As filed with the Securities and Exchange Commission on July 13, 2011
No. 333-173661
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Trustwave Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	11-3745786
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Trustwave Holdings, Inc.
70 W. Madison, Suite 1050
Chicago, Illinois 60602
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert J. McCullen
Chairman, Chief Executive Officer and President
Trustwave Holdings, Inc.
70 W. Madison, Suite 1050
Chicago, Illinois 60602
(312) 873-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	John J. Sabl Sidley Austin LLP One South Dearborn Chicago, Illinois 60603 (312) 853-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

PROSPECTUS (Subject to completion)
Issued July 13, 2011

           SHARES

COMMON STOCK

This is the initial public offering of common stock by Trustwave Holdings, Inc. We are selling shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $      and $      per share.

We have applied to list our common stock on The NASDAQ Global Market under the proposed symbol “TWAV.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

PRICE $           PER SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Company

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters a 30-day option to purchase up to          additional shares of common stock on the same terms as set forth above. See the section of this prospectus entitled “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about          , 2011.

MORGAN STANLEY	J.P. MORGAN	BARCLAYS CAPITAL

WILLIAM BLAIR & COMPANY	BMO CAPITAL MARKETS

          , 2011

Encryption
Vulnerability Scanning
TrustKeeper® Compliance
ecurity Research
Web Application Firewall
Incident Res
Network Access Con

Trustwave®

Encryption Vulnerability Scanning TrustKeeper Compliance Security Research Web Application Firewal Network access Inciocent Resp Trustwave

**30,000,000**
Payment Card Acceptance Locations Globally
(as of December 31, 2010)

**900,000**
TrustKeeper Subscriptions
(as of March 31, 2011)

## Simplify
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SaaS TrustKeeper® Portal

## Reduce
the cost of achieving compliance

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About TrustKeeper PCI Wizard
Overview
Welcome to the TrustKeeper PCI Wizard. The topics in this wizard are designed for organizations which:
Operate a brick & mortar location where customer credit cards are swiped to make purchases, and
Process credit card transactions over an Internet Connection.
As you complete and pass these topics, TrustKeeper will complete the official PCI certification form on your behalf. When you finish, you will then have an opportunity to review and submit the official form to complete the certification process.
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We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until          , 2011 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

TRADEMARKS AND TRADENAMES

This prospectus includes our trademarks and service marks such as Trustwave®, TrustKeeper®, SpiderLabs®, ModSecurity®, TrustedApp®, TrustedSentry®, Smart Tag®, Trusted Commerce®, Trustwave Security Data Warehousetm and WebDefend® which are protected under applicable intellectual property laws and are the property of Trustwave Holdings, Inc. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or tm symbols. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus before deciding to invest in our common stock. Some of the statements in this summary constitute forward-looking statements, with respect to which you should review the section of this prospectus entitled “Forward-Looking Statements.” Except where the context otherwise requires or where otherwise indicated, the terms “Trustwave,” “we,” “us,” “our,” “our Company” and “our business” refer to Trustwave Holdings, Inc., together with its consolidated subsidiaries as a combined entity. Our fiscal year ends on December 31 of each calendar year.

TRUSTWAVE HOLDINGS, INC.

Trustwave is a leading provider of on-demand data security compliance solutions that enable businesses and other organizations of all sizes to efficiently achieve and maintain compliance with regulatory requirements and industry standards. Our compliance management solutions, including our easy-to-use software-as-a-service TrustKeeper® offering, have helped hundreds of thousands of organizations simplify the complex process of validating compliance. Additionally, our broad suite of compliance enablement solutions remediates data security deficiencies, allowing our customers to achieve and maintain compliance in a cost effective manner. These solutions assist our subscribers in comprehensively securing their network infrastructure, data communications and sensitive information assets, protecting them against the increasing threats of unauthorized access, fraudulent activity and other intrusions or breaches. We have been successful in rapidly expanding our customer base across a broad range of industries as a result of our differentiated partner network, which is comprised of many of the world’s largest financial institutions and other organizations influential to the compliance and data security mandates of their customers.

Our data security compliance solutions can be applied to address many regulations and standards, including the Payment Card Industry data security standards, or “PCI,” the Health Insurance Portability and Accountability Act, or “HIPAA,” the Federal Information Security Management Act, or “FISMA,” and a number of other federal, state and international regulations and standards. To date, we have primarily focused on PCI compliance, as it is among the best defined and broadest reaching data security standards. Through this effort, we have become a leader in facilitating PCI compliance, helping organizations address the risks and challenges associated with payment card fraud and compromise. Financial institutions are generally responsible for the risk of payment card fraud or compromise and security breaches involving their payment card accepting customers to the extent they are unable to recover losses from them or other parties. In turn, many of these institutions rely on our knowledge and proprietary technology to help their customers validate, achieve and maintain compliance.

We believe data security compliance represents a large and growing addressable market, driven in part by PCI compliance. For example, MasterCard estimates that its payment cards were accepted at approximately 30 million locations worldwide as of December 31, 2010. We expect financial institutions to increasingly enforce PCI compliance among their payment card accepting customers. In addition, we believe that the number of locations where data is stored or transmitted, and consequently require protection, will continue to increase for financial transactions, as well as health care, government and other services.

Our solutions include our industry leading software-as-a-service, or “SaaS,” TrustKeeper compliance management offering along with a comprehensive suite of proprietary compliance enablement solutions. TrustKeeper and the TrustKeeper Agent assist organizations in validating compliance by analyzing, aggregating and reporting on prohibited data storage, systems configurations and security policy settings on subscribers’ systems in centralized or distributed information technology, or “IT,” environments. In addition, our compliance enablement offerings provide a comprehensive, integrated turnkey suite of data security solutions, including encryption, extensible threat management, security information and event management, network access control, web application firewalls and data loss prevention. These solutions help address vulnerabilities detected by TrustKeeper, allowing our customers to achieve and maintain compliance.

We serve customers of all sizes, from eight of the top ten Fortune 500 companies in 2010 to small- and medium-sized businesses and other organizations. Our customers include subscribers, which are businesses, government entities and other organizations that purchase our subscription services either directly or are provided our service through a member of our partner network, as well as purchasers of our professional services or perpetual-license products. Examples of our customers include financial services companies, franchised restaurants, hospitality chains, hospitals and physician networks, technology, media and telecommunications companies, educational organizations and retail operations.

We have reached many of our customers through our partner network, which is comprised of approximately 75 organizations influential to the compliance and data security mandates of their customers. Our PCI partner network includes many of the world’s leading financial institutions, major payment card companies, and other members of the payment and IT ecosystem, which we believe expands our global reach and reputation. Set forth below in alphabetical order and by the geography in which we primarily serve them is a sample of organizations that we believe are important participants within the payment and IT ecosystem with which we do business as a direct customer. The majority of these customers are also members of our partner network.

North America	American Express*	JPMorgan Chase*
	Banc of America Merchant Services*	MICROS Systems*
	Discover*	Moneris*
	EVO*	Sage Payment Solutions*
	Fifth Third Processing Solutions*	TSYS Merchant Solutions*
	First American Payment Systems*	U.S. Bank*
	First Data Corporation*	Visa
	Global Payments*	Wells Fargo*

Rest of World	Atos Worldline*	Nordea Bank*
	Barclays Capital Services	Redecard
	China UnionPay Data	Swedbank*
	Cielo	Transbank
	First National Bank (South Africa)	WorldPay (UK) Limited*

* Indicates a member of our partner network

We selected the customers listed above on the basis that they are financial institutions or payment service providers supporting more than 50,000 payment card outlets or, with respect to American Express, Discover and Visa, on the basis that they are each a founding member of the organization that developed the PCI data security standards.

In addition to PCI, we plan to expand our partner network in health care, government services and other sectors, facilitating the distribution of our solutions that address relevant regulations and standards, such as HIPAA and FISMA.

As of March 31, 2011, we had over 900,000 TrustKeeper subscriptions, primarily consisting of payment card acceptance locations, the majority of which were identified by our partner network as requiring PCI compliance services. Each payment card acceptance location of a subscriber is generally counted as a separate TrustKeeper subscription when either one of our partners or the subscriber has initiated payment for our service. As of the same date, we estimate that there were approximately 6 million payment card acceptance locations within our existing PCI partner network. A number of our partners are in the midst of a multi-year effort to monitor and enforce PCI compliance among their payment card accepting customers, and in turn we expect the number of subscriptions to increase, although we do not expect this effort will result in all of them becoming subscribers and some may already be covered by our enterprise arrangements.

Our revenue increased from $58.3 million in 2008 to $73.1 million in 2009 and $111.5 million in 2010, and our net loss for each of those years was $2.0 million, $1.5 million and $4.6 million, respectively. In the same periods, our Adjusted EBITDA increased from $0.4 million in 2008 to $3.1 million in 2009 and $4.9 million in 2010. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance. Adjusted EBITDA should not be considered as an alternative to net income (loss), which is the most directly comparable financial measure calculated in accordance with GAAP, or any other measure of financial performance calculated in accordance with GAAP. For a discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see note 3 to the tables included in “Summary Historical and Pro Forma Consolidated Financial Data.”

Industry Background

We believe businesses, government entities and other organizations face a number of challenges in achieving and maintaining compliance with regulatory requirements and industry standards, including:

•	increasing data security threats, which have led to a heightened regulatory and compliance environment;

•	regulatory and compliance requirements that are becoming increasingly complex and challenging to achieve and maintain; and

•	many existing compliance and data security solutions that are highly complex and expensive.

As a result, we believe there is an increasing need for on-demand, scalable, automated and cost-effective data security compliance solutions that can help these organizations address these challenges in real time and simplify the process for validating, achieving and maintaining compliance. According to International Data Corporation, or “IDC,” the total governance, risk and compliance infrastructure software market is expected to grow from $17.3 billion in 2009 to $34.5 billion in 2014, representing a compound annual growth rate of 14.8%. According to IDC, the software-as-a-service, or on-demand, software market is expected to grow from $13.1 billion in 2009 to $40.5 billion in 2014, representing a compound annual growth rate of 25.3%.

Our Solutions

Key differentiators of our solutions include:

Simplifying complex compliance processes.  Our on-demand solutions simplify and automate complex compliance processes by facilitating completion of compliance assessments, automating the diagnosis of an organization’s security posture and providing easy-to-understand actionable information. Many of our other solutions are delivered as a service, also simplifying implementation and facilitating use, which is particularly important to organizations with limited IT resources and personnel.

Scalable and flexible.  Our solutions are designed to satisfy our customers’ needs as their businesses grow and to address the needs of organizations with complex, geographically dispersed and heterogeneous IT infrastructures, regardless of size.

Cost-effective to achieve and maintain compliance.  We provide our customers with many cost-effective solutions delivered as a service, eliminating much of the need for up-front infrastructure costs to achieve and maintain compliance. Our integrated solutions also reduce the need for in-house personnel resources and out-of-pocket costs to monitor and demonstrate on-going compliance.

Comprehensive and integrated solutions.  We offer a broad suite of compliance solutions that typically work together in an integrated fashion to identify non-compliant areas as well as to remediate data security vulnerabilities.

Trusted brand.  We are a leading provider of on-demand data security compliance solutions, endorsed by and marketed through many of the world’s largest, most trusted financial institutions and other well-known organizations with whom we partner to deliver our solutions.

Differentiated proprietary knowledge and technology.  Our large, global customer footprint gives us visibility into existing and potential threats, which is enhanced by our SpiderLabs team, a leader in analyzing security threats and incident response. This allows us to proactively develop our solutions to address specific customer needs and protect against the latest security threats.

Our Business Model

We have developed a differentiated business model that has the following attributes:

Differentiated go-to-market strategy.  We have developed a partner network comprised of a number of the world’s largest financial institutions, payment service providers and other organizations influential to the compliance and data security mandates of their customers. These organizations serve as differentiated and cost effective distribution partners for us, and we typically co-brand and co-market with these organizations to their customers.

On-demand delivery model.  Many of our solutions are delivered on-demand, including our software-as-a-service TrustKeeper solution, which is offered through a subscription over the Internet using a multi-tenant architecture. This model allows us to quickly deliver a modular service to which organizations can easily subscribe without significant upfront capital investment or the requirement for professional services to integrate software or appliances into their environment.

Initiate and build upon subscriber relationships.  We typically initiate a relationship with a subscriber through one of our network partners by offering our compliance management solution. We then build upon our relationship by offering our subscribers integrated compliance enablement solutions to cost-effectively enhance their security posture and help them achieve data security compliance.

Global delivery capabilities.  As of March 31, 2011, we served customers in approximately 65 countries through employees and dedicated third-party support located in approximately 20 countries. We believe our multilingual, on-demand solutions allow us to efficiently serve organizations of all sizes worldwide.

Our Growth Strategy

The following are key elements of our growth strategy:

Grow subscriber base within existing partner network.  We plan to grow our subscriber base globally by converting more of our PCI partner network payment card acceptance locations into TrustKeeper subscriptions. We estimate that, as of March 31, 2011, there were approximately 6 million payment card acceptance locations within our existing PCI partner network.

Build upon relationships with existing subscriber base.  We believe that our compliance management solutions will continue to generate cross-selling opportunities to our installed base of our comprehensive suite of compliance enablement solutions as subscribers seek to remediate vulnerabilities identified by the compliance management process. In addition, we anticipate further expansion into the network of branches and franchises of our distributed enterprise customers.

Expand portfolio of new technologies.  We expect to continue to develop and enhance our solutions to address specific customer needs and the latest security threats. Some of our products that are designed to address compliance with PCI can also be utilized by our customers to address compliance with certain requirements of other regulations and standards. We plan to leverage our expertise in addressing PCI compliance to further expand our offerings in other data security compliance regimes such as HIPAA and FISMA, among others.

Extend our partner network.  We plan to continue to seek additional partners to reach more payment card acceptance locations worldwide. Additionally, we plan to develop partner networks in health care, government services and other sectors, facilitating the distribution of our solutions that address relevant regulations and standards.

Expand internationally.  Our revenue from customers outside of our North America segment has grown from $10.4 million in 2008 to $16.8 million in 2010, an increase of 62%. We plan to increase our international presence, primarily by growing our presence in the approximately 65 countries in which we have customers.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including those highlighted in the section entitled “Risk Factors,” before investing in our common stock. Risks relating to our business include, among others, the following:

•	our business and results of operations could be materially adversely affected if PCI is changed, cancelled, replaced or not enforced, new or different technologies that minimize the need for PCI are widely adopted, or we lose any of our PCI certifications;

•	the loss of a significant member or group of members of our partner network, the failure to engage new partners or the decision by one of our partners to use our products less or compete against us could materially adversely affect our operations and sales;

•	if we are unable to develop and maintain relationships with businesses, government entities and other organizations within our existing partner network that have not enrolled their customers into TrustKeeper, or whose customers have enrolled but have not become subscribers, our operating results may decline;

•	we face intense competition in our market, both from larger, better-known companies and from more targeted competitors, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

•	we may not be able to compete effectively with companies that integrate or bundle products similar to ours with their other product offerings;

•	if we are not successful in executing our strategy to increase our sales to larger enterprises, our results of operations may suffer; or

•	our efforts to expand our product and service offerings beyond the PCI market may not succeed.

Recapitalization

Prior to the completion of this offering, we intend to complete an internal recapitalization pursuant to which our outstanding shares of Class A common stock, Class B common stock, Series A-1 preferred stock, Series A-2 preferred stock and Series B preferred stock will be converted into a single class of common stock on a share-for-share basis and, immediately thereafter, we will effect a one-for-four reverse stock split with respect to our outstanding common stock. In order to obtain the consent of the holders of our Series A preferred stock to convert their shares into common stock, we have agreed to make a one-time cash payment to such holders in an aggregate amount of approximately $7.8 million, which will be paid upon, and is subject to, the closing of this offering. For ease of reference, we collectively refer to our Series A-1 preferred stock, Series A-2 preferred stock and Series B preferred stock as our “preferred stock,” and to the conversion of all of our outstanding Class A common stock, Class B common stock and preferred stock into a single class of common stock, the one-for-four reverse stock split in connection therewith and the associated payment to the holders of our Series A preferred stock as the “Recapitalization.”

Upon completion of the Recapitalization, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.10 per share. In connection with the Recapitalization, each outstanding option to purchase Class A common stock or Class B common stock and each outstanding warrant exercisable for shares of Class A common stock will relate to shares of our common stock and otherwise be adjusted appropriately to give effect to the reverse stock split.

Additional Information

The issuer of the common stock in this offering was originally incorporated as a Delaware corporation in 2005. Our corporate headquarters are located at 70 W. Madison Street, Suite 1050, Chicago, Illinois 60602. Our telephone number is (312) 873-7500. Our website address is www.trustwave.com. The information on our website is not deemed, and you should not consider such information, to be part of this prospectus.

THE OFFERING

Common stock offered	shares.

Common stock to be outstanding immediately after this offering	shares.

Option to purchase additional shares	shares.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use substantially all of the net proceeds from this offering for general corporate purposes. We have not allocated the net proceeds from this offering for any specific purpose at this time. See “Use of Proceeds.”

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

NASDAQ Global Market symbol	“TWAV.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock outstanding immediately after this offering:

•	gives effect to the Recapitalization, including the conversion of our outstanding Class A common stock, Class B common stock and preferred stock into a single class of common stock and the one-for-four reverse stock split;

•	assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws;

•	excludes: (i) 3,512,862 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.06 per share as of March 31, 2011; (ii) 410,021 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $6.57 per share as of March 31, 2011; (iii) 101,125 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to March 31, 2011 at a weighted average exercise price of $12.12 per share; (iv) 852,259 shares of our common stock reserved for grants under our 2001 Stock Incentive Plan (although no further grants will be made under such plan following this offering); (v) 2,770,000 shares of our common stock reserved for future grants under our 2011 Cash and Equity Incentive Plan, or the “2011 Incentive Plan,” that we adopted in connection with this offering, which includes an aggregate of 317,500 shares of common stock issuable upon the exercise of stock options that will be granted to certain members of our management in connection with this offering and to certain of our directors in connection with their appointment to our board; and (vi) 300,000 shares of our common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, or the “ESPP,” that we adopted in connection with this offering;

•	includes an aggregate of 230,000 shares of restricted stock that will be granted upon the completion of this offering to certain of our directors in connection with their appointment to our board; and

•	assumes: (i) no exercise by the underwriters of their option to purchase up to additional shares from us; and (ii) an initial public offering price of $ per share, which is the midpoint of the initial public offering price range indicated on the cover of this prospectus.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables summarize our financial data as of the dates and for the periods indicated. We have derived the summary consolidated financial data for the years ended December 31, 2008, 2009 and 2010 from our audited consolidated financial statements for such years and for the three months ended March 31, 2010 and 2011 from our unaudited consolidated financial statements for such periods. Our audited consolidated financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 have been included in this prospectus. Our unaudited consolidated financial statements as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 have been included in this prospectus.

The unaudited pro forma as adjusted consolidated statement of operations data set forth below for the year ended December 31, 2010 gives effect to (i) the acquisitions of Intellitactics, Inc. or “Intellitactics,” and Breach Security, Inc., or “Breach Security,” (ii) the Recapitalization, including the conversion of all of the outstanding shares of our Class A common stock, Class B common stock and preferred stock into a single class of common stock and the one-for-four reverse stock split, (iii) our issuance and sale of           shares of common stock in this offering at an assumed public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expense payable by us and (iv) additional stock compensation costs related to grants of awards made in connection with this offering, as if all such transactions had occurred on January 1, 2010. The operating results for Intellitactics and Breach Security are included in our statement of operations data for the year ended December 31, 2010 from their acquisition dates of March 1, 2010 and June 18, 2010, respectively. The unaudited pro forma as adjusted consolidated statement of operations data set forth below for the three months ended March 31, 2011 gives effect to (i) the Recapitalization, including the conversion of all of the outstanding shares of our Class A common stock, Class B common stock and preferred stock into a single class of common stock and the one-for-four reverse stock split, (ii) our issuance and sale of           shares of common stock in this offering at an assumed public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expense payable by us and (iii) additional stock compensation costs related to grants of awards made in connection with this offering, as if all such transactions had occurred on January 1, 2011.

The selected unaudited pro forma balance sheet data set forth below as of March 31, 2011 gives effect to the Recapitalization, including the conversion of all of the outstanding shares of our Class A common stock, Class B common stock and preferred stock into a single class of common stock, the one-for-four reverse stock split and the payment to the holders of our Series A preferred stock, and the selected unaudited pro forma as adjusted balance sheet data set forth below as of March 31, 2011 also gives effect to our issuance and sale of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, in each case as if such transactions had occurred on such date.

The unaudited pro forma consolidated financial data is provided for informational purposes only, does not necessarily present our financial position or results of operations as they would have been if the companies involved had constituted one entity for the period presented and is not necessarily indicative of our future results of operations or the results that might have occurred if the forgoing transactions had been consummated on the indicated date.

The summary historical and pro forma consolidated data presented below should be read in conjunction with the sections entitled “Risk Factors,” “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto and other financial data included elsewhere in this prospectus.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2008	2009	2010		2010	2011
				Pro Forma			Pro Forma
			Actual	as Adjusted	Actual	Actual	as Adjusted
	(in thousands, except share and per share data)

Revenue
Subscription revenue	$44,356	$56,708	$81,677	$	$16,829	$23,448	$
Professional services	13,219	15,056	19,639		3,342	5,721
Product sales	753	1,343	10,187		1,518	2,229

Total revenue	58,328	73,107	111,503		21,689	31,398

Cost of sales
Service delivery, excluding depreciation and amortization	22,525	26,431	33,415		7,406	9,363
Product sales, excluding depreciation and amortization	440	481	1,715		273	508
Depreciation and amortization	591	718	1,403		266	450

Total cost of sales	23,556	27,630	36,533		7,945	10,321

Gross profit	34,772	45,477	74,970		13,744	21,077

Operating expenses
Product development	6,749	9,146	20,112		3,744	6,194
Sales and marketing	14,059	17,388	29,264		5,753	7,122
General and administrative	16,030	20,511	29,602		6,491	7,002

Total operating expenses	36,838	47,045	78,978		15,988	20,318

Income (loss) from operations	(2,066)	(1,568)	(4,008)		(2,244)	759
Interest expense, net	(151)	(112)	(87)		(36)	(8)
Other income (loss), net	193	(304)	(155)		(106)	18
Gain on acquisition	—	552	—		—	—

Income (loss) before income taxes	(2,024)	(1,432)	(4,250)		(2,386)	769
Income tax expense	(22)	(114)	(372)		(78)	(110)

Net (loss) income	$(2,046)	$(1,546)	$(4,622)	$	$(2,464)	$659	$

Cumulative annual preferred dividends(1)	$(1,441)	$(1,800)	$(1,800)		(450)	(450)

Net (loss) income attributable to common shareholders	$(3,487)	$(3,346)	$(6,422)		$(2,914)	$209

Net (loss) income per common shares:
Basic(2)	$(0.05)	$(0.05)	$(0.07)	$	$(0.04)	$0.00	$
Diluted(2)	$(0.05)	$(0.05)	$(0.07)	$	$(0.04)	$0.00	$
Weighted average shares outstanding:
Basic(2)	69,100,346	71,339,985	86,721,283		79,317,662	91,783,570
Diluted(2)	69,100,346	71,339,985	86,721,283		79,317,662	98,215,085
Other Data:
Adjusted EBITDA(3)	$407	$3,079	$4,856	$	(610)	2,537	$
Net cash provided by (used in):
Operating activities	671	20,943	(10,212)		(5,495)	4,646
Investing activities	(2,226)	(2,292)	8,581		2,410	(882)
Financing activities	6,668	(1,165)	(7,495)		(6,375)	190
Depreciation and amortization	2,136	3,012	4,970		1,021	1,517
Capital expenditures	1,786	2,743	4,273		333	882

	As of March 31, 2011
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$18,492	$10,670	$
Working capital(4)	(676)	(8,498)
Total assets	120,175	112,353
Total debt	—	—	—
Total convertible redeemable preferred stock(5)	21,684	—	—
Total stockholders’ equity	37,979	51,841

(1)	Represents the cumulative annual dividends payable on our outstanding preferred stock. Such dividends are payable only upon liquidation, dissolution or winding up of the Company or when and if declared by our board of directors. Our board of directors has not declared any dividends on our preferred stock and all accumulated dividends on such preferred stock will be extinguished in connection with the Recapitalization. For additional information regarding the terms of our existing preferred stock, see notes 13 and 14 to our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 and notes 11 and 12 to our unaudited consolidated financial statements for the three months ended March 31, 2010 and 2011 included elsewhere in this prospectus.

(2)	Net (loss) income per common share (basic and diluted) and the weighted average number of shares used to compute net (loss) income per common share (basic and diluted) for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2010 and 2011 on an actual basis have been calculated without giving effect to the Recapitalization. Pro forma as adjusted net (loss) income per common share (basic and diluted) and the weighted average number of shares gives effect to the Recapitalization and issuance and sale of shares in this offering.

(3)	We present Adjusted EBITDA, a non-GAAP measure, in this prospectus to provide investors with a supplemental measure of our operating performance. We believe that Adjusted EBITDA is a useful performance measure and is used by us to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business than GAAP measures can provide alone. Our board of directors and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expectations and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including our senior executives.

We believe Adjusted EBITDA may be useful to investors in comparing our operating performance consistently over time as it removes from our operating results the impact of our capital structure, asset base (primarily depreciation and amortization), items outside the control of the management team (such as taxes or changes in foreign currency exchange rates) and other non-cash (purchase accounting adjustments) or non-recurring items, including the impact of non-cash stock-based compensation expense.

We define Adjusted EBITDA, a non-GAAP financial measure, as net income (loss) before income tax expense (benefit), depreciation and amortization, net interest expense, stock-based compensation, gain (loss) on foreign currency exchange, severance and transition costs, and acquisition, transaction and integration expenses.

The use of Adjusted EBITDA has limitations as an analytical tool and you should not consider this performance measure in isolation from, or as an alternative to, GAAP measures such as net income (loss). Adjusted EBITDA is not a measure of liquidity under GAAP or otherwise, and is not an alternative to cash flow from continuing operating activities. The limitations of Adjusted EBITDA include: (i) it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, our working capital needs; (iii) it does not reflect income tax payments we may be required to make; and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

To properly and prudently evaluate our business, we encourage you to review our audited consolidated financial statements included elsewhere in this prospectus and the reconciliation to Adjusted EBITDA from net loss, the most directly comparable financial measure presented in accordance with GAAP, set forth in the table below. All of the items included in the reconciliation from net income to Adjusted EBITDA are either (i) non-cash items or (ii) items that management does not consider in assessing our on-going operating performance. In the case of the non-cash items, management believes that investors may find it useful to assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other items that management does not consider in assessing our on-going operating performance, management believes that investors may find it useful to

(footnotes continued on following page)

assess our operating performance if the measures are presented without these items because their financial impact may not reflect on-going operating performance.

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2008	2009	2010		2010	2011
				Pro Forma			Pro Forma
			Actual	as Adjusted	Actual	Actual	as Adjusted
	(unaudited)
	(in thousands)

Net (loss) income	$(2,046)	$(1,546)	$(4,622)	$	$(2,464)	$659
Income tax expense	22	114	372		78	110
Depreciation and amortization	2,136	3,012	4,970		1,021	1,517
Interest expense, net	151	112	87		36	8
Stock-based compensation expense(a)	285	278	1,026		137	293
(Gain) loss on foreign currency exchange	(178)	259	232		84	(50)
Severance and transition costs(b)	—	948	1,268		350	—
Acquisition, transaction and integration expenses(c)	37	(98)	1,523		148	—

Total adjustments	2,453	4,625	9,478		1,854	1,878

Adjusted EBITDA	$407	$3,079	$4,856	$	$(610)	$2,537

(a)	Represents non-cash compensation expense.

(b)	Represents severance and transition payments made to employees that were terminated as a result of acquisitions and to certain members of our senior management team whose positions were restructured in contemplation of this offering.

(c)	Represents costs and expenses associated with acquisitions, transactions and integration activities during the period, including the following:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2008	2009	2010		2010	2011
				Pro Forma			Pro Forma
			Actual	as Adjusted	Actual	Actual	as Adjusted
	(unaudited)
	(in thousands)

Acquisition costs(i)	$3	$271	$261	$	$140	—
Transaction costs for potential acquisitions(ii)	34	5	494		—	—
Financial reporting costs for acquired companies(iii)	—	113	195		8	—
Lease abandonment(iv)	—	—	342		—	—
Post acquisition purchase accounting adjustments(v)	—	65	231		—	—
Gain on acquisition(vi)	—	(552)	—		—	—

Total acquisition, transaction and integration expenses	$37	$(98)	$1,523	$	$148	—

(i)	Represents legal fees incurred in connection with acquisitions during the period.

(ii)	Represents legal, accounting and other consulting fees incurred in connection with transactions that were not completed.

(iii)	Represents valuation services and audits of acquired companies.

(iv)	Represents the lease abandonment accrual for our facility in Carlsbad, California.

(v)	Represents certain adjustments relating to the purchased assets and assumed liabilities of Mirage Networks, Inc., BitArmor Systems, Inc. and Breach Security, Inc. which we identified subsequent to finalizing the purchase accounting for such acquisitions.

(vi)	Represents the gain on acquisition of Mirage Networks, Inc.

(4)	Working capital is the amount by which current assets exceed current liabilities.

(5)	Our Series A-1 preferred stock and Series A-2 preferred stock can be redeemed upon the written request of the holders of two-thirds of our Series A-1 preferred stock or Series A-2 preferred stock, respectively, at an amount equal to their respective liquidation preferences. Since this redemption feature is not in our control, and does not have a date certain or event certain redemption requirement, we have classified our Series A-1 preferred stock and Series A-2 preferred stock as temporary equity on our consolidated balance sheet. For additional information regarding the terms of our preferred stock, see note 14 to the notes to our consolidated financial statements included elsewhere in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock. Before deciding whether to invest in our common stock, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes.

Risks Relating to Our Business

A substantial portion of our revenue is derived from our solutions that help organizations validate, achieve and maintain PCI compliance and, as a result, our business and results of operations could be materially adversely affected if PCI is changed, cancelled, replaced or not enforced, new or different technologies that minimize the need for PCI are widely adopted, or we lose any of our PCI certifications.

We generate a majority of our revenues from our solutions that help organizations achieve and maintain compliance with PCI, and we expect that will continue for the foreseeable future. Our PCI compliance solutions, including our TrustKeeper solution, are based on the PCI security standards developed and maintained by the PCI Security Standards Council, or the “PCI Council.” The PCI Council may adopt significant changes to PCI with little or no notice, including changes that could make PCI more or less onerous for businesses. Governments may also adopt laws or regulations that conflict with PCI. If we are unable to timely adapt our compliance solutions to such changes, our subscribers and members of our partner network may lose confidence in our products and could switch to products offered by our competitors. If security standards are changed in a manner that makes them less onerous, our subscribers and members of our partner network may view PCI compliance as less critical to their businesses, and our partner network members may be less aggressive in requiring validation with PCI and in recommending our products to their customers.

Our growth strategy depends to a significant extent on our ability to cross-sell our compliance enablement solutions to subscribers who utilize our compliance management solutions. If the PCI Council were to prohibit or limit us from cross-selling our enablement solutions to subscribers who utilize our compliance management solutions, we would be unable to pursue a significant aspect of our growth strategy, which could have a material adverse effect on our growth prospects and our results of operations.

The introduction of products and services embodying new technologies could render our existing products and services obsolete and unmarketable. Other payment security technologies exist or could be developed in the future, and our business could be materially negatively affected if such technologies are widely adopted. For example, businesses in the United Kingdom utilize the “chip and pin” smartcard payment system in which payment cards are embedded with a microchip and are authenticated automatically using a personal identification number. This technology has been adopted in other countries, particularly in Europe, and we expect that this trend will continue. Although we believe the “chip and pin” technology does not replace or eliminate the need for our compliance solutions, customers and potential customers may nevertheless view our solutions as less critical to their businesses. Other security technologies not based on PCI could also be developed and adopted by businesses, which could result in our customers switching to those alternative technologies. We may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis, or at all. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our solutions even in light of new technologies, our business and financial condition could be materially adversely affected.

In addition, domestic or international jurisdictions could adopt new laws or regulations that conflict with or minimize the importance of PCI. If we are unable to timely and effectively respond to any changes in the laws or regulations governing data security compliance, our business could be negatively affected.

Another important aspect of our growth strategy is the expansion of our international operations. Although PCI applies globally, compliance may be enforced less aggressively in international jurisdictions as compared to the U.S. or businesses in international jurisdictions may be less sensitive to data security compliance. As a result, we could expend considerable time and resources on our international growth strategy without any assurances of success, or our international sales may grow more slowly than we expect. In addition, international jurisdictions may have laws or regulations that conflict with PCI, and we may be unable to adapt our solutions to such laws or regulations, which could limit our opportunities for international expansion.

We also hold certain certifications under the requirements of the PCI Council, including “Qualified Security Assessor,” “Approved Scanning Vendor” and “Qualified PCI Forensic Investigator.” If we were to lose any or all of these certifications, whether due to changes in PCI, the failure of our products to comply with PCI or for any other reason, our ability to operate our business could be materially adversely affected.

The loss of a significant member or group of members of our partner network, the failure to engage new partners or the decision by one of our partners to use our products less or compete against us, could materially adversely affect our operations and sales.

We derive a substantial portion of our revenue from our relationships with our partner network, which includes financial institutions, payment service providers and other organizations influential to the compliance and data security mandates of their customers. While our partner network is comprised of approximately 75 organizations, our five largest partner network members accounted for 15.7% our of revenue during 2010, and one member of our partner network, U.S. Bank, accounted for 10.0% of our revenue during 2010. Historically, members of our partner network have also introduced or referred us to other customer opportunities, the revenue from which we do not attribute to such members. The amount of our revenue that we derive from our partner network may be higher if these referrals or indirect relationships are considered, but we are currently unable to reliably attribute such revenue to particular members of our partner network. For the foreseeable future, we expect to continue to depend on a relatively small number of organizations in our partner network for a significant percentage of our revenue.

Our agreements with the members of our partner network are non-exclusive, and if they choose to use our products less or place greater emphasis on compliance solutions offered by our competitors, or if they otherwise fail to enroll their customers in our compliance solutions, our ability to grow our sales and customer base may be adversely affected. The unforeseen loss of one or more of our major partners, or the decision of one or more of our major partners to emphasize our competitors’ products or develop their own products, could seriously harm our business.

In addition, our continued revenue growth will depend in part on our ability to expand our partner network. Engaging new partners requires the expenditure of a considerable amount of time and resources by our management, sales force and other key employees, and we cannot assure you that our efforts will prove successful. To the extent we are unable to enter into arrangements with new partners, our ability to sell our solutions to new customers will be harmed, and our results of operations and financial condition could be negatively affected.

If we are unable to develop and maintain relationships with businesses, government entities and other organizations within our existing partner network that have not enrolled their customers into TrustKeeper, or whose customers have enrolled but have not become subscribers, our operating results may decline.

Our growth strategy depends to a significant extent on our ability to enroll our existing partner network’s customers into our TrustKeeper solution. We depend on our partners to help us identify these potential enrollees, enroll them in TrustKeeper and encourage them to become subscribers. We and our partners may be unsuccessful in obtaining new enrollees or converting enrollees to subscribers, which could negatively affect our results of operations.

We face intense competition in our market, both from larger, better-known companies and from more targeted competitors; we may lack sufficient financial or other resources to maintain or improve our competitive position.

We compete with a large and broad array of established and emerging compliance and data security vendors in a highly fragmented and competitive environment. Our principal competitors vary across our suite of data security solutions and between our enterprise and small- and medium-sized business customers. We principally compete with hundreds of smaller, private companies and, to a lesser extent, a more limited number of larger, more established companies. A few of our larger competitors have a broad array of compliance enablement solutions and other security software products and may be able to offer products or functionality similar to ours at a more attractive price by integrating or bundling them more effectively than we can. Our competitors may attempt to further expand their presence in the data security compliance market and compete more directly against one or more of our products, services or solutions.

Some of these existing and potential competitors may enjoy competitive advantages such as:

•	greater name recognition and longer operating histories;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with network partners and customers;

•	access to larger customer bases;

•	greater customer support resources;

•	greater resources to make acquisitions;

•	lower labor and development costs or increased economies of scale; and

•	substantially greater financial, technical and other resources.

Some of our competitors have substantially larger installed customer bases beyond the data security compliance market and leverage their relationships based on other products, services or solutions or incorporate data security functionality into their existing products or services in a manner that may discourage users from purchasing our products or solutions. These larger competitors may also have more diversified businesses that allow them to better withstand significant reduction in capital spending by customers in a number of markets.

Conditions in our markets could change rapidly and significantly as a result of technological advancements or market consolidation. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources and product and services offerings in the markets we address. In addition, current or potential competitors may be acquired by third parties with greater available resources. As a result of such acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, and more readily develop and expand their product and service offerings. These competitive pressures in our market or our failure to compete effectively may adversely affect our operating results and market share.

We may not be able to compete effectively with companies that integrate or bundle products similar to ours with their other product offerings, and consolidation within our industry may heighten this risk.

Many large, integrated software companies offer suites of products that include software applications for security and compliance management. In addition, hardware vendors, including diversified, global concerns, offer products that address the security and compliance needs of certain enterprises that comprise our target market. Further, several companies currently sell software products that our customers and potential customers have broadly adopted, providing them a substantial advantage when they sell products that perform functions substantially similar to some of our products. Competitors that offer a large array of security or software products may be able to offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling them with their other product offerings. Consolidation in our industry increases the likelihood of competition based on integration or bundling. Customers may also increasingly seek to consolidate their enterprise-level software purchases with a small number of larger companies that can purport to satisfy a broad range of their requirements. If we are unable to sufficiently differentiate our products from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see a decrease in demand for our products, which would adversely affect our business, operating results and financial condition. Similarly, if customers seek to concentrate their software purchases with a few large providers, we may be at a competitive disadvantage.

Mergers, acquisitions or consolidations by and among actual and potential competitors present heightened competitive challenges to our business. The consolidation in our industry increases the likelihood of competition based on integration or bundling, particularly where competitors’ products and offerings are effectively integrated, and we believe that consolidation in our industry may increase the competitive pressures we face on all our products. If we are unable to sufficiently differentiate our products from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see a decrease in demand for those products, which would adversely affect our business, operating results and financial condition. Further, it is possible that continued industry consolidation may impact customers’ perceptions of the viability of smaller or even medium-sized firms and consequently customers’ willingness to purchase from such firms. Similarly, if customers seek to concentrate their software purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage notwithstanding the superior performance that we believe our products can deliver.

If we are not successful in executing our strategy to increase our sales to larger enterprises, our results of operations may suffer.

Part of our growth strategy is to increase sales of our compliance solutions to enterprise customers. Sales to enterprise customers involve risks that may not be present, or that are present to a lesser extent, with sales to small- and medium-sized organizations. These risks include:

•	increased competition from larger competitors that traditionally target enterprises, service providers and government entities and that may already have purchase commitments from those customers;

•	increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us;

•	more stringent requirements in our support service contracts, including stricter support response times, and increased penalties for any failure to meet support requirements; and

•	longer sales cycles and the associated risk that substantial time and resources may be spent on a potential customer who elects not to purchase our products and services.

Large enterprises often undertake a significant evaluation process that results in a lengthy sales cycle. We may spend substantial time, effort and money in our sales efforts without being successful in producing any sales. In addition, product and service purchases by enterprises are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. Finally, enterprises typically have longer implementation cycles, require greater product functionality and scalability and a broader range of services (including design services), demand that vendors such as us take on a larger share of risks, sometimes require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these customers. If sales expected from a large customer for a particular quarter are not realized in that quarter or at all, our business, operating results and financial condition could be materially adversely affected.

Our efforts to expand our product and service offerings beyond the PCI market may not succeed.

One aspect of our growth strategy is the expansion of our partner network in health care and government services in order to facilitate the distribution of solutions that address regulations and standards other than PCI, such as HIPAA and FISMA. Although some of our products that are designed to address compliance with PCI can also be utilized by our customers to address certain requirements of other regulations and standards such as HIPAA and FISMA, to date we have not developed any products solely designed for such use. Our experience with compliance solutions for such regulations and standards is limited. This strategy will likely require us to invest a significant amount of time and resources with no assurances of success. We believe that our cash and cash equivalents together with cash flows from operations will be sufficient to meet our contemplated capital expenditures in this regard. Our product and service offerings for non-PCI markets may not be adopted by potential customers or may otherwise fail to achieve commercial success. In addition, we may be unable to develop a partner network for these solutions similar to the network we have developed for our PCI compliance solutions. If we are not successful in executing on this aspect of our growth strategy, our business, operating results and financial condition could be materially adversely affected.

Defects or vulnerabilities in our products or services or the failure of our products to adequately prevent a data security breach or protect data assets could harm our reputation and sales of our products and services and expose us to liability for losses.

Because our products are complex, undetected errors, failures or bugs may occur, especially when products are first introduced or when new versions are released despite our efforts to test those products and enhancements prior to release. Defects, errors or vulnerabilities may make our products susceptible to hacking or electronic break-ins or otherwise cause them to fail to help secure data. Any such failures may temporarily or permanently expose our customers’ data, leaving their data unprotected against the latest security threats. We may not be able to correct defects, errors, vulnerabilities or failures promptly, or at all.

In addition, our products or services could be perceived to be ineffective for a variety of reasons outside of our control. Hackers could circumvent our customers’ security measures, and customers may misuse our products resulting in a security breach or perceived product failure. We provide an enterprise-grade security compliance solution that integrates with a variety of other elements in a customer’s IT and security infrastructure, and we may receive blame for a security breach that was the result of the failure of one of the other elements. The occurrence of a breach, whether or not caused by our products, could delay or reduce market acceptance of our products, and have an adverse effect on our business and financial performance, and any necessary revisions to our products may cause us to incur significant expenses.

Any defects, errors, vulnerabilities or failures in our products or services could result in:

•	expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate or work-around errors or defects or to address and eliminate vulnerabilities;

•	loss of existing or potential partners or customers;

•	loss or disclosure of confidential information or our proprietary technology;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	lost market share;

•	negative publicity, which will harm our reputation; and

•	litigation, regulatory inquiries or investigations that may be costly and harm our reputation.

In addition, an actual or perceived security breach of the data of one of our customers or our own systems, regardless of whether the breach is attributable to the failure of our products to prevent the security breach, could adversely affect the market’s and our customers’ perception of us as a leading data security compliance company or of our security products and services. Such an occurrence could result in negative press coverage and negatively affect our reputation. Any reputational harm to our company or our brand, or to any of our security products and services, may result in the loss of existing customers or make it more difficult for us to engage new customers.

With respect to enterprise customers, our qualified security assessors could also unintentionally provide erroneous compliance validations. If that were to occur, we could be exposed to liability, suffer reputational damage or, if we do not timely rectify the issue, be placed on a remediation list by PCI or lose or Qualified Security Assessor certification.

Although we have limitation of liability provisions in our standard terms and conditions of sale, they may not fully or effectively protect us from claims as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. In addition, some of our customer agreements may require us to indemnify our customers for any claims or losses resulting from defects, errors or vulnerabilities in, or infringement by, our products. The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

If we fail to timely update our products in response to new security threats or to detect security attacks, our customers’ systems and data could be compromised.

The threats facing our customers are constantly evolving and the techniques used by attackers to access or sabotage data change frequently. Our signature operations team develops signatures for new and emerging malicious code and malware. When incorporated into certain of our products, the signatures identify malicious code or malware and prevent the threat from affecting our customer’s systems and data. If we fail to timely update signatures, such that new or modified malicious code or malware are not detected by our products, our customers who utilize those products may suffer a data security breach, which could cause damage to their network and systems and loss of their data.

In addition, our teams that support our compliance enablement solutions provide real-time threat monitoring and detection for our customers. If we fail to discover a security attack against a customer, whether due to defects or vulnerabilities in our systems or our failure to timely update our threat protection systems in response to new threats, or fail to notify a customer of an attack, such customer’s network could be compromised, potentially resulting in damage to their network and systems and loss of their data.

Any such security incidents could result in the loss of customers or partners and harm our brand and reputation, which could have a material adverse effect on our business and results of operations.

If our internal network system is compromised by computer hackers, public perception of our security products and services will be harmed.

We will not succeed unless the marketplace is confident that we provide effective security protection. Because we provide security products, we may be a more attractive target for attacks by computer hackers. If an actual or perceived breach of network security occurs in our internal systems, it could adversely affect the market perception of our products and services, and may expose us to the loss of information, litigation and possible liability. In addition, such a security breach could impair our ability to operate our business, including our ability to provide support services to our customers. If this happens, our revenue could decline and our business could suffer.

Damage or disruptions to our facilities, including our corporate headquarters and third-party data center hosting facility, could impair the delivery of our products and services and materially adversely affect our business, operating results and financial condition.

Most of our sales, finance and administrative operations, and a portion of our development operations, are conducted at our corporate headquarters in Chicago, Illinois. Although we take precautions to safeguard our Chicago facility, including through physical security measures, insurance, security procedures, health and safety protocols and off-site back up of computer data, any loss of or damage or disruption to this facility could harm our ability to timely and effectively meet our customers’ data security compliance requirements, which in turn could materially adversely affect our business, operating results and financial condition.

In addition, we currently serve a substantial portion of our customers from a third-party data center hosting facility. As part of our current disaster recovery arrangements, our production environment and all of our business critical data is replicated in near real-time to our secondary data center in our corporate headquarters. Any damage to, or failure of, our data center hosting facility or recovery facility could result in interruptions in our products and services. As we add data centers and add capacity in our existing primary data center, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Interruptions in our service may reduce our revenue and harm our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable. Despite precautions taken at our third-party data center hosting facility, the occurrence of a natural disaster or an act of terrorism, a decision to close the facility without adequate notice or other unanticipated problems at that facility could result in lengthy interruptions in our service.

We cannot be certain that our development activities will be successful or will not incur delays or cost overruns.

While our management team is committed to enhancing our current product and services offerings and introducing innovative new products and services, we cannot be certain that our development activities will be successful or that we will not incur delays or cost overruns. Furthermore, we may not have sufficient financial resources to identify and develop new technologies and bring product enhancements or new products and services to market in a timely and cost effective manner. New technologies and product enhancements could be delayed or cost more than we expect, and we cannot ensure that any such products or services will be commercially successful if and when they are introduced.

The data security compliance industry is rapidly evolving and the complex technology integrated in our products makes them difficult to develop. If we do not accurately predict, prepare for and respond promptly to technological and market developments and changing customer needs and develop corresponding products, our competitive position and prospects will be harmed.

Our future success depends on our ability to respond to the rapidly changing needs of our customers by developing or introducing new products, product upgrades, services and solutions in a timely manner. We have in the past incurred, and will continue to incur, development expenses as we strive to remain competitive. New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges including:

•	managing the length of the development cycle for new products and product enhancements;

•	adapting to emerging and evolving industry standards and to technological developments by our competitors and customers;

•	entering into new or unproven markets with which we have limited experience;

•	managing new product and service strategies;

•	integrating acquired products and technologies;

•	trade compliance issues affecting our ability to ship new or acquired products;

•	protecting our intellectual property and other proprietary rights;

•	developing or expanding efficient sales channels and partners; and

•	obtaining sufficient licenses to technology and technical access from operating system software vendors on reasonable terms to enable the development and deployment of interoperable products, including source code licenses for certain products with deep technical integration into operating systems.

In addition, the data security compliance industry is expected to continue to evolve rapidly. Many of our customers operate in dynamic and rapidly changing markets that require them to continuously evolve their IT infrastructure, including adding numerous network access points and adapting increasingly complex enterprise networks, integrating a variety of hardware, software applications, operating systems and networking protocols. In addition to the rapidly changing network environments, computer hackers and others who try to attack networks are employing increasingly sophisticated techniques to gain access to and attack systems and networks. In order to remain competitive, we need to accurately anticipate changes in IT infrastructure that our customers will deploy, the security vulnerabilities of such infrastructure as well as likely attack techniques, and to continue to develop and introduce solutions that successfully address the evolving threats while minimizing the impact on IT infrastructure performance.

Although the market expects rapid development and commercial introduction of new products or product enhancements to respond to changing infrastructure and evolving threats, the development of these products is difficult and the timeline for their release and availability can be uncertain. We have in the past and may in the future experience unanticipated delays in the availability of new products and services and fail to meet previously announced timetables for such availability. If we do not quickly respond to the rapidly changing and rigorous needs of our customers by timely developing and releasing new products and services or enhancements that can respond adequately to new security threats, our competitive position and business prospects could be materially harmed.

If our new products and product enhancements do not achieve sufficient market acceptance, our results of operations and competitive position will suffer.

We spend substantial amounts of time and money to develop new products or enhanced versions of our existing products to integrate additional features, improved functionality or other enhancements in order to meet our customers’ rapidly evolving demands for data security compliance in our highly competitive industry. When we develop a new product or an enhanced version of an existing product, we typically incur expenses and expend resources upfront to market, promote and sell the new offering. Therefore, when we develop and introduce new or enhanced products, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market.

Our new products or product enhancements could fail to attain sufficient market acceptance for many reasons, including:

•	delays in releasing our new products or enhancements to the market;

•	failure to accurately predict changes in the laws, regulations and industry standards applicable to digital data, particularly payment card processing data;

•	failure to adapt the functionality of our products in a timely fashion in response to changes in laws, regulations and industry standards;

•	inability to interoperate effectively with the networks or applications of our prospective customers;

•	inability to protect against new types of attacks or techniques used by hackers;

•	defects, errors or failures;

•	negative publicity about their performance or effectiveness;

•	introduction or anticipated introduction of competing products by our competitors;

•	easing of regulatory requirements around security; and

•	reluctance of customers to purchase products incorporating open source software.

If our new products or enhancements do not achieve adequate acceptance in the market, our competitive position will be impaired, our revenue will be diminished and the effect on our operating results may be particularly acute because of the significant research, development, marketing, sales and other expenses we incurred in connection with the new product or enhancement.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We have experienced, and we expect to continue to experience, rapid growth in our operations, which will continue to place significant demands on our management, employees and operational and financial infrastructure. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, and we must maintain the beneficial aspects of our corporate culture. In particular, we intend to continue to make substantial investments to expand our product development, sales and general and administrative organizations, and our international operations. To attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages. The risks of over-hiring or over-compensating and the challenges of integrating a rapidly growing employee base into our corporate culture may be exacerbated by our international expansion. Additionally, we may not be able to hire new employees, particularly product development specialists and sales personnel, quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

Additionally, if we do not effectively manage the growth of our business and operations, the quality and effectiveness of our solutions could suffer, which could negatively affect our brand, operating results and overall business. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls, and our reporting systems and procedures by, among other things:

•	improving our IT infrastructure to maintain the effectiveness of our solutions;

•	enhancing our internal controls to ensure timely and accurate reporting of all of our operations; and

•	appropriately documenting our IT systems and our business processes.

These systems enhancements and improvements will require significant capital expenditures and allocation of management and employee resources, and there are no assurances that any enhancements or improvements will be sufficient to keep up with our growth. If we fail to implement these enhancements and improvements effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to public companies will be impaired.

We do not expect that our revenue growth will continue at historical rates.

Over the last five years, our net revenue has grown at a compound annual growth rate of 43% and, for the year ended December 31, 2010, we reported total revenue of $111.5 million, representing an increase of 53% and 91% as compared to the years ended December 31, 2009 and December 31, 2008, respectively. Although we believe our revenue will continue to increase in the near term as we implement our growth strategy and benefit from the increasing demand for data security compliance solutions and the key differentiators of our solutions, we do not expect that our revenue growth will continue at these historical rates due, in part, to the increasing size of our revenue base that will be used for comparison purposes. In addition, our expectation that our revenue will continue to increase in the near term is based on a number of important assumptions and subject to a number of risks and uncertainties, many of which are outside of our control. As a result, we cannot provide any assurances that such assumptions will ultimately turn out to be correct and that our revenue will continue to increase in the near term, either on a year-over-year or a sequential quarterly basis.

We have a history of losses, and we are unable to predict the extent of any future losses or when, if ever, we will achieve profitability in the future.

We have incurred net losses in recent years, including net losses of $1.5 million in 2009 and $4.6 million in 2010. As a result, we had an accumulated deficit of $24.1 million at December 31, 2010. Although we have been profitable in certain periods in the past and in the first quarter of 2011, we may not be able to achieve or sustain profitability in future periods. Achieving profitability will require us to increase revenue, manage our cost structure, including the borrowing costs on our debt, and not experience unanticipated liabilities. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our products or services, increasing competition, a decrease in the growth of our overall market, or if we fail for any reason to continue to capitalize on growth opportunities. Any failure by us to obtain and sustain profitability, or to continue our revenue growth, could cause the price of our common stock to decline significantly.

The market for on-demand applications may develop more slowly than we expect.

The market for on-demand application products is not as mature as the market for packaged software, and it is uncertain whether these products will achieve and sustain high levels of demand and market acceptance. Our success will depend, to a large extent, on the willingness of businesses, large and small, to accept and increase their use of on-demand data security compliance solutions. Many larger enterprises may have invested substantial effort and financial resources to integrate traditional enterprise software into their businesses and may be reluctant or unwilling to switch to a different solution or to migrate these applications to on-demand services. Furthermore, some enterprises may be reluctant or unwilling to use enterprise on-demand application services because they have concerns regarding the risks associated with security capabilities, among other things, of the technology delivery model associated with these products. If enterprises do not perceive the benefits of enterprise on-demand application products, then the market for these products may not develop at all, or it may develop more slowly than we expect, either of which would significantly adversely affect our operating results. In addition, we may make errors in predicting and reacting to relevant business trends, which could harm our business. The market for our solutions may not develop further, or may develop more slowly than we expect, either of which would harm our business.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in product development and sales, may seriously harm our business, financial condition and results of operations. None of our key employees has an employment agreement for a specific term, and any of our employees may terminate their employment at any time. Our ability to continue to attract and retain highly skilled personnel will be critical to our future success. Competition for highly skilled personnel is frequently intense and we may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs.

Our ability to operate our business effectively could be impaired if we fail to retain our senior management.

Our future performance depends on the continued services and continuing contributions of our senior management to execute on our business plan, and to identify and pursue new opportunities and product innovations. Our management team has significant industry experience and would be difficult to replace. These individuals possess sales, marketing, product development, technical, financial and administrative skills and relationships that are critical to the operation of our business. The loss of any of our senior managers could significantly delay or prevent the achievement of our development and strategic objectives. In addition, members of our senior management may be distracted by activities unrelated to our business. The loss of the services, or distraction, of our senior management for any reason could adversely affect our business, financial condition and results of operations.

We may be forced to take certain remedial actions to address inconsistencies in the administration of our 401(k) defined-contribution benefit plan.

We sponsor a 401(k) defined-contribution benefit plan covering substantially all of our eligible employees. We recently discovered that we have been inadvertently administering our 401(k) plan in a manner inconsistent with the underlying terms of the plan as approved by the Internal Revenue Service (the “IRS”) with respect to the determination of auto-enrollment status, eligible compensation for plan contribution purposes and matching contributions for departing employees. In addition, we discovered that a plan amendment had not been adopted by the applicable regulatory deadline. To address these issues, we intend to amend the 401(k) plan on a prospective basis to conform the plan to our historical practice and, with respect to prior periods, we intend to seek concurrence from the IRS that we can amend the plan on a retroactive basis to conform it to our historical practice and to adopt any required plan amendments for which the deadlines have passed. If the IRS does not permit us to take this corrective action in whole or in part on a retroactive basis, we may be forced to take other remedial actions, including making contributions to the plan, in an effort to restore participants to the same position they would have been in under the plan had these inconsistencies not occurred. Although we do not believe any such remedial action would have a material adverse effect on our financial condition, such remedial action could have a material adverse affect on our results of operations.

We face numerous risks relating to the protection and enforceability of our intellectual property rights and our use of third-party intellectual property, many of which could result in the loss of our intellectual property rights as well as other material adverse impacts on our business and financial results and condition.

We rely on a combination of contractual rights, trademarks, trade secrets, patents and copyrights to establish and protect our intellectual property rights in our technology and products. However, despite these measures, our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. Competitors may independently develop technologies or products that are substantially equivalent or superior to our products or that inappropriately incorporate our proprietary technology into their products. Competitors may hire our former employees who may misappropriate our proprietary technology. Certain jurisdictions may not provide adequate legal infrastructure for effective protection of our intellectual property rights. Changing legal interpretations of liability for unauthorized use of our technologies or products or lessened sensitivity by corporate, government or institutional users to refraining from intellectual property piracy or other infringements of intellectual property could also harm our business. We also rely on key technologies developed or licensed by third parties, and we may not be able to obtain or renew such licenses from these third parties at all or on reasonable terms.

With respect to some of our proprietary technologies, we have filed patent applications and obtained patents to protect our intellectual property rights in these technologies as well as the interests of our licensees. There can be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property rights, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable.

We rely on several registered and unregistered trademarks to protect our brand. Third parties may use trademarks similar to our trademarks in different fields of use and any potential confusion as to the source of goods or services could have a material adverse effect on our business, financial condition and results of operation.

Litigation may be necessary to enforce and protect our trade secrets, patents and other intellectual property rights. Similarly, we may be required to defend against claimed infringement.

In order to enforce and protect our intellectual property rights, it may be necessary for us to initiate litigation against third parties, such as patent infringement suits or interference proceedings. Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert counterclaims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may adversely affect our financial condition and results of operations.

Some of our products have been, and in the future could be, alleged to infringe existing intellectual property rights of third parties. Even if we believe that such claims are without merit, we cannot be certain that we will prevail in any intellectual property dispute.

The costs of defending litigation, and engaging in intellectual property litigation generally, may be substantial regardless of the merit of the claim or the outcome. Defending such intellectual property litigation can also distract management’s attention and resources. Successfully prosecuted claims of intellectual property infringement against us might also cause us to lose our proprietary rights, prevent us from developing or selling our products, redesign affected products, require us to enter into costly settlement agreements or to obtain licenses to patents or other intellectual property rights that our products are alleged to infringe. Such licenses may not be available on reasonable commercial terms, or at all.

The data security industry has increasingly been subject to patent and other intellectual property rights litigation, particularly from special purpose or so-called “non-practicing” entities that seek to monetize their intellectual property rights by asserting claims against others. We expect this trend to continue and, as we become a larger and more visible company, we expect this trend may accelerate with respect to us specifically. The litigation process is costly and subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position.

In addition, because we incorporate technology from third parties in our products, our exposure to infringement actions may increase because we must rely upon these third parties to verify the origin and ownership of such technology. Even if we have an agreement for such a third party to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology at all or on reasonable terms, or substitute similar technology from another source, our business and results of operations could be adversely impacted.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our products could be adversely affected.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. We generally seek to protect this information by confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants and third parties. However, these agreements may be inadequate to protect our proprietary information and intellectual property rights. Moreover, those agreements may be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. If we are unable to maintain the proprietary nature of our technologies, our business could be materially adversely affected.

Some of our products contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could adversely affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under “open source” licenses. Some of these licenses contain requirements that we make available our proprietary source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source, but we cannot be sure that all open source is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source cannot be eliminated, as use of open source in our products could inadvertently occur, in part because open source license terms are often ambiguous. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their products. Defending such claims or being required to disclose or make available our proprietary source code pursuant to an open source license could materially adversely affect our business.

We may be subject to claims that our employees or we have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers of our employees.

We employ individuals who were previously employed at other technology companies, including our competitors or potential competitors. Therefore, we face exposure to infringement actions if those employees inadvertently or deliberately incorporate proprietary technology of our competitors into our products despite efforts by our competitors and us to prevent such misuse. Litigation may be necessary to defend against such claims, which could be costly and divert management’s attention. If any such claims are successfully asserted against us, we could be required to pay substantial damages or could be prevented from selling some or all of our products. If we are prevented from selling some or all of our products, our business and results of operations would be materially adversely affected.

We may be exposed to certain claims and liabilities if a consumer suffers a loss resulting from a data security breach involving a subscriber who displays our “Trustwave Trusted Commerce Seal” or if a consumer misinterprets our seal.

Our subscribers who maintain a website which accepts payment cards are permitted to display our Trustwave Trusted Commerce seal on their website. Displaying the seal is not meant to convey that the subscriber is PCI compliant; rather, the Trustwave Trusted Commerce seal directs the website user to click on the seal in order to obtain more information about steps that the subscriber has taken, if any, to validate compliance with PCI. Although the Trustwave Trusted Commerce seal contains a limitation of liability disclaimer, that disclaimer may not fully or effectively protect us from claims if a consumer relies on the seal in connection with a transaction and subsequently suffers a loss that results from a data security breach involving the subscriber. Furthermore, we could be subject to claims if a consumer misinterprets the display of the seal on a subscriber’s website to mean that the subscriber is PCI compliant. Any such claims could divert our management’s attention, require us to expend considerable resources in defending against such claims or otherwise materially harm our reputation, business, results of operations or financial condition.

We face a number of risks associated with our international revenue and operations, any or all of which could result in a disruption in our business and a decrease in our revenue.

During each of 2009 and 2010, 15% of our revenue was generated outside of North America. In that regard, we generated a significant amount of this revenue from sales into the United Kingdom, Sweden, Brazil, South Africa and Australia. We plan to expand our international operations, but such expansion is contingent upon the financial performance of our existing international operations as well as our identification of growth opportunities. Our revenue from international sales may fluctuate significantly or grow at a slower pace than we expect due to less enforcement of PCI in international markets or the use of other payment security technologies, for example, the “chip and pin” smartcard payment system in the United Kingdom.

As of March 31, 2011, we served customers in approximately 65 countries. Our international operations and expansion plans are subject to risks not typically associated with our domestic operations, including:

•	potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or may not be adequately enforced;

•	multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

•	regulations or restrictions on the use, import, or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications;

•	fluctuations in currency exchange rates and economic instability such as higher interest rates in the U.S. and inflation;

•	difficulties and costs of staffing and managing international operations;

•	potentially adverse tax consequences;

•	wage and price controls;

•	differing technology standards;

•	reduced sales due to the failure to obtain any required export approval of our technologies, particularly our encryption technologies;

•	costs and delays associated with developing software and providing support in multiple languages; and

•	political and social unrest, war or terrorism.

In addition, if we become unable to obtain foreign regulatory approvals on a timely basis, our business in the affected countries would no longer exist and our revenue could decrease significantly. Certain of our products are subject to export controls under U.S. law. The list of products and countries for which export approval is required, and the regulatory policies with respect thereto, may be revised from time to time and our inability to obtain required approvals under these regulations could materially and adversely affect our ability to make international sales.

We are subject to foreign exchange risks because the majority of our costs are denominated in U.S. dollars, whereas a significant portion of the sales and expenses of our international operations are denominated in various foreign currencies. A decrease in the value of any of these foreign currencies relative to the U.S. dollar could affect the profitability in U.S. dollars of our products sold in these markets. We do not currently hold forward exchange contracts to exchange foreign currencies for U.S. dollars to offset currency rate fluctuations.

We have a large amount of goodwill and other intangible assets and our earnings will be harmed if we suffer an impairment of our goodwill or other intangible assets.

We have a large amount of goodwill and other intangible assets and are required to perform an annual assessment for possible impairment for accounting purposes. At March 31, 2011, we had goodwill of $42.6 million and intangible assets of $16.8 million. If we do not achieve our planned operating results or other factors impair these assets, we may be required to incur a non-cash impairment charge. Any impairment charges in the future will adversely affect our results of operations or financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies and Estimates-Goodwill, Intangible Assets and Business Combinations.”

Our ability to sell our products is dependent in part on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Our customers depend on our technical support services to resolve any issues relating to our products. If we do not effectively assist our customers with resolving questions or issues relating to our products and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. Many enterprise customers require higher levels of support than small-or medium-sized businesses. If we fail to meet the requirements of enterprise customers, it may be more difficult to execute on our strategy to increase our penetration with such customers.

We rely significantly on revenue from subscriptions which may decline, and, because we generally recognize revenue from subscriptions over the term of the relevant service period, downturns or upturns in sales are not immediately reflected in full in our operating results.

Subscription revenue accounts for a significant portion of our revenue, comprising 76%, 78% and 73% of our total revenue in the years ended December 31, 2008, 2009 and 2010, respectively. Sales of new or renewal subscription contracts may decline and fluctuate as a result of a number of factors, including subscribers’ level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors or reductions in our subscribers’ spending levels. If our sales of new or renewal subscription contracts decline, our revenue and revenue growth may decline and our business will suffer. In addition we recognize subscription revenue monthly over the term of the relevant subscription period, which is typically one year but has been as long as five years. As a result, a certain amount of the revenue we report each quarter is the recognition of deferred revenue from subscription contracts entered into during previous quarters. Consequently, a decline in new or renewed subscription contracts in any one quarter will not be fully reflected in revenue in that quarter, but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions is not reflected in full in our results of operations until future periods. Our subscription revenue also makes it difficult for us to rapidly increase our revenue through additional subscription sales in any period, as revenue from new and renewal subscription contracts must be recognized over the applicable subscription period. Furthermore, increases in the average term of subscription contracts would result in revenue for subscription contracts being recognized over longer periods of time.

The average sales prices of our products may decrease, which may reduce our gross profits and adversely impact our financial results.

While we expect that our average sales prices will decline as we continue to execute on our strategy to target the small- and medium-sized business, or “SMB,” market, the average sales prices for our products may also decline for a variety of other reasons, including competitive pricing pressures, discounts we offer, a change in our mix of products, anticipation of the introduction of new products or promotional programs. Competition continues to increase in the market segments in which we participate and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products. Additionally, although we typically price our products and services worldwide in U.S. dollars, currency fluctuations in certain countries and regions may negatively impact actual prices that partners and subscribers are willing to pay in those countries and regions. Furthermore, we anticipate that the average sales prices and gross profits for our products will decrease over product life cycles. We cannot assure you that we will be successful in developing and introducing new offerings with enhanced functionality on a timely basis, or that our product offerings, if introduced, will enable us to maintain our prices and gross profits at levels that will allow us to maintain profitability.

We cannot accurately predict subscription renewal rates or the rate at which subscribers will purchase additional or enhanced products or services from us, or the impact these rates may have on our future revenue and operating results.

Our subscribers have no obligation to renew their subscriptions for our products and services after the expiration of their initial subscription period, which is typically one year but has been as long as five years, or to purchase additional products or services from us. In addition, our subscribers may renew for fewer subscriptions, renew for shorter contract lengths, or renew for lower cost editions of our products. We cannot accurately predict renewal rates and our renewal rates may decline or fluctuate as a result of a number of factors, including subscriber dissatisfaction with our products, subscribers’ ability to continue their operations and spending levels and deteriorating general economic conditions. If our subscribers do not renew their subscriptions for our products, our revenue may decline and our business may suffer.

Our future success also depends in part on our ability to sell additional features, products and services or enhanced versions of our products and services to our current subscribers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our subscribers purchase new or enhanced products depends on a number of factors, including general economic conditions. If our efforts to sell new or enhanced products and services to our subscribers are not successful, our business may suffer.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to U.S. and foreign federal, state and local governmental agency customers have accounted for a portion of our revenue in past periods, and we may in the future increase sales to government entities. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will win a sale. Government demand and payment for our products and services may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our products and services, a reduction of revenue or fines or civil or criminal liability if the audit uncovers improper or illegal activities. Any such penalties could materially adversely impact our results of operations. Finally, for purchases by the U.S. government, the government may require certain products to be manufactured in the United States and other high cost manufacturing locations, and we may not manufacture all products in locations that meet the requirements of the U.S. government.

Failure to comply with laws or regulations applicable to our business could cause us to lose U.S. government customers or our ability to contract with the U.S. government.

We must comply with laws and regulations relating to the formation, administration and performance of U.S. government contracts, which affect how we do business with U.S. government agencies. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to penalties, termination of contracts and suspension or debarment from government contracting for a period of time with U.S. government agencies. Any such damages, penalties, disruption or limitation in our ability to do business with the U.S. government could have a material adverse effect on our business, operating results and financial condition.

We have grown, and may continue to grow, through acquisitions that give rise to risks and challenges that could adversely affect our future financial results.

We have grown, and may continue to grow, through acquisitions of other businesses, business units and technologies. Most recently, we acquired BitArmor Systems, Inc., Intellitactics and Breach Security in 2010. Any future acquisitions will depend on our ability to identify suitable acquisition candidates, to negotiate acceptable terms for their acquisition and to finance those acquisitions. There are no assurances that we will be successful in finding suitable acquisition candidates. When and if we are able to identify candidates, we will likely face competition from other potential acquirers that may increase our costs. Acquisitions can involve a number of special risks and challenges, including:

•	complexity, time, and costs associated with these acquisitions, including the integration of acquired business operations, workforce, products and technologies into our existing business, sales force, employee base, product lines and technology;

•	diversion of management time and attention from our existing business and other business opportunities;

•	difficulties in retaining key personnel of the acquired business and additional costs that may be incurred as a result;

•	loss or termination of employees, including costs associated with the termination or replacement of those employees;

•	inability to maintain key pre-acquisition customer, supplier and employee relationships;

•	assumption of debt or other liabilities of the acquired business, including litigation related to the acquired business or intellectual property assets acquired in connection with such acquisitions;

•	increased expenses and working capital requirements;

•	the addition of acquisition-related debt; and

•	dilution of stock ownership of existing stockholders.

Integrating acquired businesses has been and will continue to be a complex, time consuming, and expensive process, and can also impact the effectiveness of our internal control over financial reporting. To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations. We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests, and may need to enter new markets in which we have no or limited experience and where competitors in such markets have stronger market positions.

Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of such acquisitions. In addition, because acquisitions of technology companies are inherently risky, no assurance can be given that our previous or future acquisitions will be successful and will not adversely affect our business, operating results or financial condition.

We may also seek to restructure our business in the future by disposing of certain of our assets. There can be no assurance that any restructuring of our business will not adversely affect our business, operating results or financial condition. In addition, any significant restructuring of our business will require significant managerial attention which may be diverted from our operations and may require us to accept non-cash consideration for any sales of our assets, the market value of which may fluctuate.

Adverse conditions in the national and global economies and financial markets may adversely affect our business and financial results.

National and global economies and financial markets have experienced a downturn stemming from a multitude of factors, including adverse credit conditions impacted by the sub-prime mortgage crisis, slower or receding economic activity, concerns about inflation and deflation, fluctuating energy costs, high unemployment, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and other factors. The severity or length of time these economic and financial market conditions may persist is unknown. During challenging economic times, periods of high unemployment and in tight credit markets, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies and increased price competition. These results may persist even if a number of economic conditions improve. Specific economic trends, such as declines or softness in government or corporate IT spending, would have a more direct impact on our business. Any of these events would likely harm our business, operating results, cash flows and financial condition.

We may need additional capital in the future if our business plans, growth strategies or other factors change, and our failure to obtain capital could interfere with our business.

We believe that our cash and cash equivalents following the completion of this offering together with cash flow from operations will be sufficient to fund our operations and meet our near-term expected capital expenditure needs. However, we may need additional capital in the future if our business plans, growth strategies or other factors change. Our ability to obtain financing will depend on a number of factors, some of which are outside our control, including market conditions, our operating performance and investor interest. These factors may make the timing, amount, terms and conditions of any financing unattractive. They may also result in our incurring additional indebtedness or accepting stockholder dilution. As of March 31, 2011, we had no outstanding borrowings and $2.0 million of outstanding letters of credit under our $20.0 million loan agreement. If adequate funds are not available when needed or are not available on acceptable terms, we may have to forego strategic acquisitions or investments, defer our product development activities, or delay the introduction of new or enhanced products.

Our estimates or judgments relating to our critical accounting policies are based on assumptions that may change or prove to be incorrect, and this may have an adverse effect on our results of operations or financial condition.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors.

We may not be able to utilize a significant portion of our net operating loss carry-forwards, which could adversely affect our results of operations.

Due to losses recognized for federal and state income tax purposes in prior periods, we have generated significant federal and state net operating loss carry-forwards that may expire before we are able to utilize them. In addition, under U.S. federal and state income tax laws, if over a rolling three-year period, the cumulative change in our ownership exceeds 50%, our ability to utilize our net operating loss carry-forwards to offset future taxable income may be limited. Changes in ownership can occur due to transactions in our stock or the issuance of additional shares of our common stock or, in certain circumstances, securities convertible into our common stock. We have exceeded this 50% cumulative change threshold in prior periods, which has limited our ability to use a portion of our net operating loss carry-forwards. The effect of these transactions or future transactions on our cumulative change in ownership may further limit our ability to utilize our net operating loss carry-forwards to offset future taxable income. Furthermore, it is possible that transactions in our stock that may not be within our control may cause us to exceed the 50% cumulative change threshold and may impose a limitation on the utilization of our net operating loss carry-forwards in the future. Also, the existing net operating loss carry-forwards of corporations we have acquired may be subject to substantial limitations arising from ownership changes prior to or in connection with their acquisition by us or may expire prior to our ability to utilize them. In the event the usage of our net operating loss carry-forwards is subject to limitation and we are profitable, our results of operations could be materially adversely affected.

Risks Relating to this Offering and Ownership of Our Common Stock

An active, liquid trading market for our common stock may not develop following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. The market price for shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of common stock at or above the initial public offering price.

Market volatility may affect our stock price and the value of your investment.

Following the completion of this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been previously traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

•	announcements of new product launches, commercial relationships, acquisitions or other events by us or our competitors;

•	failure of any of our products to achieve commercial success;

•	fluctuations in stock market prices and trading volumes of securities of similar companies;

•	general market conditions and overall fluctuations in U.S. equity markets;

•	variations in our operating results, or the operating results of our competitors;

•	changes in our financial guidance to investors and analysts or our failure to achieve such expectations;

•	delays in or our failure to provide financial guidance;

•	changes in securities analysts’ estimates of our financial performance or our failure to achieve such estimates;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of any of our key personnel;

•	announcements related to litigation;

•	changes in accounting principles or methodologies;

•	changing legal or regulatory developments in the U.S. and other countries; and

•	discussion of us or our stock price by the financial press and in online investor communities.

In addition, the stock market in general has experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management’s attention from our business.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $      per share, because the initial public offering price of $     per share is substantially higher

than the pro forma net tangible book value per share of our outstanding common stock. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, executive officers, consultants and directors under our stock option and equity incentive plans. For additional information, see “Dilution.”

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Additionally, we are currently prohibited from paying cash dividends by the loan agreement governing our $20.0 million revolving credit facility, and we expect these restrictions to continue in the future. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Following this offering, investment funds managed by affiliates of FTV Capital, MBK Ventures, LLC and Richard Kiphart will own a substantial percentage of our common stock, which may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, (i) investment funds managed by Financial Technology Management II, L.L.C. and FTVentures Management III, L.L.C., or collectively “FTV Capital,” will beneficially own approximately 4,794,206 shares, or     %, of our outstanding common stock, (ii) MBK Ventures, LLC, or “MBK Ventures,” which is beneficially owned by Robert McCullen and Andrew Bokor, each of whom is an executive officer and director, will beneficially own approximately 5,572,177 shares, or     %, of our outstanding common stock, and (iii) Richard Kiphart, one of our directors, will beneficially own approximately 2,555,841 shares, or     %, of our outstanding common stock. In the event that the underwriters exercise their over-allotment option in full, FTV Capital, MBK Ventures and Mr. Kiphart will own approximately     %,     % and     % of our outstanding common stock, respectively. As a result, FTV Capital, MBK Ventures and Mr. Kiphart will, for the foreseeable future, have significant influence over all matters requiring stockholder approval, including the election of directors, adoption of or amendments to equity-based incentive plans, amendments to our amended and restated certificate of incorporation and certain mergers, acquisitions and other change-of-control transactions. The ownership of a large amount of our voting power by FTV Capital, MBK Ventures and Mr. Kiphart may have an adverse effect on the price of our common stock. FTV Capital, MBK Ventures and Mr. Kiphart may have divergent interests among themselves, and their interests may not be consistent with your interests as a stockholder.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Upon completion of this offering, there will be           shares of our common stock outstanding. Of these, shares being sold in this offering (or           shares if the underwriters exercise their over-allotment option in full) will be freely tradable immediately after this offering (except for any shares purchased by affiliates, if any) and           shares may be sold upon expiration of lock-up agreements 180 days after the date of this prospectus (subject in some cases to volume limitations). In addition, as of March 31, 2011, we had outstanding options to purchase 3,512,862 shares of common stock that, if exercised, will result in these additional shares becoming available for sale upon expiration of the lock-up agreements. A large portion of these shares and options are held by a small number of persons and investment funds. Sales by these stockholders or option holders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, certain holders of shares of common stock have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all common stock that we may issue under our 2001 Stock Incentive Plan and the 2011 Incentive Plan. Effective upon the completion of this offering, an aggregate of 3,000,000 shares of our common stock will be reserved for future issuance under the 2011 Incentive Plan, plus 6,913,989 shares reserved under our 2001 Stock Incentive Plan. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock.

Our future operating results may fluctuate significantly and our current operating results may not be a good indication of our future performance. Fluctuations in our quarterly financial results could affect our stock price in the future.

Our revenues and operating results have historically varied from period-to-period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of our future performance.

Factors associated with our industry, the operation of our business and the markets for our products may cause our quarterly financial results to fluctuate, including:

•	slower than expected conversion of enrollees to subscribers;

•	failure to expand our partner network;

•	loss of a significant member or group of members from our partner network;

•	entry of new competition into our markets;

•	the level of demand for our products and services;

•	competitive pricing pressure for one or more of our products, services or solutions;

•	our ability to timely complete the release of new or enhanced versions of our products;

•	failure to successfully execute our cross-sell strategy;

•	changes in laws or industry standards relating to privacy or data security compliance, or enforcement thereof;

•	fluctuations in foreign currency exchange rates;

•	the number, severity and timing of threat outbreaks, which may fluctuate from period-to-period;

•	changes in interest rates;

•	changes in the competitive landscape of our industry, including consolidation among our competitors and customers;

•	our ability to control costs, including operating expenses;

•	our ability to hire, train and retain key personnel;

•	political and military instability, which could slow spending within our target markets, delay sales cycles, and otherwise adversely affect our ability to generate revenues and operate effectively;

•	deferral of orders from customers in anticipation of new products or product enhancements announced by us or our competitors;

•	budgetary cycles and constraints of customers, which are influenced by corporate earnings and government budget cycles and spending objectives;

•	insolvency or credit difficulties confronting our customers, affecting their ability to purchase or pay for our products and services;

•	seasonal buying patterns;

•	changes in subscriber renewal rates for our services;

•	acts of war or terrorism; and

•	intentional disruptions by third parties.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly financial and other operating results, including fluctuations in our key metrics. This variability and unpredictability could result in our failing to meet our internal operating plan or the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits. In addition, a significant percentage of our operating expenses are fixed in nature and based on forecasted revenue trends. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on margins in the short term.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions include:

•	a classified board of directors so that not all members of our board of directors are elected at one time;

•	authorization of the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibition on stockholder action by written consent unless such action is recommended by all directors then in office, which requires that all stockholder actions not so approved be taken at a meeting of our stockholders;

•	requirement that two-thirds of our stockholders approve certain amendments to our amended and restated certificate of incorporation or amended and restated bylaws;

•	special meetings of our stockholders may only be called by a resolution adopted by a majority of our directors then in office;

•	express authorization for our board of directors to make, alter, or repeal our amended and restated bylaws; and

•	advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law, or the “DGCL,” which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results on time, and current and potential investors could lose confidence in our financial reporting.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our business and operating results could be negatively impacted. The need for improvements in our system of internal controls has been identified in the past and may be identified in the future. During our 2010 audit, a material weakness in our system of internal controls over financial reporting was identified which may impact our ability to produce financial statements consistent with the requirements of a public company. This weakness related to the sufficiency of technical accounting expertise as well as sufficiency of our processes and procedures in place to ensure an accurate and timely financial reporting close process, primarily processes and procedures related to timely and accurate reporting from some of our smaller foreign subsidiaries. In addition, we have identified a significant deficiency regarding the need to improve interim period reporting procedures and controls. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Any failure to implement and maintain the improvements in our system of internal controls over financial reporting, or difficulties encountered in the implementation of these improvements in our system of internal controls, could cause us to fail to meet our reporting obligations. Any failure to improve our system of internal controls to address the identified material weaknesses could also cause investors to lose confidence in our reported financial information, which could have a negative impact on our company.

We have begun implementing measures and plan to take additional steps to remediate the underlying causes of the material weakness. In particular, we intend to improve our internal control over financial reporting and have hired personnel with technical accounting and internal control experience. In addition, implementing controls over the monitoring and reporting of our foreign subsidiaries and implementing controls commensurate with our quarterly reporting requirements. However, there can be no assurance that we will be able to effectively remediate the identified material weakness or that additional material weaknesses will not be identified in the future relative to our system of internal controls over financial reporting.

We are not currently required to comply with the rules of the Securities and Exchange Commission, or the “SEC,” implementing Section 404 of the Sarbanes-Oxley Act of 2002, or the “SO Act,” and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 and 404 of the SO Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting until the year following our first annual report required to be filed with the SEC. At such time, our independent registered public accounting firm may issue a report that is adverse, in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to divert attention from operational and other business matters to devote substantial time to public company requirements.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be required to comply with the requirements of the SO Act, as well as rules and regulations subsequently implemented by the SEC and The NASDAQ Global Market, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the SO Act. In that regard, we currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause our share price to decline.

Our management and board of directors will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds for general corporate purposes, which could include a variety of uses such as funding working capital, operating expenses, the continued development of our new or enhanced versions of our products and technology and the selective pursuit of business development opportunities. From time to time, for example, we will consider acquisitions or investments if a suitable opportunity arises, in which case a portion of the proceeds may be used to fund such an acquisition or investment. We have no commitments or understandings to make any such acquisition or investment. We may use the net proceeds for corporate purposes that do not improve our profitability or increase our market value, which could cause our share price to decline. See “Use of Proceeds.”

Our business and stock price may suffer as a result of our lack of public company operating experience. In addition, if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

We have never operated as a public company. Our lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy and grow our business, either as a result of our inability to manage our current size, effectively manage the business in a public company environment or manage our future growth or for any other reason, our business, prospects, financial condition and results of operations may be harmed.

In addition, as a new public company we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “forecast,” “continue,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	PCI may be changed, cancelled, replaced or not enforced, new or different technologies that minimize the need for PCI may be widely adopted, or we may lose certain of our PCI certifications;

•	we may lose a significant member or group of members of our partner network, fail to engage new partners or one of our partners may decide to use our products less or compete against us;

•	we may be unable to develop and maintain relationships with businesses, government entities and other organizations within our existing partner network that have not enrolled their customers into TrustKeeper, or whose customers have enrolled but have not become subscribers;

•	we may lack sufficient financial or other resources to maintain or improve our competitive position;

•	we may not be able to compete effectively with companies that integrate or bundle products similar to ours with their other product offerings;

•	we may not be successful in executing our strategy to increase our sales to larger enterprises;

•	our efforts to expand our product and service offerings beyond the PCI market may not succeed;

•	defects or vulnerabilities in our products or services or the failure of our products to adequately prevent a security breach or protect data assets;

•	we may fail to timely update our products in response to new security threats or to detect security attacks;

•	our internal network system could be compromised by computer hackers, which would harm public perception of our security products and services;

•	damage or disruptions to our facilities, including our corporate headquarters and third-party data center hosting facility, which could impair the delivery of our products and services;

•	delays or cost overruns related to our development activities;

•	we may fail to accurately predict, prepare for and respond promptly to technological and market developments and changing customer needs and develop corresponding products;

•	our new products and product enhancements may not achieve sufficient market acceptance;

•	we may fail to effectively manage our growth; and

•	the other risks set forth in the section entitled “Risk Factors” in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors described in the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may not be all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA AND FORECASTS

Market data and certain industry data and forecasts that we have included in this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon publications of IDC as our primary source for third-party industry data and forecasts. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. While we believe that each of these surveys, forecasts and publications is reliable based upon our management’s knowledge of the industry, we have not independently verified any of the data from third-party sources. Statements as to our market position are based on recently available data. In a number of places in this prospectus, we have included MasterCard’s estimate of the number of locations at which its payment cards are accepted in order to convey the size of the PCI market. We obtained this information from MasterCard’s annual report filed with the SEC. We believe that MasterCard’s estimate of the number of locations at which its payment cards are accepted is reliable and representative of the total number of payment card acceptance locations because MasterCard is one of the largest and most pervasive payment card brands in the world. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” appearing elsewhere in this prospectus. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of           shares of common stock in this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our net proceeds from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility to pursue internal and external opportunities, to increase our visibility in the market place, to create a public market for our common stock and to facilitate our future access to the public equity markets. We expect to use substantially all of the net proceeds for general corporate purposes, which we expect to include funding working capital, operating expenses, the continued development of our products and services, the strengthening of our existing commercial organization and the selective pursuit of business development opportunities, which could include acquisitions of other companies. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Such factors include how quickly we are able to begin to generate operating profits, whether our revenues continue to increase and, if so, the rate of any such increase, and business development opportunities that may arise in the future. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending use of the proceeds from this offering, we intend to invest the proceeds in short-term, investment-grade and interest-bearing instruments or money market funds.

DIVIDEND POLICY

We have never paid any dividends on our Class A common stock, Class B common stock or preferred stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and therefore we do not anticipate paying any cash dividends in the foreseeable future. We are currently prohibited from paying cash dividends on or making any distributions with respect to our capital stock under the terms of our loan agreement, and we expect these restrictions to continue in the foreseeable future. For additional information, see “Description of Certain Indebtedness.” Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2011 on:

•	an actual basis;

•	a pro forma basis to give effect to the Recapitalization, including the conversion of all of the outstanding shares of our Class A common stock, Class B common stock and preferred stock into a single class of common stock, the one-for-four reverse stock split and the payment to the holders of our Series A preferred stock; and

•	a pro forma as adjusted basis also gives effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of March 31, 2011
			Pro Forma as
	Actual	Pro Forma	Adjusted
		(unaudited)	(unaudited)
	(in thousands, except share data)

Cash and cash equivalents	$18,492	$10,670	$

Revolving credit facility(1)	$—	$—	$—
Convertible redeemable preferred stock(2)(3):
Series A-1, $0.0001 par value, 10,952,633 shares authorized; 10,952,633 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	13,666	—	—
Series A-2, $0.0001 par value, 11,505,258 shares authorized; 11,505,258 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	8,018	—	—
Stockholders’ equity(3):
Series B preferred stock, $0.0001 par value, 5,882,353 shares authorized; 5,882,351 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	10,000	—	—
Class B convertible common stock, $0.0001 par value, 5,625,990 shares authorized; 4,945,371 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.0001 par value, 150,223,874 shares authorized; 93,509,597 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	9	—	—
Preferred stock, $0.10 par value per share; no shares authorized, no shares issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.01 par value per share; no share authorized, no shares issued and outstanding, actual; 150,000,000 shares authorized, pro forma and pro forma as adjusted; 31,698,745 shares issued and outstanding, pro forma; and shares issued and outstanding pro forma as adjusted	—	317
Additional paid-in capital(4)	51,115	74,669
Accumulated deficit	(23,488)	(23,488)
Accumulated other comprehensive income	343	343

Total stockholders’ equity	37,979	51,841

Total capitalization	$59,663	$51,841	$

(1)	The revolving credit facility under our loan agreement provides for aggregate borrowings of up to $20.0 million. See “Description of Certain Indebtedness-Amended and Restated Loan and Security Agreement.”
(2)	Our Series A-1 preferred stock and Series A-2 preferred stock can be redeemed upon the written request of holders of two-thirds of the Series A-1 preferred stock or Series A-2 preferred stock, respectively, at an amount equal to their respective liquidation preference. Since this redemption feature is not in our control, we have classified our Series A-1 preferred stock and Series A-2 preferred stock as temporary equity on our consolidated balance sheets. For additional information regarding the terms of our preferred stock, see note 14 to the notes to our consolidated financial statements included elsewhere in this prospectus.
(3)	The number of our authorized and outstanding preferred stock, Class A common stock and Class B common stock as of March 31, 2011 on an actual basis have not been adjusted to give effect to the Recapitalization.

(4)	On a pro forma basis, Additional paid-in capital includes adjustments for (i) the conversion of our Class B common stock, Series A-1 preferred stock, Series A-2 preferred stock and Series B preferred stock into common stock, including adjustments in the amount of $9, $13,666, $8,018 and $10,000, respectively, (ii) the establishment of the par value of common stock in the amount of $317 and (iii) the payment of $7,822 to holders of our Series A preferred stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount for each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of March 31, 2011. This number excludes:

•	3,512,862 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.06 per share as of March 31, 2011;

•	410,021 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $6.57 per share as of March 31, 2011;

•	101,125 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to March 31, 2011 at a weighted average exercise price of $12.12 per share;

•	852,259 shares of our common stock reserved for grants under our 2001 Stock Incentive Plan (although no further grants will be made under such plan following this offering);

•	2,770,000 shares of our common stock reserved for future grants under the 2011 Incentive Plan we adopted in connection with this offering, which includes an aggregate of 317,500 shares of common stock issuable upon the exercise of stock options that will be granted to certain members of our management in connection with this offering and to certain of our directors in connection with their appointment to our board; and

•	300,000 shares of our common stock reserved for future issuance under the ESPP we adopted in connection with this offering;

and includes:

•	an aggregate of 230,000 shares of restricted stock that will be granted upon the completion of this offering to certain of our directors in connection with their appointment to our board.

DILUTION

After giving effect to the Recapitalization, our pro forma net tangible book value as of March 31, 2011 was approximately $0.3 million, or approximately $0.01 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding at March 31, 2011, prior to the sale of            shares of common stock offered in this offering, but assuming the completion of our Recapitalization. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share of our common stock outstanding immediately after this offering.

After giving effect to the completion of the Recapitalization and the sale of           shares of common stock in this offering, based upon an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, our pro forma as adjusted net tangible book value as of March 31, 2011 would have been approximately $      million, or $      per share of common stock. This represents an immediate decrease in pro forma net tangible book value of $      per share to existing stockholders and immediate dilution of $      per share to new investors purchasing shares of common stock in this offering at the initial public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of March 31, 2011 (which gives effect to the Recapitalization)	$0.01
Increase in net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value (deficit) per share as of March 31, 2011 (which gives effect to the Recapitalization and this offering)

Dilution per share to new investors		$

The following table summarizes, as of March 31, 2011, on a pro forma as adjusted basis giving effect to the Recapitalization and the sale of           shares of common stock in this offering, the number of shares of our common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock from us in this offering. The table assumes an initial public offering price of $      per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

Average
Price
	Shares Purchased			Total Consideration			Per
	Number	Percentage		Amount	Percentage		Share

Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering by $      million, or increase (decrease) the percent of total consideration paid by investors participating in this offering by     %, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options. If the underwriters’ option to purchase

additional shares is exercised in full, our existing stockholders would own approximately     % and our new investors would own approximately     % of the total number of shares of our common stock outstanding after this offering.

The tables and calculations above are based on shares of common stock outstanding as of March 31, 2011 (after giving effect to the Recapitalization) and exclude:

•	3,512,862 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.06 per share as of March 31, 2011;

•	410,021 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $6.57 per share as of March 31, 2011;

•	101,125 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to March 31, 2011 at a weighted average exercise price of $12.12 per share;

•	852,259 shares of common stock reserved for grants under our 2001 Stock Incentive Plan (although no further grants will be made under such plan following this offering);

•	2,770,000 shares of our common stock reserved for future grants under the 2011 Incentive Plan we adopted in connection with this offering, which includes an aggregate of 317,500 shares of common stock issuable upon the exercise of stock options that will be granted to certain members of our management in connection with this offering and to certain of our directors in connection with their appointment to our board; and

•	300,000 shares of our common stock reserved for future issuance under the ESPP we adopted in connection with this offering;

and include:

•	an aggregate of 230,000 shares of restricted stock that will be granted upon the completion of this offering to certain of our directors in connection with their appointment to our board.

To the extent that any outstanding options are exercised or if new options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables set forth our unaudited consolidated statement of operations for the year ended December 31, 2010 on a pro forma basis to give effect to (i) the acquisition of Breach Security, which was completed on June 18, 2010, and Intellitactics, which was completed on March 1, 2010, as if each of these acquisitions had occurred on January 1, 2010, (ii) the Recapitalization, including the conversion of all of the outstanding shares of our Class A common stock, Class B common stock and preferred stock into a single class of common stock and the one-for-four reverse stock split, and on a pro forma as adjusted basis to also give effect to our issuance and sale of           shares of common stock in this offering at an assumed public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expense payable by us and (iii) additional stock compensation expense related to grants of new awards made in connection with this offering, as if all such transactions had occurred on January 1, 2010. In connection with the acquisitions, all of our assets and liabilities were revised to reflect the fair values on the date of acquisition, based upon our allocation of the overall purchase price to the underlying net assets acquired. The following tables also set forth our unaudited consolidated statement of operations for the three months ended March 31, 2011 on a pro forma basis to give effect to the Recapitalization, including the conversion of all of the outstanding shares of our Class A common stock, Class B common stock and preferred stock into a single class of common stock and the one-for-four reverse stock split, and on a pro forma as adjusted basis to also give effect to our issuance and sale of           shares of common stock in this offering at an assumed public offering price of $      per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expense payable by us and additional stock compensation expense related to grants of new awards made in connection with this offering, as if all such transactions had occurred on January 1, 2011.

The unaudited pro forma financial information is based on our historical financial statements and the historical financial statements of Breach Security and Intellitactics, and certain adjustments which we believe to be reasonable, to give effect to these transactions, which are described in the notes to our consolidated financial statements referenced below.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2010 does not give effect to the acquisition of BitArmor, which was completed on January 6, 2010, as its pre-acquisition results are not significant. The unaudited pro forma consolidated statement of operations is presented for informational purposes only and does not purport to represent the financial position and results of operations that would have been achieved had the acquisitions been completed as of the date indicated or our future financial position or results of operations.

The following unaudited pro forma consolidated statements of operations should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma consolidated statements of operations;

•	our unaudited consolidated financial statements for the three months ended March 31, 2011, and the notes relating thereto, included elsewhere in this prospectus;

•	our audited consolidated financial statements for the year ended December 31, 2010, and the notes relating thereto, included elsewhere in this prospectus;

•	the consolidated financial statements of Breach Security for the period from January 1, 2010 through March 31, 2010, and the notes relating thereto, included elsewhere in this prospectus;

•	the consolidated financial statements of Intellitactics for the period January 1, 2010 through February 28, 2010, and the notes relating thereto, included elsewhere in this prospectus; and

•	the sections entitled “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

The impacts of the acquisitions of Breach Security and Intellitactics are already reflected in our consolidated balance sheet as of March 31, 2011. See “Capitalization” for additional information regarding the effects of the Recapitalization and the issuance and sale of          shares of common stock in this offering on our cash and cash equivalents, convertible redeemable preferred stock and stockholders’ equity.

TRUSTWAVE HOLDINGS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

		Breach
		Security and
	Trustwave	Intellitactics	Recapitalization		Offering	Pro Forma As
	Historical	Adjustments(A)	Adjustments(B)	Pro Forma	Adjustments(C)	Adjusted
	(in thousands, except share and per share data)

Statements of Operations Data:
Revenue:
Subscription revenue	$81,677	$3,169	$	$84,846	$	$
Professional services	19,639	473		20,112
Product sales	10,187	870		11.057

Total revenue	111,503	4,512		116,015

Cost of sales:
Service delivery, excluding depreciation and amortization	33,415	1,069		34,484
Product sales, excluding depreciation and amortization	1,715	79		1,794
Depreciation and amortization(1)	1,403	65		1,468

Total cost of sales	36,533	1,213		37,746

Gross profit	74,970	3,299		78,269

Operating expenses:
Product development	20,112	1,931		22,043
Sales and marketing	29,264	2,853		32,117
General and administrative(1)(2)	29,602	3,920		33,522

Total operating expenses	78,978	8,704		87,682

Loss from operations	(4,008)	(5,405)		(9,413)
Interest income (expense), net(3)	(87)	3		(84)
Other income (loss), net	(155)	235		80

Loss before income taxes	(4,250)	(5,167)		(9,417)
Income tax expense	(372)	(23)		(395)

Net loss	$(4,622)	$(5,190)		$(9,812)	$	$

Cumulative annual preferred dividends	(1,800)	—	1,800	—

Net loss attributable to common shareholders	$(6,422)	$(5,190)	$1,800	$(9,812)	$	$

Net loss per common share (basic and diluted)	$(0.07)					$
Weighted-average number of shares used to compute net loss per common share (basic and diluted)	86,721,283

See accompanying notes to unaudited pro forma consolidated statement of operations.

TRUSTWAVE HOLDINGS, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2011

	Trustwave	Recapitalization		Offering	Pro Forma As
	Historical	Adjustments(B)	Pro Forma	Adjustments(C)	Adjusted
	(In thousands, except share and per share data)

Statements of Operations Data:
Revenue:
Subscription revenue	$23,448	$	$23,448	$	$
Professional services	5,721		5,721
Product sales	2,229		2,229

Total revenue	31,398		31,398

Cost of sales:
Service delivery, excluding depreciation and amortization	9,363		9,363
Product sales, excluding depreciation and amortization	508		508
Depreciation and amortization	450		450

Total cost of sales	10,321		10,321

Gross profit	21,077		21,077

Operating expenses:
Product development	6,194		6,194
Sales and marketing	7,122		7,122
General and administrative	7,002		7,002

Total operating expenses	20,318		20,318

Income from operations	759		759
Interest income (expense), net	(8)		(8)
Other income (loss), net	18		18

Income before income taxes	769		769
Income tax expense	(110)		(110)

Net income	$659		$659	$	$

Cumulative annual preferred dividends	(450)	450	–

Net income attributable to common shareholders	$209	$450	$659	$	$

Net income per common share
Basic	$0.00				$
Diluted	$0.00				$
Weighted-average number of shares
Basic	91,783,570
Diluted	98,215,085

See accompanying notes to unaudited pro forma consolidated statement of operations.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(A)	The table set forth below includes the historical operating results of Breach Security from January 1, 2010 to June 17, 2010 and Intellitactics from January 1, 2010 to February 28, 2010. The results of Breach Security and Intellitactics operations subsequent to the acquisition dates of June 18, 2010 and March 1, 2010, respectively, have been included in our audited consolidated historical financial statements included elsewhere in this prospectus.

	Breach	Breach	Breach					Total
	Security	Security	Security		Intellitactics	Intellitactics		Breach
	Historical	Historical	Purchase	Total	Historical	Purchase		Security
	January 1, 2010	April 1, 2010	Accounting and	Breach	January 1, 2010	Accounting and	Total	and
	to	to	Other	Security	to	Other	Intellitactics	Intellitactics
	March 31, 2010	June 17, 2010	Adjustments	Adjustments	February 28, 2010	Adjustments	Adjustments	Adjustments
	(in thousands)

Statement of Operations Data:
Revenue:
Subscription revenue	$1,264	$864	$—	$2,128	$1,041	$—	$1,041	$3,169
Professional services	34	84	—	118	355	—	355	473
Product sales	4	2	—	6	864	—	864	870

Total revenue	1,302	950	—	2,252	2,260	—	2,260	4,512

Cost of sales:
Service delivery, excluding depreciation and amortization	421	328		749	320	—	320	1,069
Product sales, excluding depreciation and amortization	—	—	—	—	79	—	79	79
Depreciation and amortization(1)	—	—	(13)	(13)	—	78	78	65

Total cost of sales	421	328	(13)	736	399	78	477	1,213

Gross profit	881	622	13	1,516	1,861	(78)	1,783	3,299

Operating expenses:
Product development	735	698	—	1,433	498	—	498	1,931
Sales and marketing	1,182	1,042	—	2,224	629	—	629	2,853
General and			57			97
administrative(1)(2)	620	1,634	(118)	2,193	1,759	(129)	1,727	3,920

Total operating expenses	2,537	3,374	(61)	5,850	2,886	(32)	2,854	8,704

Loss from operations	(1,656)	(2,752)	74	(4,334)	(1,025)	(46)	(1,071)	(5,405)
Interest income (expense), net(3)	(222)	(235)	460	3	(123)	123	—	3
Other income (loss), net	(3)	46	—	43	192	—	192	235

Loss before income taxes	(1,881)	(2,941)	534	(4,288)	(956)	77	(879)	(5,167)
Income tax expense	(8)	(15)	—	(23)	—	—	—	(23)

Net loss	$(1,889)	$(2,956)	$534	$(4,311)	$(956)	$77	$(879)	$(5,190)

(1)	Reflects the pro forma impact of the recognized intangible assets of the Breach Security and Intellitactics acquisitions. Amortization expense is related to capitalized customer relationships amortized over five to ten years, capitalized trade names amortized over one to nine years and capitalized acquired proprietary technology amortized over four to eight years. The incremental amortization expense from the pro forma presentation results in an additional $219 in amortization expense for the year ended December 31, 2010. This increase in amortization was attributable to $142 for customer relationships, $65 for proprietary technology and $12 for trademarks.

(2)	We incurred transaction-related costs of $118 and $129 for the Breach Security and Intellitactics acquisitions, respectively. A pro forma adjustment has been made to eliminate these costs.

(3)	The Breach Security and Intellitactics acquisitions included the settlement of acquiree debt. A pro forma adjustment has been made to eliminate the historical interest expense of $460 and $123 for Breach Security and Intellitactics, respectively.

(B)	Gives effect to the Recapitalization, including the conversion of all of the outstanding shares of our Class A common stock, Class B common stock and preferred stock into a single class of common stock, the one-for-four reverse stock split and the payment to the holders of our Series A preferred stock. Our outstanding preferred stock accrues cumulative annual dividends, which are payable only upon liquidation, dissolution or winding up of the Company or when and if declared by our board of directors. Except for the payment noted above, our board of directors has not declared any dividends on our preferred stock and all accumulated dividends or distributions on such preferred stock will be extinguished in connection with the Recapitalization. In addition, the reverse stock split that will be implemented as part of the Recapitalization will decrease the weighted-average number of shares used to compute net loss per common share.

(C)	Gives further effect to our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, in each case as if such transactions had occurred on such date and the application of the net proceeds therefrom as set forth under “Use of Proceeds.” The offering will increase the weighted-average number of shares used to compute net loss per common share. In addition, this includes stock compensation expense for grants of awards made in connection with this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data as of and for the periods indicated. We have derived the selected historical consolidated financial data as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 from our audited consolidated financial statements for such period or years, as applicable. For comparison purposes, certain balances with respect to the financial data for the years ended December 31, 2006 and 2007 have been reclassified in order to conform with the presentation for the years ended December 31, 2008, 2009 and 2010. We have derived the selected historical consolidated financial data as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 from our unaudited consolidated financial statements for such periods. Our audited consolidated financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 and our unaudited consolidated financial statements as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 have been included in this prospectus. Our historical results are not necessarily indicative of the operating results that may be expected in the future.

The selected historical consolidated data presented below should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

						Three Months
	For the Year Ended December 31,					Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)

Revenue:
Subscription revenue	$18,220	$33,996	$44,356	$56,708	$81,677	$16,829	$23,448
Professional services	4,603	9,096	13,219	15,056	19,639	3,342	5,721
Product sales	4,103	2,423	753	1,343	10,187	1,518	2,229

Total revenue	26,926	45,515	58,328	73,107	111,503	21,689	31,398

Cost of sales:
Service delivery, excluding depreciation and amortization	8,578	16,443	22,525	26,431	33,415	7,406	9,363
Product sales, excluding depreciation and amortization	3,206	1,615	440	481	1,715	273	508
Depreciation and amortization	120	396	591	718	1,403	266	450

Total cost of sales	11,904	18,454	23,556	27,630	36,533	7,945	10,321

Gross profit	15,022	27,061	34,772	45,477	74,970	13,744	21,077

Operating expenses:
Product development	1,517	4,184	6,749	9,146	20,112	3,744	6,194
Sales and marketing	7,079	11,689	14,059	17,388	29,264	5,753	7,122
General and administrative	9,527	12,989	16,030	20,511	29,602	6,491	7,002

Total operating expenses	18,123	28,862	36,838	47,045	78,978	15,988	20,318

Income (loss) from operations	(3,101)	(1,801)	(2,066)	(1,568)	(4,008)	(2,244)	759
Interest expense, net	51	(84)	(151)	(112)	(87)	(36)	(8)
Other income (loss), net	(269)	(23)	193	(304)	(155)	(106)	18
Gain on acquisition	—	—	—	552	—	—	—

Income (loss) before income taxes	(3,319)	(1,908)	(2,024)	(1,432)	(4,250)	(2,386)	769
Income tax expense	—	—	(22)	(114)	(372)	(78)	(110)

Net (loss) income	$(3,319)	$(1,908)	$(2,046)	$(1,546)	$(4,622)	$(2,464)	$659

Cumulative annual preferred dividends	$(1,000)	$(1,000)	$(1,441)	$(1,800)	$(1,800)	(450)	(450)

Net (loss) income attributable to common shareholders	$(4,319)	$(2,908)	$(3,487)	$(3,346)	$(6,422)	$(2,914)	$209

Net (loss) income per common share:
Basic(2)	(0.10)	(0.04)	(0.05)	(0.05)	(0.07)	(0.04)	0.00
Diluted(2)	(0.10)	(0.04)	(0.05)	(0.05)	(0.07)	(0.04)	0.00

						Three Months
	For the Year Ended December 31,					Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands, except share and per share data)

Weighted average shares outstanding:
Basic(2)	41,218,831	67,095,828	69,100,346	71,339,985	86,721,283	79,317,662	91,783,570
Diluted(2)	41,218,831	67,095,828	69,100,346	71,339,985	86,721,283	79,317,662	98,215,085
Other Data:
Net cash provided by (used in):
Operating activities	$1,243	$(462)	$671	$20,943	$(10,212)	$(5,495)	$4,646
Investing activities	159	(4,796)	(2,226)	(2,292)	8,581	2,410	(882)
Financing activities	(652)	1,483	6,668	(1,165)	(7,495)	(6,375)	190
Depreciation and amortization	1,233	1,747	2,136	3,012	4,970	1,021	1,517
Capital expenditures	507	1,771	1,786	2,743	4,273	333	882

	As of December 31,					As of March 31,
	2006	2007	2008	2009	2010	2011
	(in thousands)

Balance Sheet:
Cash and cash equivalents	$5,235	$1,441	$6,594	$23,916	$14,558	$18,492
Working capital(3)	2,948	(5,199)	2,391	9,659	256	(676)
Total assets	35,208	45,272	55,021	86,675	122,068	120,175
Total debt(4)	1,283	5,533	2,083	1,000	—	—
Total convertible redeemable preferred stock(5)	17,434	18,434	19,434	20,434	21,434	21,684
Total stockholders’ equity	6,550	5,914	12,845	14,382	36,203	37,979

(1)	Represents the cumulative annual dividends payable on our outstanding preferred stock. Such dividends are payable only upon liquidation, dissolution or winding up of the Company or when and if declared by our board of directors. Our board of directors has not declared any dividends on our preferred stock and all accumulated dividends on such preferred stock will be extinguished in connection with the Recapitalization. For additional information regarding the terms of our existing preferred stock, see notes 13 and 14 to our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 and notes 11 and 12 to our unaudited consolidated financial statements for the three months ended March 31, 2010 and 2011 included elsewhere in this prospectus.

(2)	Net (loss) income per common share (basic and diluted) and the weighted average number of shares used to compute net (loss) income per common share (basic and diluted) for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and for the three months ended March 31, 2010 and 2011 on an actual basis have been calculated without giving effect to the Recapitalization.

(3)	Working capital is the amount by which current assets exceed current liabilities.

(4)	Total debt includes notes payable, both current and non-current.

(5)	Our Series A-1 preferred stock and Series A-2 preferred stock can be redeemed upon the written request of the holders of two-thirds of our Series A-1 preferred stock or Series A-2 preferred stock, respectively, at an amount equal to their respective liquidation preferences. Since this redemption feature is not in our control, and does not have a date certain or event certain redemption requirement, we have classified our Series A-1 preferred stock and Series A-2 preferred stock as temporary equity on our consolidated balance sheet. For additional information regarding the terms of our preferred stock, see note 14 to the notes to our consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors.”

Overview

Trustwave is a leading provider of on-demand data security compliance solutions that enable businesses and other organizations of all sizes to efficiently achieve and maintain compliance with regulatory requirements and industry standards. Our compliance management solutions, including our easy-to-use software-as-a-service TrustKeeper offering, have helped hundreds of thousands of organizations simplify the complex process of validating compliance. Additionally, our broad suite of compliance enablement solutions remediates data security deficiencies, allowing our customers to achieve and maintain compliance in a cost effective manner. These solutions assist our subscribers in comprehensively securing their network infrastructure, data communications and sensitive information assets, protecting them against the increasing threats of unauthorized access, fraudulent activity and other intrusions or breaches. We have been successful in rapidly expanding our customer base across a broad range of industries as a result of our differentiated partner network, which is comprised of many of the world’s largest financial institutions and other organizations influential to the compliance and data security mandates of their customers.

Our solutions include our industry leading software-as-a-service TrustKeeper compliance management offering along with a comprehensive suite of proprietary compliance enablement solutions. TrustKeeper and the TrustKeeper Agent assist organizations in validating compliance by analyzing, aggregating and reporting on prohibited data storage, systems configurations and security policy settings on subscribers’ systems or in centralized or distributed IT environments. In addition, our compliance enablement offerings provide a comprehensive, integrated turnkey suite of data security solutions, including encryption, extensible threat management, security information and event management, network access control, web application firewalls and data loss prevention. These solutions help address vulnerabilities detected by TrustKeeper, allowing our customers to achieve and maintain compliance.

We have reached many of our customers through our partner network, which is comprised of approximately 75 organizations influential to the compliance and data security mandates of their customers. Our PCI partner network includes many of the world’s leading financial institutions, major payment card companies, and other members of the payment and IT ecosystem, which we believe expands our global reach and reputation. In addition to PCI, we plan to expand our partner network in health care, government services and other sectors, facilitating the distribution of our solutions that address relevant regulations and standards, such as HIPAA and FISMA.

We conduct our operations through four geographic operating segments, which are North America (U.S. and Canada), Europe Middle East and Africa, or “EMEA,” Latin America and the Caribbean, or “LAC,” and Asia Pacific, or “APAC.” Each of our operating segments offers both compliance management and compliance enablement solutions.

Important Factors Affecting Our Operating Results and Financial Condition

We believe our operating results and financial condition will continue to be affected by the following factors:

Increasing Demand For Data Security Compliance Solutions.  We believe that the need for on-demand, scalable, automated and cost-effective data security compliance solutions will continue to increase as organizations address a number of challenges of achieving and maintaining compliance with regulatory requirements and industry standards, including:

•	increasing data security threats, which have led to a heightened regulatory and compliance environment;

•	regulatory and compliance requirements that are becoming increasingly complex and difficult to achieve and maintain; and

•	many existing compliance and data security solutions that are highly complex and expensive.

In addition, we believe that the number of locations where data is stored or transmitted, and consequently require protection, will continue to increase for financial transactions, as well as health care, government and other services. We believe we are well-positioned to benefit from this increasing demand for data security compliance solutions due to a number of key differentiators of our solutions, including that they simplify complex compliance processes, are cost-effective, scalable and flexible, comprehensive and integrated, well-known and trusted and utilize our proprietary knowledge and technology.

Continued Development of Our Partner Network.  We have developed a partner network comprised of organizations influential to the compliance and data security mandates of their customers. These organizations, including many of the world’s leading financial institutions and other payment service providers, serve as differentiated and cost effective distribution partners for us, and we typically co-brand and co-market with these organizations to their customers. Many of our partners are in the midst of a multi-year effort to monitor and enforce PCI compliance among their payment card accepting customers. Historically, our partners started this process with their enterprise customers and in recent years they have expanded their focus to include small- and medium-sized business payment card accepting customers. As a result, we initially targeted the sale of our compliance management solutions to enterprise customers. Revenues from these enterprise customers accounted for a majority of our growth in 2008. Since then, our partner network has enabled us to expand into the SMB market, which contributed to a substantial increase in our 2009 and 2010 revenue. During 2010, our five largest partner network members accounted for 15.7% of our revenue. We expect this concentration of revenue in our five largest network partners to remain generally consistent during the remainder of 2011. Going forward, we intend to focus on increasing our subscriber base globally by converting more of our PCI partner network payment card acceptance locations into TrustKeeper subscriptions.

Sales to New Customers and Additional Sales to Our Existing Customers.  In addition to adding subscribers through our partner network, we have been successful at expanding our subscriber base through our direct sales efforts that have been principally focused on adding enterprise customers. We intend to continue to focus our direct sales efforts on such enterprises and, in that regard, intend to add new sales representatives, both domestically and internationally, as well as to expand into new compliance regimes and standards. Additionally, we believe that our compliance management solutions will continue to generate cross-selling opportunities to our installed base of our comprehensive suite of compliance enablement solutions as subscribers seek to remediate vulnerabilities identified by the compliance management process.

Introduction of New Products and Further Expansion into Specific Sectors.  We believe it is important that we continue to develop new and enhanced solutions to enable us to capitalize on increasing demand for data security compliance solutions. For example, we recently introduced our end-to-end encryption and tokenization solutions, which were specifically designed to protect cardholder and other sensitive data. Additionally, we intend to continue to expand our offerings tailored to specific sectors, such as health care and government, which we believe will allow us to better address their specific compliance needs and further increase our presence in these sectors.

Improvement in our Operating Performance.  Our recent operating results reflect our success in expanding our subscriber base through our partner network and direct sales efforts as well as increasing sales of our compliance enablement solutions to existing subscribers through our added capabilities from recent acquisitions. Our revenue increased from $58.3 million in 2008 to $73.1 million in 2009 and $111.5 million in 2010. During the same periods, our gross margin has expanded from 60% in 2008 to 62% in 2009 and 67% in 2010. Our net loss was $2.0 million in 2008, $1.5 million in 2009 and $4.6 million in 2010, while our Adjusted EBITDA increased from $0.4 million in 2008 to $3.1 million in 2009 and $4.9 million in 2010. Although we believe our revenue will continue to increase in the near term as we implement our growth strategy and benefit from the increasing demand for data security compliance solutions and the key differentiators of our solutions, we do not expect that our revenue growth will continue at these historical rates due, in part, to the increasing size of our revenue base that will be used for comparison purposes. To support our recent and expected revenue growth and geographic expansion, we have recently hired a number of employees in our finance, human resource and IT departments, which has contributed to an increase in our general and administrative expenses.

Selective Pursuit of Acquisitions.  An important part of our strategy to date has been the selective acquisition of compliance enablement technologies to enhance our ability to offer a cost-effective, comprehensive suite of data security compliance solutions to our customers. In the last three years, we acquired six companies with complementary technologies and we are utilizing these acquired technologies to enhance the capabilities of our overall product suite. For example, we introduced our DataControl solution, which combines our data loss prevention and persistent file encryption technologies, we incorporated new value-added features into our extensible threat management solution, and we developed our 360 Application Security Program, which combines our SpiderLabs services with web application firewalls. For additional information regarding these recent acquisitions, see “-Recent Acquisitions” set forth below. Going forward, we plan to continue to selectively pursue acquisitions of technologies that bolster and complement our data security solutions.

Revenue Composition.  Our revenue composition across subscription revenue, professional services, and product sales has and will continue to vary from period-to-period. Our subscription revenue in any particular period is influenced by a number of factors, including the number of new subscribers added through our direct sales efforts, our network partners’ rollout for our compliance management solutions and subscriber turnover. For example, we believe that certain of our network partners have recently delayed the rollout of our TrustKeeper solution as they focus on compliance with certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 relating to payment cards. Our professional services revenue in any given period is typically impacted by the level of demand for our security consulting services, as well as our ability to hire, train and retain security professionals. Our product sales are generally dependent on recent bookings trends, which can be affected by a number of factors, such as customer budget cycles, seasonality, buying preferences of customers and the introduction of new solution offerings by us. Our revenue composition has also been affected by our recent acquisitions and may be impacted by any future acquisitions we may complete. For example, our product sales in 2010 significantly increased as compared to prior periods primarily as a result of our acquisition of Intellitactics on March 1, 2010, which accounted for $6.7 million of our product sales in 2010. As a result of this significant increase, our subscription revenue as a percentage of total revenue decreased by 4% during 2010 as compared to 2009, despite a 44% increase in subscription revenue during that period. During 2009, subscription revenue as a percentage of total revenue increased by 2% as compared to 2008, even as product sales experienced strong growth of 78% during that period. The table below sets forth the amount of our subscription revenue, professional services and product sales as a percentage of revenue for each of our last three years:

				For the
				Three Months
	For the Year Ended			Ended
	December 31,			March 31,
	2008	2009	2010	2010	2011

Revenue:
Subscription revenue	76.0%	77.6%	73.3%	77.6%	74.7%
Professional services	22.7	20.6	17.6	15.4	18.2
Product sales	1.3	1.8	9.1	7.0	7.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%

As compared to 2010, we expect that our subscription revenue will represent a greater percentage of our total revenue over the longer term as a result of our focus in expanding our subscriber base and cross-selling our subscription compliance enablement solutions to our subscribers. We believe our subscription revenue provides us with a significant level of visibility with respect to our overall revenue for the next 12 months. The gross margins associated with these revenue categories vary and, as a result, our gross margin will be impacted by period-to-period changes in our revenue composition.

Foreign Currency Exchange Rates.  As a result of our international operations, we generate a portion of our revenue and incur a portion of our expenses in currencies other than the U.S. dollar, including the euro, the British pound sterling, the Swedish krona, the Brazilian real, the South African rand and the Australian dollar. Our results of operations are impacted by currency exchange rate fluctuations to the extent that we are unable to match net revenues received in foreign currencies with expenses incurred in the same currency. For example, where we have significantly more expenses than net revenues generated in a foreign currency, our profit from operations in that location would be adversely affected in the event that the U.S. dollar depreciates against that foreign currency. Although we are not currently engaged in any financial hedging transactions, we may seek to mitigate the cash effect of exchange rate fluctuations through the use of derivative financial instruments. We record the effects from changes in foreign currency exchange rates in our consolidated statement of operations in other income (loss), net.

We present our consolidated financial statements in U.S. dollars. As a result, we must translate the assets, liabilities, net revenues and expenses of all of our operations into U.S. dollars at applicable exchange rates. Consequently, increases or decreases in the value of the U.S. dollar may affect the value of these items with respect to our non-U.S. dollar businesses in our consolidated financial statements, even if their value has not changed in their local currency. For example, a stronger U.S. dollar will reduce the relative value of reported results of non-U.S. dollar operations and, conversely, a weaker U.S. dollar will increase the relative value of the non-U.S. dollar operations. These translations could significantly affect the comparability of our results between financial periods or result in significant changes to the carrying value of our assets, liabilities and stockholders’ equity.

Recent Acquisitions

We believe that our ability to offer cost effective, comprehensive compliance enablement solutions to help our customers remediate vulnerabilities identified by our compliance management solutions is a critical step toward achieving our longer term growth strategy. In order to accelerate the time to market of our compliance enablement offerings and take advantage of the growth in our compliance management subscriber base, we decided to acquire a number of the technologies required to address certain data security requirements, specific customer needs and evolving security threats. Our acquisitions have enabled us to acquire a broad suite of core, enterprise-grade security technologies and capabilities that we have been able to successfully integrate into our overall solutions.

During the last three fiscal years, we have completed the following acquisitions:

Breach Security, Inc.  On June 18, 2010, we acquired Breach Security, a provider of web application firewall technology, or “WAF,” which provides protection for web applications, such as e-commerce sites, against attacks. WAF helps organizations using active web applications to safely maintain the flow of critical network traffic into and out of their organizations and enables compliance with multiple requirements of PCI as well as requirements of other regulatory standards. We have utilized this technology as part of our 360 Application Security Program.

Intellitactics, Inc.  On March 1, 2010, we acquired Intellitactics, a provider of security information and event management, or “SIEM,” technology. This solution provides comprehensive reporting of events logged in networks, systems, applications and databases, and is a critical component of robust security architectures, as well as a requirement of many information security regulations and industry standards. SIEM technology can be integrated with our other solutions at customer sites to enable real-time analysis and reaction to security threats through policy-based event monitoring. Also, the SIEM solution is used internally by our secure operations centers and plays a key role in the delivery of our managed security services.

BitArmor Systems, Inc.  On January 6, 2010, we acquired BitArmor Systems, Inc., or “BitArmor,” a provider of data encryption solutions, including full disk encryption and persistent file encryption. Encrypting sensitive information is a key component to complying with many data security standards, including PCI. The acquired technology has also served as a foundation for both our DataControl solution and our end-to-end encryption product.

Vericept Corporation.  On August 26, 2009, we acquired Vericept Corporation, or “Vericept,” to provide our customers access to advanced data loss prevention solutions. These solutions detect and analyze sensitive data that may be traveling over corporate networks or that may be stored on various enterprise devices. As part of a comprehensive data protection technology suite, this acquired technology can assist companies in meeting their security and compliance objectives. This technology has also served as a foundation for our DataControl solution.

Mirage Networks, Inc.  On February 1, 2009, we acquired Mirage Networks, Inc., or “Mirage Networks,” a provider of network access control solutions. These solutions provide a means for customers to govern who connects to their network, which devices they use and which IT resources they are permitted to access. The acquired technology meets one of the PCI requirements and can be used to aid compliance with three other requirements by enforcing policies with respect to server roles, host-based anti-virus and operating system patch application. A lightweight network access control solution, known as NAC Express, is integrated into our extensible threat management solution.

ControlPath Inc.  On August 18, 2008, we acquired ControlPath Inc., a provider of solutions to manage and automate enterprise governance, risk management and compliance of multiple regulatory regimes. Since the data security requirements across compliance initiatives are relatively uniform, it is significantly more efficient to address them through a single, unified compliance solution. We plan to integrate components of this acquired technology to further expand our offerings in other data security regimes such as HIPAA and FISMA, among others.

Acquisition Accounting and Related Matters

We accounted for each of the acquisitions described above using the purchase method of accounting. As a result, the purchase prices for each of these acquisitions were allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values as of the date of each acquisition. The excess of the purchase price over the fair value of assets and liabilities was assigned to goodwill, which is not amortized for accounting purposes, but is subject to testing for impairment at least annually. At March 31, 2011, we had goodwill of $42.6 million and intangible assets of $16.8 million. The application of purchase accounting resulted in an increase in amortization and depreciation expense in the periods subsequent to such acquisitions relating to our acquired intangible assets. For more information regarding our accounting for such acquisitions, see note 2 to the notes to our consolidated financial statements included elsewhere in this prospectus.

In connection with such acquisitions, we incurred acquisition, transaction and integration expenses as well as severance and transition costs. We have added these costs and expenses back to our net loss in calculating Adjusted EBITDA. For more information regarding our integration charges, see note 11 to the notes to our consolidated financial statements included elsewhere in this prospectus. In certain instances, we have experienced increases in our sales and marketing and product development expenses in periods following certain acquisitions as a result of adding additional sales and marketing and product development personnel from those acquired businesses.

Important Components of Our Statement of Operations

Revenues

Subscription Revenue.  Subscription revenue includes compliance management and compliance enablement solutions sold under subscription arrangements. Our subscription revenue is driven primarily by the number and type of services to which our subscribers subscribe and is not concentrated within one subscriber or group of subscribers. A majority of our subscription revenue has been related to PCI compliance, including through our TrustKeeper and Compliance Validation solutions, which is expected to remain the main driver of subscription revenue in the foreseeable future. We offer a variety of billing options from monthly to annually depending on the size of the contract and we initially record a subscription fee as deferred revenue and then recognize it ratably over the subscription period. The amount of deferred revenue recorded depends on the invoicing terms as more frequent invoicing cycles will not materially affect our deferred revenue balance while less frequent invoicing cycles will affect such balance.

Professional Services.  Services revenue includes consulting, implementation, training and other services. We recognize professional services revenue as the services are performed. We offer a variety of billing options including up front, milestone or percent completion. Depending on the billing option, we may or may not record any deferred revenue.

Product Sales.  Product sales includes the sale of perpetual software licenses and related hardware, such as our security information and event management, web application firewall and network access control solutions. We recognize product revenue upon delivery or acceptance (deemed or explicit) depending on the specific contract language.

Cost of Sales

Service Delivery, Excluding Depreciation and Amortization.  Cost of service delivery includes the cost of generating subscription revenue and professional services revenue. Cost of service delivery, excluding depreciation and amortization, primarily consists of expenses related to delivery to and support of our compliance management and compliance enablement customers. These expenses include salaries, benefits, bonuses and stock-based compensation, commissions, travel costs, outside service providers and data center costs. In general, we do not allocate overhead such as rent, IT costs and certain benefit program costs to cost of services but instead we recognize these costs as general and administrative expenses.

Product Sales, Excluding Depreciation and Amortization.  Cost of product sales consists primarily of the expense associated with third party license fees and related hardware.

Depreciation and Amortization.  Depreciation and amortization consists primarily of depreciation expense related to customer premise equipment for our compliance enablement offerings where any managed device resides at a customer location and amortization expense for certain acquired intangible assets.

We expect that these costs will continue to increase in absolute dollars in the event our revenue continues to increase. As a percentage of revenue, however, we expect these costs are likely to continue to decrease as we improve our overall gross margin through favorable changes in our revenue composition. Cost of sales as a percentage of revenue could vary from period-to-period depending on a number of factors, including the timing and pace of additional employee hiring and fluctuations in outside vendor costs.

Operating Expenses

Product Development.  Our product development expense consists primarily of personnel and related expense for our product development and product management teams, including salaries, benefits, bonuses and stock-based compensation, commissions, travel costs, outside service providers and recruiting costs. We have focused our development efforts primarily to enhancing the functionality and expanding the capabilities of our compliance management and compliance enablement solutions. As a percentage of revenue, our product development expense was 12%, 13% and 18% of revenue in 2008, 2009 and 2010, respectively, and 17% and 20% in the three months ended March 31, 2010 and 2011, respectively. We expect to continue to invest in product development to expand the functionality and enhance the ease of use of our compliance management and compliance enablement solutions. In the near term, we expect that our product development expense is likely to continue to increase in absolute dollars but that it will remain relatively consistent with prior periods as a percentage of revenue.

Sales and Marketing.  Our sales and marketing expense consists primarily of personnel and related expense for our direct sales team, our sales engineers, our team that recruits, enables and supports our partner network and our marketing team. This expense includes salaries, benefits, bonuses, stock-based compensation, commissions, travel costs, outside service providers and recruiting costs. As a percentage of revenue, our sales and marketing expenses were 24%, 24% and 26% in 2008, 2009 and 2010, respectively, and 27% and 23% in the three months ended March 31, 2010 and 2011, respectively, primarily due to our ongoing efforts to expand our subscriber base. We intend to continue to invest in sales and marketing to add new subscribers, increase penetration in our existing subscriber base, build brand awareness and sponsor additional marketing events and programs. In the near term, we expect that our sales and marketing expenses will continue to increase in absolute dollars but that it will remain relatively consistent with prior periods as a percentage of revenue.

General and Administrative.  Our general and administrative expense consists primarily of personnel and related expense for our executive, finance, legal, human resources, IT and administrative personnel, including salaries, benefits, bonuses and stock-based compensation, commissions, travel costs, outside service providers and recruiting costs. We also group support expense such as facilities, legal, accounting, other professional service fees, corporate expense and depreciation and amortization in general and administrative. As a percentage of revenue, general and administrative expense was 27%, 28% and 27% in 2008, 2009 and 2010, respectively, and 30% and 22% in the three months ended March 31, 2010 and 2011, respectively.

Going forward, we expect to continue to incur higher costs associated with being a public company, including higher legal, corporate insurance and accounting expenses and the additional costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act and related regulations. We currently anticipate that we will be required to begin to comply with Section 404 of the Sarbanes-Oxley Act in 2012. We expect that general and administrative expenses will increase in the near term in absolute dollars because of these public company costs and our efforts to expand our international operations. However, over time we believe our general and administrative costs will decline as a percentage of revenues as we expect to derive greater efficiencies from our corporate infrastructure.

Gain on Acquisition

Gain on acquisition was the result of our acquisition of Mirage Networks on February 1, 2009. The total purchase price consisted of the assumption of short-term liabilities and resulted in a $0.6 million bargain purchase gain, which was recorded as a gain on acquisition in our consolidated statement of operations in 2009.

Income Tax Expense

We estimate actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carry forwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance.

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. For deferred tax assets generated in the U.S., the United Kingdom, Brazil, Canada, Hong Kong, India and Singapore, we recorded a full valuation allowance as of December 31, 2008, 2009 and 2010. Based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of our deferred tax assets in the future. We intend to maintain the valuation allowance until sufficient evidence exists to support the reversal of the valuation allowance, either as a result of establishing a pattern of profitability or the possible result of a to be developed tax strategy assessing the need for the valuation allowance. In that event, we would make an adjustment to the allowance for the deferred tax asset, which would increase income in the period that determination was made. At December 31, 2010, we had federal net operating loss carry-forwards of $45.3 million available to reduce future taxable income in the United States.

We underwent a change in ownership for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, or the “Code,” as a result of our merger with Ambiron in 2005. As a result, the amount of our pre-change net operating losses, or “NOLs,” and other tax attributes that are available to offset future taxable income of $5.8 million are subject to an annual limitation of $0.7 million per year. Section 382 of the Code also limited the annual deduction related to $10.5 million of accumulated net operating losses acquired through the acquisition of Secure Pipe, Inc in December, 2006 to approximately $0.5 million per year. The annual limitation is based on the value of the corporation as of the effective date of the transaction. The ownership change and the resulting annual limitation on use of NOLs are not expected to result in the expiration of our NOL carry forwards if we are able to generate sufficient future taxable income within the carry forward periods. However, the limitation on the amount of NOLs available to offset taxable income in a specific year may result in the payment of income taxes before all NOLs have been utilized. Additionally, a subsequent ownership change may result in further limitation on the ability to utilize existing NOLs and other tax attributes. Our NOLs are subject to expiration from 2022 through 2029. For more information regarding income taxes, see note 8 to the notes to our consolidated financial statements included elsewhere in this prospectus.

Adjusted EBITDA

We present Adjusted EBITDA, a non-GAAP financial measure, in this prospectus to provide investors with a supplemental measure of our operating performance. We believe that Adjusted EBITDA is a useful performance measure and is used by us to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business than GAAP measures can provide alone. Our board of directors and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expectations and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including our senior executives.

We believe Adjusted EBITDA may be useful to investors in comparing our operating performance consistently over time as it removes from our operating results the impact of our capital structure, asset base (primarily depreciation and amortization), items outside the control of the management team (such as taxes or changes in foreign currency exchange rates) and other non-cash (such as purchase accounting adjustments) or non-recurring items, including the impact of non-cash stock-based compensation expense.

We define Adjusted EBITDA, a non-GAAP financial measure, as net income (loss) before income tax expense (benefit), depreciation and amortization, net interest expense, stock-based compensation, gain (loss) on foreign currency exchange, severance and transition costs, and acquisition, transaction and integration expenses.

The use of Adjusted EBITDA has limitations as an analytical tool and you should not consider this performance measure in isolation from, or as an alternative to, GAAP measures such as net income/(loss) or loss from operations. Adjusted EBITDA is not a measure of liquidity under GAAP or otherwise, and is not an alternative to cash flow from continuing operating activities. The limitations of Adjusted EBITDA include: (i) it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, our working capital needs; (iii) it does not reflect income tax payments we may be required to make; and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

To properly and prudently evaluate our business, we encourage you to review our audited consolidated financial statements included elsewhere in this prospectus and the reconciliation to Adjusted EBITDA from net loss, the most directly comparable financial measure presented in accordance with GAAP, set forth in the table below. All of the items included in the reconciliation from net loss to Adjusted EBITDA are either (i) non-cash items or (ii) items that management does not consider in assessing our on-going operating performance. In the case of the non-cash items, management believes that investors may find it useful to assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of items not considered in assessing our on-going operating performance, management believes that investors may find it useful to assess our operating performance if the measures are presented without these items because their financial impact may not reflect ongoing operating performance.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations in thousands of dollars and as a percentage of total revenue. We have derived the data for the years ended December 31, 2008, 2009 and 2010 from the audited consolidated financial statements included elsewhere in this prospectus and for the three months ended March 31, 2010 and 2011 from the unaudited consolidated financial statements included elsewhere in this prospectus. The table below also presents a reconciliation of Adjusted EBITDA to net loss. See “—Adjusted EBITDA.” Amounts and percentages in the table below have been calculated based on unrounded numbers. Accordingly, certain amounts may not add to the totals due to the effect of rounding.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2008		2009		2010		2010		2011
		Percent of		Percent of		Percent of		Percent of		Percent of
	Amount	Revenue	Amount	Revenue	Amount	Revenue	Amount	Revenue	Amount	Revenue
	(dollars in thousands)

Statement of Operations Data:
Revenue:
Subscription revenue	$44,356	76.0%	$56,708	77.6%	$81,677	73.3%	$16,829	77.6%	$23,448	74.7%
Professional services	13,219	22.7	15,056	20.6	19,639	17.6	3,342	15.4	5,721	18.2
Product sales	753	1.3	1,343	1.8	10,187	9.1	1,518	7.0	2,229	7.1

Total revenue	58,328	100.0	73,107	100.0	111,503	100.0	21,689	100	31,398	100

Cost of sales:
Service delivery, excluding depreciation and amortization(1)	22,525	38.6	26,431	36.1	33,415	30.0	7,406	34.1	9,363	29.9
Product sales, excluding depreciation and amortization	440	0.8	481	0.7	1,715	1.5	273	1.3	508	1.6
Depreciation and amortization	591	1.0	718	1.0	1,403	1.3	266	1.2	450	1.4

Total cost of sales	23,556	40.4	27,630	37.8	36,533	32.8	7,945	36.6	10,321	32.9

Gross profit	34,772	59.6	45,477	62.2	74,970	67.2	13,744	63.4	21,077	67.1

Operating expenses:
Product development	6,749	11.5	9,146	12.5	20,112	18.0	3,744	17.3	6,194	19.7
Sales and marketing	14,059	24.1	17,388	23.8	29,264	26.2	5,753	26.5	7,122	22.7
General and administrative	16,030	27.5	20,511	28.0	29,602	26.6	6,491	29.9	7,002	22.3

Total operating expenses	36,838	63.1	47,045	64.3	78,978	70.8	15,988	73.7	20,318	64.7

Loss from operations	(2,066)	(3.5)	(1,568)	(2.1)	(4,008)	(3.6)	(2,244)	(10.3)	759	2.4
Interest expense, net	(151)	(0.3)	(112)	(0.1)	(87)	(0.1)	(36)	(0.2)	(8)	0.0
Other income (loss), net	193	0.3	(304)	(0.5)	(155)	(0.1)	(106)	(0.5)	18	0.0
Gain on acquisition	—	—	552	0.7	—	—	—	0.0	—	0.0

Loss before income taxes	(2,024)	(3.5)	(1,432)	(2.0)	(4,250)	(3.8)	(2,386)	(11.0)	769	2.4
Income tax expense	(22)	0.0	(114)	(0.1)	(372)	(0.3)	(78)	(0.4)	(110)	0.3

Net (loss) income	$(2,046)	(3.5)%	$(1,546)	(2.1)%	$(4,622)	(4.1)%	$(2,464)	(11.4)%	$659	2.1%

Reconciliation of non-GAAP measure:
Income tax expense	$22	N/M	$114	0.1%	$372	0.3%	$78	0.4%	$110	0.3%
(Gain) loss on foreign currency exchange	(178)	(0.3)	259	0.4	232	0.2	84	0.4	(50)	(0.2)
Interest expense, net	151	0.3	112	0.2	87	0.1	36	0.2	8	—

Depreciation and amortization included in:
Total cost of sales	591	1.0	718	1.0	1,403	1.3	266	1.2	450	1.4
General and administrative	1,545	2.6	2,294	3.1	3,567	3.2	755	3.5	1,067	3.4

Total depreciation and amortization	2,136	3.7	3,012	4.1	4,970	4.5	1,021	4.7	1,517	4.8

Stock-based compensation expense included in:
Service delivery, excluding depreciation and amortization	44	0.2	46	0.1	77	0.1	18	0.1	34	0.1
Product development	64	0.3	64	0.1	243	0.2	58	0.3	100	0.3
Sales and marketing	55	0.3	87	0.1	145	0.1	37	0.2	87	0.3
General and administrative	122	0.6	81	0.1	561	0.5	24	0.1	72	0.2

Total stock-based compensation expense(2)	285	0.5	278	0.4	1,026	0.9	137	0.6	293	0.9

Severance and transition costs included in:
Product development	—	—	—	—	46	—	—	—	—	—
Sales and marketing	—	—	4	—	154	0.1	57	0.3	—	—
General and administrative	—	—	944	1.3	1,068	1.0	293	1.4	—	—

Total severance and transition costs(3)	—	—	948	1.3	1,268	1.1	350	1.6	—	—

Acquisition, transaction and integration expenses included in:
Service delivery, excluding depreciation and amortization	—	—	—	—	109	0.1	—	—	—	—
General and administrative	37	0.2	389	0.5	1,292	1.2	148	0.7	—	—
Other expense (income), net	—	—	65	0.1	122	0.1	—	—	—	—
Gain on acquisition	—	—	(552)	(0.8)	—	—	—	—	—	—

Total acquisition, transaction and integration expenses(4)	37	0.1	(98)	(0.1)	1,523	1.4	148	0.7	—	0.0

Adjusted EBITDA(5)	$407	0.7%	$3,079	4.2%	$4,856	4.4%	$(610)	(2.8)%	$2,537	8.1%

“N/M” indicates the percentage is not meaningful.

(1)	Calculated based upon a percentage of total subscription and professional services, as the costs to deliver these product lines originate from the same Company resources.
(2)	Represents non-cash compensation expense.
(3)	Represents severance and transition payments made to employees that were terminated as a result of acquisitions and to certain members of our senior management team whose positions were restructured in contemplation of this offering.
(4)	Represents costs and expenses associated with acquisitions, transactions and integration activities during the period, including the following:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)

Acquisition costs(i)	$3	$271	$261	$140	—
Transaction costs for potential acquisitions(ii)	34	5	494	—	—
Financial reporting costs for acquired companies(iii)	—	113	195	8	—
Lease abandonment(iv)	—	—	342	—	—
Post acquisition purchase accounting adjustments(v)	—	65	231	—	—
Gain on acquisition(vi)	—	(552)	—	—	—

Total acquisition, transaction and integration expenses	$37	$(98)	$1,523	$148	—

(i)	Represents legal fees incurred in connection with acquisitions during the period.

(ii)	Represents legal, accounting and other consulting fees incurred in connection with transactions that were not completed.

(iii)	Represents valuation services and audits of acquired companies.

(iv)	Represents the lease abandonment accrual for our facility in Carlsbad, California.

(v)	Represents certain adjustments relating to the purchased assets and assumed liabilities of Mirage Networks, BitArmor and Breach Security which we identified subsequent to finalizing the purchase accounting for such acquisitions.

(vi)	Represents the gain on acquisition of Mirage Networks.

(5)	For more information regarding Adjusted EBITDA, a non-GAAP measure, see “— Adjusted EBITDA.”

Comparison of the Three Months Ended March 31, 2010 and 2011

Revenue

	For the Three Months Ended March 31,
	2010		2011
		Percent of		Percent of	Period-to-Period Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Revenue:
Subscription revenue	$16,829	77.6%	$23,448	74.7%	$6,619	39.3%
Professional services	3,342	15.4	5,721	18.2	2,379	71.2
Product sales	1,518	7.0	2,229	7.1	711	46.8

Total revenue	$21,689	100.0%	$31,398	100.0%	$9,709	44.8%

North America	$18,334	84.5%	$25,016	79.7%	$6,682	36.4%
EMEA	2,723	12.6	5,371	17.1	2,648	97.2
LAC	363	1.7	551	1.8	188	51.8
APAC	269	1.2	460	1.4	191	71.0

Total revenue	$21,689	100.0%	$31,398	100.0%	$9,709	44.8%

Revenue was $31.4 million in the three months ended March 31, 2011 compared to $21.7 million in the three months ended March 31, 2010, an increase of $9.7 million, or 45%. Subscription revenue increased by $6.6 million, or 39%, due to a significant increase in the number of subscribers from our partner network, which accounted for 53% of the increase, and the acquisition of additional customer relationships and technologies through our acquisitions of Intellitactics and Breach Security, which accounted for 23% of the increase. Substantially all of the remainder of the increase in revenue during the 2011 period was attributable to our direct sales efforts, which increased our customer and device counts. Professional services revenue increased by $2.4 million, or 71%, because of increased demand for our SpiderLabs services, which accounted for 50% of the increase in revenue, as well as additional installation work associated with our product sales. Product sales increased by $0.7 million, or 47%, due to our acquisitions of Intellitactics and Breach Security. In the three months ended March 31, 2011, revenue generated by recently acquired businesses through the first anniversary of their respective acquisition dates was $3.8 million. Excluding this revenue, our revenue increased in the three months ended March 31, 2011 by 27% as compared to our comparable revenue in 2010.

We increased revenue in the three months ended March 31, 2011 by $6.7 million, or 36%, in our largest geographic market, North America, due to a significant increase in our subscriber base through our partner network and direct sales efforts and our acquisition of Intellitactics. Our EMEA revenue increase of $2.6 million, or 97%, was related to our acquisition of Intellitactics and a significant increase in subscribers for our partner network.

Cost of Sales and Gross Profit

	For the Three Months Ended March 31,
	2010		2011
		Percent of		Percent of	Period-to-Period Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Cost of sales:
Service delivery, excluding depreciation and amortization	$7,406	34.1%	$9,363	29.9%	$1,957	26.4%
Product sales, excluding depreciation and amortization	273	1.3	508	1.6	235	86.1
Depreciation and amortization	266	1.2	450	1.4	184	69.2

Total cost of sales	7,945	36.6%	10,321	32.9%	2,376	29.9%

Gross profit	$13,744	63.4%	$21,077	67.1%	$7,333	53.4%

Cost of sales was $10.3 million in the three months ended March 31, 2011 compared to $7.9 million in the three months ended March 31, 2010, an increase of $2.4 million, or 30%. Cost of sales as a percent of revenue declined from 37% in the three months ended March 31, 2010 to 33% in the three months ended March 31, 2011. The decrease in cost of sales as a percent of revenue resulted from higher revenue and, to a lesser extent, a change of revenue mix towards higher margin products. Service delivery cost increased $2.0 million, or 26%, primarily as a result of a $1.7 million, or 26%, increase in salary and associated employee expense for tax, benefits, bonus, travel and entertainment. There was also an increase of $0.1 million due to increased use of outsourced call center capabilities. The increase in employees and associated expense is due to ramping up our delivery and support capabilities to support our customer and product revenue growth.

Product sales cost increased $0.2 million, or 86%, as a result of our increased product sales related to security information & event management and web application firewall solution, and their associated hardware and other costs.

Depreciation and amortization expense increased $0.2 million as a result of a $0.1 million increase in depreciation expense for customer premise equipment and a $0.1 million increase in amortization expense due to our 2010 acquisitions.

Gross profit increased to $21.1 million in the three months ended March 31, 2011 compared to $13.7 million in the three months ended March 31, 2010, an increase of $7.3 million, or 53%, as a result of the benefits of economies of being a larger organization and, to a lesser extent, a change of revenue mix towards higher margin products.

Operating Expenses

	For the Three Months Ended March 31,
	2010		2011
		Percent of		Percent of	Period-to-Period Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Operating expenses:
Product development	$3,744	17.3%	$6,194	19.7%	$2,450	65.4%
Sales and marketing	5,753	26.5	7,122	22.7	1,369	23.8
General and administrative	6,491	29.9	7,002	22.3	511	7.9

Total operating expenses	$15,988	73.7%	$20,318	64.7%	$4,330	27.1%

Product Development.  Product development expenses increased by $2.5 million, or 65%, in the three months ended March 31, 2011, related to headcount expansion both from integrating the development teams from the three companies we acquired in 2010, as well as other hiring. Salary and associated employee expense increased $2.1 million, or 59%. There was also an increase of $0.2 million in the use of temporary employees on a project basis and an increase of $0.1 million in other costs.

Sales and Marketing.  Sales and marketing expenses increased by $1.4 million, or 24%, in the three months ended March 31, 2011, as a result of our retaining sales resources from our 2010 acquisitions and ongoing hiring. Employee related expense, excluding commissions and referral fees, increased by $0.7 million, or 20%. Commissions and referral fees increased by $0.4 million, or 24%, the result of increased sales period to period that included a higher percentage of product sales. Third party marketing expense increased by $0.3 million as a result of increased presence at industry trade shows and similar events.

General and Administrative.  General and administrative expenses increased by $0.5 million, or 8%, in the three months ended March 31, 2011. This increase was due to an increase in employee related expense of $0.1 million, or 5%, from hiring in 2010 to support our infrastructure build out. Real estate costs increased by $0.3 as we increased our rental space, and utilities and telecommunications costs increased by $0.1 million to $0.4 million in the three months ended March 31, 2011 due to expanding our offices and upgrading our systems. These increases were offset by a decrease in bad debt expense of $0.4 million as we experienced fewer collections difficulties. Depreciation and amortization expense increased $0.3 million as a result of increased capital expenditures.

Other Income (Loss), Net

Other income (loss), net was income of $0.02 million in the three months ended March 31, 2011 compared to an expense of $0.1 million in the three months ended March 31, 2010. The change was the result of an improvement in our foreign currency exchange rates and other income of $0.1 million.

Income Tax Expense

We recorded an income tax expense of $0.08 million in the three months ended March 31, 2010 as compared to $0.1 million in the three months ended March 31, 2011. We had an effective tax expense rate of 14.3% for the three months ended March 31, 2011 and (3.3)% in the three months ended March 31, 2010.

Adjusted EBITDA

	For the Three Months Ended March 31,
	2010		2011
		Percent of		Percent of	Period-to-Period Change
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Segment Reported Adjusted EBITDA:
North America	$(162)	(0.7)%	$2,931	9.3%	$3,093	N/M
EMEA	189	0.9	265	0.8	76	40.2
LAC	(256)	(1.2)	(556)	(1.8)	(300)	117.2
APAC	(381)	(1.8)	(103)	(0.3)	278	(73.0)

Total adjusted EBITDA(1)	$(610)	(2.8)%	$2,537	8.1%	$3,147	N/M

Income tax expense	$(78)	(0.4)%	$(110)	(0.4)%	$(32)	(41.0)%
Depreciation and amortization	(1,021)	(4.7)	(1,517)	(4.8)	(496)	(48.6)
Interest expense, net	(36)	(0.2)	(8)	0.0	28	77.8
Stock-based compensation expense(2)	(137)	(0.6)	(293)	(0.9)	(156)	(113.9)
Gain (loss) on foreign currency exchange	(84)	(0.4)	50	0.2	134	159.5
Severance and transition costs	(350)	(1.6)	—	0.0	350	N/M
Acquisition transaction and integration expenses(3)	(148)	(0.7)	—	0.0	148	N/M

Net income (loss)	$(2,464)	(11.4)%	$659	2.1%	$3,123	126.7%

“N/M” indicates the percentage is not meaningful.

(1)	For more information regarding Adjusted EBITDA, a non-GAAP measure, see “—Results of Operations” and “—Adjusted EBITDA.”

(2)	Represents non-cash compensation expense.

(3)	Represents costs and expenses associated with acquisitions, integration activities and restructuring during the period, including legal, diligence and audit expenses, severance expenses and restructuring charges. For more information, see “—Recent Acquisitions.”

Adjusted EBITDA increased by $3.1 million in the three months ended March 31, 2011 to $2.5 million as a result of our gross profit excluding depreciation and amortization increasing by $7.5 million, or 54%, largely due to our increase in subscribers in North America and the effects of our 2010 acquisitions. This was partially offset by a net increase of $4.4 million in operating expenses excluding depreciation and amortization, stock-based compensation and acquisition, transaction, integration and severance costs, that resulted from increased hiring, additional sales and marketing activities to support our revenue growth and other factors.

Comparison of the Years Ended December 31, 2009 and 2010

Revenue

	For the Year Ended December 31,
	2009		2010		Period-to-Period Change
		Percent of		Percent of
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Revenue:
Subscription revenue	$56,708	77.6%	$81,677	73.3%	$24,969	44.0%
Professional services	15,056	20.6	19,639	17.6	4,583	30.4
Product sales	1,343	1.8	10,187	9.1	8,844	N/M

Total revenue	$73,107	100.0%	$111,503	100.0%	$38,396	52.5%

North America	$61,936	84.7%	$94,706	84.9%	$32,770	52.9%
EMEA	9,957	13.6	13,509	12.1	3,552	35.7
LAC	579	0.8	1,980	1.8	1,401	N/M
APAC	635	0.9	1,308	1.2	673	106.0

Total revenue	$73,107	100.0%	$111,503	100.0%	$38,396	52.5%

“N/M” indicates the percentage is not meaningful.

Revenue was $111.5 million in 2010 compared to $73.1 million in 2009, an increase of $38.4 million, or 53%. Subscription revenue increased by $25.0 million, or 44%, due to a significant increase in the number of subscribers from our partner network, which accounted for 41% of the increase, as well as the acquisition of additional customer relationships and technologies through our acquisitions of Intellitactics and Breach Security, which accounted for 25% of the increase. Substantially all of the remainder of the increase in revenue during 2010 was attributable to our direct sales efforts, which increased our customer and device counts. We increased our subscription revenue from the sale of our compliance management solutions as a result of a significant increase in our subscribers from our partner network as well as our ongoing direct sales efforts. We also increased our revenue from the sale of compliance enablement solutions as a result of acquiring additional customer relationships and technologies through our acquisition of Intellitactics in 2010, as well as increasing our customers and device counts through our own direct sales efforts. Professional services revenue increased by $4.6 million, or 30%, because of increased demand for our SpiderLabs and Payment Application services, which accounted for 36% of the growth, as well as additional installation work associated with our product sales, which accounted for 32% of the growth. Product sales increased by $8.8 million, $6.7 million of which was due to our acquisition of Intellitactics. In 2010, revenue generated by recently acquired businesses through the first anniversary of their respective acquisition dates was $19.2 million. Excluding this revenue, our revenue increased in 2010 by 26% as compared to our comparable revenue in 2009.

We increased revenue in 2010 by $32.8 million, or 53%, in our largest geographic market, North America, due to a significant increase in our subscriber base through our partner network and direct sales efforts and our acquisition of Intellitactics. Our EMEA revenue increase was related to an increase in subscribers for our partner network.

Cost of Sales and Gross Profit

	For the Year Ended December 31,
	2009		2010		Period-to-Period Change
		Percent of		Percent of
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Cost of sales:
Service delivery, excluding depreciation and amortization	$26,431	36.1%	$33,415	30.0%	$6,984	26.4%
Product sales, excluding depreciation and amortization	481	0.7	1,715	1.5	1,234	N/M
Depreciation and amortization	718	1.0	1,403	1.3	685	95.4

Total cost of sales	27,630	37.8%	36,533	32.8%	8,903	32.2%

Gross profit	$45,477	62.2%	$74,970	67.2%	$29,493	64.9%

“N/M” indicates that the percentage is not meaningful.

Cost of sales was $36.5 million in 2010 compared to $27.6 million in 2009, an increase of $8.9 million, or 32%. Cost of sales as a percent of revenue declined from 38% in 2009 to 33% in 2010. Service delivery cost increased $7.0 million, or 26%, primarily as a result of $5.8 million, or 25%, increase in salary and associated employee expense for tax, benefits, bonus, travel and entertainment expense. There was also an increase of $0.5 million due to increased use of outsourced call center capabilities. The increase in employees and associated expense is due to ramping up our delivery and support capabilities to support our customer and product growth.

Product sales cost increased $1.2 million as a result of our increased product sales related to our security information & event management, web application firewall and network access control solutions, and their associated hardware and other costs.

Depreciation and amortization expense increased $0.7 million as a result of a $0.2 million increase in depreciation expense for customer premise equipment and a $0.5 million increase in amortization expense primarily due to our 2010 acquisitions.

Gross profit increased to $75.0 million in 2010 compared to $45.5 million in 2009, an increase of $29.5 million, or 65%, as our revenue mix moved towards higher margin products and other offerings and the benefits of economies of being a larger organization.

Operating Expenses

	For the Year Ended December 31,
	2009		2010		Period-to-Period Change
		Percent of		Percent of
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Operating expenses:
Product development	$9,146	12.5%	$20,112	18.0%	$10,966	119.9%
Sales and marketing	17,388	23.8	29,264	26.2	11,876	68.3
General and administrative	20,511	28.0	29,602	26.6	9,091	44.3

Total operating expenses	$47,045	64.3%	$78,978	70.8%	$31,933	67.9%

Product Development.  Product development expenses increased by $11.0 million, or 120% as a result of headcount expansion both from integrating the development teams from the three companies we acquired in 2010, as well as other hiring. Salary and associated employee expense increased $10.2 million, or 114%. There was also an increase of $0.3 million in the use of temporary employees on a project basis and an increase of $0.5 million in other costs.

Sales and Marketing.  Sales and marketing expenses increased by $11.9 million, or 68%, as a result of our retaining sales resources from our 2010 acquisitions. Employee related expense, excluding commissions and referral fees, increased by $6.0 million, or 60%. Commissions and referral fees increased by $4.3 million, or 76%, primarily the result of legacy commission plans from the acquired entities and increased product sales of $8.8 million compared to the prior year. Third party marketing expense increased by $1.1 million as a result of increased advertising and presence at industry trade shows and similar events.

General and Administrative.  General and administrative expenses increased by $9.1 million, or 44%. This increase was due to an increase in employee related expense of $2.5 million, or 33%, as a result of hiring employees in our finance, human resource and IT departments. There was also an increase of $1.2 million in legal, accounting and third party support fees related to our three acquisitions in 2010. Real estate costs increased by $1.1 million, which includes a write-off of $0.3 million related to an office we closed after an acquisition. Bad debt expense increased by $0.8 million to $1.5 million in 2010 as a result of the associated increase in our revenue and the broader geographic scope of our subscriber base. Telecommunications costs increased by $0.9 million to $1.7 million in 2010 primarily due to hiring employees, office expansion and upgrading our systems. Certain gross receipt tax expenses increased by $0.5 million to $0.6 million in 2010 as a result of filing in more tax jurisdictions. Depreciation and amortization expense increased $1.3 million primarily as a result of capital expenditures and the acquisitions completed in 2010.

Other Income (Loss), Net

Other income (loss), net was a loss of $0.2 million in 2010 compared to an expense of $0.3 million in 2009. The change was the result of an improvement in our foreign currency exchange rates and other income of $0.1 million.

Income Tax Expense

We recorded an income tax expense of $0.1 million in 2009 as compared to $0.4 million in 2010. We had an effective tax expense rate of (8.0)% for 2009 and (8.8)% in 2010. For 2010, we applied a valuation allowance against certain of our deferred tax assets, including net operating loss carry forwards, which reduced the effective tax benefit rate from the expected statutory rate. In accordance with authoritative accounting guidance, a valuation allowance is required unless it is more likely than not that future taxable income or the reversal of deferred tax liabilities will be sufficient to recover deferred tax assets. In addition, certain state taxes are calculated on bases different than pre-tax loss. This resulted in us recording income tax expense for these states, which also lowered our effective tax benefit rate in 2009 and 2010 compared to the statutory rate.

Adjusted EBITDA

	For the Year Ended December 31,				Period-to-Period
	2009		2010		Change
		Percent of		Percent of
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Segment Reported Adjusted EBITDA:
North America	$4,175	5.7%	$7,111	6.4%	$2,936	70.3%
EMEA	329	0.5	492	0.4	163	49.5
LAC	(624)	(0.9)	(1,817)	(1.6)	(1,193)	191.2
APAC	(801)	(1.1)	(930)	(0.8)	(129)	16.1

Total adjusted EBITDA(1)	$3,079	4.2%	$4,856	4.4%	$1,777	57.7%

Income tax expense	$(114)	(0.1)%	$(372)	(0.3)%	$(258)	N/M
Depreciation and amortization	(3,012)	(4.1)	(4,970)	(4.5)	(1,958)	65.0
Interest expense, net	(112)	(0.1)	(87)	(0.1)	25	(22.3)
Stock-based compensation expense(2)	(278)	(0.4)	(1,026)	(0.9)	(748)	N/M
Gain (loss) on foreign currency exchange	(259)	(0.4)	(232)	(0.2)	27	(10.4)
Severance and transition costs	(948)	(1.3)	(1,268)	(1.1)	(320)	33.8
Acquisition transaction and integration expenses(3)	98	0.1	(1,523)	(1.4)	(1,621)	N/M

Net loss	$(1,546)	(2.1)%	$(4,622)	(4.1)%	$(3,076)	199.0%

“N/M” indicates the percentage is not meaningful.

(1)	For more information regarding Adjusted EBITDA, a non-GAAP measure, see “—Results of Operations” and “—Adjusted EBITDA.”
(2)	Represents non-cash compensation expense.
(3)	Represents costs and expenses associated with acquisitions, integration activities and restructuring during the period, including legal, diligence and audit expenses, severance expenses and restructuring charges. For more information, see “—Recent Acquisitions.”

Adjusted EBITDA increased by $1.8 million, or 58%, to $4.9 million as a result of our gross profit excluding depreciation and amortization increasing by $30.2 million, or 65%, largely due to our increase in subscribers in North America and our acquisitions during the period. This was offset by a net increase of $27.9 million in operating expenses excluding depreciation and amortization, stock-based compensation and acquisition, transaction, integration and severance costs, that resulted from increased hiring, additional sales and marketing activities to support our revenue growth and other factors.

Comparison of the Years Ended December 31, 2008 and 2009

Revenue

	For the Year Ended December 31,
	2008		2009		Period-to-Period Change
		Percent of		Percent of
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Revenue:
Subscription revenue	$44,356	76.0%	$56,708	77.6%	$12,352	27.8%
Professional services	13,219	22.7	15,056	20.6	1,837	13.9
Product sales	753	1.3	1,343	1.8	590	78.4

Total revenue	$58,328	100.0%	$73,107	100.0%	$14,779	25.3%

North America	$47,932	82.2%	$61,936	84.7%	$14,004	29.2%
EMEA	9,640	16.5	9,957	13.6	317	3.3
LAC	268	0.5	579	0.8	311	116.0
APAC	488	0.8	635	0.9	147	30.1

Total revenue	$58,328	100.0%	$73,107	100.0%	$14,779	25.3%

Revenue was $73.1 million in 2009 compared to $58.3 million in 2008, an increase of $14.8 million, or 25%. Subscription revenue increased by $12.4 million, or 28%, primarily as a result of a substantial increase in our revenue from sales of our solutions through our successful expansion into the SMB market through our partner network in 2009, which accounted for 68% of the increase. Professional services revenue increased by $1.8 million, or 14%, because of increased demand for our SpiderLabs and Payment Application services, which accounted for 65% of the increase, as well as additional installation work associated with our product sales. Product sales increased by $0.6 million as a result of the acquisition of Mirage Networks. In 2009, revenue generated by recently acquired businesses through the first anniversary of their respective acquisition dates was $3.4 million. Excluding this revenue, our revenue increased in 2009 by 20% as compared to our comparable revenue in 2008.

Revenue increased $14.0 million, or 29%, in our largest geographic market, North America, due to our successful expansion into the SMB market through our partner network and acquisitions we completed in 2009.

Cost of Sales and Gross Profit

	For the Year Ended December 31,
	2008		2009		Period-to-Period Change
		Percent of		Percent of
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Cost of sales:
Service delivery, excluding depreciation and amortization	$22,525	38.6%	$26,431	36.1%	$3,906	17.3%
Product sales, excluding depreciation and amortization	440	0.8	481	0.7	41	9.3
Depreciation and amortization	591	1.0	718	1.0	127	21.5

Total cost of sales	$23,556	40.4%	$27,630	37.8%	$4,074	17.3%

Gross profit	$34,772	59.6%	$45,477	62.2%	$10,705	30.8%

Cost of sales was $27.6 million in 2009 compared to $23.6 million in 2008, an increase of $4.1 million, or 17%. Cost of sales as a percent of revenue declined from 40% in 2008 to 38% in 2009. Service delivery cost increased $3.9 million, or 17%, as a result of $3.7 million, or 19%, increase in salary and associated employee expense for tax, benefits, bonus, travel and entertainment expense and a $0.1 million increase in data licenses and other costs to support our compliance enablement solutions. The increase in employees and associated expense is due to ramping up our delivery and support capabilities to support our customer and product growth.

Product sales cost increased $0.04 million, or 9%, as a result of increased hardware costs related to increased sales.

Depreciation and amortization expense increased $0.1 million as a result of an increase in depreciation expense for customer premise equipment and an increase in amortization expense due to our 2009 acquisitions.

Gross profit increased to $45.5 million in 2009 compared to $34.8 million in 2008, an increase of $10.7 million, or 31%, as our revenue mix moved towards higher margin solutions and we experienced economies of scale from our revenue growth. Our gross margin increased from 60% in 2008 to 62% 2009.

Operating Expenses

	For the Year Ended December 31,
	2008		2009		Period-to-Period Change
		Percent of		Percent of
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Operating expenses:
Product development	$6,749	11.5%	$9,146	12.5%	$2,397	35.5%
Sales and marketing	14,059	24.1	17,388	23.8	3,329	23.7
General and administrative	16,030	27.5	20,511	28.0	4,481	28.0

Total operating expenses	$36,838	63.1%	$47,045	64.3%	$10,207	27.7%

Product Development.  Product development expenses increased $2.4 million, or 36%, related to hiring additional employees as well as adding the development teams from two companies we acquired in 2009. Salary and associated employee expense increased $2.6 million, or 41%, which was offset by a $0.2 million reduction in outside consultants costs.

Sales and Marketing.  Sales and marketing expenses increased by $3.3 million, or 24% as a result of retaining sales personnel from our 2009 acquisitions and hiring. Employee related expenses, excluding commission expense and referral fees, increased by $2.0 million, or 24%. Commission expense and referral fees increased by $1.3 million, or 28%, as a result of increased sales activity. Third party marketing expense increased by $0.1 million as a result of increased advertising and presence at industry trade shows and similar events, which was partially offset by a $0.1 million reduction in expense associated with third party consultants and miscellaneous other expense.

General and Administrative.  General and administrative expenses increased by $4.5 million, or 28%, in 2009. This increase was due to an increase in employee-related expense of $1.0 million, or 16%, primarily as a result of hiring employees in finance and other support groups. There was also an increase of $1.0 million in legal, accounting and third party fees directly related to the two acquisitions. Real estate and other facilities related costs increased by $1.5 million as we expanded our headquarters in Chicago. Bad debt expense increased by $0.2 million as our business and our associated accounts receivable increased. Depreciation and amortization expense increased $0.9 million primarily due to increased equipment and leasehold improvement depreciation.

Other Income (Loss), Net

Other income (loss), net was a loss of $0.3 million in 2009 compared to income of $0.2 million in 2008. The change was the result of a change in foreign currency exchange rates.

Income Tax Expense

We recorded an income tax expense of $0.1 million and $0.02 million in 2009 and 2008, respectively. We had an effective tax expense rate was (8.0)% for 2009 and (1.0)% in 2008. Our effective tax rate differs substantially from the federal statutory rate primarily due to the application of a valuation allowance that reduced the recognized benefit of our deferred tax assets. In addition, certain state income taxes are calculated on bases different than pre-tax income (loss). This resulted in recording income tax expense in certain states that experience a pre-tax loss.

Adjusted EBITDA

	For the Year Ended December 31,
	2008		2009		Period-to-Period Change
		Percent of		Percent of
	Amount	Revenue	Amount	Revenue	Amount	Percent
	(dollars in thousands)

Segment Reported Adjusted EBITDA:
North America	$959	1.6%	$4,175	5.7%	$3,216	N/M
EMEA	8	N/M	329	0.5	321	N/M
LAC	(254)	(0.4)	(624)	(0.9)	(370)	145.7
APAC	(306)	(0.5)	(801)	(1.1)	(495)	161.8

Total adjusted EBITDA(1)	$407	0.7%	$3,079	4.2%	$2,672	N/M

Income tax expense	$(22)	N/M	$(114)	(0.1)%	$(92)	N/M
Depreciation and amortization	(2,136)	(3.7)	(3,012)	(4.1)	(876)	41.0
Interest expense, net	(151)	(0.2)	(112)	(0.1)	39	(25.8)
Stock-based compensation expense(2)	(285)	(0.5)	(278)	(0.4)	7	(2.5)
Gain (loss) on foreign currency exchange	178	0.3	(259)	(0.4)	(437)	N/M
Severance and transition costs	—	—	(948)	(1.3)	(948)	N/M
Acquisition transaction and integration expenses(3)	(37)	(0.1)	98	0.1	135	N/M

Net loss	$(2,046)	(3.5)%	$(1,546)	(2.1)%	$500	(24.4)%

“N/M” indicates the percentage is not meaningful.

(1)	For more information regarding Adjusted EBITDA, a non-GAAP measure, see “— Results of Operations” and “— Adjusted EBITDA.”
(2)	Represents non-cash compensation expense.
(3)	Represents costs and expenses associated with acquisitions, integration activities and restructuring during the period, including legal, diligence and audit expenses, severance expenses and restructuring charges. For more information, see “— Recent Acquisitions.”

Adjusted EBITDA increased by $2.7 million to $3.1 million as a result of gross profit excluding depreciation and amortization increasing by $10.8 million, or 31%, due to increased traction with our enterprise customers and subscribers in North America. This was offset by a net increase of $8.6 million in operating expenses excluding depreciation and amortization, stock-based compensation and acquisition, transaction, integration and severance costs that resulted from increased hiring, sales and marketing activities and infrastructure expansion.

Quarterly Results of Operations

The following table sets forth unaudited selected quarterly operating results for 2009 and 2010. In the opinion of our management, the following selected quarterly information includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009	2010	2010	2010	2010

Consolidated Statement of Operations Data:
Revenue
Subscription revenue	$12,660	$13,581	$14,651	$15,816	$16,829	$19,559	$21,683	$23,606
Professional services	3,454	3,684	3,221	4,697	3,342	4,708	5,341	6,248
Product sales	140	468	247	488	1,518	2,424	3,720	2,525

Total revenue	16,254	17,733	18,119	21,001	21,689	26,691	30,744	32,379
Cost of sales
Service delivery, excluding depreciation and amortization	6,289	6,585	6,738	6,819	7,406	8,282	8,782	8,946
Product sales	84	99	102	196	273	577	537	328
Depreciation and amortization	156	170	186	206	266	342	388	407

Total cost of sales	6,529	6,854	7,026	7,221	7,945	9,201	9,707	9,681

Gross profit	$9,725	$10,879	$11,093	$13,780	$13,744	$17,490	$21,037	$22,698
Gross profit as a % of revenue:	59.8%	61.3%	61.2%	65.6%	63.4%	65.5%	68.4%	70.1%
Operating expenses
Product development	$2,079	$2,211	$2,286	$2,570	$3,744	$4,941	$5,610	$5,817
Sales and marketing	3,935	4,413	4,202	4,838	5,753	6,877	7,689	8,945
General and administrative	5,360	4,622	5,190	5,339	6,491	7,268	8,161	7,682

Total operating expenses	11,374	11,246	11,678	12,747	15,988	19,086	21,460	22,444

Profit (loss) from operations	(1,649)	(367)	(585)	1,033	(2,244)	(1,596)	(423)	254
Interest (expense), net	(27)	(19)	(24)	(42)	(36)	(24)	(12)	(15)
Other income (loss), net	(181)	(35)	(79)	(9)	(106)	(108)	(110)	169
Gain on acquisition	552	—	—	—	—	—	—	—

Profit (loss) before income taxes	(1,305)	(421)	(688)	982	(2,386)	(1,728)	(545)	408

Income tax (expense)	(25)	(22)	(33)	(34)	(78)	(50)	(23)	(220)

Net profit (loss)	(1,330)	(443)	(721)	948	(2,464)	(1,778)	(568)	188
Taxes	25	22	33	34	78	50	23	220
Depreciation and amortization	694	699	781	838	1,021	1,215	1,331	1,403
Interest expense, net	27	19	24	42	36	24	12	15
Stock-based compensation expense(1)	76	89	102	11	137	134	599	156
(Gain) loss on foreign currency exchange	190	44	79	(54)	84	109	50	(11)
Severance and transition costs	885	—	32	31	350	599	(31)	350
Acquisition, transaction and integration expenses(2)	(506)	70	116	222	148	201	888	286

Total adjustments	1,391	943	1,167	1,124	1,854	2,332	2,872	2,419

Adjusted EBITDA	$61	$500	$446	$2,072	$(610)	$554	$2,304	$2,607

(1)	Represents non-cash compensation expense.
(2)	Represents costs and expenses associated with acquisitions, integration activities and restructuring during the period, including legal, diligence and audit expenses, severance expenses and restructuring charges. For more information, see “— Recent Acquisitions.”

Seasonality

Historically, our business has experienced a limited degree of seasonality with fourth quarter typically being our largest in terms of revenue due to our customers’ annual budget cycle and other market driven deadlines.

Liquidity and Capital Resources

Since our inception, we have financed our operations through the sale of preferred stock and common stock, cash flows generated by operations and borrowings under debt instruments. Most recently, we raised $10 million through the sale of Series B preferred stock in the second quarter of 2008. In November 2010, we renewed our loan agreement under which the total limit on the lines of credit and short term capital loans were increased from $10.0 million to $20.0 million. This agreement requires us to comply with certain financial covenants, including minimum levels of liquidity and EBITDA and limits on capital expenditures. Interest on outstanding borrowings under this line of credit is based on a floating rate that was 4.5% on December 31, 2010 and includes a fee of 0.25% on unused portions of the revolving line. The line of credit is scheduled to mature on November 30, 2011. We had no outstanding borrowings and $2.0 million of outstanding letters of credit under this agreement as of December 31, 2010. We are prohibited from paying cash dividends on or making any other distributions with respect to our capital stock under the terms of our loan agreement. See “Description of Certain Indebtedness” for additional information regarding the terms of this loan agreement.

As of March 31, 2011, we had cash and cash equivalents totaling $18.5 million, net accounts receivable of $25.5 million and negative $0.1 million of working capital.

Capital expenditures for 2010 were $4.3 million, comprised primarily of additional leasehold improvements, furniture and fixtures and computer equipment. We believe that our cash and cash equivalents following the completion of this offering together with our cash flow from operations will be sufficient to fund our operations and to meet our expected capital expenditure needs of $4.5 to $6.5 million during the next 12 months. During 2011, we have invested, or plan to invest, in expanding our office space and upgrading our existing facilities to support our continued growth, including expanding and renovating our facilities in Chicago, Illinois; Austin, Texas; Pittsburgh, Pennsylvania; Waltham, Massachusetts; and London, England. We also expect to continue to invest in the expansion of our on-site customer equipment as our business grows as well as our overall IT infrastructure. Capital expenditures for the three months ended March 31, 2011 were $0.9 million, comprised primarily of additional leasehold improvements, furniture and fixtures and computer equipment. We believe that our cash and cash equivalents together with our cash flow from operations will be sufficient to fund our operations and to meet our expected capital expenditure needs of $4.5 to $6.5 million for the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, if any, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new solutions and enhancements to existing solutions and the continuing market acceptance of our compliance management and compliance enablement offerings.

The following table shows selected balance sheet data as of the end of the period presented as well as our cash flows from operating activities, investing activities and financing activities for the periods presented:

				As of and for
				the Three Months
	As of and for the Year Ended December 31,			Ended March 31,
	2008	2009	2010	2010	2011
	(in thousands)

Cash and cash equivalents	$6,594	$23,916	$14,558	$14,373	$18,492
Accounts receivable, net	14,777	16,621	32,099	21,037	25,480
Cash provided by (used in):
Operating activities	671	20,943	(10,212)	(5,495)	4,646
Investing activities	(2,226)	(2,292)	8,581	2,410	(882)
Financing activities	6,668	(1,165)	(7,495)	(6,375)	190
Effect of changes in exchange rates on cash flows	40	(164)	(232)	(83)	(20)

Net increase (decrease) in cash and cash equivalents	$5,153	$17,322	$(9,358)	$(9,543)	$3,934

Cash and Cash Equivalents

Our cash and cash equivalents at March 31, 2011 were held for working capital purposes and were invested primarily in money market accounts. We do not enter into investments for trading or speculative purposes.

Accounts Receivable, net

We extend trade credit to customers in the ordinary course of business. Our standard accounts receivables terms and conditions did not materially change during 2008, 2009, 2010 and the three months ended March 31, 2011. Our accounts receivable balance fluctuates from period-to-period which affects our cash flow from operating activities. The fluctuations vary depending on the timing of our billing activity, cash collections and changes to our allowance for doubtful accounts. We occasionally have customers who make large purchases at the end of a quarter which leads to a higher period-end accounts receivable balance. Such customers typically pay the invoice in the following quarter. Our allowance for doubtful accounts represents our best estimate of the amount of probable credit losses.

Cash Flows

Cash Provided by (Used in) Operating Activities

Net cash used by operating activities was $5.5 million and net cash provided by operating activities was $4.6 million for the three months ended March 31, 2010 and 2011.

The cash used by our operating activities in the three months ended March 31, 2010 was a result of our net loss of $2.5 million, adjusted for increases in accounts receivable of $2.2 million, bad debt of $0.6 million and prepaid expenses of $0.2 million, and decreases in accounts payable of $0.7 million, accrued expenses of $0.7 million and deferred revenue of $1.1 million. The increases in accounts receivable was due to our increase in revenue, the decreases in accounts payable and accrued expenses was due to the timing of payables and the increase in bad debt was due to a number of customers slowing down payments for which we increased our reserve.

The cash provided by our operating activities in the three months ended March 31, 2011 was a result of our net income of $0.7 million, adjusted for an increase in prepaid expenses of $0.8 million and decreases in accounts receivable of $6.6 million, accounts payable of $0.9 million, accrued expenses of $0.7 million, taxes payable of $0.1 million and deferred revenue of $2.2 million. Accounts receivable decreased as a large receivable from the fourth quarter of 2010 was collected. The decrease in deferred revenue was the result of a the sales mix in the period favoring shorter term invoicing and the decreases in accounts payable and accrued expenses came from the timing of payables.

Net cash provided by operating activities was $0.7 million and $20.9 million for the years ending December 31, 2008 and 2009, and net cash used in operating activities was $10.2 million in the year ending December 31, 2010.

The cash provided by our operating activities in 2008 was a result of our net loss of $2.0 million, adjusted for an increase in deferred revenue of $4.2 million and an increase in accrued expenses of $2.1 million, offset by a net increase in accounts receivable of $4.4 million, an increase in prepaid expenses of $0.6 million and a decrease in accounts payable of $0.8 million. Deferred revenue increased primarily due to an increase in compliance management subscribers at favorable billing terms. The increase in accounts receivable was due to our 28% increase in revenue and the increase in accrued wages and other accrued expenses was due to the increase in the number of customers and employees throughout the year.

The cash provided by our operating activities in 2009 was a result of our net loss of $1.5 million, adjusted for an increase in deferred revenue of $22.2 million, an increase in other long-term liabilities of $1.9 million and a $0.2 million decrease in prepaid expenses. This was offset by a decrease in accrued expenses of $3.9 million, a decrease in accounts payable of $0.6 million and a net increase in accounts receivable of $0.1 million. Deferred revenue increased primarily as a result of favorable billing terms for a large partner relationship for a compliance management program. The increase in accounts receivable was due to our 25% increase in revenue and the increase in other accrued expenses was due to the increase in the number of customers and employees throughout the year.

The cash used by our operating activities in 2010 was primarily a result of our net loss of $4.6 million, adjusted for an increase in accrued expenses of $2.4 million, as well as a $0.4 million expense associated with inventory impairment and the disposal of equipment. This was offset by a net increase in accounts receivable of $11.5 million, an increase in prepaid expenses of $1.2 million, a decrease in accounts payable of $1.3 million and a decrease in deferred revenue of $1.0 million. The increase in accounts receivable came from organic growth and the customers we added from our acquisitions of Breach Security, Intellitactics and BitArmor. In particular, $6.0 million of the increase in accounts receivable as of December 31, 2010 compared to December 31, 2009 was attributable to a single contract invoiced in the fourth quarter of 2010. This increase was a reflection of a particular contract rather than a change in credit policy or invoicing approach. This receivable was subsequently paid in the first quarter of 2011.

Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $2.4 million and the net cash used in investing activities was $0.9 million for the three months ended March 31, 2010 and 2011, respectively. Capital expenditures were $0.3 million and $0.9 million for the three months ended March 31, 2010 and 2011, respectively. In the three months ended March 31, 2010 there was net inflow of cash gained from the acquisitions of BitArmor and Intellitactics.

Net cash used in investing activities was $2.2 million and $2.3 million for the years ending December 31, 2008 and 2009, respectively, and the cash provided from investing activities was $8.6 million for the year ending December 31, 2010. Capital expenditures were $1.8 million, $2.7 million and $4.3 million for the years ending December 31, 2008, 2009 and 2010, respectively. In 2008, there was a net outflow of $0.4 million spent on our acquisitions while in 2009 the cash gained from our two acquisitions was $0.5 million. In 2010, there was a net inflow of $12.9 million in cash associated with the acquisitions of Breach Security, Intellitactics and BitArmor.

Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $6.4 million and net cash provided by financing activities was $0.2 million in the three months ended March 31, 2010 and 2011, respectively. Net cash used in financing activities in the three months ended March 31, 2010 was due to the repayment of $6.3 million of loans from the acquisitions of BitArmor and Intellitactics and $0.1 million of payments of capital lease obligations. The net cash provided by financing activities in the three months ended March 31, 2011 was due to the receipt of $0.6 million of proceeds from the exercise of options that was partially offset by $0.3 million prepayment of initial public offering costs and $0.1 million of payments on capital lease obligations.

We have not generally utilized borrowings to finance our operations as cash from operations and two sales of our equity securities have provided us with sufficient liquidity to meet our growth needs. Net cash provided by financing activities for the year ending December 31, 2008 was $6.7 million and the cash used in financing activities was $1.2 million and $7.5 million for the years ended December 31, 2009 and 2010, respectively. Net cash provided by financing activities in 2008 was due to a $10.0 million financing in which we issued Series B preferred stock, plus $0.2 million of cash generated from stock option exercises, which was partially offset by the $2.5 million payment of an outstanding line of credit with our bank, and a $1.0 million payment of a stockholder note associated with a previous acquisition. The cash used in 2009 was primarily due to the payment of $1.1 million on a stockholder note associated with a previous acquisition, $0.2 million of capital lease payments and a partial offset of $0.1 million received from stock option exercises. The cash used in 2010 was the final $1.0 million payment on a stockholder note associated with a previous acquisition, combined with our repayment of a total of $6.3 million on notes acquired in connection with our acquisitions of Breach Security, Intellitactics and BitArmor. Additionally, there was $0.3 million of capital lease payments, which was partially offset by receiving $0.1 million from stock option exercises.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity.  We had cash and cash equivalents of $6.6 million, $23.9 million, and $14.6 million at December 31, 2008, 2009 and 2010, respectively. We held these amounts primarily in money market funds. We hold cash and cash equivalents for working capital purposes so we do not have material exposure to market risk with respect to investments. We do not use derivative financial instruments for speculative or trading purposes; however, we may adopt specific hedging strategies in the future. Any declines in interest rates, however, will effect payments for outstanding debt. As of December 31, 2010, we did not have any outstanding borrowings. We do, however, have a loan agreement in place that provides us with available borrowings of up to $20.0 million. Although we do not currently anticipate accessing this loan agreement other than for $2.0 million of letters of credit outstanding under this agreement, we may choose to do so in the future. Changes in interest rates will have an impact on any future borrowings we may incur as well as the interest we may earn on our cash and cash equivalents, including the cash we will receive from the net proceeds of this offering. See “Use of Proceeds.”

Foreign Currency Risk.  We market our products in North America, EMEA, APAC and LAC and develop our products in the United States, Canada and Israel. As a result of our business activities in foreign countries, our financial results could be affected by factors such as changes in foreign currency exchange rates or economic conditions in foreign markets, and there is no assurance that exchange rate fluctuations will not harm our business in the future. We sell our products in certain countries in the local currency for the respective country. This provides some natural hedging because most of our subsidiaries’ operating expenses are denominated in their local currencies. Regardless of this natural hedging, our results of operations may be adversely impacted by the exchange rate fluctuation. Although we will continue to monitor our exposure to currency fluctuations and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we are not currently engaged in any financial hedging transactions.

Contractual Obligations and Commitments

We generally do not enter into long-term minimum purchase commitments. Our principal commitments, in addition to those related to the line of credit discussed above, consist of obligations under facility leases for office space.

The following table summarizes our outstanding contractual obligations as of December 31, 2010:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)

Operating leases	$10,121	$2,499	$2,607	$1,811	$3,204
Capital leases	832	498	334	—	—

Total	$10,953	$2,997	$2,941	$1,811	$3,204

Off-Balance Sheet Arrangements

During the years ended December 31, 2008, 2009 and 2010, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Effects of Inflation

Our results of operations and financial condition are presented based on historical costs. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe that the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs regarding likely occurrences in the future, given available information. Actual results may differ from those estimates, and any differences may be material to our financial statements. Further, if we apply different factors, or change the method by which we apply the various factors that are used, in making our critical estimates and judgments, our reported operating results and financial condition could be materially affected.

We consider the following accounting policies to be both those most important to the portrayal of our results of operations and financial condition and those that require the most subjective judgment:

•	revenue recognition;

•	accounts receivable and allowance for doubtful accounts;

•	goodwill, intangible assets and business combinations;

•	income taxes; and

•	stock-based compensation.

Revenue Recognition

We generate revenue from subscription services, professional services and product sales. All subscription contracts have a fixed price for the subscription period. The majority of subscription customers are billed in advance, per the terms of their agreement, which can be on a monthly, quarterly or annual basis. Certain larger customers with a positive credit history with us are billed in arrears throughout the subscription period. In the event of cancellation, the contractual arrangements with such customers typically require the customer to pay a cancellation fee equal to the remaining payments under the contract. Service contracts are billed at a fixed price for the services to be provided or based upon a fixed hourly rate as services are performed.

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. Product is considered delivered to the customer once it has been shipped and title and risk of loss have been transferred. Revenues related to subscription contracts are recognized ratably over service, maintenance or subscription period. Revenues from professional services are recognized at the time service is performed. Revenues from sales of perpetual software licenses and related hardware are recognized upon delivery, assuming all other conditions for revenue recognition noted above have been met.

For multiple deliverable arrangements we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, we use a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value, or “VSOE,” (ii) third-party evidence of selling price, or “TPE,” and (iii) best estimate of the selling price, or “BESP.” VSOE generally exists only when we sell the deliverable separately and is the price actually charged by us for that deliverable. BESPs reflect our best estimates of what the selling prices of elements would be if they were sold regularly on a stand-alone basis.

Our process for determining our BESP for deliverables without VSOE or TPE involves management’s judgment. Our process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors primarily considered in developing BESP include prices charged by us for similar offerings when sold separately, pricing policies and approvals for discounts from standard pricing and other business objectives. We may also consider additional factors as appropriate, including the pricing of competitive alternatives and product-specific business objectives. If the facts and circumstances underlying the factors considered change, or if we consider additional factors, our BESP may change.

From time to time, we sell on-demand software or compliance solutions with professional services. In such cases, we allocate arrangement consideration based on our estimated selling price of the on-demand software or compliance solution and VSOE of the selling price of the professional services. Hardware with embedded software is treated as a single unit of accounting when they operate together to deliver the essential functionality of the hardware.

Accounts Receivable and Allowance for Doubtful Accounts

We extend trade credit to a substantial portion of our customers in the normal course of business. The standard credit terms are net 30 days. Unbilled receivables represent revenue primarily from time and materials arrangements for labor hours provided but not yet billed.

We record an allowance for doubtful accounts for estimated probable losses on uncollectible accounts receivable. A portion of our customers make recurring payments using credit cards, which reduces our exposure for uncollectible accounts receivable. For the customers that are billed for services rendered, management considers the following factors in assessing collectability: (i) our historical write-offs, (ii) the aging of the accounts receivable including trends within the ratios involving the age of the accounts receivable, (iii) change in the credit-worthiness of customers, and (iv) general economic conditions. In cases where we are aware of circumstances that may impair a specific customers ability to meet their obligations to us, we record a specific allowance against amounts due from customers. Management has reduced the recognized receivables to the amounts it reasonably believes will ultimately be collected.

Goodwill, Intangible Assets and Business Combinations

When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies and historical experience. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates, and if such events occur we may be required to record a charge against the value ascribed to an acquired asset or an increase in the amounts recorded for assumed liabilities.

Goodwill

We review goodwill for impairment on an annual basis in the fourth quarter of each year, and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable, at the reporting unit level. Our reporting units are consistent with our operating segments. Before performing the goodwill impairment test, we first assess the value of long-lived assets in each reporting unit, including tangible and intangible assets. We then perform a two-step impairment test on goodwill. In the first step, we compare the estimated fair value of equity of each reporting unit to its allocated carrying value (book value) of equity. If the carrying value of the reporting unit exceeds the fair value of the equity associated with that unit, there is an indicator of impairment and we must perform the second step of the impairment test. This second step involves determining the implied fair value of that reporting unit’s goodwill in a manner similar to the purchase price allocation for an acquired business, using the reporting unit’s calculated fair value as an assumed purchase price. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the excess.

The process of estimating the fair value and carrying value of our reporting units’ equity requires significant judgment at many points during the analysis. Many assets and liabilities, such as accounts receivable and property and equipment, are not specifically allocated to an individual reporting unit, and therefore, we apply judgment to allocate the assets and liabilities, and this allocation affects the carrying value of the respective reporting units. Similarly, we use judgment to allocate goodwill to the reporting units based on relative fair values. The use of relative fair values has been necessary for certain reporting units due to changes in our operating structure in prior years. To determine a reporting unit’s fair value, we use the income approach under which we calculate the fair value of each reporting unit based on the estimated discounted future cash flows of that unit. Applying the income approach requires that we make a number of important estimates and assumptions and we evaluate the reasonableness of this approach with the market approach, which involves a review of the carrying value of our assets relative to our market capitalization and to the valuation of publicly traded companies operating in the same or similar lines of business.

We estimate the future cash flows of each reporting unit based on historical and forecasted revenue and operating costs. This, in turn, involves further estimates, such as estimates of future revenue and expense growth rates and foreign exchange rates. In addition, we apply a discount rate to the estimated future cash flows for the purpose of the valuation. This discount rate is based on the estimated weighted-average cost of capital for each reporting unit and may change from year to year. For example, in our valuation process in the fourth quarter of 2010 we used a lower discount rate than in the prior year due to stabilized risk associated with the global economic conditions. Changes in these key estimates and assumptions, or in other assumptions used in this process, could materially affect our impairment analysis for a given year.

As of December 31, 2010, our goodwill balance was $42.1 million. Based on the impairment analysis performed in the fourth quarter, we determined that the fair value of each of our reporting units substantially exceeded the carrying value of the unit. While discount rates are only one of several important estimates used in the analysis, we determined that an increase of one percentage point in the discount rate used for each respective reporting unit would not have resulted in an impairment indicator for any unit at the time of this analysis.

A number of factors, many of which we have no ability to control, could affect our financial condition, operating results and business prospects and could cause actual results to differ from the estimates and assumptions we employed. These are detailed in the section entitled “Risk Factors,” included elsewhere in this prospectus.

Intangible Assets

We assess the impairment of intangible assets whenever events or changes in circumstances indicate that an asset group’s carrying amount may not be recoverable due to changes in business conditions such as lower than expected sales or significant changes in the economy. An impairment loss would be recognized when the sum of the undiscounted estimated future cash flows expected to result from the use of the asset group and its eventual disposition is less than its carrying amount. Such impairment loss would be measured as the difference between the carrying amount of the asset group and its fair value. Our cash flow assumptions are based on historical and forecasted revenue, operating costs, and other relevant factors. If management’s estimates of future operating results change, or if there are changes to other assumptions, the estimate of the fair value of our intangible assets could change significantly. Such change could result in impairment charges in future periods, which could have a significant impact on our operating results and financial condition.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, we record deferred income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities and use enacted tax rates and laws that we expect will be in effect when we recover those assets or settle those liabilities, as the case may be, to measure those taxes. In cases where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, we provide for a valuation allowance.

We have deferred tax assets, resulting from deductible temporary differences that may reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax-planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes in tax laws, changes in statutory tax rates and future taxable income levels. If we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. Based on the assessment, we recorded a valuation allowance of $24.4 million at December 31, 2010 and $6.5 million at December 31, 2009. We provided a valuation allowance in 2010 and 2009 related to certain federal and state income tax attributes we did not believe we could utilize within the tax carryforward periods.

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the highest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See note 8 to the notes to our consolidated financial statements for further discussion.

Stock-Based Compensation

Common Stock

We recognize stock-based compensation expense for stock-based compensation awards granted to our employees, consultants and other service providers that can be settled in shares of our common stock. Compensation expense for all stock-based compensation awards granted is based on the grant date fair value estimate for each award as determined by our board of directors or the compensation committee of our board of directors. We recognize these compensation costs on a straight-line basis over the requisite service period of the award, which is generally four years. As stock-based compensation expense recognized is based on awards ultimately expected to vest, such expense is reduced for estimated forfeitures. Stock-based compensation expense related to employee stock options that can be settled in our common stock during the years ended December 31, 2008, 2009 and 2010, was $0.3 million, $0.3 million and $1.0 million, respectively.

As of December 31, 2010, there was $1.2 million of unrecognized stock-based compensation expense related to non-vested stock option awards that we expect to be recognized over a weighted average vesting period of 1.4 years. As of July 11, 2011, after giving effect to the grant of an aggregate of 280,000 stock options to certain members of our management in connection with this offering and an aggregate of 37,500 stock options and 230,000 shares of restricted stock to certain of our directors in connection with their appointment to our board, and assuming an exercise price of each stock option equal to $     , the midpoint of the price range set forth on the cover of this prospectus, there would have been $      million of unrecognized stock-based compensation expense related to non-vested stock option and restricted stock awards that we expect to be recognized over a weighted average vesting period of   years.

As of each stock option grant date, we considered the fair value of the underlying common stock, determined as described below. Management determined the estimated per share fair value of the common stock at such dates using contemporaneous valuations consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the “AICPA Practice Aid”. With respect to each such valuation, management considered a third-party valuation report. In general, management would consider the most recent valuation report in determining the fair value of our common stock unless a material event, such as a completed acquisition or unanticipated change in our operating performance, had occurred that necessitated a new valuation or more than six months had passed since the date of the last valuation report. For example, management obtained a new valuation report after the filing of the registration statement of which this prospectus is a part relating to our proposed initial public offering, which valuation report was utilized in connection with the June 2, 2011 and June 30, 2011 stock option grants. With respect to each valuation performed by management in connection with each option grant, management reviewed the appropriateness of its assumptions, methodologies and weighting used in determining the fair value of the underlying shares of common stock from its immediately preceding valuation and, when necessary, made appropriate adjustments as further discussed below.

The table below sets forth information with respect to options granted by us since January 1, 2010.

	Aggregate	Exercise
Date of Grant	Number of Shares	Price(1)

January 6, 2010	250,000	$4.60
June 3, 2010	115,375	4.32
September 22, 2010	85,500	8.20
December 16, 2010	11,500	11.56
January 25, 2011	284,500	11.56
March 4, 2011	659,000	11.56
April 4, 2011(2)	3,125	8.20
April 4, 2011	7,250	11.56
April 18, 2011	28,250	11.56
June 2, 2011	34,000	12.64
June 30, 2011	28,500	12.64

(1)	As of the date of grant, the exercise price of the options was equal to the fair value of the underlying shares of common stock as determined by our management.

(2)	In connection with our acquisition of Breach Security, we agreed to grant stock options with an exercise price equal to the fair market value of our common stock on the closing date of the acquisition to certain employees of Breach Security. Because one of these employees did not receive the stock options at the same time as the other employees received their stock options, on April 4, 2011, our board of directors awarded this individual the 3,125 stock options as contemplated by the agreement and plan of merger and reorganization, with the same strike price of $8.20 that would have been used had his options been awarded at the same time as the other employees’ stock options.

Determination of the Fair Value of Common Stock

Valuations Between July 2008 to March 2010

For valuations conducted prior to June 2010, a multi-step process of valuation was employed. First, our management established our enterprise value using generally accepted valuation methodologies, including the income approach in the form of the discounted cash flow, or “DCF,” method and the market approach in the form of the guideline public company method and the guideline transactions method. Next, available cash and proceeds from redemptions of “in-the-money” options were added to the enterprise value, and total outstanding debt was deducted, to determine our total equity value. Then, management allocated the total equity value among the securities that comprise our capital structure using the Option-Pricing Method, as described in the AICPA Practice Aid. Each of the steps and the methods within each step are discussed in greater detail below.

For the DCF method, our management prepared detailed annual projections of future cash flows over a period of ten years (the “discrete projection period”), and applied a terminal value assumption to the final year within the discrete projection period to estimate the total value of the cash flows beyond the final year. Projections of future cash flows were based on the estimated net debt-free cash flows. These cash flows were then discounted to their present value as of the valuation date at an estimated cost of capital. The estimated cost of capital was derived by a weighted average cost of capital, or “WACC,” using the capital asset pricing model, or “CAPM,” based in part on guideline publicly-traded companies. The terminal value was estimated using the Gordon Growth model, which is based on the expected cash flows of the last year in the discrete projection period, the expected long-term growth rate, and the WACC.

For the guideline public company method, our management selected a group of publicly-traded companies that were deemed comparable to us, or the “Guideline Public Companies.” The Guideline Public Companies selected were primarily businesses with significant presence in the information security and transaction processing compliance industry. The valuation multiples considered for providing indicated values were trailing 12 months, or “TTM,” sales as well as estimated future sales, EBITDA, and earnings before interest and taxes, or “EBIT.”

For the guideline transactions method, closed transactions representing a change of control (majority interest acquired) occurring within five years prior to the valuation date were selected where the target had significant presence in the information security and transaction processing compliance industry. A range of implied revenue multiples reflecting the ratio of the purchase price paid in the transactions to the target companies’ TTM revenue prior to the acquisition date was determined. Our actual TTM revenue was then applied to these multiples to provide an indicated range of value.

The valuation ranges resulting from calculations using the aforementioned methodologies were then averaged to determine an estimated overall enterprise value, to which cash and the proceeds from redemptions of “in-the-money” options were added, and total outstanding debt was deducted to determine the aggregate equity value available to our preferred and common equity holders. The aggregate equity value was allocated to the equity holders using the Option-Pricing Method.

The Option-Pricing Method treats common stock and preferred stock as call options on our total equity value, with exercise prices based on the value thresholds at which the allocation among the various holders of our securities changes. To apply the Option-Pricing Method, the rights and preferences of the various securities that make up our capital structure were first established. Then, the various strike prices, or points at which the sharing percentages changed among our securities, were calculated. The strike prices were determined based on the liquidation preferences of our various preferred series shares as well as the various thresholds where stock options would be motivated to exercise their rights. The volatility of our equity was determined by examining the prevailing standard deviation of the Guideline Public Companies. Finally, the term of the options was determined by our management based on an estimate of when an expected liquidity event would take place.

The following table provides a summary of the key assumptions, indicated results, and valuation conclusions as well as a discussion of the factors that influenced changes to the valuation assumptions and conclusions as of the various valuation dates after July 21, 2008. Specific amounts set forth in the table reflect the mid-point of ranges considered and the ranges included in the table reflect the low and high points of the range.

	Valuation Dates
	July 21,	February 27,	August 27,	January 7,	March 2,	June 21,	December 5,	April 22,
	2008	2009	2009	2010	2010	2010	2010	2011
	(dollars in millions, except per share data)

Discounted Cash Flow Analysis:
Long-term growth rate	4.0%	4.0%	4.0%	4.0%	4.0%	n/a	n/a	n/a
Discount rate	17.5%	18.0%	17.0%	17.0%	17.0%	n/a	n/a	n/a
Indicated value	$98 - $120	$89 - $120	$104 - $130	$120 - $154	$122 -$157	n/a	n/a	n/a
Guideline Public Companies:
TTM sales multiples	1.90x	1.75x	1.50x	1.70x	1.70x	n/a	n/a	n/a
Projected sales	1.50x	1.40x	1.25x	1.30x	1.30x	n/a	n/a	n/a
Projected EBITDA	11.0x	8.5x	9.0x	9.8x	9.5x	n/a	n/a	n/a
Projected EBIT	n/a	9.5x	9.5x	11.5x	11.5x	n/a	n/a	n/a
Indicated value	$95 - $115	$86 - $104	$99 - $119	$121 - $160	$121 -$167	n/a	n/a	n/a
Guideline Transactions:
TTM sales multiples	2.0x - 2.25x	1.5x - 2.0x	1.4x - 1.8x	1.6x - 2.0x	1.6x -2.0x	n/a	n/a	n/a
Indicated value	$104 - $117	$88 - $117	$93 - $120	$118 - $148	$122 -$152	n/a	n/a	n/a
Valuation Conclusions:
Enterprise value	$99 - $117	$87 - $109	$99 - $123	$120 - $154	$122 -$159	n/a	n/a	n/a
Aggregate equity value	$99 - $117	$93 - $115	$107 - $132	$151 - $185	$148 -$185	n/a	n/a	n/a
Equity Allocation:
Option Pricing Method:
Volatility	45%	45%	35%	32%	24%	n/a	n/a	n/a
Term	3.0	3.0	1.00	1.00	1.00	n/a	n/a	n/a
Risk-free rate	2.82%	1.40%	0.46%	0.36%	0.30%	n/a	n/a	n/a
Concluded value per Class A common share	$3.12	$2.88	$3.16	$4.60	$4.32	n/a	n/a	n/a
Concluded value per Class B common share	$2.92	$2.76	$3.18	$4.60	$4.32	n/a	n/a	n/a
PWERM Method:
Sale/merger-sales multiples	n/a	n/a	n/a	n/a	n/a	2.5x - 3.5x	2.5x - 4.5x	2.5x - 4.5x
Sale/merger-per share value	n/a	n/a	n/a	n/a	n/a	$7.64	$11.08	$12.12
IPO-sales multiples	n/a	n/a	n/a	n/a	n/a	2.5x - 3.5x	2.5x - 4.5x	2.5x - 4.5x
IPO-per share value	n/a	n/a	n/a	n/a	n/a	$8.76	$11.72	$12.76
Concluded value per Class A common share	n/a	n/a	n/a	n/a	n/a	$8.20	$11.56	$12.64
Concluded value per Class B common share	n/a	n/a	n/a	n/a	n/a	$8.20	$11.56	$12.64

Set forth below for each valuation date after July 21, 2008 is a brief overview of the factors considered by management in determining the estimated value of our common stock.

February 27, 2009 Valuation

The primary factors that supported this estimate, and which contributed to a decrease in the estimated value of the common stock between July 21, 2008 and February 27, 2009 were:

•	lower than expected operating results, including revenue and profitability metrics, for the year ended December 31, 2008;

•	expectations for increased capital expenditures needs;

•	increased market risk and uncertainty associated with broader economic trends occurring between July 2008 and February 2009, including: (i) the contraction of the worldwide credit markets in the fall of 2008; (ii) substantially decreased acquisition activity; and (iii) lack of support for initial public offerings in the equity markets;

•	substantial declines in the equity valuations of the Guideline Public Companies; and

•	widespread, significant reluctance of institutional and other investors to invest capital in private companies on acceptable terms, if at all.

August 27, 2009 Valuation

The primary factors that supported this estimate, and which contributed to an increase in the estimated value of the common stock between February 27, 2009 and August 27, 2009 were:

•	improving capital markets;

•	increased focus and demonstrated traction in the market for smaller businesses, which was expected to drive increases in growth and profitability;

•	acquisition of Vericept, which was expected to increase sales through expanded data loss prevention technology offerings;

•	expectations for projected declining levels of net working capital (increasing levels of negative net working capital), which were expected to increase free cash flows;

•	decreased market risk and uncertainty associated with improving economic trends; and

•	increases in the equity valuations of the Guideline Public Companies.

January 7, 2010 Valuation

The primary factors that supported this estimate, and which contributed to an increase in the estimated value of the common stock between August 27, 2009 and January 7, 2010 were:

•	higher than expected operating results for the year ended December 31, 2009 primarily driven by stronger than anticipated profitability;

•	improving capital markets;

•	continued strong demand from smaller businesses to meet compliance requirements;

•	increased profitability expectations;

•	acquisition of BitArmor, which was expected to increase sales through add-on products related to encryption technology;

•	projected further declining levels of net working capital (increasing levels of negative net working capital), which were expected to increase free cash flows;

•	increased retention of cash;

•	decreased market risk and uncertainty associated with continuing improvement of economic trends;

•	increased merger and acquisition activity including the acquisitions of two of the previously identified guideline public companies; and

•	increases in the equity valuations of the Guideline Public Companies.

March 2, 2010 Valuation

The primary factors that supported this estimate, and which contributed to a slight decrease in the estimated value of the common stock between January 7, 2010 and March 2, 2010 were:

•	slightly lower than expected operating results for the TTM ended February 28, 2010;

•	decrease in available cash; and

•	dilutive impact of the issuance of Class A common stock or stock options on Class A common stock as part of recent acquisitions that were either exercised or were “in-the-money” and thus considered part of the common shares outstanding.

Valuations Between June 2010 and December 2010

Starting in mid-2010, management began using the Probability-Weighted Expected Return Method, or “PWERM,” as outlined in the AICPA Practice Aid, for the contemporaneous valuations of the common stock due to:

•	our improved financial results as demonstrated by strong sales growth and improving profitability;

•	our favorable growth prospects and expectations for continued improvement in profitability; and

•	the software acquisition market was picking up.

The PWERM estimates the value of the common stock-based upon an analysis of future values of the enterprise assuming various outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class.

June 21, 2010 Valuation

In the second quarter, our management was in preliminary stages of assessing the prospects of an initial public offering while paying attention to the software acquisition/merger markets. We had strong prospects for a near-term liquidity event and we expected that such a liquidity event would take place in the following 3 to 18 months. Accordingly, a 50% weight was assigned for the sale/merger scenario and a 50% weight was assigned to the IPO scenario.

Sale/Merger Scenarios — Based on three possible exit dates: September 2010, December 2010, and December 2011. For each of the sale/merger scenarios, based on prevailing market multiples, we assumed that, on an enterprise basis, we would be valued in the range of 2.5x to 3.5x estimated TTM sales as of the exit date.

IPO Scenarios — Based on two possible exit dates: December 2010 and December 2011. Under the IPO scenarios, based on their respective terms, all preferred shares would automatically convert to common stock. For each of the IPO scenarios, based on prevailing market multiples, we assumed that, on an enterprise basis, we would be valued in the range of 2.5x to 3.5x estimated TTM sales as of the exit date.

The primary factors that contributed to the increase in the estimated fair value of the common stock from the March 2, 2010 valuation were:

•	improved guideline public company valuations;

•	improving capital markets; and

•	increased merger and acquisition activity in our industry resulting in higher multiples and greater prospects for liquidity.

December 5, 2010 Valuation

During the latter half of 2010, our management undertook a process to evaluate underwriters for a potential IPO. Accordingly, our management continued its use of the PWERM to estimate the value of the common stock as of December 5, 2010. Based on the continued strong prospects of a near-term liquidity event, with a strong likelihood of an IPO event, a 75% weight was assigned to the IPO scenarios and a 25% weight was assigned to the sale/merger scenarios.

IPO Scenarios — Based on three possible exit dates: June 2011, December 2011, and December 2012. For each of the IPO scenarios, based on prevailing market multiples, we assumed that, on an enterprise basis,we would be valued in the range of 2.5x to 4.5x estimated TTM sales as of the exit date.

Sale/Merger Scenarios — Based on three possible exit dates: June 2011, December 2011, and December 2012. For each of the sale/merger scenarios, based on prevailing market multiples, we assumed that, on an enterprise basis, we would be valued in the range of 2.5x to 4.5x estimated TTM sales as of the exit date.

The primary factors that contributed to the increase in the estimated fair value of the common stock from the June 21, 2010 valuation were:

•	improved guideline public company valuations;

•	continued improvement in the capital markets;

•	increased merger and acquisition activity in our industry including the acquisition of previously identified guideline public companies acquired at significantly higher multiples than their publicly-traded multiples as of the previous valuation; and

•	efforts undertook to prepare for a possible IPO of the common stock.

Management continued to believe that the underlying assumptions, methodologies and weighting that were utilized in the December 5, 2010 valuation and the resulting fair value of $11.56 per share were appropriate for the subsequent valuations in connection with stock options grants made on January 25, March 4, April 4 and April 18 of 2011. In this regard, the only material event that occurred during this period was the continued work on the preparation of the necessary materials to complete an IPO. Because this effort had commenced prior to, and was taken into consideration in connection with, the December 5, 2010 valuation, management did not believe any adjustments were necessary.

April 22, 2011 Valuation

As a result of hiring counsel and investment bankers and filing the registration statement of which this prospectus is part, our management continued its use of the PWERM to estimate the value of the common stock as of April 22, 2011. Based on the strong likelihood of an IPO event, an 80% weight was assigned to the IPO scenarios and a 20% weight was assigned to the sale/merger scenarios.

IPO Scenarios — Based on three possible exit dates: September 2011, December 2011, and December 2012. For each of the IPO scenarios, based on prevailing market multiples, we assumed that, on an enterprise basis, we would be valued in the range of 2.5x to 4.5x estimated TTM sales as of the exit date.

Sale/Merger Scenarios — Based on three possible exit dates: September 2011, December 2011, and December 2012. For each of the sale/merger scenarios, based on prevailing market multiples, we assumed that, on an enterprise basis, we would be valued in the range of 2.5x to 4.5x estimated TTM sales as of the exit date.

The primary factors that contributed to the increase in the estimated fair value of the common stock from the December 5, 2010 valuation were:

•	improved public company valuations;

•	continued improvement in the capital markets;

•	greater prospects for liquidity based on the filing of the registration statement of which this prospectus is a part; and

•	increased merger and acquisition activity in our industry resulting in higher multiples and greater prospects for liquidity.

Management believed that the underlying assumptions, methodologies and weighting that were utilized in the April 22, 2011 valuation and the resulting fair value of $12.64 per share were appropriate for the subsequent valuation in connection with stock options grants made on June 2, 2011 and June 30, 2011. In this regard, the April 22, 2011 valuation took into consideration the filing of the registration statement of which this prospectus is a part, and the only material event that occurred during this period was the continued work to complete an IPO.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board provided clarification regarding the acquisition date that should be used for reporting pro forma financial information disclosures required by Topic 805 when comparative financial statements are presented. This guidance also required entities to provide a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination.

BUSINESS

Overview

Trustwave is a leading provider of on-demand data security compliance solutions that enable businesses and other organizations of all sizes to efficiently achieve and maintain compliance with regulatory requirements and industry standards. Our compliance management solutions, including our easy-to-use software-as-a-service TrustKeeper offering, have helped hundreds of thousands of organizations simplify the complex process of validating compliance. Additionally, our broad suite of compliance enablement solutions remediates data security deficiencies, allowing our customers to achieve and maintain compliance in a cost effective manner. These solutions assist our subscribers in comprehensively securing their network infrastructure, data communications and sensitive information assets, protecting them against the increasing threats of unauthorized access, fraudulent activity and other intrusions or breaches. We have been successful in rapidly expanding our customer base across a broad range of industries as a result of our differentiated partner network, which is comprised of many of the world’s largest financial institutions and other organizations influential to the compliance and data security mandates of their customers.

Our data security compliance solutions can be applied to address many regulations and standards, including PCI, HIPAA, FISMA and a number of other federal, state and international regulations and standards. To date, we have primarily focused on PCI compliance, as it is among the best defined and broadest reaching data security standards. Through this effort, we have become a leader in facilitating PCI compliance, helping organizations address the risks and challenges associated with payment card fraud and compromise. Financial institutions are generally responsible for the risk of payment card fraud or compromise and security breaches involving their payment card accepting customers to the extent they are unable to recover losses from them or other parties. In turn, many of these institutions rely on our knowledge and proprietary technology to help their customers validate, achieve and maintain compliance.

We believe data security compliance represents a large and growing addressable market, driven in part by PCI compliance. For example, MasterCard estimates that its payment cards were accepted at approximately 30 million locations worldwide as of December 31, 2010. We expect financial institutions to increasingly enforce PCI compliance among their payment card accepting customers. In addition, we believe that the number of locations where data is stored or transmitted, and consequently require protection, will continue to increase for financial transactions, as well as health care, government and other services.

Our solutions include our industry leading software-as-a-service TrustKeeper compliance management offering along with a comprehensive suite of proprietary compliance enablement solutions. TrustKeeper and the TrustKeeper Agent assist organizations in validating compliance by analyzing, aggregating and reporting on prohibited data storage, systems configurations and security policy settings on subscribers’ systems in centralized or distributed IT environments. In addition, our compliance enablement offerings provide a comprehensive, integrated turnkey suite of data security solutions, including encryption, extensible threat management, security information and event management, network access control, web application firewalls and data loss prevention. These solutions help address vulnerabilities detected by TrustKeeper, allowing our customers to achieve and maintain compliance.

We serve customers of all sizes, from eight of the top ten Fortune 500 companies in 2010 to small- and medium-sized businesses and other organizations. Our customers include subscribers, which are businesses, government entities and other organizations that purchase our subscription services either directly or are provided our service through a member of our partner network, as well as purchasers of our professional services or perpetual-license products. Examples of our customers include financial services companies, franchised restaurants, hospitality chains, hospitals and physician networks, technology, media and telecommunications companies, educational organizations and retail operations.

We have reached many of our customers through our partner network, which is comprised of approximately 75 organizations influential to the compliance and data security mandates of their customers. Our PCI partner network includes many of the world’s leading financial institutions, major payment card companies, and other members of the payment and IT ecosystem, which we believe expands our global reach and reputation. In addition to PCI, we plan to expand our partner network in health care, government services and other sectors, facilitating the distribution of our solutions that address relevant regulations and standards, such as HIPAA and FISMA.

We had approximately 1.8 million enrollees in our TrustKeeper solution as of March 31, 2011. These primarily consisted of payment card acceptance locations, the majority of which were identified by our partner network as requiring PCI compliance services. Each payment acceptance location of a subscriber is generally counted as a separate TrustKeeper subscription when either one of our partners or the subscriber has initiated payment for our service. As of March 31, 2011, over 900,000 of our enrollees had TrustKeeper subscriptions.

Set forth below in alphabetical order and by the geography in which we primarily serve them is a sample of organizations that we believe are important participants within the payment and IT ecosystem with which we do business as a direct customer. The majority of these customers are also members of our partner network.

North America	American Express*	JPMorgan Chase*
	Banc of America Merchant Services*	MICROS Systems*
	Discover*	Moneris*
	EVO*	Sage Payment Solutions*
	Fifth Third Processing Solutions*	TSYS Merchant Solutions*
	First American Payment Systems*	U.S. Bank*
	First Data Corporation*	Visa
	Global Payments*	Wells Fargo*

Rest of World	Atos Worldline*	Nordea Bank*
	Barclays Capital Services	Redecard
	China UnionPay Data	Swedbank*
	Cielo	Transbank
	First National Bank (South Africa)	WorldPay (UK) Limited*

* Indicates a member of our partner network.

We selected the customers listed above on the basis that they are financial institutions or payment service providers supporting more than 50,000 payment card outlets or, with respect to American Express, Discover and Visa, on the basis that they are each a founding member of the organization that developed the PCI data security standards.

We estimate that there were approximately 6 million payment card acceptance locations within our existing PCI partner network as of March 31, 2011. A number of our partners are in the midst of a multi-year effort to monitor and enforce PCI compliance among their payment card accepting customers, and in turn we expect the number of subscriptions to increase, although we do not expect this effort will result in all of them becoming enrollees and some may already be covered by our enterprise arrangements.

Our revenue increased from $58.3 million in 2008 to $73.1 million in 2009 and $111.5 million in 2010, and our net loss for each of those years was $2.0 million, $1.5 million and $4.6 million, respectively. In the same periods, our Adjusted EBITDA increased from $0.4 million in 2008 to $3.1 million in 2009 and $4.9 million in 2010. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance. Adjusted EBITDA should not be considered as an alternative to net income (loss), which is the most directly comparable financial measure calculated in accordance with GAAP, or any other measure of financial performance calculated in accordance with GAAP. For a discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see note 3 to the tables included in “Summary Historical and Pro Forma Consolidated Financial Data.”

Industry Background

Increasing data security threats have led to a heightened regulatory and compliance environment

Organizations are generating, using and storing escalating volumes of digital data, which can be accessed on an increasing number and variety of endpoint access devices. IDC estimates that the amount of digital content created in 2020 will be nearly 44 times that created in 2009. As society continues to become more comfortable digitizing sensitive and proprietary data such as financial data, medical records and trade secrets, there is an increasing need for data protection and security. IDC estimates that almost 50% of the information created in 2020 will require a level of IT-based security beyond a baseline level of virus protection and physical protection, up from 30% in 2009. Organizations are also increasingly reliant on interconnected IT and business infrastructure to efficiently and competitively run their operations. As the number of endpoint access devices grows and organizations open their networks to more seamlessly conduct business with partners, customers and suppliers, they expose their IT infrastructure and data to increased security risks. In addition, the rise of mobile devices and social networking poses new challenges for organizations by facilitating the ability of employees to access and expose sensitive information with greater ease and unintended consequences.

Concurrent with the proliferation of digital data, security threats continue to become more sophisticated, numerous and severe. Threats emanate from many internal and external sources, including organized cyber-criminals, hostile governments, disgruntled employees and unintended internal errors. Although many are not reported or well publicized, some security breaches have made headlines, such as the publishing of government and business documents by WikiLeaks. A breach of an organization’s IT infrastructure can lead to significant economic losses, reputational damage, unavailability of critical business systems and loss or compromise of confidential data. According to the U.S. Director of National Intelligence, as of February 2011, almost two-thirds of U.S. companies reported being victims of cybersecurity incidents or information breaches in the past year. According to data gathered by DataLossdb, a collector of information regarding data loss, in the past five years the top 10 largest reported security breaches resulted in the loss of over 400 million records, including payment card numbers, social security numbers and banking information. These security breaches come at a significant cost. Data breaches cost companies an average of $214 per record, including $141 of indirect costs such as higher turnover of customers, according to the Ponemon Institute. As a result, we believe organizations are increasingly investing in their data security initiatives to protect their information assets. In addition, regulatory bodies and industry standards groups are creating compliance requirements designed to help combat ever-evolving security threats by creating a baseline for data security.

Regulatory and compliance requirements are becoming increasingly complex and challenging to achieve and maintain

Existing and expanding laws, regulations and industry standards mandate that organizations protect the information transmitted and stored on their systems. These laws, regulations and standards were created to safeguard the privacy of individuals, protect against fraudulent acts, ensure trust in processes and systems and increase awareness of data security threats.

In order to protect constituents from the continuously evolving and changing threat landscape, these compliance rules are frequently updated and revised, posing serious challenges for organizations to reach and maintain compliance. Based on data compiled by the United Compliance Framework, the number of regulations, standards, guidelines, best practices and audit guides for addressing data security and breach notifications increased almost seven and a half-fold from 119 documents released before 2006 to 890 documents released as of March 31, 2011. Important data security laws, regulations and standards include:

Payment Card Industry Data Security Standards.  Many risks and challenges associated with payment card fraud or compromise exist, such as the monetization of payment card data by hackers, mass consumer impact of security breaches, on-line payment card processing and a historical lack of focus on data security by retailers and other merchants. To address these risks and challenges, a set of detailed requirements for enhancing data security throughout the global payment system was created by the PCI Council, an industry organization founded by American Express, Discover, JCB International, MasterCard and Visa. The PCI standards apply globally to all organizations that accept, store or transmit cardholder data, regardless of the size of the organization or the number of transactions they process.

Health Insurance Portability and Accountability Act.  HIPAA privacy and security rules were created to address the risks and challenges associated with the misuse of confidential patient records. This invasion of privacy can result in adverse consequences, such as discrimination due to illness or disabilities and exclusion of health coverage for preexisting health conditions. HIPAA provides federal protections for personal health information held by covered entities and gives patients an array of rights with respect to that information. The security rules specify a series of administrative safeguards for covered entities such as hospitals, doctors’ offices and health insurance providers in order to protect patient health information.

Federal Information Security Management Act.  Misappropriation of government information can facilitate terrorism, propagate national security threats and compromise confidentially of contracts. To address these risks and challenges, FISMA requires each federal agency to develop, document and implement an agency-wide program to provide data security for the information and information systems that support the operations and assets of the agency, including those provided or managed by another agency, contractor or other source.

Other Federal, State and International Laws.  States have begun enacting stricter and more comprehensive data security laws, with at least three states having codified all or some portion of the PCI standards. A number of states have adopted more comprehensive data security laws that range from statutes that create a liability safe harbor for PCI compliant businesses, to laws requiring companies to implement comprehensive information security programs. Over 45 states have enacted legislation requiring notification of security breaches involving personal information. In addition, there are numerous other federal and state data security laws, including the Gramm-Leach-Bliley Act and state privacy laws. Privacy laws have been adopted in a number of other countries, most notably in Europe. The European Union has adopted a data privacy directive that requires member states to impose restrictions on the collection and use of personal data that, in some respects, are more stringent and impose more significant burdens on subject businesses than current privacy standards in the U.S.

While all of these standards and regulations are becoming more pervasive, PCI has been among the best defined and broadest reaching data security standards thus far. PCI compliance is required for any business, government entity or other organization that wishes to accept payment cards, and financial institutions are increasingly enforcing PCI among their payment card accepting customers. Many of the major data security regulations that were introduced prior to PCI, namely the Gramm-Leach-Bliley Act, HIPAA and regulations by the Federal Financial Institutions Examination Council primarily focused on the financial and healthcare industries, which we believe represents less than 15% of all U.S. firms based on an analysis of 2007 U.S. Census Bureau statistics of U.S. firms by NAICS classification codes. Given the wide range of industries accepting payment card transactions, including retail, hospitality, healthcare, government, education, utilities and petroleum, we estimate the introduction of PCI dramatically increased the number of organizations subject to a data security compliance standard to more than 50% of all U.S. firms, making PCI one of the broadest reaching data security standards to date. Notwithstanding these controls, payment card information continues to be an increasingly popular target for sophisticated hackers. As a result, the PCI Council frequently updates the requirements for organizations to achieve and maintain PCI compliance.

PCI compliance benefits businesses, organizations, banks, payment service providers and consumers by strengthening the card payment system. Compliance helps prevent fraud and compromise, increases the confidence of all parties in the payment system, and reduces the time and other resources involved in replacing payment cards and otherwise dealing with payment card fraud and compromise situations.

The consequences of PCI non-compliance impact a number of the participants in the payment card system. Financial institutions are generally responsible for the risk of payment card fraud or compromise and security breaches involving their payment card accepting customers to the extent they are unable to recover losses from them or other parties. In addition, in certain cases payment service providers, which offer businesses and other organizations services for accepting electronic payments, are also responsible for such losses. Managing and ensuring PCI compliance among their customers is important to financial institutions and payment service providers as they seek to manage and reduce their risk profiles. The consequences of PCI non-compliance for their payment card accepting customers include the risk of financial loss, bankruptcy, additional fees, brand damage, business disruption and the inability to accept payment cards from their customers.

Incorporating regulatory requirements into governance and business processes requires deep knowledge of the regulations, industry standards and potential implications to an organization’s IT infrastructure. In addition, working through any compliance initiative can consume an organization’s personnel and financial resources. Many of these affected organizations, especially small- and medium-sized businesses and local storefronts of distributed organizations, may not have fully addressed data security prior to PCI, and therefore may lack the knowledge and tools needed to identify and remediate increasingly complex threats.

Many existing compliance and data security solutions are highly complex and expensive

Challenges of many existing data security compliance solutions include that they are:

Highly complex and inflexible.  Compliance management and enablement may involve the need to conduct lengthy evaluations and apply multiple on-premise point products often from different vendors, as many vendors lack an integrated suite solution to address compliance. In addition, there are limited on-demand solutions that provide the flexibility that comes from modular functionality, which would enable businesses to access real-time, service-based solutions as needed.

Expensive and resource intensive.  Attaining and maintaining compliance can be difficult, time consuming and expensive and involve multiple on-premise point products from different vendors. In addition, ongoing maintenance and upgrades may be costly, adding to the high total cost of ownership of a comprehensive solution. Further, compliance management and enablement usually requires the assistance of an IT staff with extensive knowledge of the regulations, industry standards and potential implications for IT infrastructure.

Not designed to facilitate ongoing compliance.  Many organizations discover that they have few, if any, solutions to effectively help them manage and maintain compliance after undertaking the costly and time-consuming task of achieving compliance. As data security threats become more sophisticated and compliance requirements evolve, significant financial and personnel resources may be required to ensure compliance is maintained.

Challenging to deploy within distributed, heterogeneous environments and small- and medium-sized organizations.  Controlling and monitoring common standards across multiple locations requires monitoring the equipment deployed, security policies enforced and data stored at each location. Implementing a centralized compliance resource to monitor and inventory each system of a multi-site organization is costly to implement and maintain. In addition, the cost, complexity, required security and compliance know-how, as well as resource-intensive and time consuming implementation, of most existing solutions make them impractical for many organizations.

Market opportunity

We believe there is an increasing need for on-demand, scalable, automated and cost-effective data security compliance solutions that can help organizations address these challenges in real time and simplify the process for validating, achieving and maintaining compliance. Organizations of all sizes face similar regulatory and compliance requirements. In addition, these organizations confront a similar threat landscape, which raises the importance of heightened security.

We believe the market for compliance management and compliance enablement solutions represents a large and growing market opportunity. According to IDC, the total governance, risk and compliance infrastructure software market is expected to grow from $17.3 billion in 2009 to $34.5 billion in 2014, representing a compound annual growth rate of 14.8%. We believe that the governance, risk and compliance infrastructure software market, and the software market generally, will continue to see increased growth and adoption of on-demand solutions as compared to traditional on-premise solutions. According to IDC, the software-as-a-service, or on-demand, software market is expected to grow from $13.1 billion in 2009 to $40.5 billion in 2014, representing a compound annual growth rate of 25.3%.

With respect to PCI, we believe compliance represents a particularly large addressable market. For example, MasterCard estimates that its payment cards were accepted at approximately 30 million locations worldwide as of December 31, 2010. We believe that the number of locations where data is stored or transmitted, and consequently require protection, will continue to increase for financial transactions, as well as health care services, government and other services.

Our Solutions

Our enterprise-grade suite of data security compliance solutions enables organizations of all sizes to meet the challenges of securing their critical data, and to validate, achieve and maintain compliance with industry standards and regulations. Our solutions comprise both compliance management and compliance enablement offerings and some include a service component through our security professionals or secure operations centers. Our easy-to-use compliance management solutions simplify this complex process by analyzing and reporting on a business’s adherence to data security standards and regulations. These compliance management solutions can check for prohibited data storage, systems configurations and security policy settings on a multitude of systems utilized by small through large enterprises, including those that operate from numerous sites. Our compliance enablement offerings comprise a broad suite of integrated data security solutions tailored to help businesses become compliant in a cost-effective manner without the need to deploy and integrate multiple point products.

Key differentiators of our solutions include:

Simplifying complex compliance processes.  Our on-demand solutions simplify and automate complex compliance processes by facilitating completion of compliance assessments, automating the diagnosis of an organization’s security posture and providing easy-to-understand actionable information. Our TrustKeeper solution translates lengthy, technical questionnaires into intuitive questions on basic business operations. As we gain insight into the security posture of a business through our automated process, we offer the required solutions and services to remediate identified vulnerabilities and achieve and maintain compliance throughout the contract term. Many of our solutions are delivered as a service, simplifying implementation and facilitating use, which is particularly important to businesses and other organizations with limited IT resources and personnel.

Scalable and flexible.  Our solutions are designed to satisfy our customers’ needs as their businesses grow and to address the needs of organizations with complex, geographically dispersed and heterogeneous IT infrastructures, regardless of size. As organizations expand, and their security requirements increase, we are able to satisfy our customers’ demands throughout their lifecycle. In addition, our solutions are designed to be rolled-out to thousands of branches or offices of large enterprises.

Cost-effective to achieve and maintain compliance.  We provide our customers with many cost-effective solutions delivered as a service, eliminating much of the need for up-front infrastructure costs to achieve and maintain compliance. Our integrated solutions identify and help remediate security vulnerabilities and non-compliant policies, and reduce the need for in-house personnel resources and out-of-pocket costs to monitor and demonstrate on-going compliance.

Comprehensive and integrated solutions.  We offer a broad suite of compliance solutions that typically work together in an integrated fashion to identify non-compliant areas and remediate data security vulnerabilities utilizing a variety of delivery options, including multi-tenant on-demand, software agent or software management systems, hardware appliances and managed options. Our solutions analyze, aggregate and report on prohibited data storage, systems configurations and security policy settings on systems across centralized or distributed IT environments with enhanced reporting and tracking capabilities. Up-to-date information is routed to a centralized management solution, thereby providing real-time compliance monitoring.

Trusted brand.  We are a leading provider of on-demand data security compliance solutions, endorsed by and marketed through many of the world’s largest, most trusted financial institutions and other well-known organizations with whom we partner to deliver our solutions. Our payment services customers include financial institutions, such as Banc of America Merchant Services, Barclays Capital Services, JPMorgan Chase, First National Bank (South Africa), Nordea Bank, Swedbank, Transbank, U.S. Bank and Wells Fargo; American Express, Discover, Visa and other major payment card companies; and other members of the payment and IT ecosystem, such as Atos Worldline, China UnionPay Data, Cielo, EVO, Fifth Third Processing Solutions, First American Payment Systems, First Data Corporation, Global Payments, Moneris, MICROS Systems, Redecard, Sage Payment Solutions, TSYS Merchant Solutions and WorldPay (UK) Limited. Many of these organizations are also members of our partner network and market our solutions to their payment card accepting customers to help them achieve and maintain compliance. Use of our solutions by Fortune 500 enterprise customers enhances our credibility in the marketplace and our ability to effectively market to organizations of all sizes. Additionally, organizations are able to communicate to their customers the steps that they have taken to protect sensitive data by displaying the Trustwave Trusted Commerce seal, which had approximately 4.5 billion impressions in 2010. Our brand credibility is further supported by our SpiderLabs team, a leader in analyzing security threats and incident response. Members of our SpiderLabs team are often featured as speakers at significant industry events, such as the Black Hat Technical Security and DEF CON conferences.

Differentiated proprietary knowledge and technology.  Our large, global customer footprint gives us visibility into existing and potential threats. Our threat visibility is enhanced by our SpiderLabs team, which performed approximately 150 security breach investigations and approximately 1,400 ethical hacking projects in 2010. This allows us to proactively develop our solutions to address specific customer needs and protect against the latest security threats. We have earned numerous industry awards and certifications, including recognition as a leader in data security compliance. Our proprietary technology is based on a broad portfolio of intellectual property, which includes 18 issued patents and 28 patent applications pending in the United States.

Our Business Model

To complement our data security compliance solutions, we have developed a differentiated business model that has the following attributes:

Differentiated go-to-market strategy.  We have developed a partner network comprised of a number of the world’s largest financial institutions, payment service providers and other organizations influential to the compliance and data security mandates of their customers. These organizations serve as differentiated and cost effective distribution partners for us, and we typically co-brand and co-market with these organizations to their customers. Financial institutions are generally responsible for the risk of payment card fraud or compromise and security breaches involving their payment card accepting customers to the extent they are unable to recover losses from them or other parties, and many of them rely on our knowledge and proprietary technology to help these customers validate, achieve and maintain compliance. A number of our current enterprise customers with multiple franchises or locations, such as restaurant chains, retailers and hospitality chains, also serve as key distribution partners when central management rolls-out or recommends our solution to their numerous locations.

On-demand delivery model.  Many of our solutions are delivered on-demand, including our software-as-a-service TrustKeeper solution, which is offered through a subscription over the Internet using a multi-tenant architecture. This model allows us to quickly deliver a modular service to which organizations can easily subscribe without significant upfront capital investment or the requirement for professional services to integrate software or appliances into their environment. Our subscribers can be up and running quickly after contracting with us, and generally need no prior training to use our solutions. Our on-demand solutions enable small- and medium-sized organizations with more limited resources to effectively adhere to today’s complex security and compliance standards. Our subscription-based model provides us with a significant level of revenue visibility.

Initiate and build upon subscriber relationships.  We typically initiate a relationship with a subscriber through one of our network partners by offering our compliance management solution. We then build upon our relationship by offering our subscribers integrated compliance enablement solutions to cost-effectively enhance their security posture and help them achieve and maintain data security compliance. Further, through our subscribers’ use of our compliance management offerings, we gain insight into their data security compliance requirements and can efficiently and effectively offer them the most appropriate solutions that address their needs. This model drives an efficient sales and marketing function and allows us to achieve lower sales and marketing costs as a percentage of sales compared to many of our on-demand peers.

Global delivery capabilities.  As of March 31, 2011, we served customers in approximately 65 countries through employees and dedicated third-party support located in approximately 20 countries, and we offered our TrustKeeper solution in nine different languages. We believe our on-demand delivery model allows us to efficiently serve organizations of all sizes worldwide. For the year ended December 31, 2010, 15% of our revenue was generated outside of North America.

Our Growth Strategy

Our goal is to be the leading global provider of data security compliance solutions. The following are key elements of our growth strategy:

Grow subscriber base within existing partner network.  We plan to grow our subscriber base globally by converting more of our PCI partner network payment card acceptance locations into TrustKeeper subscriptions. We estimate that there were approximately 6 million payment card acceptance locations within our existing PCI partner network as of March 31, 2011. A number of our network partners are in the midst of a multi-year effort to monitor and enforce PCI compliance among their payment card accepting customers, and in turn we expect the percentage of these locations enrolled to increase, although we do not expect this effort will result in all of them becoming enrollees and some may already be covered by our enterprise arrangements. We had approximately 1.8 million enrollees in our TrustKeeper solution as of March 31, 2011. These primarily consisted of payment card acceptance locations, the majority of which were identified by our partner network as requiring PCI compliance services. Each payment card acceptance location of a subscriber is generally counted as a separate TrustKeeper subscription when either one of our partners or the subscriber has initiated payment for our service. As of March 31, 2011, we had over 900,000 TrustKeeper subscriptions, and approximately 900,000 enrollees that did not have a subscription. We plan to continue our marketing efforts to many of the enrollees who have not elected to become subscribers as well as other potential customers in the markets we serve.

Build upon relationships with existing subscriber base.  Our subscribers and our partner network benefit from effective, affordable and easy-to-deploy security solutions to attain and maintain compliance with the myriad regulations and standards in effect today. We believe that our compliance management solutions will continue to generate cross-selling opportunities to our installed base of our comprehensive suite of compliance enablement solutions as subscribers seek to remediate vulnerabilities identified by the compliance management process. In addition, we anticipate further expansion into the network of branches and franchises of our distributed enterprise customers.

Expand portfolio of new technologies.  Our large, global customer footprint gives us visibility into existing and potential threats, which is enhanced by our SpiderLabs team. As a result, we expect to continue to enhance our solutions to address specific customer needs and the latest security threats. For example, we plan to develop solutions with more advanced authentication and end-to-end encryption that further enable secure point-to-point communications. The capabilities and knowledge we have developed are also applicable to other data security regulatory requirements, as many of these data security regimes are based on similar underlying requirements. Some of our products that are designed to address compliance with PCI can also be utilized by our customers to address compliance with certain requirements of other regulations and standards. We plan to leverage our expertise in addressing PCI compliance to further expand our offerings in other data security regulatory regimes such as HIPAA and FISMA, among others. In addition, we plan to continue to selectively pursue acquisitions of technologies that bolster and complement our data security compliance solutions.

Extend our partner network.  We plan to continue to seek additional partners to reach more payment card acceptance locations worldwide. We believe that an increasing number of our current enterprise customers with multiple franchises or locations, such as restaurant chains, retailers and hospitality chains, will also serve as key distribution partners, when central management rolls-out or recommends our solutions to their numerous locations. Additionally, we plan to develop partner networks in health care, government services and other sectors, facilitating the distribution of our solutions that address relevant regulations and standards, such as HIPAA and FISMA.

Expand internationally.  Our revenue from customers outside of North America has grown from $10.4 million in 2008 to $16.8 million in 2010, an increase of 62%. We plan to increase our international presence, primarily by growing our presence in the approximately 65 countries in which we have customers. We also plan to selectively introduce our services in additional countries where the scope and adoption of security and compliance solutions continue to increase, largely by leveraging our partner network.

Products and Services

We offer a broad suite of compliance management and compliance enablement solutions through a number of delivery methods. These delivery methods include:

•	Multi-tenant on-demand: Our solutions are often delivered on-demand over the Internet during the subscription period. This simplifies implementation and use, which is particularly important to businesses and other organizations with limited IT resources and personnel.

•	Software agent or software management system: Certain of our applications require software to be downloaded over the Internet or shipped and installed on the customer’s IT systems. For some applications, this software can relay information to us, thereby improving our ability to monitor our customers’ operations and to integrate our solutions more effectively.

•	Hardware appliance: In certain cases, we offer hardware appliances that are deployed at a customer’s site, consisting of hardware devices that run proprietary Trustwave software that can be configured for those devices. Our customers are able to purchase these appliances through us, but the hardware we use, such as servers acquired from third-party providers, is typically commercially available without custom-built components.

•	Trustwave-managed option: We are able to assist, in many cases remotely, in the initial configuration, delivery, ongoing maintenance and event monitoring for many of our solutions, thereby simplifying the deployment and administration of those solutions. This service is offered on a subscription basis.

The table below identifies our compliance management and compliance enablement solutions and their respective delivery methods:

Delivery Method
		Software Agent		Trustwave-
	Multi-Tenant	Or Software	Hardware	Managed
Solutions	on-Demand	Management System	Appliance	Option

Compliance Management:
TrustKeeper	✓
TrustKeeper Agent	✓	✓
Compliance Validation Services				✓
Compliance Enablement:
Security Information & Event Management		✓	✓	✓
Intrusion Prevention and Intrusion Detection			✓	✓
Unified Threat Management and Extensible Threat Management			✓	✓
Web Application Firewall			✓	✓
SSL Certificates	✓
SSL Lifecycle Manager	✓
Two-Factor Authentication	✓
Full Disk Encryption	✓	✓		✓
Persistent File Encryption	✓	✓		✓
End-to-End Encryption		✓
Tokenization		✓
Data Loss Prevention		✓	✓
DataControl		✓
Network Access Control			✓	✓
Secure Email	✓
Internal Vulnerability Scanning			✓	✓
External Vulnerability Scanning	✓

While our compliance management and compliance enablement capabilities can be sold individually, many times they are bundled together in a subscription offering to provide subscribers with a more comprehensive and cost-effective solution to validate, achieve and maintain compliance with data security regulatory requirements and industry standards. Additionally, the insights we gain through our SpiderLabs team and other security consulting services are leveraged across many of our products to enhance their effectiveness.

Compliance Management Capabilities

TrustKeeper®

TrustKeeper, our SaaS compliance management solution, is an easy to use, highly-scalable, centralized solution that analyzes an organization’s network infrastructure and security practices and profile in order to detect security vulnerabilities and compliance with data security standards and regulations. TrustKeeper is designed for users without specialized computer, compliance or data security training or expertise. Without a solution such as TrustKeeper, organizations would typically need to complete lengthy, technical questionnaires and assessments about their network and security practices in order to assess whether they are compliant with regulatory requirements and industry regulations. TrustKeeper is available to subscribers throughout the term of their subscription period, which often is one year.

TrustKeeper provides actionable information to help a subscriber understand its risk profile and actions that may be necessary to remediate any vulnerabilities or non-compliant areas. In the case of PCI, TrustKeeper simplifies the compliance process by guiding the user through a series of simple questions designed to identify how the organization accepts and processes payments. Based on the user’s responses, TrustKeeper determines the appropriate compliance questionnaire, analyzes the organization’s network infrastructure and security practices and automatically populates answers to the questionnaire based on information gathered during the analysis. TrustKeeper utilizes our vulnerability scanning engine which tests for critical system, network and application-level vulnerabilities, and is constantly updated based on new information from the National Vulnerability Database, our vendor partnerships and original research by our SpiderLabs team. The scan engine’s adaptive capability allows it to discover and apply information about a network environment to the scans, reducing the number of false vulnerabilities.

TrustKeeper provides a compliance status report to the user, and when the analysis detects deficiencies and vulnerabilities, TrustKeeper provides remediation recommendations to help the organization become PCI compliant. The reports prioritize scan findings in order to provide timely, actionable information to help users manage vulnerabilities efficiently.

TrustKeeper is currently available in nine languages, including English, Spanish, French, Portuguese, Swedish, Norwegian, Polish, German and Dutch, and we are actively working to add six additional languages, including Japanese and Chinese, by the end of 2011.

TrustKeeper® Agent

Our TrustKeeper® Agent solution can be downloaded over the Internet and works in tandem with TrustKeeper to continuously monitor network and system compliance policies and to accelerate an organization’s compliance process. TrustKeeper Agent can be installed on systems, such as point-of-sale terminals, to perform local policy checks and inspections. These assessments complement the TrustKeeper network vulnerability scans. Whereas TrustKeeper assesses the security and vulnerability of an organization’s network and systems from the outside (for example, from the perspective of a hacker), TrustKeeper Agent inspects and monitors the data security of an organization from the inside.

TrustKeeper Agent facilitates compliance by enabling: (i) the scanning of systems for forbidden data, such as payment card track data; (ii) the reporting of a systems’ security settings such as passwords, user accounts, configurations and other settings; (iii) the automatic detection of which payment application and version is installed and reporting on whether that application is a PCI compliant payment application; (iv) the validation of security settings against specific compliance requirements; (v) the monitoring of locations and networks for the presence of unauthorized devices, such as an unauthorized wireless access point; (vi) external vulnerability scanning of locations that connect to the Internet through broadband Internet service providers (ISPs) and as a result have dynamic IP addresses; (vii) file integrity monitoring to detect unauthorized modifications to sensitive files, such as operating system files; and (viii) the collection, transport, and management of log data. Because TrustKeeper Agent can scan, aggregate and report back on individual terminals and devices, it is particularly helpful to the compliance initiatives of enterprises, acquiring banks and other large organizations in managing compliance among a large group of departments, franchises or retail outlets.

Compliance Validation Services

Enterprise customers present more complicated security and compliance challenges due to their complex IT environments. In particular, in addition to the other requirements covered as part of their subscription, large organizations and service providers are also required to obtain an on-site validation by a Qualified Security Assessor in order to become and remain compliant under PCI. Our security professionals are able to guide enterprise customers through the compliance validation process by leveraging TrustKeeper and a purpose-built compliance validation solution manager tool that customers can utilize to monitor compliance throughout the subscription period. Our approximately 85 security professionals had, as of March 31, 2011, on average, 11 years of security experience, and most have achieved one or more of the following certifications: Qualified Security Assessor, Certified Information Systems Security Professional, Certified Information Security Manager and Certified Information Security Auditor.

Compliance Enablement Capabilities

Our compliance enablement solutions help organizations of all sizes secure their sensitive data, enhance their overall security posture and meet ongoing data security compliance requirements in a cost-effective and efficient manner. Our solutions can be delivered in concert to provide a comprehensive compliance solution through a set of management platforms that allow them to be monitored and managed from integrated consoles by both customers and our managed services personnel. Our enablement solutions are often delivered as a service, simplifying implementation and facilitating use, which is particularly important to organizations with limited IT resources and personnel. We are able to remotely assist in the initial configuration, ongoing maintenance and event monitoring for many of our solutions. In addition, certain of our enablement solutions are offered through perpetual software licenses, coupled in certain cases with the sale of associated hardware appliances. Our compliance enablement solutions are discussed below.

Security Information & Event Management

Our security information & event management, “SIEM,” solution collects streaming activity data, often referred to as “events” and “logs,” from the devices, applications and other elements in an organization’s IT infrastructure and consolidates and translates the streaming data into a common format to enable analysis. A single device or application can generate thousands of events in a single day, most of which are low priority and typically provide information about a narrow aspect of the infrastructure. Only a portion of events are associated with threats or compliance risks. Our SIEM solution, through sophisticated correlation technology, analyzes captured events and logs to identify and prioritize high-risk activity and present a consolidated view of IT security threats to the business. By providing visibility into diverse devices, applications and networks, our SIEM solution helps businesses achieve more effective identification and mitigation of security threats and compliance validation with numerous regulatory requirements and industry standards. In addition, adhering to forensic quality standards, Trustwave Security Data Warehousetm will file, secure, monitor and retain log data to satisfy regulatory standards using optimized data compression and indexing techniques. Our SIEM solution can be integrated with our other solutions or solutions from third-party vendors to enable real-time analysis and reaction to security threats through policy-based event monitoring.

Intrusion Prevention and Detection

Our intrusion prevention and intrusion detection solution is an easy-to-deploy and adaptive enforcement technology that complements an organization’s firewall perimeter. This solution supports real-time updates to address vulnerabilities specific to a customer’s network, thereby strengthening perimeter defenses while cutting down on false threats that can interfere with legitimate traffic. At the same time, our intrusion prevention and detection solution monitors a customer’s network and systems for evidence of attacks. This solution helps control the risks associated with common vulnerabilities such as email-borne viruses, infected laptops and human factors. The intrusion prevention system is often installed near a network gateway to inspect traffic and react in real time, and the intrusion detection system is usually deployed to passively perform analysis functions.

Unified Threat Management and Extensible Threat Management

Our unified threat management, or “UTM,” solutions and our extensible threat management, or “XTM,” solutions provide multiple network security capabilities consolidated in a single customer-deployed hardware appliance. In particular, our UTM and XTM solutions perform firewall, log collection, gateway anti-virus, virtual private network enablement, intrusion prevention, remote access control and web content filtering functions. In addition, we believe our XTM solutions are more comprehensive than certain unified threat management products offered by other vendors because our solutions also provide internal vulnerability scanning and network access control functionality.

Web Application Firewall

Our Web Application Firewall, or “WAF,” solution utilizes bi-directional traffic analysis, automated behavioral profiling and multiple collaborative detection engines to identify and protect against threats that can affect the security, functionality and availability of a customer’s web applications. This solution can be configured for a customer’s specific web applications in order to provide more advanced and comprehensive protection than can be provided by a general network threat management system. Our web application firewall solution is deployed using a set of commercially available appliances that run Trustwave-built software, and multiple appliances can be deployed at a customer site to scale with the number of web applications and servers in use. This solution can be deployed and administered directly by the customer or by our Managed Security Services team on the customer’s behalf.

SSL Certificates and SSL Lifecycle Manager

Secure Sockets Layer, or “SSL,” certificates are electronic documents which use a digital signature to bind together a public cryptographic key with an identity and are used to confirm the identity of a website or server, encrypt data during transmission, and help ensure the integrity of transmitted data. Our SSL certificates are used by organizations worldwide to secure critical business information across numerous communication protocols including email, web transactions and management server interactions. SSL certificates perform cryptographic authentication and encryption operations to realize certain security goals, including data confidentiality and machine authentication. Businesses use SSL certificates to assure consumers of the validity, credibility and security of their websites. As one of the top 10 global Certificate Authorities, our SSL certificates are trusted by more than 99% of web browser installations. We also offer Extended Validation SSL certificates, which we believe are among the most trusted and stringently-validated certificates available today. To enhance trust in websites, the use of an Extended Validation SSL certificate will result in the shading of the Internet-address bar in the visitors’ web browser to green to communicate the security of the site.

In addition, our SSL Lifecycle Manager solution monitors SSL certificates deployed across an organization’s network, whether they were issued by us or another Certificate Authority. This solution alleviates the burden of managing large deployments of SSL certificates by automating the entire certificate lifecycle, including discovery, analysis and management.

Two-Factor Authentication

In addition to a username and password, our authentication service utilizes our SSL digital certificate technology to provide a managed two-factor authentication system that works without the need for hardware tokens. The solution leverages a customer’s current virtual private network authentication infrastructure, including its corporate directory system and virtual private network hardware, and software allows users to provision certificates over the Internet through our management portal. The web portal allows administrators to enroll and revoke access for an organization’s remote workforce quickly and easily.

Full Disk Encryption and Persistent File Encryption

Our full disk encryption solution enables the complete encryption of disk drives on laptops, desktops and servers using government-standardized algorithms to provide high degrees of protection. With this solution, all data, including the operating system itself, is protected. Without the password, an unauthorized user is unable to extract any information from a protected disk drive. Our full disk encryption solution provides an intuitive reporting system that allows enterprises to validate device encryption for the purpose of complying with breach notification laws and other regulations.

Our persistent file encryption, or “PFE,” solution utilizes patent pending Smart Tag® technology to provide convenient and continuous protection for files, folders, email attachments and removable device data. Once a file or other data is protected, it remains protected as it travels from servers and file shares in data centers to endpoint devices (such as laptops and desktops), and it continues to be secured as it exits the enterprise through email or removable media. Our Smart Tag® technology enables persistent protection for files without requiring software applications to be modified or requiring users to perform manual actions to encrypt or decrypt data. Our persistent file encryption solution provides other features as well, such as fine-grained, dynamic, cryptographically-enforced file access control, which enables an administrator to enable or limit the access of users to specific files, and file usage logging and reporting. The solution can be delivered as an on-premise solution or a fully managed solution. If protected data is shared outside the enterprise, we also offer a web-downloadable application, Control Sentry, which allows authorized partners and home users to access and modify sensitive files. Control Sentry can also be automatically embedded in removable media devices like USB drives to enable use of portable protected data.

End-to-End Encryption

Our recently introduced end-to-end encryption solution helps ensure the confidentiality of payment transaction data and other data exchanges, such as medical record exchanges. This solution consists of three major components: a software-driven encryption component, an array of decryption systems and a remotely accessible management system. Other specialized hardware security modules may be deployed as well for the protection of certain highly sensitive information associated with the encryption process. Upon deployment to a device, the software-driven encryption component identifies, intercepts and encrypts transaction data that is processed at the device. In a PCI scenario, this is often a 16-digit payment card number that is entered into a point-of-sale system. The data remains encrypted across multiple devices, networks and applications until it reaches the decryption systems. This continuous protection overcomes deficiencies of combinations of traditional encryption solutions that require data to be decrypted and re-encrypted at various points along the path of a transaction. Customers may deploy the solution on point-of-sale devices without necessarily requiring explicit integration with payment application software or point-of-sale platforms, bundle the solution with TrustKeeper compliance management services, and enable data to be encrypted without changing the format or size of the data, which is often critical to practical implementations.

Tokenization

Our recently introduced tokenization solution enables the protection of sensitive data by representing selected data with a unique corresponding identifier, i.e., a “token,” for storage and data analysis purposes. Our tokenization solution manages the conversion of sensitive data, such as payment card numbers, into tokens. The process of creating tokens is “one way,” in that the underlying technology seeks to prevent unauthorized users from utilizing a token to obtain or compute corresponding original sensitive data. In addition, our solution creates tokens using the same encoding schema and size of the original sensitive data to enable easier integration with existing data analytics systems and databases. The tokenization system can also be delivered within our end-to-end encryption solution to complement the transaction security provided by that solution.

Data Loss Prevention

Our data loss prevention, or “DLP,” solution detects and analyzes sensitive data that is traveling over corporate networks or stored on various enterprise devices. The key capabilities of our DLP solution include monitoring and reporting suspicious network behavior by a customer’s employees and preventing unauthorized data sharing activities. Also, our DLP solution is capable of identifying files, database records and email communications containing cardholder data and intellectual property. An appliance-based version of the solution is deployed near Internet gateways to monitor web, email and other network communication with the outside world. A software version of the solution can be installed on data center servers or endpoint devices such as laptops and desktops to periodically scan stored data, such as files, for sensitive content. Using a configuration that is tailored to each customer, upon detecting sensitive data or misuse, this solution acts on policies for protection, which may include quarantining, blocking or informing on the existence of sensitive data.

DataControl

Our DataControl solution combines features of our DLP solution and our PFE solution to provide enhanced data protection. DataControl utilizes our DLP solution to scan enterprise devices for sensitive data and, upon finding such data, executes on policies to automatically encrypt and protect those files through our PFE solution. This solution can be implemented without requiring any user or administrator interaction. After sensitive files are protected, they can be freely shared inside and outside of the enterprise while guaranteeing compliance and achieving strong security. Policies can be configured to align with regulatory standards such as PCI and HIPAA, and a customer can generate reports on all activity.

Network Access Control

Our Network Access Control, or “NAC,” solution allows a customer to govern who connects to its network, which devices they use and which IT resources they are permitted to access. The enterprise NAC solution is deployed with a distributed set of sensor appliances that are all managed by a central management server. With a proprietary method of detecting rogue routers and user- and device-level authentication capabilities, our NAC solution enables compliance with certain PCI requirements. Our NAC product is a full-cycle solution, capable of performing post-admission behavioral monitoring as well as pre-admission checks, such as checks of open service ports, Windows patches and the existence of firewalls, anti-virus and anti-spyware capabilities.

Secure Email

Through encryption, archiving and filtering, our on-demand mailMAX solution mitigates exposure to risks associated with confidential information sent through email, email-based viruses, inappropriate content and spam. With this solution, a subscriber’s email traffic is routed through Trustwave servers running mailMAX software, thereby avoiding the need for subscribers to deploy on-premise equipment.

Vulnerability Scanning

Our internal and external vulnerability scanning, or “IVS” and “EVS,” respectively, solutions secure an organization’s network and information by proactively identifying weaknesses in its security posture. Our IVS and EVS solutions are offered as fully managed services, with a customer portal available for tasking, configuration and remediation of findings. EVS is incorporated into our TrustKeeper solution and views and scans customers’ infrastructures from the outside. IVS, on the other hand, views and scans network assets from behind the corporate perimeter firewall, providing a comprehensive view of the customer’s IT environment. IVS software is deployed on a Trustwave-provided hardware appliance. Both services allow customers to maintain an enterprise-wide scanning policy within a unified portal framework by grouping scanning parameters into a set of user-defined profiles.

Technology Platforms for Integrated Product Delivery

We have built a set of management platforms that allow various compliance enablement solutions to be monitored and managed from integrated consoles by both customers and our managed services team. These integrated consoles allow us to deliver security capabilities as an integrated solution and at a lower cost than loose bundles of security products. In addition to the TrustKeeper portal, our web-based integrated management platforms can be used by our personnel or by customers to monitor product configurations, device status information and events.

Trusted Commerce® Website Seal

Another component of some of our solutions is the Trustwave Trusted Commerce® website seal. By displaying the Trusted Commerce seal on their public-facing websites, subscribers are able to communicate to visitors of those websites steps they have taken to protect sensitive data. The Trusted Commerce seal can indicate whether subscribers have enrolled in TrustKeeper to initiate the PCI compliance process, if they have completed the steps to validate compliance and whether they have taken steps to verify the identity and security of their websites by using Trustwave SSL certificates. The Trusted Commerce seal had approximately 4.5 billion impressions in 2010.

SpiderLabs and Other Security Consulting

We offer a wide range of security consulting services to help businesses analyze and test their current information security controls and to provide guidance in remediating deficiencies. Our SpiderLabs team offers forensic services and “white hat” or “ethical hacking” services such as penetration testing (network, wireless and application level) and social engineering to identify any weaknesses in a customer’s IT infrastructure that can be exploited by hackers. Our SpiderLabs team performed approximately 150 data security breach investigations and approximately 1,400 ethical hacking exercises in 2010.

We also leverage the experiences and insights of our SpiderLabs team and security consultants to enhance our solutions. For example, we offer a 360 Application Security program pursuant to which SpiderLabs conducts secure code development training and performs application code reviews and penetration testing of a customer’s applications. Using the results, we configure and deploy a WAF to address the customer’s specific security needs. The WAF includes a virtual patching capability that enables the solution to adapt in real time to new emerging threats. We believe our ability to combine our security consulting expertise with our compliance enablement capabilities enhances our customers’ data security and is a significant competitive advantage for us. We intend to continue to look for opportunities to integrate our enablement capabilities with our security consulting expertise.

Customers

Our customers include subscribers, which are businesses, government entities and other organizations that purchase our subscription services either directly or are provided our service through a member of our partner network, as well as purchasers of our professional services or perpetual-licensed products. We serve customers of all sizes, from eight of the top ten Fortune 500 companies in 2010 to small- and medium-sized businesses and other organizations. Examples of our customers include financial services companies, franchised restaurants, hospitality chains, hospitals and physician networks, technology, media and telecommunications companies, educational organizations and retail operations of all sizes, from multi-national entities to single-location small businesses.

As of March 31, 2011, we had over 900,000 subscriptions. For the years ended December 31, 2008, 2009 and 2010, our top ten customers accounted for 11%, 19% and 23% our of revenue, respectively. Many of our top 10 customers are network partners who purchase our compliance management solution for their own businesses as well as on behalf of their organizational customers. Except as discussed below, no customer accounted for more than 10% of our revenues in the past three years or the three months ended March 31, 2011. Our largest customer, U.S. Bank, accounted for 11.0% and 10.0% of our revenue for 2009 and 2010, respectively, and 10.3% of our revenue for the three months ended March 31, 2011.

In October 2009, we entered into our latest master services agreement with Elavon, Inc., a subsidiary of U.S. Bank. Elavon is a global provider of integrated payment processing services. Pursuant to this agreement, we provide certain PCI compliance management services, including TrustKeeper subscriptions, to Elavon’s customers. Elavon pays us the subscription fee for each customer that it enrolls in TrustKeeper, and each such customer who subsequently registers for TrustKeeper enters into a subscription agreement directly with us. If a customer purchases additional services, the customer contracts with and pays us directly. The master services agreement has a three year term, after which the agreement automatically renews for successive one year terms unless either party gives notice of termination at least 120 days prior to the renewal of the then-current term. The agreement includes customary termination provisions for cause. In addition, Elavon may terminate the agreement at any time for convenience, but must pay a cancellation fee.

Some representative examples of customer-use cases we address include:

Partner Network.  Our partner network, which includes many existing direct customers, primarily represents the largest channel relationships for enrolling new businesses, government entities and other organizations into our TrustKeeper compliance management solution. We have established partner network programs with members of the financial and payment industries as well as the IT ecosystem, where the partners offer our TrustKeeper portal. While partner programs differ, the initial contract term for a typical partner program contract is three years, with automatic renewal provisions. Each program has a set schedule of per-client pricing for the TrustKeeper solution and typically includes a co-marketing program to promote the service to the network partners’ customers. Pricing for the partner program depends on numerous factors, including the number of the partner’s customers who are enrolled in the TrustKeeper portal each year, the level of commitment or expectation by the partner to enroll or pay for additional customers in current or future years, the level of support required, and the specific services and products offered within the program.

SMB.  Many of our small- and medium-sized subscribers are introduced to us through our partner network. These businesses and other organizations typically have limited, if any, dedicated security and compliance staff. Although their IT systems may be on a smaller scale than our larger enterprise customers, they face many of the same threats and are subject to many of the same regulatory requirements and industry standards as larger organizations. A typical small- and medium-sized business subscriber is a privately-held company, such as a barber shop, doctor’s office, retail store or golf course. Through co-marketing campaigns with our network partner, the subscriber learns about our easy-to-use TrustKeeper portal and can access the portal online to begin the compliance validation process. Although many of these subscribers outsource their IT support, they use our TrustKeeper solution to analyze their network infrastructure and security practices in order to detect security vulnerabilities and compliance with data security standards and regulations throughout the subscription period. TrustKeeper provides actionable information to help the subscriber understand its risk profile and the actions that may be necessary to remediate any vulnerabilities or non-compliant areas. At that point, the subscriber may contract with us directly to purchase compliance enablement solutions to remediate any of the identified vulnerabilities or non-compliant areas.

Enterprise.  One of our direct sales professionals initiated a relationship with a large enterprise customer in the food manufacturing industry. Through the subsequent compliance management relationship, we identified certain security vulnerabilities and offered several of our compliance enablement solutions as options to assist the customer in remediating them. The customer then decided to purchase several of our offerings through a three year bundled subscription service, including our compliance validation, TrustKeeper Agent, network access control, intrusion detection and vulnerability scanning solutions.

Distributed Enterprise.  Through one of our direct sales professionals, we initiated a relationship with a large distributed enterprise customer in the hospitality industry when it engaged us to help validate, achieve and maintain PCI compliance at its corporate data center. After our review of the corporate office, we tailored a program to assist the customer in validating compliance at hundreds of its remote locations through our TrustKeeper solution. To remediate a number of identified security vulnerabilities, the customer then elected to roll out our managed UTM service to many of its international locations. We anticipate providing this solution to additional sites going forward.

Sales and Marketing

Partner Network

Our partner network is comprised of a number of the world’s largest financial institutions and other organizations influential to the compliance and data security mandates of their customers. As of March 31, 2011, our partner network was comprised of approximately 75 organizations, and during 2010, our five largest partner network members accounted for 15.7% of our revenue. Most of these organizations utilize our solutions themselves, and often recommend us as the preferred compliance solution provider to their customers. We often co-brand and co-market our solutions with these organizations to their customers, which serves as a differentiated and cost effective distribution method for us. Our partner network is the primary distribution channel for our software-as-a-service TrustKeeper solution, especially for small- and medium-sized businesses. In addition, we work with system integrators and other technological resellers and associations that provide complementary skills and expertise in certain industries or regions in order to provide an additional distribution channel for our compliance enablement solutions.

As of March 31, 2011, we employed a team of approximately 20 individuals that provides a structured framework to recruit, enable and support our partner network. This team provides technical support, education and training to our partner network, and assists our partners with designing customized marketing programs to increase compliance awareness.

Direct Sales

As of March 31, 2011, our direct sales force was comprised of approximately 75 sales professionals, including our sales team for enterprises, governments and other organizations, our inside sales force for small- and medium-sized business and our presales and sales support operations. Our direct sales teams are supported by marketing and product specialists, as well as sales engineers that have in-depth knowledge about the functions and features of our products. Our sales engineers assist in the sales process with demonstrations, proof of concepts and implementation discussions with prospective customers. Sales cycles vary considerably by solution and by the size and technical sophistication of the prospective customer. To support our growth plans, we intend to continue to increase the size of our direct sales force and the number of sales support personnel.

Marketing

To support our network partners and our direct sales effort, we perform a number of additional marketing activities each year to increase brand awareness and generate qualified leads, including webinars focused on education; email campaigns; tradeshows and conferences targeted toward horizontal and vertical market segments; advertising and internet marketing programs leveraging internet search engines and optimization programs to drive traffic to our websites; and other brand awareness marketing endeavors such as social media.

Product Development

To offer our customers solutions that address the evolving security threat environment and regulatory landscape and to remain competitive in the data security compliance market, we make substantial investments in product development. Our efforts are focused on adding new features to existing solutions, increasing the levels of integration between our suite of solutions, making our solutions easier to use for small- and medium-sized organizations, improving the efficiency of our service delivery platform and developing new solutions. We identify and develop new and enhanced features, products and services based on our insights into future security threats and vulnerabilities and input from our product managers, who receive continuing feedback from our customers. In addition, our SpiderLabs team is responsible for identifying emerging threats and security vulnerabilities and working with our product development team to incorporate features into our solutions that are responsive to the changing threat environment. Our success in designing, developing and selling new and enhanced solutions will depend on a variety of factors, including our ability to identify market demand, timely implementation of product design and development, product performance and our sales and marketing efforts.

Our product development organization is organized around small, focused teams, including a dedicated architecture team that is responsible for the development and maintenance of common services that are shared across products. As of March 31, 2011, our product development team, including product engineering and product management and strategy personnel, was comprised of approximately 150 individuals. During 2008, 2009 and 2010, we invested $6.7 million, $9.1 million and $20.1 million, respectively, in product development activities.

Operations and Technology

We maintain two data centers in the United States and a satellite location in London, England. Our primary production data center is located in suburban Chicago, Illinois and features backup power, redundant network circuits and 24x365 system monitoring to help ensure application availability. Our backup data center is located in downtown Chicago, Illinois and is used for limited production services, disaster recovery, testing and development purposes. Our backup data center has a dedicated fiber connection and provides near-real time data replication from our primary facility and has sufficient capacity to handle our production data volumes in the event that the primary facility becomes unavailable for any reason. For our on-demand applications, we offer service level commitments of at least 99.5% uptime every month, excluding designated maintenance periods.

We have six customer support centers located in Chicago, Illinois; Denver, Colorado; Austin, Texas; Reston, Virginia; Cambridge, Ontario and Warsaw, Poland. Through these centers, approximately 100 full-time professionals provide 24x365, multi-language support of our solutions for our customers. We also utilize an outsourcing arrangement to provide additional overload coverage during peak call periods for certain product offerings. Four of the support centers house secure operation centers staffed by our managed security services team to support our managed services offerings. This team performs event and device management and monitoring, customer threat analysis and escalation, provisioning and project management for customers with large deployments and service level agreement monitoring.

The principal technologies upon which our solutions are designed and built are discussed below.

Compliance Management Solutions

TrustKeeper is delivered as a multi-tenant architecture, providing single sign-on and presenting the user with purchased applications based on the subscriber’s profile. The entire TrustKeeper architecture is services based and has been designed to be flexible and scalable. The user interface is web-based and designed to eliminate cross-browser compatibility issues and support modular applications that fit seamlessly into the overall TrustKeeper framework. For scalability and performance reasons, all of the core TrustKeeper services are stateless in design, with strict separation between service interfaces and implementations, which allows service enhancements to be deployed without intrusion. The back-end technology stack runs on commercially available hardware. All applications share a set of standardized, common services, which allows for the rapid development and deployment of new applications and helps ensure that applications behave consistently and integrate seamlessly.

TrustKeeper Agent is installed locally on a Microsoft Windows PC. TrustKeeper Agent communicates with TrustKeeper for configuration information and to receive software updates. As its various modules run, TrustKeeper Agent sends critical security and compliance information to the main TrustKeeper servers for further analysis and reporting of results to subscribers.

Compliance Enablement Solutions

Our solutions are written in industry standard languages including Java, C++ and C#, and many of our solutions, such as our SIEM, WAF, SSL, NAC and secure email solutions, utilize the MySQL database for persistence throughout all of the components of the solution. In cases where we manage a customer’s security solutions, appliances installed at the customer’s site connect to our cloud-based management infrastructure using secure reverse shell tunnels to reduce the need for direct external access to these devices.

Development Methodology

Our solutions are developed using an agile software methodology that relies heavily on collaborative design, rapid prototyping, iterative development and automated unit and integration testing. In addition to using recognized software quality assurance testing practices, prior to release our solutions are subjected to rigorous security code reviews and penetration tests by our SpiderLabs team. All production software releases are deployed during scheduled change windows.

Competition

The market for data security compliance, including both compliance management and compliance enablement, encompasses a wide range of solutions, extends globally to both small and large businesses and is subject to rapid changes in technology and regulation. We therefore compete with a large and broad array of established and emerging compliance and data security vendors in a highly fragmented and competitive environment.

Our principal competitors vary across our suite of data security solutions and between our enterprise and small- and medium-sized business customers. We principally compete with hundreds of smaller, private companies and, to a lesser extent, a more limited number of larger, more established companies. We believe only a few of our competitors have an automated compliance management offering like our TrustKeeper solution or otherwise possess the breadth of compliance enablement solutions that we can offer our customers. A few of our larger competitors that do have a broad array of compliance enablement solutions and other security software products may be able to offer products or functionality similar to ours at a more attractive price by integrating or bundling them more effectively than we can.

We believe our recent revenue growth is attributable to our success in competing against both small and large companies. If our target market continues to grow, small, highly specialized competitors may continue to emerge, and large software vendors may continue to integrate or bundle their array of security and compliance products with their other product offerings.

Mergers, acquisitions or consolidations by and among actual and potential competitors present heightened competitive challenges to our business. The consolidation in our industry increases the likelihood of competition based on integration or bundling, particularly where competitors’ products and offerings are effectively integrated, and we believe that consolidation in our industry may increase the competitive pressures we face on all our products. If we are unable to sufficiently differentiate our products from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see a decrease in demand for those products, which would adversely affect our business, operating results and financial condition. Further, it is possible that continued industry consolidation may impact customers’ perceptions of the viability of smaller or even medium-sized firms and consequently customers’ willingness to purchase from such firms. Similarly, if customers seek to concentrate their software purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage notwithstanding the superior performance that we believe our products can deliver.

Another source of competition is represented by the custom efforts undertaken by potential customers to analyze and manage the information produced from their existing devices and applications to identify and remediate threats and satisfy compliance requirements. In addition, some organizations have outsourced these functions to managed security services providers.

We believe we face potential competition from other sources, including our network partners, that could become effective competitors. The introduction of alternative technologies and integration of security and compliance functionality into existing solutions like payment processing infrastructures and similar core processing platforms in other industries could decrease the demand for our products and services.

We believe the principal competitive factors in our markets include the following:

•	breadth of product offering;

•	price of products and total cost of ownership;

•	ease of use;

•	distribution capabilities, including relationships with partner network members;

•	security effectiveness;

•	delivery method and speed and ease of implementation;

•	brand and reputation;

•	scalability;

•	customer service and support;

•	professional services capabilities; and

•	financial resources.

While many of our competitors enjoy certain competitive advantages over us, such as greater brand recognition, wider geographic presence and greater financial, technical and other resources, we believe that our large subscriber base, efficient customer acquisition model and broad suite of cost effective data security compliance solutions enable us to compete favorably with respect to these factors.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other intellectual property laws, confidentiality agreements and license agreements to protect our intellectual property. It is our policy that our employees and independent contractors involved in development are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments, concepts, improvements and other processes generated by them on our behalf are our property, and assigning to us any ownership that they may claim in those works.

Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. United States patent filings are intended to provide the holder with a right to exclude others from making, using, selling or importing in the United States the inventions covered by the claims of granted patents. Our granted United States patents, and to the extent any future patents are issued, any such future patents may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and we may not be able to prevent third parties from infringing these patents. Therefore, the exact effect of our patents and the other steps we have taken to protect our intellectual property cannot be predicted with certainty.

As of March 31, 2011, we had 18 issued patents and 28 patent applications pending in the United States. We do not know whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims, except that some of our patent applications have received office actions and in some cases we have modified the claims. Although we actively attempt to utilize patents to protect our technologies, we believe none of our patents, individually or in the aggregate, are material to our business. We will continue to file and prosecute patent applications when appropriate to attempt to protect our rights in our proprietary technologies.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the software industry have extensive patent portfolios. From time to time, third parties, including certain of these leading companies, may assert patent, copyright, trademark or other intellectual property claims against us, our partners or our customers. Successful claims of infringement by a third party could prevent us from distributing certain products or performing certain services or require us to pay substantial damages (including treble damages if we are found to have willfully infringed patents or copyrights), royalties or other fees. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, operating results or financial condition to be materially and adversely affected.

We also rely on several registered and unregistered trademarks to protect our brand. We have registered the Trustwave®, TrustKeeper®, SpiderLabs®, ModSecurity®, TrustedApp®, TrustedSentry®, Smart Tag®, Trusted Commerce® Trustwave Security Data Warehousetm and WebDefend® trademarks in the U.S. in certain classes of goods and services applicable to our business. Third parties may use trademarks similar to our trademarks in other fields of use.

Employees

As of March 31, 2011, we had approximately 590 employees, of which approximately 440 were located in the United States, 40 were located in each of the United Kingdom and Canada and the remainder were located in various other locations globally, including Australia, Austria, Brazil, Chile, China, Colombia, France, Germany, India, Israel, Mexico, Russia, South Africa, Sweden and Ukraine. We consider our relationship with our employees to be good. None of our employees is represented by a labor union or covered by a collective bargaining agreement.

Facilities

Our worldwide corporate headquarters and executive offices are located in Chicago, Illinois, where we lease approximately 56,000 square feet of office space under a lease that expires on October 31, 2019. The lease for approximately 5,200 square feet of this office space expires on July 31, 2011, the lease for approximately 7,500 square feet commences on September 1, 2011 and the lease for approximately 7,400 square feet commences on December 1, 2011. In addition to serving as our corporate headquarters, our Chicago office also supports our sales and development operations, as well as a 24x7 customer support and operations center. The table below lists information about our other principal operating and support facilities, all of which we occupy under leases.

	Approximate Square
Location	Footage	Lease Expiration Date

Austin, Texas	9,400	July 31, 2011
Cambridge, Canada	9,200	April 30, 2015
Greenwood Village, Colorado	14,700	August 31, 2021*
Herzliya, Israel	6,850	December 31, 2011
London, England	4,150	March 2021
Pittsburgh, Pennsylvania	7,800	September 30, 2011
Reston, Virginia	8,700	August 31, 2015**
Sao Paulo, Brazil	2,260	September 15, 2013
Waltham, Massachusetts	8,400	March 31, 2016

*	The lease for 7,840 square feet of this total square footage commences September 1, 2011.

**	The lease for a portion of the space (approximately 2,900 square feet) expires August 31, 2011 and the lease for the remaining space (approximately 5,800 square feet) expires in September 2015.

Our leases have been pledged as collateral under our loan agreement. See “Description of Certain Indebtedness.” We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms if and when it becomes needed.

Legal Proceedings

We are occasionally involved in claims and litigation matters in the ordinary course of business. These claims may include assertions that our products infringe existing patents or other intellectual property rights of third parties. We intend to defend vigorously any such litigation that may arise under all defenses that would be available to us. At this time, there are no proceedings of which management is aware that will have a material adverse effect on the consolidated financial position or results of operations.

On September 7, 2010, WordCheck Tech, LLC, or “WordCheck,” filed a complaint against us and more than 60 other entities in the United States District Court for the Eastern District of Texas alleging infringement of its word checking technology. The complaint seeks a judgment in favor of WordCheck that the defendants have infringed WordCheck’s patent. We filed an answer and counterclaim on November 18, 2010. This lawsuit is still in its early stages, but based upon information currently available to us, we expect that the ultimate resolution of this matter will not have a material adverse effect on our financial condition. We intend to vigorously defend ourselves in this litigation.

MANAGEMENT

Below is a list of the names and ages, as of July 8, 2011, of our executive officers, certain key employees and directors and a brief summary of their business experience.

Name	Age	Position

Robert J. McCullen	47	Chairman of the Board of Directors, Chief Executive Officer and President
Andrew Bokor	43	Executive Vice President, Global Services and Director
Justin C. Choi	45	Executive Vice President, General Counsel and Secretary
Mark Iserloth.	47	Chief Financial Officer
Douglas Klotnia	42	Executive Vice President, Payment Services and Channel Sales
James Kunkel	45	Executive Vice President, Corporate Development and Emerging Technology
J. Lawrence Podmolik	47	Chief Technology Officer
Michael J. Bartlett	48	Senior Vice President, Global Sales
William Bertrand, Jr.	46	Director
Kevin Bradford	55	Director
Richard Garman	54	Director
Stuart C. Harvey Jr.	49	Director
Walter Hosp	53	Director
L. Neil Hunn	39	Director
Richard Kiphart	69	Director
Ruth Ann Marshall	57	Director
Zachary Nelson	50	Director
Timothy Nicholson	63	Director
Joseph Patanella	49	Director
Howard Smith	41	Director

Executive Officers

Robert J. McCullen has served as our Chief Executive Officer since March 2005 and as our Chairman of the Board, Chief Executive Officer and President since May 2007. Mr. McCullen was a co-founder and one of the two Managing Partners of Ambiron, which merged with Trustwave in March 2005. Prior to co-founding Ambiron in 2002, Mr. McCullen was a Senior Director at VeriSign, Inc., a provider of global digital trust services, where he was responsible for product management, product marketing and strategy for the division. Immediately prior to VeriSign, Mr. McCullen was a founding Partner of Exault, a data security services firm, managing the company’s marketing, strategy and Western region operations before its subsequent acquisition by VeriSign in August 2001.

Mr. McCullen brings significant senior leadership, operational and technical experience to our board of directors. He has extensive knowledge of the data security compliance industry, including its historical development, and important relationships with our partner network members and customers. Mr. McCullen has been an important contributor to the expansion of our business through both organic growth and acquisitions, and as CEO, Mr. McCullen has direct responsibility for our strategy and operations.

Andrew Bokor has served as our Executive Vice President, Global Services since May 2011 and as our Executive Director, EMEA & APAC from January 2010 to May 2011 and as a director since May 2005. Mr. Bokor previously served as our Chief Operating Officer since May 2005. Mr. Bokor was a co-founder and one of the

Managing Partners of Ambiron. Prior to co-founding Ambiron, Mr. Bokor was the Director of Consulting for North America for VeriSign, Inc., a provider of Internet infrastructure services, since August 2001.

Mr. Bokor has more than 15 years of technical and management experience in the data security compliance industry, including his role in co-founding Ambiron. In addition, Mr. Bokor has been an important contributor to the expansion of our business through both organic growth and acquisitions.

Justin C. Choi has served as our Executive Vice President, General Counsel and Secretary since January 2011. Prior to joining Trustwave, Mr. Choi was a private legal consultant from January 2008 to December 2010, and previously served as Senior Vice President, General Counsel and Secretary of Andrew Corporation, a supplier of communications systems and services, from March 2006 to December 2007, and Vice President, Law, Corporate and Securities of Avaya, a business communications company, from September 2000 to February 2006.

Mark Iserloth has served as our Chief Financial Officer since April 2008. Previously, Mr. Iserloth served as the Chief Financial Officer of Initiate Systems, a data management software company, since October 2000. Prior to joining Initiate Systems, Mr. Iserloth served in a number of executive finance positions with GD Searle, a pharmaceutical company, and its parent, the Monsanto Company, including as head of Financial Planning and Analysis from March 1998 through September 1999 and acting Chief Financial Officer of GD Searle from March 2000 through October 2000.

Key Employees

Douglas Klotnia has served as our Executive Vice President, Payment Services and Channel Sales since January 2009. Previously, Mr. Klotnia led our Global Sales since January 2004. Prior to joining Trustwave, Mr. Klotnia served as Director Strategic Alliances for Internet Security Systems, a data security company, from January 2001 to November 2003.

James Kunkel has served as our Executive Vice President, Corporate Development and Emerging Technology since June 2004. Prior to joining Trustwave, Mr. Kunkel served in strategic management roles at several payment card processing companies including Electronic Payment Services, Inc. (now part of First Data Corporation) and most recently at VITAL Processing Services (now part of TSYS Merchant Services), where he served as Vice President of Business Development from August 2001 to June 2004.

J. Lawrence Podmolik has served as our Chief Technology Officer since June 2007. Prior to joining Trustwave, Mr. Podmolik served as the President and Chief Technology Officer of Redpoint Technologies, a technology consulting company, since December 1999 and the Chief Technology Officer of nVisia, an IT consulting firm, from September 1995 to November 1999. Previously, Mr. Podmolik was with Anderson Consulting (now Accenture), where he led the firm’s advanced architecture group.

Michael J. Bartlett has served as our Senior Vice President, Global Sales since May 2011 and served as our Senior Vice President, North American Sales from January 2011. Prior to joining Trustwave, Mr. Bartlett served as the Vice President of Worldwide Sales for the Cascade Business Unit of Riverbed Technology, a WAN optimization company, from August 2008 to December 2010. Previously, Mr. Bartlett served as the Vice President of Sales HP Software at Mercury Interactive (a business unit within HP Software) from January 2001 to August 2008.

Directors

We believe our board of directors should be comprised of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications or skills in the following areas are most important: software development; sales and marketing; accounting, finance and capital structure; strategic planning and leadership of complex organizations; legal, regulatory and government affairs; people management; and board practices of other entities. We believe that all of our current board members possess the professional and personal qualifications necessary for board service and have highlighted particularly noteworthy attributes for each board member in the individual biographies below, or above in the case of Messrs. McCullen and Bokor.

Prior to the completion of this offering, we expect that Messrs. Bokor, Bradford, Nicholson, Patanella and Smith will resign from our board.

William Bertrand, Jr. has been a director of the Company since June 2011. Mr. Bertrand serves as Executive Vice President and General Counsel of MedImmune, the biologics division of AstraZeneca, and a fully integrated biologics company with approximately 3,500 employees which develops, manufactures and markets innovative biologics products, a position he has held since May 2008. Mr. Bertrand joined MedImmune in November 2001 as Vice President, Legal Affairs, and was appointed as General Counsel in September 2003. Previously, Mr. Bertrand served in various legal positions with Pharmacia Corporation from August 1997 to November 2001. Mr. Bertrand also serves on the board of directors of BrainCells, Inc., a drug discovery and development firm.

Mr. Bertrand brings to our board practical experience with the legal, administrative and operational issues facing a company such as ours. In his role as General Counsel of MedImmune, Mr. Bertrand also has significant experience advising the board of a public company. Mr. Bertrand also has responsibility for regulatory affairs, corporate compliance, business development and MedImmune’s venture capital subsidiary, and has also run the company’s corporate affairs function during his tenure at the company.

Kevin Bradford has been a director of the Company since April 2004. Mr. Bradford served as our Chief Executive Officer from April 2004 to March 2005 and as Chairman of our board of directors from April 2004 to May 2007. Mr. Bradford has served as a Senior Advisor to FTV Capital since April 2005. Mr. Bradford has served as the Managing Partner for NWM Restaurant Services, LLC since February 2007. Prior to Trustwave, during his 30 year career in business services and financial services, Bradford held positions at companies such as VITAL Processing Services (now part of TSYS Merchant Solutions), Electronic Payment Services, Inc. (now part of First Data Corporation), BISYS Group, Inc. (now part of Citigroup), First Financial Management Corporation (now part of First Data Corporation), First Data Management Corporation and Union Bank.

As the former chief executive officer of Trustwave and senior executive with numerous other companies, Mr. Bradford brings to our board significant experience in the data security compliance industry, extensive knowledge of our company and leadership skills gained through his business and executive experience. In addition, Mr. Bradford brings to our board a strong finance and business operations background.

Richard Garman has been a director of the Company since April 2004. Mr. Garman joined FTV Capital, a private equity firm, in 1999 and has served as its Managing Partner since September 2004. Prior to joining FTV Capital, Mr. Garman served as President and Chief Executive Officer of Electronic Payment Systems beginning in 1995. Previously, Mr. Garman was a partner with Montgomery Securities where he had corporate finance responsibility for the computer services sector.

Mr. Garman brings to our board extensive experience in finance, mergers and acquisitions and corporate strategy development, and deep knowledge of the financial technology and services industry. In addition, having held senior management positions with several companies, Mr. Garman brings to the board practical management and operations experience.

Stuart C. Harvey Jr. has been a director of the Company since November 2009. Mr. Harvey is President and Chief Executive Officer of Ceridian Corporation, which provides human resources, payroll, benefits and payment solutions to businesses, since August 2010. Prior to joining Ceridian, Mr. Harvey served as the President and Chief Executive Officer of Elavon Global Acquiring Solutions, a wholly owned subsidiary of U.S. Bank, since April 2008. Elavon is a global provider of integrated payment processing services. Mr. Harvey also served as President of Nova Information Systems, Inc. (which later became Elavon Global Acquiring Solutions) from July 2005 to April 2008 and as Executive Vice President for International Business Development from April 2003 to July 2005. Mr. Harvey also served on the board of directors of Elavon.

Having served as the chief executive officer of two companies, Mr. Harvey brings to our board senior leadership experience and significant expertise in corporate operations and finances. Mr. Harvey also has experience leading the international expansion of a multinational company, including business development and mergers and acquisitions.

Walter Hosp has been a director of the Company since June 2011. Mr. Hosp serves as Senior Vice President and Chief Financial Officer of HMS Holding Corp., which provides a variety of cost containment services for government and private healthcare payors and sponsors, a position he has held since July 2007. Previously, Mr. Hosp served as Vice President and Treasurer of Medco Health Solutions, Inc., which provides clinically-driven pharmacy services, from November 2002 to June 2007, and as Chief Financial Officer and President of Business Support Center of Ciba Specialty Chemicals Corporation (now part of BASF SE) from 1996 to 2002. Prior to that, Mr. Hosp held finance positions with Ciba-Geigy Corporation (now part of Novartis Corporation), Avon Products, Inc. and Transworld Corporation.

Mr. Hosp brings to our board significant experience in finance, corporate strategy development and leadership of large organizations. Based upon his experience in and connection with the healthcare industry, Mr. Hosp will also offer our board insights into challenges and opportunities relating to our growth strategy.

L. Neil Hunn has been a director of the Company since June 2011. Mr. Hunn serves as President of the Revenue Cycle Technology business of MedAssets, Inc., which provides supply chain consulting and revenue cycle management for health systems, hospitals and healthcare providers. Prior to assuming that position in April 2011, Mr. Hunn served as Executive Vice President and Chief Financial Officer of MedAssets since June 2007. Mr. Hunn joined MedAssets as Vice President of Corporate Development in October 2001 and was named Senior Vice President of Corporate Development in 2005. Later, Mr. Hunn served as President, MedAssets Net Revenue Systems until he assumed the role of CFO. From 1998 to 2001, Mr. Hunn held various positions with CMGI, including Segment Executive for Professional Services and Director of Business Development.

Mr. Hunn brings to our board significant experience in finance, corporate strategy development, operations and leadership of complex, growing organizations. Based upon his experience in and connection with the healthcare industry, Mr. Hunn will also offer our board insights into challenges and opportunities relating to our growth strategy.

Richard Kiphart has been a director of the Company since March 2005. Mr. Kiphart has been the head of the Private Client Advisors group of William Blair & Company, L.L.C., an investment banking firm, since March 2009. He joined William Blair & Company, L.L.C. in 1965, became a Partner of the firm in 1973 and was in the Corporate Finance Department from 1980 to March 2009. Mr. Kiphart currently serves as Chairman of the board of directors of Lime Energy, a public company, and Ranir LLC, a private company, and previously served on the boards of First Data Corp. and Concord EFS, Inc. and as Chairman of the board of directors of Nature Vision, Inc. (now Swordfish Financial, Inc.). In addition, Mr. Kiphart currently serves as the President and Chief Executive Officer of Lyric Opera of Chicago.

Mr. Kiphart brings to the board vast experience in investment banking, finance and management of complex organizations as well as experience as a director of payment services companies. Mr. Kiphart also has extensive experience serving on the boards of numerous public and private companies and charitable organizations.

Ruth Ann Marshall has been a director of the Company since July 2011. Ms. Marshall served as President of the Americas, MasterCard International, where she led MasterCard’s issuance and acceptance business in the U.S., Canada, Latin America and the Caribbean, from October 1999 until her retirement in June 2006. Prior to joining MasterCard, Ms. Marshall served in executive roles with MAC Regional Network and Buypass Corporation, each an electronic payment service company, as well as serving in various managerial and executive positions with IBM. Ms. Marshall also serves on the board of directors of ConAgra Foods, Inc., Pella Corporation and Global Payments, Inc., and previously served on the board of directors of American Standard Inc.

Ms. Marshall brings to our board marketing, account management, customer service and product development experience, as well as significant experience in growing business domestically and internationally at MasterCard. Having served as a director of public companies, she also possesses broad experience in corporate governance issues.

Zachary Nelson has been a director of the Company since June 2011. Mr. Nelson serves as President and Chief Executive Officer of NetSuite Inc., a developer of integrated web-based business software, a position he has held since January 2003. Mr. Nelson is also a member of NetSuite’s board of directors. Prior to joining NetSuite, Mr. Nelson was employed by McAfee/Network Associates, Inc. (now a part of Intel Corporation), an enterprise security software company, from March 1996 to October 2001. While at Network Associates, Mr. Nelson held various positions, including Chief Strategy Officer of Network Associates and President and Chief Executive Officer of MyCIO.com, a subsidiary that provided on-demand software security services. From 1992 to 1996, he held various positions, including Vice President of Worldwide Marketing, at Oracle Corporation, an enterprise software company.

Mr. Nelson has over 20 years of experience working in the technology and security sectors and brings to our board his leadership and extensive business, operating, marketing and industry experience. Having served as a director of NetSuite both prior to and after its initial public offering in December 2007, Mr. Nelson also brings to our board insights into the issues and challenges facing a new public company.

Timothy Nicholson has been a director of the Company since August 2005. Mr. Nicholson has served as the Chief Executive Officer of Lyric Healthcare, LLC, a provider of long term nursing care, special hospital and assisted living care, which he founded, since April 1998.

Mr. Nicholson brings to the board senior management and human resources experience, specifically related to healthcare and start-up businesses, and particular knowledge of strategic planning.

Joseph Patanella has been a director of the Company since November 1995. Mr. Patanella founded Trustwave in 1995 and served as our President and Chief Executive Officer until April 2004. He became the President of Trustwave in March 2005 when we merged with Ambiron. Prior to founding Trustwave, Mr. Patanella spent over 18 years with the National Security Agency and during his last government assignments served as the National Security Agency’s Technology Liaison to the U.S. Congress and as its representative to the Senate Intelligence Committee’s Technical Advisory Group.

Mr. Patanella brings to the board a keen understanding of information assurance, data security and regulatory compliance, as well as significant leadership and operational experience as a senior executive. Mr. Patanella has also been a key contributor to the development and expansion of our business.

Howard Smith has been a director of the Company since December 2006. Since 2006, Mr. Smith has served as a Managing Director coordinating investment and research in the IT sector at First Analysis Corporation, a private equity and venture capital firm. Mr. Smith joined First Analysis in January 1994. Prior to joining First Analysis Corporation, Mr. Smith was a senior tax consultant with Arthur Andersen & Co. since September 1991.

Mr. Smith brings to the board deep knowledge of our industry and experience with financing. In addition, Mr. Smith has provided strategic advice to numerous technology companies in capital raising and buy- and sell- side merger and acquisition transactions.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition

All of our current directors except Messrs. Bertrand, Harvey, Hosp, Hunn and Nelson and Ms. Marshall have been nominated and elected to our board of directors pursuant to board rights granted to certain of our stockholders in the Stockholders Agreement. For additional information, see “Certain Relationships and Related Party Transactions-Stockholders Agreement.” The Stockholders Agreement will terminate in accordance with its terms upon the completion of this offering.

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering will eliminate our existing classes of preferred stock and common stock, and as a result, subject to any future issuances of preferred stock, holders of our common stock will be entitled to one vote for each share of common stock held by them in the election of our directors. Our amended and restated certificate of incorporation will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. The term of office for each director will be until the earlier of his or her death, resignation or removal. Stockholders will elect directors each year at our annual meeting. Upon completion of this offering, our board of directors will consist of nine members.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with each director serving a three-year term, and one class of directors being elected at each year’s annual meeting of stockholders. Messrs. Bertrand, Garman and Kiphart will serve as Class I directors with an initial term expiring in 2012. Messrs. Hunn and Hosp and Ms. Marshall will serve as Class II directors with an initial term expiring in 2013. Messrs. McCullen, Harvey and Nelson will serve as Class III directors with an initial term expiring in 2014. Any change in the number of directorships resulting from an increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

We believe that all of our directors, other than Messrs. McCullen, Bokor and Harvey, will be “independent directors” as defined under the rules of The NASDAQ Global Market. In addition, we believe that Messrs. Hosp and Hunn will be “independent directors” as defined under the rules of the SEC and The NASDAQ Global Market for purposes of serving on our audit committee.

Board Committees

In connection with this offering, our board of directors has established a new Audit Committee, a new Compensation Committee and a Nominating and Corporate Governance Committee. Each of the committees reports to the board of directors as it deems appropriate and as the board may request. The composition, duties and responsibilities of these committees are set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

The SEC rules and the rules of The NASDAQ Global Market require us to have one independent member of each of the committees set forth below upon the listing of our common stock on The NASDAQ Global Market and a majority of independent directors within 90 days of the date of the completion of this offering. All of the members of these committees must be independent within one year of the date of the completion of this offering. We intend to comply with the independence requirements within the specified time periods.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) appointing, retaining, terminating, and evaluating our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered accounting firm’s qualifications, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing and approving certain related person transactions.

Upon completion of this offering, our Audit Committee will consist of Messrs. Hosp, Hunn and Kiphart and Mr. Hosp will serve as the chairman of such committee. We believe Mr. Hosp will qualify as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. We expect to add another board member to our Audit Committee who will qualify as an independent director according to the rules of the SEC and the NASDAQ Global Market with respect to audit committee membership within one year of the effective date of the registration statement of which this prospectus is a part, at which time Mr. Kiphart will resign from our Audit Committee. Our board of directors has adopted a new written charter for the Audit Committee, which will be available on our corporate website at www.trustwave.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

Upon completion of this offering, our Compensation Committee will consist of Messrs. Harvey, Garman and Nelson and Mr. Harvey will serve as the chairman of such committee. We expect to add another independent director to our Compensation Committee within one year after the effective date of the registration statement of which this prospectus is a part, at which time Mr. Harvey will resign from our Compensation Committee. Our board of directors has adopted a new written charter for the Compensation Committee, which will be available on our corporate website at www.trustwave.com upon the completion of this offering. The information on our website is not part of this prospectus.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us; (5) reviewing and monitoring compliance with our code of ethics and our insider trading policy; and (6) reviewing and approving certain related party transactions.

Upon completion of this offering, our Nominating and Corporate Governance Committee will consist of Messrs. Bertrand and Hunn and Ms. Marshall and Mr. Bertrand will serve as the chairman of such committee. Our board of directors has adopted a written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website at www.trustwave.com upon the completion of this offering. The information on our website is not part of this prospectus.

Risk Oversight

The board of directors oversees the risk management activities designed and implemented by our management. The board of directors executes its oversight responsibility for risk management both directly and through its committees. The full board of directors considers specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, the board of directors receives detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

The board has delegated to the Audit Committee oversight of our risk management process. Our other board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Ethics

We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at www.trustwave.com upon completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The information on our website is not part of this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation arrangements we have with our executive officers listed in the Summary Compensation Table set forth below, which we refer to as our “named executive officers.” This section discusses the objectives and philosophy underlying our compensation policies for our named executive officers, our compensation decisions with respect to our named executive officers during 2010 and the factors relevant to an analysis of these decisions.

This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans and expectations regarding future compensation plans and arrangements. The actual compensation plans and arrangements that we adopt may differ materially from the currently anticipated plans and arrangements as summarized in this discussion.

Executive Compensation Objectives and Philosophy

The key objectives of our executive compensation programs are to (1) fairly compensate our executive officers, (2) attract, motivate and retain highly qualified executive officers who contribute to the long-term success of our company; (3) achieve accountability for performance; (4) link future performance rewards to clearly defined corporate goals; and (5) align the interests of our executive officers and our stockholders through short- and long-term incentive compensation programs.

We seek to apply a consistent philosophy to compensation for all executive officers. Our compensation philosophy is based on the following core principles:

To Pay for Performance

Our named executive officers are compensated based on a combination of company and individual performance factors. Company performance is evaluated primarily based on the degree to which pre-established financial objectives are met. Individual performance is evaluated based upon several individualized leadership factors, including achieving specific financial objectives and building and developing individual skills and a strong leadership team. A significant portion of total compensation has been delivered in the form of equity-based award opportunities to directly link compensation with stockholder value.

To Pay Competitively

We are committed to providing a total compensation program designed to retain our highest performing employees and executives and attract superior leaders to our company. We have established compensation levels that we believe are competitive based on our Compensation Committee’s and our board’s experience with pay practices and compensation levels of companies similar to us.

To Pay Equitably

We believe that it is important to apply generally consistent guidelines for all executive officer compensation programs. In order to deliver equitable pay levels, our Compensation Committee considers depth and scope of accountability, complexity of responsibility, qualifications and executive performance, both individually and collectively as a team.

In addition to short- and long-term compensation, we have found it important in some cases to provide certain of our executive officers with competitive post-employment compensation. Post-employment compensation consists primarily of severance pay and benefits continuation for a specified period of time. We believe that these benefits are important considerations for our executive officer compensation packages, as they afford a measure of financial security in the event of certain terminations of their employment and also enable us to secure their cooperation following termination. We have sought to ensure that each combined compensation package is competitive at the time the package is negotiated with the executive officer. We provide post-employment compensation to our executive officers on a case-by-case basis as the employment market, the qualifications of potential employees and our hiring needs dictate.

Overview and Responsibilities for Compensation Decisions

Prior to the completion of this offering, we were a privately-held company. As a result, we were not subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including our Audit and Compensation Committees. During 2010, our Compensation Committee consisted of Richard Garman and Richard Kiphart. In March 2011, Mr. Kiphart was replaced on the Compensation Committee by Stuart Harvey. Messrs. Garman and Harvey currently comprise the Compensation Committee.

Prior to the completion of this offering, we will establish a new Compensation Committee which will replace our existing Compensation Committee. We expect that our new Compensation Committee will review our existing compensation programs, objectives and philosophy and determine whether such programs, objectives and philosophy are appropriate given that we have become a public company. We also expect that our new Compensation Committee will review compensation elements and amounts for our executive officers on an annual basis and at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require. In addition, as we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve.

We expect that our Compensation Committee will continue to consider input from our chief executive officer (our Chief Executive Officer or CEO), our chief financial officer (our Chief Financial Officer or CFO) and our vice president of human resources when setting financial objectives for our cash and non-cash incentive plans. We also expect that these executives will provide compensation recommendations to the Compensation Committee for executives other than themselves based on the benchmarking data discussed below and the other considerations mentioned in this Compensation Discussion and Analysis. We anticipate that our Compensation Committee will recommend compensation packages to our board of directors that is consistent with our compensation philosophy, strategically positioned against our peer group and competitive with other organizations similar to ours.

To date, our Compensation Committee and our CEO, in consultation with our board of directors, have been responsible for the oversight, implementation and administration of all of our executive compensation plans and programs. Our board of directors and Compensation Committee determined all of the components of our CEO’s compensation, and our board of directors, Compensation Committee and CEO determined all of the components of the compensation of our other named executive officers. Executive compensation is reviewed annually as part of our business planning for the year. During this process, our CEO and CFO are involved in the review of overall compensation for executive officers other than themselves and the determination of corporate-level performance goals for that year.

Our Compensation Committee and our CEO evaluate the performance and development of our executive officers in their respective positions, establish corporate and individual performance objectives relative to compensation, make determinations as to whether and to what extent such performance objectives have been achieved and ensure that we have effective and appropriate compensation programs in place. Our compensation arrangements with our executive officers are primarily based on the consolidated financial achievements of our company along with personal performance objectives established at the beginning of the year. We believe in compensating for the overachievement of corporate or individual objectives and applying incentive deductions for underachievement of objectives.

Our CEO, as the leader of our executive team, assesses each named executive officer’s contribution to corporate goals and his achievement of individual goals, and then makes a recommendation to our Compensation Committee with respect to compensation of certain of our named executive officers. Our Compensation Committee undertakes a similar review of our CEO’s contribution to corporate goals and achievement of individual goals. Our Compensation Committee meets, including in executive sessions, to consider these recommendations and makes determinations relating to the compensation of our CEO and, in consultation with our CEO, makes determinations relating to the compensation of certain of our other named executive officers. Our CEO has made determinations relating to the compensation of Mr. Klotnia.

We have not historically engaged a third-party consultant to assist us with determining compensation levels, but our new Compensation Committee may engage such a consultant in the future.

Benchmarking

To date, we have not formally benchmarked our executive compensation against peer companies, nor have we identified a group of peer companies which would be included in a benchmarking survey. Compensation amounts historically have been highly individualized and discretionary, based largely on the collective experience and judgment of our Compensation Committee members, along with input from our CEO and other executive officers, as appropriate. While our Compensation Committee considers the overall mix of compensation components in its review of compensation matters, it has not adopted any policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among different forms of non-cash compensation. In addition to the compensation objectives and philosophy discussed above, the principal factors affecting our Compensation Committee’s decisions regarding amounts and mix of compensation include:

•	overall corporate performance, including financial condition and available resources;

•	the executive officer’s performance against corporate level strategic goals established as part of our annual planning process; and

•	the nature and scope of the executive officer’s responsibilities.

Following our initial public offering, we expect that each year our vice president of human resources, in consultation with our Compensation Committee, will compile a report of benchmark data for executive officers holding comparable positions at comparable companies, including base salary, annual cash incentive plan opportunities and awards and long-term incentive award values. We have not determined the peer group of companies that we will utilize in the benchmarking survey, but we expect that the peer group will include companies in our industry, companies with revenues in a range similar to ours and companies with similar market capitalizations. The compensation paid by peer group companies to their respective executive officers will not factor into the determination of the peer group.

While our Compensation Committee will utilize this formal benchmarking in its consideration of compensation decisions, we expect that it will continue to manage our compensation programs on a flexible basis that will allow it to respond to market and business developments as it views appropriate.

Risk Management and Assessment

We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company. In addition, our CEO, Compensation Committee and board of directors believe that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks. These beliefs are based on the following factors:

•	we do not have a particular business unit that carries a significant portion of our overall risk profile on a stand-alone basis;

•	our compensation policies and practices are uniform across each of our functional areas and departments;

•	the mix of compensation among base salary, incentive cash bonus and long-term incentive awards in the form of stock options, does not encourage excessive risk taking;

•	the equity awards granted to employees under our equity-based plan generally are subject to multi-year vesting, which requires an employee to commit to a longer time horizon for such awards to be valuable; and

•	our annual compensation review and performance evaluation process considers factors that do not encourage excessive risk taking, such as management skills, team building, integrity and mentoring.

Employment Agreements

We are party to an employment agreement with each of our named executive officers. We have described the material terms of these agreements in the section “-Employment Agreements.” These employment agreements generally establish the terms and conditions of such named executive officer’s employment relationship with us. These agreements generally provide that such named executive receive a minimum base salary and bonus opportunity but do not otherwise prescribe for annual salary or bonus increases or other compensation increases.

Elements of Compensation

Compensation for our named executive officers is individualized and takes into account the financial condition of the company and general employment conditions in the market. Our current executive compensation program consists of the following components:

•	base salary;

•	annual cash performance-based bonus;

•	long term incentive awards in the form of stock options;

•	benefits payable upon an executive officer’s involuntary termination in certain circumstances; and

•	other benefits generally available to all salaried employees.

Our executive compensation includes both fixed components (base salary and benefits) and variable components (annual cash bonus and stock option awards). The fixed components of compensation are designed to be competitive in order to induce talented executives to join our company. The variable components are tied specifically to the achievement of company-wide and individual objectives and are designed so that above average performance is rewarded with above average rewards. Our Compensation Committee believes this mix of compensation components is appropriate for our named executive officers because it appropriately incentivizes them to plan and work toward the achievement of our long-term success and aligns the interests of our named executive officers with the interests of our stockholders, since the amount of compensation will vary depending upon our financial performance. Our Compensation Committee also believes that this mix is typical of companies in our industry and at our stage of development. Our Compensation Committee strives to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy; however, it does not apply any rigid allocation formula in setting our executive compensation, and we may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances, the individuals involved and their responsibilities and performance.

The table below sets forth for each of our named executive officers the applicable percentage of his total compensation in 2010 represented by fixed and variable components of his compensation:

	Percentage of 2010
	Total Compensation
Name	Fixed	Variable

Robert McCullen	44%	56%
Mark Iserloth	72	28
Andrew Bokor	67	33
Douglas Klotnia	49	51
David Parkinson(1)	45	55

(1)	Mr. Parkinson’s employment with us was terminated on May 20, 2011.

Base Salary

We provide a base salary to our each of our named executive officers which is intended to reflect the scope of their responsibilities, individual performance, labor market conditions and competitive market salary levels. The base salaries for our named executive officers in 2010 were established by our board of directors, in consultation with our Compensation Committee, based in large part on the salaries established for these persons when they were hired or promoted. Base salaries are reviewed annually and may be adjusted from time to time based on performance, changes in responsibilities and overall budget considerations.

In setting base salaries for 2010, our board and Compensation Committee considered the factors described above in the context of each named executive officer’s employment situation and the particular considerations discussed below. The table below sets forth the base salaries that became effective on February 1, 2010 for our named executive officers.

		Approximate
		Percentage Increase
Name	Annual Salary	Compared to 2009

Robert McCullen	$330,000	5.0%
Mark Iserloth	260,000	4.0
Andrew Bokor	330,000	5.0
Douglas Klotnia	200,000	8.0
David Parkinson	200,000	—

The base salary of our CEO for 2010 was increased in recognition of his performance as the chief executive officer in leading the overall growth of the company and our continued success in achieving our business plan. Mr. Bokor’s base salary was increased in 2010 due primarily to his new role and expanded responsibilities as Executive Director for our EMEA and APAC operating segments. The base salary increase for Mr. Iserloth was due primarily to his success at building our global financial and human resources infrastructure to support our growth domestically and internationally. Mr. Klotnia’s base salary was increased due to his additional responsibilities as head of Product Management and to recognize his successes with our partner network programs as we continued to experience success in enrolling partners and subscribers in our compliance management programs. Mr. Parkinson’s base salary was not adjusted in 2010 because he joined our company in August 2009.

The Compensation Committee authorized an increase, effective April 1, 2011, in the named executive officers’ base salaries to the following amounts: Mr. McCullen — $500,000; Mr. Iserloth — $275,000; and Mr. Bokor — $350,000. In addition, our CEO authorized an increase, effective April 1, 2011, in Mr. Klotnia’s base salary to $220,000. The base salary of our CEO was increased to compensate him for his anticipated responsibilities as the chief executive officer of a public company. Mr. Bokor’s base salary was subsequently reduced to $275,000, effective July 1, 2011.

In the future, we expect that salaries for our named executive officers will be reviewed annually, as well as at the time of a promotion or other change in level of responsibilities, or when competitive circumstances or business needs may require. As noted above, we expect that the Compensation Committee will recommend a compensation package that is consistent with our compensation philosophy.

Performance-based Cash Incentives

We pay annual performance-based cash incentives or bonuses in order to align the compensation of our named executive officers with our short-term operational and performance goals and to provide incentives for our named executive officers to meet those goals. During 2010, Messrs. McCullen, Iserloth and Bokor participated in our management bonus plan, while Mr. Parkinson participated in our sales bonus plan. Mr.  Klotnia was awarded a bonus outside of these two bonus plans.

The management bonus plan contemplated that bonuses would be paid based on the successful achievement of company-wide and individual objectives. The objectives were a combination of quantitative and qualitative metrics and did not include “threshold” or “maximum” targets. At the beginning of 2010, our management developed an operating budget that included a number of financial and operating targets that we expected to achieve during the course of the year. This budget was submitted to and approved by our board of directors. The operating budget was updated during the first six months of the year to account for the three acquisitions during that period. The quantitative and qualitative objectives for the management bonus plan were established by our CEO based on the operating budget and other financial and operating targets approved by our board of directors. The quantitative objectives were set in June 2010 following the three acquisitions that were completed during the year. The principal company-wide objectives for the management bonus plan were:

•	achieve a total revenue goal of $105.3 million for the year;

•	timely achievement of milestones with respect to our product “road map,” including product updates, new functionality, and new releases over the course of the year;

•	overall geographic expansion in the markets where we have a presence; and

•	infrastructure build-out in order to support our continued and expected growth and the potential of becoming a public company, including review of and, as appropriate, changes in or upgrades to our systems that support sales, human resources and finance functions; the addition of personnel in finance, human resources, IT and legal; and a review of our corporate structure.

With respect to individual objectives under the management bonus plan, our CEO had a significant amount of discretion in setting performance goals and determining whether those goals had been achieved. The individual performance goals for our CEO were established by our Compensation Committee, which also determined whether those goals were achieved. Performance goals were based principally on the named executive officer’s management function and related to the corporate targets approved by our board. The following summarizes the 2010 performance goals for Messrs. McCullen, Iserloth and Bokor:

Robert McCullen — President and Chief Executive Officer:

•	develop and implement policies that will encourage achievement of revenue growth goals;

•	manage key business partner relationships so that the company is well positioned for the future;

•	maintain a strong portfolio of pipeline products;

•	continue the development of the leadership team to ensure the long-term success of the company; and

•	ensure the appropriate infrastructure and reporting is in place to support a growing company.

Mark Iserloth — Chief Financial Officer:

•	play an integral role in the forecasting and business development processes and modeling activities necessary to evaluate and negotiate new projects to ensure that new projects provide returns in line with corporate goals;

•	maintain expense and capital spending in line with budgets and forecasts;

•	communicate appropriate performance metrics to enable measurement and adjustment of the company’s strategic direction; and

•	continue to build out the corporate and financial reporting infrastructure to support a public company.

Andrew Bokor — Executive Director, EMEA and APAC:

•	assume leadership over our EMEA/APAC operations;

•	standardize our delivery methodology; and

•	deliver on financial goals.

The sales bonus plan, on the other hand, focused primarily on the achievement of specific sales targets. As with the management bonus plan, our CEO had a significant amount of discretion in setting performance goals for Mr. Parkinson and determining whether those goals had been achieved. Mr. Parkinson’s sales targets under the 2010 sales bonus plan were separated into two product categories. For certain specified products, Mr. Parkinson had a sales target of $75.0 million in North America and LAC. For certain other products, Mr. Parkinson had a sub-target of $8.5 million of sales in North America and LAC.

Mr. Klotnia did not participate in either the management bonus plan or the sales plan. Our CEO had sole discretion to determine his performance goals and whether those goals were met during the year. The following summarizes the 2010 performance goals for Mr. Klotnia:

•	strengthen our partner network by adding new partners;

•	increase the rate of conversion of enrollees to subscribers;

•	provide leadership to the product management team;

•	build-out infrastructure to support network partners and small- and medium-sized business customers; and

•	improve and expedite the road map of our product development activities.

On March 4, 2011, our board of directors determined, based upon the recommendation of our CEO, that the corporate objectives under the management bonus plan had been achieved and approved bonus payments under the management bonus plan and sales bonus plan, subject to our CEO determining that individual performance goals for each of the participants (other than himself) under the management bonus plan and sales bonus plan had been satisfied.

Our CEO considered the following factors in making the recommendation to our board of directors that the company-wide objectives under the management bonus plan were achieved:

•	we achieved total revenue of $111.5 million for 2010, which exceeded the revenue target by 5.7% and represented revenue growth of 52.5% as compared to 2009;

•	we successfully identified, acquired and began the integration of three companies in the first half of 2010, which together added significantly to our portfolio of compliance enablement technologies;

•	TrustKeeper continued to experience success at supporting our growing subscriber base;

•	we continued to expand our compliance enablement offerings and capabilities, including introducing our end-to-end encryption solution, PenTest Manager, and Windows 7 support for our DataControl solution;

•	we achieved sales growth of 36% in EMEA as compared to 2009; and

•	we implemented a new sales tracking and reporting system, upgraded internal reporting capabilities and opened a new disaster recovery facility.

Following our board of directors approving the bonus payments, our CEO concluded that each of our named executive officers had satisfied his individual performance goals set forth above, and our board of directors determined that our CEO had satisfied his individual performance goals.

The size of the potential bonus payment for each named executive officer as a percentage of his base salary was determined at the time he was hired by us. The percentage was based primarily on general compensation practices in our industry with respect to similarly situated employees, but may have changed since the officer’s hiring as a result of changes in responsibility, tenure or achievement. The following table shows each named executive officer’s potential bonus payment as a percentage of 2010 base salary and his actual bonus payment in absolute terms and as a percentage of 2010 base salary.

	Potential Bonus Payment as a	Actual Bonus Payment
	Percentage of Base	as a Percentage of	Actual Bonus
Name	Salary(1)	Base Salary	Payment

Robert McCullen	50%	133%	$440,000
Mark Iserloth	30	43	110,500
Andrew Bokor	50	71	233,750
Douglas Klotnia	100	113	225,000
David Parkinson	100	137	274,844

(1)	For Messrs. McCullen, Iserloth and Bokor, each of the applicable percentages was determined based on the terms of the named executive officer’s employment agreement. For Messrs. Klotnia and Parkinson, each of the applicable percentages was determined by our CEO in accordance with the terms of the named executive officer’s employment agreement. See “— Employment Agreements.”

The size of the bonuses awarded to our named executive officers reflected the determination by our CEO and board of directors that the quantitative and qualitative performance goals under the management bonus plan and sales bonus plan established at the beginning of the year had been significantly exceeded. In particular, the bonus awards recognized our consistent quarter over quarter revenue growth during 2010 and significant overall revenue growth compared to 2009. Our CEO, Compensation Committee and board of directors also determined that the high achievement of individual objectives by our named executive officers warranted bonuses that were greater than the targeted level. In particular:

•	Mr. McCullen successfully developed a strong executive leadership team to prepare the company for an initial public offering;

•	Mr. Iserloth maintained expense and capital spending in line with budgets and forecasts despite significant revenue growth and three acquisitions during the course of the year, and led the build out of our internal reporting capabilities in preparation for an initial public offering;

•	Mr. Bokor relocated to London at our request to provide leadership to our growing business in EMEA and APAC;

•	Mr. Klotnia achieved sales to network partners that exceeded the target, and led the effort that resulted in a significant increase in our enrolled and subscriber base; and

•	Mr. Parkinson achieved total sales in North America and LAC of $68.4 million, or 91% of the target, and sales of $15.4 million with respect to the sub-target products, or more than 182% of the sub-target.

In determining the specific bonus amount to be awarded to each named executive officer, our Compensation Committee and CEO did not apply a formula or other uniform standard across all of our named executive officers. Rather, our Compensation Committee and CEO had broad discretion in making individual bonus determinations. Mr. McCullen received the most significant bonus as a percentage of his base salary due to his overall leadership of our company, including enacting the corporate policies and strategies in 2010 and prior years that led to our substantial growth. Each of Messrs. Iserloth, Bokor and Klotnia received a bonus award in an amount that reflected our Compensation Committee’s and our CEO’s determination of his overall leadership responsibilities, his contributions to the achievement of our operational and strategic goals and the extent to which his individual goals were achieved or exceeded. Mr. Parkinson’s bonus award was determined based upon substantial achievement of his target and sales that were significantly in excess of his sub-target.

Long-Term Equity Incentives

To date, our long-term incentive awards have primarily been in the form of stock options granted under the Trustwave Holdings, Inc. 2001 Stock Incentive Plan as amended from time to time, the “2001 Stock Incentive Plan.” We have used grants of stock options as our principal form of equity incentive because we believe stock options are an effective means to align the long-term interests of our executive officers with those of our stockholders. The options attempt to achieve this alignment by providing our executive officers with equity incentives that vest over time or upon the occurrence of certain events. The value of an option is at risk for the named executive officer and is entirely dependent on the value of a share of our stock. The value of our stock is dependent in many ways on management’s success in achieving our goals. If the price of our common stock drops, for any reason, over the vesting period of the option, the value of the option to the executive will drop and could become worthless. We did not make any grants of stock options to our named executive officers in 2010. On March 4, 2011, the board of directors approved option grants to Mr. Iserloth (option to purchase 25,000 shares) and Mr. Klotnia (option to purchase 42,500 shares) under the 2001 Stock Incentive Plan. On July 8, 2011, the board of directors approved option grants under the 2011 Incentive Plan to certain of our executive officers, including our named executive officers, in connection with our initial public offering. Mr. McCullen will receive options to purchase 50,000 shares of our common stock and each of Messrs. Iserloth, Bokor and Klotnia will receive options to purchase 25,000 shares of our common stock, in each case at an exercise price equal to the initial public offering price of our common stock. For a detailed discussion of the 2011 Incentive Plan, see “—2011 Cash and Equity Incentive Plan.”

Generally, a stock option award is made in the year that an executive officer commences employment. The size of each option award is intended to offer the executive a meaningful opportunity for stock ownership relative to his or her position and reflects our Compensation Committee’s assessment of market conditions affecting the position as well as the individual’s potential for future responsibility within our company. After the initial option grant, additional options may be granted in the discretion of our Compensation Committee or board of directors. Historically, we have not granted additional options on an annual basis to executives or other employees, although we do evaluate individual performance annually. However, additional options have been granted to executives on a case-by-case basis where our Compensation Committee determines that such grants are appropriate or necessary to reward exceptional performance (including upon promotions) or to retain individuals when market conditions change. The size of additional option grants are determined by our Compensation Committee or our board of directors and are typically based on the recommendations of our CEO (except with respect to his own option grants).

Outstanding stock options generally have an exercise price at least equal to the fair market value of our common stock on the grant date, generally vest over four years (with 25% of the option shares vesting after one year of service and the remainder vesting in equal installments at the end of each quarter thereafter) and have a ten year term. The stock options that have been granted to Mr. Iserloth prior to 2011 will vest upon the completion of this offering. Prior to our initial public offering, the fair market value of our common stock was established by use of a third party to contemporaneously value our common stock using a variety of methods. Following our initial public offering, the fair market value of our common stock will be the closing price of our stock on The NASDAQ Global Market. As a privately owned company prior to the date of our initial public offering, we had not established a program, plan or practice pertaining to the timing of stock option grants in relation to the release of material non-public information. Our Compensation Committee intends to evaluate our grant practices from time to time in the future and change them as it deems necessary and appropriate.

We may in the future grant other forms of equity incentives, subject to the Compensation Committee’s discretion, to ensure that our executives are focused on long-term value creation. We expect that the Compensation Committee will periodically review the equity awards previously awarded to management, the performance of our business and the performance of our stock. We expect that the Compensation Committee will establish levels of equity incentive holdings for our named executive officers such that the portion of overall compensation that is variable is consistent with our pay-for-performance philosophy and competitive within our industry. The Compensation Committee is expected to determine appropriate levels of equity awards following the completion of this offering based on these factors and may make additional grants.

Summary of 2001 Stock Incentive Plan

The 2001 Stock Incentive Plan allows for the grant of stock options (both incentive and non-qualified) and stock awards (both restricted and nonrestricted) each, an “award.” The purpose of the 2001 Stock Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with an ownership interest in conjunction with our long-term success. The following is a summary of the material terms of the 2001 Stock Incentive Plan, but does not include all of the provisions of the 2001 Stock Incentive Plan. For further information about the 2001 Stock Incentive Plan, we refer you to the complete copy of the 2001 Stock Incentive Plan, which we have filed as an exhibit to the registration statement, of which this prospectus is a part. Upon adoption of the 2011 Incentive Plan no further grants will be made under our 2001 Stock Incentive Plan, provided that grants outstanding under the 2001 Stock Incentive Plan will continue to be governed by such plan.

Administration.  The 2001 Stock Incentive Plan is currently administered by our board of directors. Our board has full authority to administer and interpret the 2001 Stock Incentive Plan, to grant awards under the 2001 Stock Incentive Plan, to determine the persons to whom awards will be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award and to make all other determinations in connection with the 2001 Stock Incentive Plan and the awards thereunder as the board deems necessary or desirable.

Available Shares.  As of March 31, 2011, the aggregate number of shares of common stock with respect to which awards may be granted under the 2001 Stock Incentive Plan was 6,913,989, which may be either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury, of which there were 953,384 shares of common stock available for grant. The number of shares with respect to which awards may be granted under the 2001 Stock Incentive Plan may be adjusted, in the discretion of our board of directors, in the event that we affect a stock dividend or stock split or there occurs any other event which necessitates such adjustment. In general, if awards under the 2001 Stock Incentive Plan are for any reason cancelled or forfeited or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2001 Stock Incentive Plan.

Eligibility for Participation.  Our directors, officers, employees and nonemployee consultants are eligible to receive awards under the 2001 Stock Incentive Plan. The selection of participants is made by our board of directors.

Grant Agreements.  Awards granted under the 2001 Stock Incentive Plan are evidenced by grant agreements, which need not be identical, that provide additional terms, conditions, restrictions and limitations covering the grant of the award, including additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change in control or conditions regarding the participant’s employment, as determined by our board. Each stock option granted under the plan may be a nonqualified stock option or an “incentive stock option” within the meaning of the Code.

Our board of directors determines the number of shares of our common stock subject to each award, the term of each award, which may not exceed ten years, the exercise price, the vesting schedule, if any, and the other material terms of each award. Generally, no stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant. However, in 2002, we granted an aggregated of 679,678 stock options to purchase shares of our Class A common stock at an exercise price of $0.04 per share, which was less than the fair market value of a share of our Class A common stock at the time of grant. Stock options will be exercisable at such time or times and subject to such terms and conditions as determined by our board at grant and the exercisability of such options may be accelerated by our board.

Additional Executive Benefits

We provide our named executive officers with benefits that our board of directors believes are reasonable and in the best interests of our company and our stockholders. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our named executive officers, including retirement plans, life insurance benefits, paid vacation and other benefits described below. The Compensation Committee, in its discretion, may revise, amend or add to an officer’s benefits if it deems it advisable. We believe these benefits are generally equivalent to benefits provided by comparable companies.

Retirement Plan Benefits.  We sponsor a 401(k) defined-contribution plan, or the “401(k) Plan” covering substantially all eligible employees, including our named executive officers. Employee contributions to the 401(k) Plan are voluntary. We contribute an amount equal to 50% of the first 6% of the eligible compensation contributed by a participant. Employer contributions vest immediately. Contributions by participants are limited to their annual tax deferred contribution limit as allowed by the Internal Revenue Service. Our total matching contributions to the 401(k) Plan were $1.0 million for the year ended December 31, 2010.

Health and Welfare Benefits.  We offer medical, dental, vision, life insurance, long-term disability insurance and accidental death and dismemberment insurance for all eligible employees. Our named executive officers are eligible to participate in these benefits on the same basis as all other employees.

Accounting and Tax Considerations

In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Section 162(m) of the Code. Section 162(m) generally limits the deductibility of compensation paid to our named executive officers to $1 million during any fiscal year unless such compensation is “performance-based” under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an initial public offering, compensation paid under a plan or agreement that existed prior to the initial public offering will not be subject to Section 162(m) until the earlier of (1) the expiration of the plan or agreement; (2) a material modification of the plan or agreement; (3) the issuance of all employer stock and other compensation that has been allocated under the plan; or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the initial public offering, or the “Transition Date.” After the Transition Date, rights or awards granted under the plan, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

Our compensation program is intended to maximize the deductibility of the compensation paid to our named executive officers to the extent that we determine it is in our best interests. Consequently, we may rely on the exemption from Section 162(m) afforded to us by the transition rule described above for compensation paid pursuant to our pre-existing plans.

Many other Code provisions, SEC regulations and accounting rules affect the payment of executive compensation and are generally taken into consideration as programs are developed. Our goal is to create and maintain plans that are efficient, effective and in full compliance with these requirements.

Compensation Tables

The following tables provide information regarding the compensation earned by our named executive officers during the year ended December 31, 2010.

Summary Compensation Table

The following table shows the compensation earned by our named executive officers during the year ended December 31, 2010.

		Non-Equity
		Incentive Plan	All Other
Name and	Salary	Compensation	Compensation	Total
Principal Position	($)(1)	($)	($)(2)	($)

Robert McCullen	328,125	440,000	13,675	781,800
Chairman, Chief Executive Officer and President
Mark Iserloth	258,750	110,500	20,913	390,163
Chief Financial Officer
Andrew Bokor	328,125	233,750	154,477 (3)	716,352
Executive Director, EMEA and APAC
Douglas Klotnia	197,969	225,000	20,695	443,664
Executive Vice President, Payment Services and Channel Sales
David Parkinson(4)	200,000	274,844	21,582	496,426
Executive Vice President, Field Operations, Americas

(1)	The salary amounts listed in the table for Messrs. McCullen, Iserloth, Bokor and Klotnia differ from the base salaries listed for such named executive officers in the section entitled “—Compensation Discussion and Analysis—Elements of Compensation—Base Salary” because those base salaries became effective on February 1, 2010.
(2)	The following table details “All Other Compensation” paid to each of our named executive officers during the year ended December 31, 2010:

		Executive
	Executive	life and			401(k)
	health	disability	Housing	Relocation	company
	benefits	insurance	allowance	benefits	match	Total
Name	($)	($)	($)	($)	($)	($)

Robert McCullen	13,535	140	—	—	—	13,675
Mark Iserloth	13,535	140	—	—	7,238	20,913
Andrew Bokor	11,027	428	87,928	55,094	—	154,477
Douglas Klotnia	13,067	140	—	—	7,488	20,695
David Parkinson	13,535	140	—	—	7,907	21,582

(3)	In connection with Mr. Bokor assuming the position of Executive Director, EMEA and APAC and relocating to London, we agreed to pay to Mr. Bokor the difference between his actual income tax liability for 2010 and his estimated income tax liability assuming he had been located in the United States during the year. The amount of any such payment has not yet been determined and, as a result, we have not included any such payment in the table above.

(4)	Mr. Parkinson’s employment with us was terminated on May 20, 2011.

Grants of Plan-based Awards

During 2010, each of our named executive officers participated in either our 2010 management bonus plan or our 2010 sales bonus plan in which each officer was eligible for awards set forth under “Estimated potential payouts under non-equity incentive plan awards” below. The actual payout for the named executive officers is set forth above under the “Non-equity incentive plan compensation” column of the Summary Compensation Table. For a detailed discussion of our 2010 management bonus plan, refer to “— Compensation Discussion and Analysis — Elements of Compensation-Performance-based Cash Incentives.”

We did not make any grants of stock options or restricted stock to our named executive officers during 2010.

	Estimated Future Payouts
	Under Non-Equity Incentive
	Plan Awards(1)
	Threshold	Target	Maximum
Name	($)	($)(1)	($)

Robert McCullen	—	165,000	—
Mark Iserloth	—	78,000	—
Andrew Bokor	—	165,000	—
Douglas Klotnia	—	200,000	—
David Parkinson	—	200,000	—

(1)	The amounts set forth under “Target” only include the amount payable under the 2010 management bonus plan and 2010 sales bonus plan. There were no “Threshold” or “Maximum” amounts established for the 2010 management bonus plan or 2010 sales bonus plan. Mr. Klotnia did not participate in either the 2010 management bonus plan or the 2010 sales bonus plan, and the amount set forth under “Target” was the amount payable as a bonus to Mr. Klotnia outside of these two bonus plans.

Outstanding Equity Awards at Fiscal Year-end

The table below sets forth certain information regarding the outstanding option awards held by our named executive officers as of December 31, 2010. All of the option awards were issued under our 2001 Stock Incentive Plan. For further information regarding our 2001 Stock Incentive Plan, including the vesting schedules of the awards granted thereunder, see “— Compensation Discussion and Analysis — Equity Incentives.” We have not granted any restricted stock awards to our named executive officers.

			Number of
			Securities
		Number of Securities	Underlying
		Underlying	Unexercised
		Unexercised Options	Options	Option	Option
		Exercisable	Unexercisable	Exercise Price	Expiration
Name	Grant Date	(#)	(#)	($)	Date

Robert McCullen	—	—	—	—	—
Mark Iserloth(1)	12/9/2009	1,875	5,625	3.16	12/8/2019
	5/12/2008	78,125	46,875	3.12	4/6/2018
Andrew Bokor	—	—	—	—	—
Douglas Klotnia(2)	12/9/2009	6,250	18,750	3.16	12/8/2019
	3/9/2009	16,406	21,093	2.88	3/8/2019
	5/10/2007	43,750	6,250	2.56	5/9/2017
	8/9/2006	6,250	—	0.84	8/8/2016
David Parkinson(3)	12/9/2009	31,250	68,750	3.16	8/25/2019

(1)	The options granted to Mr. Iserloth are subject to vesting as follows:

Date of Grant	Number of Shares	Vesting Schedule

12/9/2009	7,500	25% on December 8, 2010 and 6.25% on each quarterly anniversary thereafter
5/12/2008	125,000	25% on April 7, 2009 and 6.25% on each quarterly anniversary thereafter

(2)	The options granted to Mr. Klotnia vest as follows: 25% on the one year anniversary of the date of grant and 6.25% on each quarterly anniversary thereafter.
(3)	The options granted to Mr. Parkinson vest as follows: 25% on August 26, 2010, the one year anniversary of the date he began his employment with us, and 6.25% on each quarterly anniversary thereafter.

Option Exercises and Stock Vested

There were no option awards exercised by any of our named executive officers during 2010, and none of our named executive officers hold any other stock awards, including any that vested during 2010.

Restricted Stock Unit Exercises and Shares Vested

None of our named executive officers hold any restricted stock awards or other stock awards, including any that vested during 2010.

Pension Benefits

We did not sponsor any qualified or nonqualified defined benefit plans during 2010. Our board of directors or Compensation Committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Deferred Compensation

We do not currently provide any deferred compensation program or benefits but may elect to do so in the future.

Employment Agreements

We have employment agreements with each of our named executive officers. All of these employment agreements have similar terms and conditions as summarized below. Each agreement provides, among other things:

•	that the agreement is effective until either party gives the other party notice of termination;

•	a compensation package that includes an annual base salary, an annual or quarterly bonus opportunity with a bonus target being not less than a specified percentage of the executive’s base salary and eligibility to participate in stock option plans, 401(k) plan, group life insurance, medical coverage and other employee benefit plans that we have adopted for our employees;

•	intellectual property assignment and non-disclosure provisions;

•	a non-competition provision that prohibits, during the executive’s employment and for one year thereafter (or, in the case of Mr. Parkinson, six months), the executive from directly or indirectly owning, managing, operating, controlling or being employed by any business that directly competes with us or any of our subsidiaries; and

•	non-solicitation provisions that prohibit, during the executive’s employment and for one year thereafter, the executive from persuading or attempting to persuade any existing customer or agent with which we have a contract to cease doing business with or reduce the amount of business that they conduct with us or any of our subsidiaries or hiring, attempting to recruit or soliciting for hire any person who has been employed by us or any of our subsidiaries within the preceding twelve months.

The employment agreements for each of Messrs. McCullen, Bokor and Iserloth provide for acceleration of all unvested stock options upon a change of control. In addition, Mr. Iserloth’s unvested stock options granted in May 2008 and December 2009 will vest upon completion of this offering pursuant to the terms of his employment agreement. Messrs. McCullen and Bokor do not have any outstanding stock options.

In the event we terminate the executive’s employment without “cause” (as defined below) or the executive terminates his employment for “good reason” (as defined below), then the executive is entitled to: (i) severance equal to one year of his base salary (or, in the case of Mr. Parkinson, six months of his base salary); (ii) a prorated bonus for the year during which the termination occurs if the performance objectives and criteria under the company bonus plan are achieved and other senior executives receive bonuses (other than Mr. Klotnia, whose bonus is paid quarterly if earned and is not tied to whether other senior executives receive bonuses); and (iii) continuation of health insurance benefits for one year (or, in the case of Mr. Parkinson, six months), in each case conditioned upon the executive signing a general release within 45 days after his termination date. The executive is also entitled to be paid his accrued salary through his termination date, a cash payment equal to the executive’s accrued, unused vacation prorated for the portion of the year worked and a bonus for the prior year (or, in the case of Mr. Klotnia, the prior quarter) if the performance criteria and objectives under the company bonus plan were achieved, to the extent such bonus has not been paid.

Under the employment agreements, “cause” means: (i) the executive’s willful and intentional disregard of instructions of the board (or, in the case of Messrs. Iserloth, Parkinson and Klotnia, our CEO) which, in the board’s or our CEO’s, as applicable, reasonable good faith judgment, has caused or will cause substantial and material injury to our business; (ii) a material breach by the executive of his duties under his employment agreement which is willful, deliberate or grossly negligent or committed in bad faith; (iii) a conviction of, or plea of “guilty” or “no contest” to, a felony or the commission of any act or omission involving disloyalty, fraud or moral turpitude with respect to Trustwave; (iv) a breach of the confidentiality, non-competition or non-solicitation provisions of his employment agreement; (v) the executive’s use of alcohol or illegal drugs which materially interferes with the performance of the executive’s duties under his employment agreement; or (vi) the executive’s material, knowing and intentional failure to comply with applicable laws with respect to the execution of our business and operations if, in the board’s judgment, such failure has caused or will cause substantial and material injury to our business.

Under the employment agreements, “good reason” means: (i) the executive’s duties of responsibility have been materially reduced from the duties or level of responsibility set forth in his employment agreement; (ii) we require the executive to relocate his principal place of work more than 25 miles from the Chicago, Illinois metropolitan area (or, in the case of Mr. Parkinson, 50 miles from the Boston, Massachusetts metropolitan area); or (iii) any other material failure by us to comply with material provisions of the executive’s employment agreement which continues for more than 30 days after written notice of such noncompliance from the executive.

Mr. Parkinson’s employment with us was terminated without cause on May 20, 2011. In connection with his termination, we entered into a general release with Mr. Parkinson pursuant to which we agreed to additional termination payments and benefits for Mr. Parkinson. See “— Potential Payments Upon Termination and Change in Control.”

Potential Payments Upon Termination and Change in Control

The table below summarizes the compensation payable to each of our named executive officers in the event we terminate his employment with us without cause or the officer resigns for good reason. The table reflects amounts payable to our named executive officers assuming his employment terminated on December 31, 2010. The information assumes that the named executive officer executed a general release of claims against us within 45 days of his termination date.

		Termination
		Without Cause or	Death and	Change in
Name	Benefit	for Good Reason	Disability(1)	Control

Robert McCullen	Base salary continuation	$330,000	—	—
	Bonus(2)	165,000	—	—
	Continuation of benefits(3)	19,304	—	—
	Vesting of options(4)	—	—	—

	Total	$514,304	—	—
Mark Iserloth	Base salary continuation	$260,000	—	—
	Bonus(2)	78,000	—	—
	Continuation of benefits(3)	19,304	—	—
	Vesting of options	100% of unvested options	100% of unvested options	100% of unvested options

	Total	$357,304	—	—
Andrew Bokor	Base salary continuation	$330,000	—	—
	Bonus(2)	165,000	—	—
	Continuation of benefits(3)	18,500	—	—
	Vesting of options(4)	—	—	—

	Total	$513,500	—	—
Douglas Klotnia	Base salary continuation	$200,000	—	—
	Bonus(2)	100,000	—	—
	Continuation of benefits(3)	18,580	—	—
	Vesting of options	100% of unvested options	100% of unvested options	—

	Total	$318,580	—	—
David Parkinson(5)	Base salary continuation	$100,000	—	—
	Bonus(2)	100,000	—	—
	Continuation of benefits(3)	9,652	—	—
	Vesting of options	Options vesting within 1 year of termination date will vest	—	—

	Total	$209,652	—	—

(1)	In addition to option acceleration for certain of our named executive officers, in the event of death or disability, each named executive officer is entitled to receive: (i) his base salary through the date of termination, (ii) a cash amount equal to the executive’s accrued, unused vacation prorated for the portion of the year worked, (iii) a bonus, if any, earned for the prior fiscal year (or prior quarter, in the case of Mr. Klotnia), to the extent not paid as of the executive’s termination date and (iv) a pro rata bonus for the fiscal year (or, in the case of Mr. Klotnia, a pro rata bonus for the quarter) during which the termination occurs that would have been earned and paid absent termination, provided, in the case of Messrs. McCullen, Iserloth, Bokor and Parkinson, such pro rata bonus shall be paid only if we paid bonuses to other senior executives for such fiscal year.
(2)	In the event of termination without cause or for good reason, each named executive officer is entitled to receive a pro rata bonus for the fiscal year (or, in the case of Mr. Klotnia, a pro rata bonus for the quarter) during which the termination occurs that would have been earned and paid absent termination, provided, in the case of Messrs. McCullen, Iserloth, Bokor and Parkinson, such pro rata bonus shall be paid only if we paid bonuses to other senior executives for such fiscal year.
(3)	Amounts shown for continuation of benefits represent estimates for the continuation of health insurance for one year (or six months, in the case of Mr. Parkinson pursuant to the terms of his employment agreement on December 31, 2010) following the executive’s termination.

(4)	Although their employment agreements provide for the acceleration of all unvested stock options in the event of termination without cause or for good reason, termination upon death or disability or upon a change of control, neither Mr. McCullen nor Mr. Bokor had any outstanding options as of December 31, 2010.

(5)	Mr. Parkinson’s employment with us was terminated without cause on May 20, 2011. In connection with his termination, we entered into a general release with Mr. Parkinson pursuant to which Mr. Parkinson agreed to release us from any and all claims which he may ever had or may presently have against us arising from the beginning of time up to and including the date of the release, including all matters in any way related to his employment by us. Pursuant to the release, we agreed to the following changes to Mr. Parkinson’s termination payments and benefits: (i) severance of $200,000, which is equal to one year of his base salary (instead of six months as provided in his employment agreement), (ii) continuation of health insurance benefits for one year at an estimated cost of $19,034 (instead of six months as provided in his employment agreement) and (iii) immediate vesting of all of his 62,500 unvested stock options (instead of accelerated vesting of only the unvested stock options that were scheduled to vest within one year of his termination date as provided in his employment agreement). In addition, Mr. Parkinson received accrued and unpaid vacation of $24,615 and is expected to receive a bonus in an amount to be determined under his 2011 sales bonus plan.

With respect to outstanding options held by our named executive officers, our 2001 Stock Incentive Plan generally provides that, in the event of a change in control, our board of directors may take one or more of the following actions with respect to outstanding options: (i) each outstanding option will be assumed or an equivalent award substituted by the successor corporation or an affiliate thereof, or (ii) such options will terminate and each optionholder will receive in exchange a cash payment equal tot the amount (if any) by which (a) the per share consideration to be paid for each outstanding share of our capital stock in the change of control multiplied by the number of shares subject to the outstanding options exceeds (b) the aggregate exercise price of such options.

Under the 2001 Stock Incentive Plan, “change of control” is defined as any of the following events: (i) any person(s) or a group of related persons becomes the beneficial owner of our securities representing 50% or more of the combined voting power represented by our then outstanding voting securities; (ii) the consummation of a merger or consolidation of our company with any other entity in which our stockholders own less than 50% of the shares of the surviving entity; (iii) the liquidation or dissolution of our company; or (iv) the consummation of the sale or other disposition by us of all or substantially all of our assets.

Director Compensation

During 2010, we did not make any compensation payments to our directors. We did reimburse all directors for reasonable out-of-pocket expenses they incurred in connection with their service as directors, including those incurred in connection with attending all board and committee meetings. In addition, we issued a warrant to Mr. Harvey, one of our directors, in connection with him joining our board of directors on September 22, 2010. See “Certain Relationships and Related Party Transactions—Other Transactions and Agreements.”

We adopted a compensation policy with respect to our directors in contemplation of the completion of this offering. All members of our board of directors that are not employed by the Company or one of its subsidiaries are entitled to receive compensation for their services to the board of directors and related committees pursuant to the policy described below.

Following this offering, the annual fees paid to our non-employee directors will be as follows:

Description	Amount

Annual Retainer	$25,000

Committee Member Retainer	$5,000 for membership on the Audit Committee, Compensation Committee or Nominating and Corporate Governance Committee

Additional Retainer for Chair of Committee	$10,000 for Audit Committee $5,000 for Compensation Committee or Nominating and Corporate Governance Committee

All directors will also be entitled to be reimbursed for their reasonable expenses to attend meetings of our board and related committees and otherwise attend to our business.

In addition, following this offering, our non-employee directors will be entitled to the following equity awards:

Initial Option Grant.  Messrs. Bertrand, Hosp and Hunn, and each non-employee director elected or appointed to our board following the completion of this offering, will receive an option to purchase 12,500 shares of our common stock in connection his or her initial election or appointment. These options will have an exercise price equal to the closing price of our common stock on the grant date (or as of the next succeeding business day if the grant date is not a trading date) and will vest as follows: 25% will vest immediately and the remainder will vest in equal annual installments over the three-year period following the grant date beginning on the first anniversary of the grant date. The options granted to Messrs. Bertrand, Hosp and Hunn will have an exercise price equal to the initial public offering price of our common stock.

Annual Option Grant.  On an annual basis, each of our non-employee directors then in office will receive an option to purchase 10,000 shares of our common stock. These options will have an exercise price equal to the closing price of our common stock on the grant date (or as of the next succeeding business day if the grant date is not a trading date) and will vest in equal quarterly installments over the one-year period following the grant date.

In addition, we expect to grant each of Messrs. Bertrand, Hosp and Hunn 10,000 shares of restricted common stock as additional compensation for joining our board, and we expect to grant each of Ms. Marshall and Mr. Nelson 100,000 shares of restricted common stock as compensation for joining our board. The restricted stock will vest as follows: 25% will vest immediately and the remainder will vest in equal annual installments over the three-year period following the grant date beginning on the first anniversary of the grant date.

Director and Officer Indemnification and Limitation of Liability

We have entered into indemnification agreements with certain of our officers and directors pursuant to which we have agreed to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company or one of our subsidiaries, and to advance expenses as incurred by or on behalf of such person in connection therewith.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders or (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law.

In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

2011 Cash and Equity Incentive Plan

In June 2011, our board of directors and stockholders approved the Trustwave Holdings, Inc. 2011 Cash and Equity Incentive Plan, or the “2011 Incentive Plan,” effective as of the completion of this offering. In connection with the effectiveness of the 2011 Incentive Plan, no further grants will be made under our 2001 Stock Incentive Plan, provided that grants outstanding under the 2001 Incentive Plan will continue to be governed by such plan. The 2011 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock and other cash and stock-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2011 Incentive Plan. The purpose of the 2011 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them a proprietary interest in our long-term success or compensation based on their performance in fulfilling their responsibilities to our company. Set forth below is a summary of the material terms of the 2011 Incentive Plan. This summary does not include all of the provisions of the 2011 Incentive Plan. For further information about the 2011

Incentive Plan, we refer you to the complete copy of the 2011 Incentive Plan, which we have filed as an exhibit to the registration statement, of which this prospectus is a part.

Administration.  The 2011 Incentive Plan is administered by a committee designated by our board of directors, or our Compensation Committee. Among the committee’s powers are to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2011 Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2011 Incentive Plan as it deems necessary or proper. The committee has full authority to administer and interpret the 2011 Incentive Plan, to grant discretionary awards under the 2011 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2011 Incentive Plan and the awards thereunder as the committee deems necessary or desirable and to delegate authority under the 2011 Incentive Plan to our executive officers.

Available Shares.  The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2011 Incentive Plan or with respect to which awards may be granted may not exceed 3,000,000 shares, which will be automatically increased on January 1 of each year the 2011 Incentive Plan is in effect by the least of (i) 3.0% of the total number of shares outstanding on the last day of the immediately preceding year, (ii) 1,500,000 shares or (iii) a lesser amount determined by the board of directors. The number of shares available for issuance under the 2011 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the number of outstanding shares of our common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2011 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2011 Incentive Plan.

Eligibility for Participation.  Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2011 Incentive Plan.

Award Agreement.  Awards granted under the 2011 Incentive Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the committee.

Stock Options.  The committee may grant nonqualified stock options and incentive stock options to purchase shares of our common stock only to eligible employees. The committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% or greater stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the committee.

Stock Appreciation Rights.  The committee may grant stock appreciation rights, or “SARs,” either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, or “Tandem SAR,” or independent of a stock option, or “Non-Tandem SAR.” A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2011 Incentive Plan, or such other event as the committee may designate at the time of grant or thereafter.

Restricted Stock.  The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally will have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth in the 2011 Incentive Plan and are discussed in general below.

Other Stock-Based Awards.  The committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2011 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2011 Incentive Plan and discussed in general below.

Other Cash-Based Awards.  The committee may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the committee may accelerate the vesting of such award in its discretion.

Performance Awards.  The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the committee. Based on service, performance or other factors or criteria, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals.  The committee may grant awards of restricted stock, performance awards, and other cash or stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) gross revenues; (2) net revenues; (3) annual recurring net or gross revenues; (4) license revenues; (5) services revenues; (6) gross profit; (7) gross margin; (8) operating income; (9) operating margin; (10) net income (before or after taxes); (11) net margin (before or after taxes) margin; (12) earnings before interest and taxes; (13) earnings before interest and taxes margin; (14) earnings before interest, tax, depreciation and amortization; (15) earnings before interest, tax, depreciation and amortization margin; (16) adjusted earnings before interest, tax, depreciation and amortization; (17) adjusted earnings before interest, tax, depreciation and amortization margin; (18) earnings per share; (19) revenue growth, as to either gross or net revenues; (20) gross margin growth; (21) cash flow; (22) working capital; (23) gross profit return on investment; (24) gross margin return on investment; (25) return on equity; (26) return on assets; (27) return on capital; (28) return on invested capital; (29) total shareholder return; (30) economic value added; (31) sales or market share; (32) reduction in operating expenses; (33) specified objectives with regard to limiting the level of increase in all or a portion of the Company’s bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee; (34) the fair market value of a share of common stock; (35) the growth in the value of an investment in the common stock assuming the reinvestment of dividends or (36) other objective milestones.

To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the committee. In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control.  In connection with a change in control, as defined in the 2011 Incentive Plan, the committee may accelerate vesting of outstanding awards under the 2011 Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights.  Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination.  Notwithstanding any other provision of the 2011 Incentive Plan, our board of directors may at any time amend any or all of the provisions of the 2011 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2011 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability.  Awards granted under the 2011 Incentive Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards.  The 2011 Incentive Plan provides that awards granted under the 2011 Incentive Plan are subject to any recoupment policy we may have in place regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.

Effective Date.  The 2011 Incentive Plan was approved by our board of directors and stockholders in June 2011 and will become effective upon the completion of this offering.

2011 Employee Stock Purchase Plan

In July 2011, our board of directors approved the Trustwave Holdings, Inc. 2011 Employee Stock Purchase Plan, or the “ESPP,” subject to approval by our stockholders. The ESPP will be effective as of the completion of this offering. The ESPP is designed to encourage employees to become stockholders and to increase their ownership of our common stock. The ESPP is intended to comply with the requirements of Section 423 of the Code and to assure the participants of the tax advantages provided thereby. In order for the transfer of stock under the ESPP to qualify for this treatment, the ESPP must be approved by our stockholders within 12 months of the plan’s adoption.

A total of 300,000 shares of our common stock will be authorized for issuance under the ESPP (of which, up to 60,000 shares may be purchased per option period). The number of shares of common stock initially authorized for issuance under the ESPP is subject to adjustment by the committee in the event of a recapitalization, stock split, stock dividend, extraordinary cash dividend or similar corporate transaction.

Administration.  The ESPP will be administered by a committee designated by our board of directors, which we expect to be our Compensation Committee. The committee’s interpretations and decisions in respect of the ESPP will be final and conclusive. The committee will have the authority to appoint an employee as plan manager and to delegate authority to the plan manager, at its discretion, with respect to the administration of the ESPP.

Eligibility.  Participation in the ESPP is limited to employees who have at least 90 days of continuous service and who complete the enrollment procedures established by us. No employee may participate in the ESPP if such employee possesses five percent (5%) or more of the total combined voting power of all classes of stock of the Company or any subsidiary.

Option Period.  Unless the committee determines otherwise before the beginning of an option period, each option period will commence at six month intervals on each April 1 and October 1 over the term of the ESPP, and each option period will last for six months, ending on March 31 or September 30, as the case may be. The initial option period is expected to commence on October 1, 2011, subject to the consummation of this offering.

Participation in an Offering.  Payment for shares of common stock purchased under the ESPP will be made by authorized payroll deductions. Such deductions shall be at least one percent (1%) but not more than ten percent (10%) of an employee’s base salary. An employee may not increase or decrease the deduction during an option period. A participant may change the percentage deduction for any subsequent option period by notifying us prior to the end of the current option period. A participant may discontinue payroll deductions during an option period, and become a participant for a later option period by notifying us in accordance with the procedures established by us. The maximum number of shares of common stock that may be purchased by each participant in the ESPP in any option period is 5,000 shares. Unless otherwise determined by the committee, shares delivered to a participant may not be transferred or sold during the six month period following delivery of shares to the participant.

Purchase Price.  The price per share of the common stock sold to ESPP participants will be not less than the lesser of (a) eight-five percent (85%) of the fair market value of such share on the last date of an option period and (b) eight-five percent (85%) of the fair market value of such share on the first date of an option period. The fair market value of the shares of the common stock which may be purchased by any participant may not exceed $25,000 during any calendar year or an amount equal to ten percent (10%) of the participant’s annualized base salary in effect at the start of the option period.

Adjustment Upon Change in Capitalization.  In the event that adjustments are made in the number of outstanding shares of common stock or such shares are exchanged for a different class of stock of the Company or for shares of stock of any other corporation by reason of merger, consolidation, stock dividend, stock split or otherwise, the committee may make appropriate adjustments in (i) the number and class of shares or other securities that may be reserved for purchase, or purchased, hereunder, and (ii) the option price per share. All such adjustments will be made in the sole discretion of the committee.

Amendment and Termination of the ESPP.  Our board of directors or the committee may amend the ESPP at any time. Without approval of stockholders, however, no such amendment may increase the aggregate number of shares reserved under the ESPP, materially increase the benefits accruing to participants or materially modify the requirements as to eligibility for participation.

Termination of Eligibility; Withdrawal.  If a participant ceases to be eligible under the ESPP for any reason, the dollar amount and the number of unissued shares in such participant’s account will be refunded or distributed to the participant. A participant may withdraw from the ESPP at any time by filing a notice of withdrawal prior to the close of business on an exercise date. Upon withdrawal, the entire amount in a participant’s account shall be refunded to him or her without interest. Any participant who withdraws from the ESPP may again become a participant by re-enrolling in accordance with the procedures established by us.

Term of the ESPP.  The ESPP will continue in effect through and including September 30, 2021 unless terminated prior thereto by our board of directors or the committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2011, after giving effect to the Recapitalization, including the conversion of our outstanding Class A common stock, Class B common stock and preferred stock into a single class of common stock and the one-for-four reverse stock split in connection therewith, and the anticipated beneficial ownership percentages immediately following this offering, by:

•	each person or group who is known by us to own beneficially more than 5% of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Each stockholder’s percentage ownership before the offering is based on 32,253,219 shares of our common stock outstanding as of June 30, 2011, as adjusted to give effect to the Recapitalization. Each stockholder’s percentage ownership after the offering is based on          shares of our common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to           additional shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2011 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

		Percentage of Shares
	Shares	Beneficially Owned
	Beneficially	Before the	After the
	Owned	Offering	Offering

5% Stockholders:
FTV Capital(1)	4,794,206	14.9%		%
MBK Ventures, LLC(2)	5,572,177	17.3
DBRC Investments, LLC(3)	1,640,402	5.1
First Analysis Funds(4)	2,311,273	7.2
SRBA #5, L.P.(5)	1,816,903	5.6
Named Executive Officers and Directors:
Robert McCullen(6)	5,572,177	17.3
Mark Iserloth(7)	132,500	*
Andrew Bokor(8)	5,572,177	17.3
Douglas Klotnia(9)	86,718	*
David Parkinson	100,362	*
William Bertrand, Jr.	—	—
Kevin Bradford	830,479	2.6
Richard Garman(10)	4,794,206	14.9
Stuart Harvey(11)	125,000	*
Walter Hosp	—	—
L. Neil Hunn	—	—
Richard Kiphart(12)	2,555,841	7.9
Ruth Ann Marshall	—	—
Zachary Nelson	—	—
Timothy Nicholson(13)	93,750	*
Joseph Patanella(14)	1,587,545	4.9
Howard Smith(15)	2,311,273	7.2
All executive officers and directors as a group (17 persons)	18,161,725	56.3%		%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Includes: (i) 3,122,834 shares of common stock held by Financial Technology Ventures II (Q), L.P., or “FTV (Q),” (ii) 18,549 shares of common stock held by Financial Technology Ventures II, L.P., or “FTV II,” (iii) 1,527,525 shares of common stock held by FTVentures III, L.P., or “FTV III,” (iv) 75,820 shares of common stock held by FTVentures III-N, L.P., or “FTV III-N,” and (v) 49,478 shares of common stock held by FTVentures III-T, or “FTV III-T.” Financial Technology Management II, L.L.C. is the sole general partner of each of FTV (Q) and FTV II, or collectively “Financial Technology II,” and, in that capacity, exercises voting and dispositive control over the shares held by such entities. FTVentures Management III, L.L.C. is the sole general partner of each of FTV III, FTV III-N and FTV III-T, or collectively “Financial Technology III,” and, in that capacity, exercises voting and dispositive control over the shares held by such entities. The business address for Financial Technology Management II, L.L.C., Financial Technology II, FTVentures Management III, L.L.C. and Financial Technology III is c/o FTV Capital, 555 California Street, Suite 2900, San Francisco, California 94104.

(2)	Each of Messrs. Bokor and McCullen serve as Managers of MBK Ventures and, in such capacity, exercise voting and dispositive control over the shares held by MBK Ventures. The business address for MBK Ventures is 70 West Madison, Suite 1050, Chicago, Illinois 60602.

(3)	DBRC Investments, LLC, or “DBRC,” is controlled by its members, Messrs. Raymond Curran, Devon Bruce and Joseph Power. In their capacities as managing members, Messrs. Curran, Bruce and Power exercise voting and dispositive power over 831,578 shares owned by DBRC. DBRC has granted an irrevocable proxy to Robert McCullen to vote 808,824 shares owned by DBRC. The proxy does not grant Mr. McCullen dispositive power with respect to such shares. The proxy terminates upon the earlier to occur of June 13, 2011 and the consummation of a “qualified public offering” of the Company, which includes this offering. Mr. McCullen disclaims beneficial ownership of these shares. The business address for DBRC and each of Messrs. Curran, Bruce and Power is c/o DBRC Investments, LLC, 70 W. Madison St., Suite 5500, Chicago, Illinois 60602.

(4)	Includes: (i) 1,421,545 shares of common stock held by The Productivity Fund IV, L.P., or “Productivity Fund IV,” (ii) 54,672 shares of common stock held by The Productivity Fund IV Advisors Fund, L.P., or “Advisors Fund;” (iii) 801,692 shares of common stock held by FA Private Equity Fund IV, L.P., or “FA PE Fund;” and (iv) 33,364 shares of common stock held by FA Private Equity Fund IV GmbH & Co Beteiligungs KG, or “Fund GmbH,” and collectively, the “First Analysis Funds.” First Analysis Management Company IV, L.L.C., or

“Management Company IV,” is the sole general partner of each of Productivity Fund IV and Advisors Fund. First Analysis Venture Operations and Research, L.L.C., or “FAVOR,” is the managing member of Management Company IV and, in that capacity, exercises voting and dispositive control over the shares held by Productivity Fund IV and Advisors Fund. FA Private Equity Management IV, L.L.C., or “FA Management,” is the general partner of FA PE Fund and the managing limited partner of Fund GmbH and, in those capacities, exercises voting and dispositive control over the shares held by FA PE Fund and Fund GmbH. FAVOR, in turn, is the managing member of FA Management. First Analysis Corporation is the manager of FAVOR and, in that capacity, may be deemed to share voting and dispositive power with respect to the shares that may be deemed to be beneficially owned by FAVOR. The business address for the First Analysis Funds, FAVOR, FA Management and First Analysis Corporation is c/o First Analysis, 1 S. Wacker Drive, Suite 3900, Chicago, Illinois 60606.

(5)	Hallman Management Trust is the sole general partner of SRBA #5, L.P., or “SRBA.” William P. Hallman, Jr. is the sole trustee of the Hallman Management Trust and, in that capacity, exercises voting and dispositive control over the shares held by SRBA. Mr. Hallman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The business address for SRBA #5, L.P., the Hallman Management Trust and Mr. Hallman is c/o Sid R. Bass Associates, LP, 201 Main Street, 32nd Floor, Forth Worth, Texas 76102.

(6)	Represents shares owned by MBK Ventures. Mr. McCullen is a Manager of MBK Ventures and, as a result, may be deemed to be a beneficial owner of the shares of common stock owned by MBK Ventures. See note 2 above.

(7)	Represents shares of common stock that can be acquired within 60 days upon the exercise of outstanding options, including 28,126 shares subject to options that will vest upon consummation of this offering.

(8)	Represents shares owned by MBK Ventures, LLC. Mr. Bokor is a Manager of MBK Ventures, LLC and, as a result, may be deemed to be a beneficial owner of the shares of common stock owned by MBK Ventures, LLC. See note 2 above.

(9)	Represents shares of common stock that can be acquired within 60 days upon the exercise of outstanding options.

(10)	Mr. Garman is a Managing Member of each of Financial Technology Management II, L.L.C. and FTVentures Management III, L.L.C. As a result, Mr. Garman may be deemed to be the beneficial owner of the shares of common stock owned by Financial Technology II and Financial Technology III. See note 1 above.

(11)	Represents shares of common stock issuable upon the exercise of outstanding warrants. See “Certain Relationships and Related Party Transactions-Other Transaction and Agreements.”

(12)	Mr. Kiphart is also a beneficial owner of more than 5% of our outstanding shares of common stock. The business address for Mr. Kiphart is c/o William Blair & Company, L.L.C., 222 West Adams Street, Chicago, Illinois 60606.

(13)	Represents 7,500 shares owned by Nicholson Acquisition, L.P. and 86,250 shares owned by Caledonian Investments, L.P. Nicholson Asset Management, LLC, of which Mr. Nicholson is the Managing Director, is the general partner of Nicholson Acquisition, L.P. Mr. Nicholson is the sole owner and Managing Director of Caledonian Corporation, which is the General Partner of Caledonia Investments LP. Mr. Nicholson is also a Limited Partner in Caledonia Investments LP. As a result, Mr. Nicholson may be deemed to be a beneficial owner of the shares of common stock owned by Nicholson Acquisition, L.P. and Caledonian Investments, L.P. Mr. Nicholson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(14)	Represents shares owned by The Joseph L. Patanella Family Trust, over which Mr. Patanella has sole voting and dispositive power.

(15)	Mr. Smith is a Managing Director of First Analysis Corporation and, as a result, may be deemed to share voting and dispositive power with respect to the shares that may be deemed to be beneficially owned by First Analysis Corporation. Mr. Smith disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our board of directors currently is primarily responsible for developing and implementing processes and controls to obtain information from our directors, executive officers and significant stockholders regarding related-person transactions and then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in these transactions. Following this offering, we expect that our audit committee will be responsible for the review, approval and ratification of “related-person transactions” between us and any related person. Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than of 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. In the course of its review and approval or ratification of a related-person transaction, the audit committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance of the transaction to the related person and to our company;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our stockholders; and

•	any other matters the audit committee deems appropriate.

Any member of the audit committee who is a related person with respect to a transaction under review will not be able to participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Other than compensation agreements and other arrangements which are described under “Executive Compensation,” and the transactions described below, since January 1, 2008, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Investor Rights Agreement

We have entered into an Investor Rights Agreement with certain of our stockholders pursuant to which we have agreed to extend to such stockholders registration rights, information rights and certain other rights. The parties to the Investor Rights Agreement include: (i) FTV Capital, MBK Ventures, DBRC, SRBA and the First Analysis Funds, each of which beneficially owns more than 5% of our outstanding shares of common stock; (ii) Caledonian Investments, L.P. and Nicholson Acquisition, L.P., through which one of our directors, Timothy Nicholson, beneficially owns shares of our common stock; (iii) Richard Kiphart, one of our directors and a beneficial owner of more than 5% of our outstanding shares of common stock; and (iv) Joseph Patanella, one of our directors.

Demand Rights.  At any time following 180 days after we have completed an initial public offering, including the offering contemplated by this prospectus, our Series A preferred stockholders representing at least 20% of our Class A common stock (including Class A common stock issued or issuable upon conversion of our Series A preferred stock but excluding Class A common stock held by certain stockholders) may require that we register their shares under the Securities Act. Upon the request for a demand registration, we must notify other stockholders of the request and give them the opportunity to request that their shares be included in the registration.

We call the right to require us to register shares a “demand right” and the resulting registration a “demand registration.” Stockholders with demand rights are entitled to request two registrations on Form S-1 in total and two registrations on Form S-3 per calendar year.

Piggyback Rights.  The stockholders party to the Investor Rights Agreement can request to participate in registrations of any of our securities for sale by us or by a third party. We call this right a “piggyback right” and the resulting registration a “piggyback registration.”

Conditions and Limitations; Expenses.  The registration rights outlined above are subject to conditions and limitations, including (i) the right of the underwriters to limit the number of shares to be included in a registration statement, (ii) with respect to demand registrations, the right of the initiating stockholders to withdraw the registration statement and (iii) with respect to a piggyback registration, our right to withdraw the registration statement under specified circumstances.

With respect to both demand registrations and piggyback registrations, if the offering is an underwritten offering, the stockholder’s right to include its shares in such registration will be conditioned upon such stockholder’s participation in the underwritten offering and entering into an underwriting agreement with the underwriters.

We are not required to effect a demand registration (i) prior to 180 days following the effective date of a registration statement pertaining to our initial public offering or (ii) during the period starting with the date of filing of, and ending on the date that is 180 days following the effective date of, a registration statement pertaining to any underwritten public offering made pursuant to the demand registration rights in the Investor Rights Agreement or in which the holders of demand registration rights were given the opportunity to participate.

The underwriters in any demand registration will be selected by the holders of a majority of the shares with demand rights that are included in the registration and must be reasonably acceptable to the Company.

Other than underwriting discounts and commissions, we will pay all registration expenses in connection with a registration, including the expense of a single special counsel to the holders for each registration (such expense not to exceed $50,000).

Indemnification.  We have agreed to indemnify each holder of the securities covered by the Investor Rights Agreement, and their partners, members, managers, officers, directors, stockholders, employees and agent, and any underwriter for such holder, against any losses arising out of (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement, preliminary prospectus or final prospectus, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any violation or alleged violation of federal or state securities laws. Each holder of such securities has in turn agreed to indemnify the Company against any losses arising out of any untrue statement or alleged untrue statement of a material fact contained in written information furnished by such holders specifically for use in connection with such registration, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Lock Up Agreement.  Each holder has agreed that it will not sell or otherwise transfer or dispose of any securities of the Company for a period specified by the underwriters of any registration for a period not to exceed ninety (90) days or, in the case of the Company’s initial public offering (including this offering) or if required by the underwriters, a period not to exceed 180 days following the effective date of a registration statement filed under the Securities Act; provided that all officers and directors of the Company and all stockholders party to the Investor Rights Agreement that own at least 2% of the Company’s common stock (on an as-converted basis) enter into similar agreements, and to the extent any holder is released from such restriction during the restricted period, then the remaining holders shall be released from such restriction in the same proportion.

Preemptive Rights.  Each stockholder that is an “accredited investor” (as such term is defined in Regulation D of the Securities Act) and that owns at least 10% of the shares of Series A preferred stock or over 100,000 shares of Class A common stock has the right to purchase its pro rata portion of equity securities that we may, from time to time, propose to sell and issue after the date of the Investor Rights Agreement. The preemptive rights do not apply to this offering and will terminate upon the effective date of the registration statement to which this prospectus relates.

Information Rights.  The Company is obligated to provide financial and other information to certain stockholders on a monthly, quarterly and yearly basis. These rights will automatically terminate upon the completion of this offering.

Stockholders Agreement

We have entered into a Stockholders Agreement with certain of our stockholders, including: (i) FTV Capital, MBK Ventures, DBRC, SRBA and the First Analysis Funds, each of which beneficially owns more than 5% of our outstanding shares of common stock; (ii) Caledonian Investments, L.P. and Nicholson Acquisition, L.P., through which one of our directors, Timothy Nicholson, beneficially owns shares of our common stock; (iii) Richard Kiphart one of our directors and a beneficial owner of more than 5% of our outstanding shares of common stock; and (iv) Joseph Patanella, one of our directors. Certain provisions of the Stockholders Agreement are summarized below.

Each of FTV Capital, Richard Kiphart and MBK Ventures has the right to nominate two individuals to our board of directors, and the stockholders must vote their shares to elect such nominees, and certain stockholders, or the “SecurePipe Holders,” have the right to nominate one individual to our board of directors, and the stockholders must vote their shares to elect such nominee. In addition, the holders of a majority of the issued and outstanding shares of our Class A and Class B common stock, or the “Majority Holders,” have the right to nominate two individuals to our board of directors, and the stockholders must vote their shares to elect such nominees. Of our current directors, Messrs. Garman and Bradford were nominated by FTV Capital, Mr. Kiphart was nominated by himself, Messrs. McCullen and Bokor were nominated by MBK Ventures, Mr. Smith was nominated by the SecurePipe Holders and Messrs. Patanella and Nicholson were nominated by the Majority Holders.

Any stockholder who has the right to nominate two directors will lose the right to nominate one of those directors if at any time it holds less than 50% of the stock that it held as of the date of the Stockholders Agreement. If a stockholder’s ownership falls below 20% of the stock that it held as of the date of the Stockholders Agreement, then it will lose its right to nominate any director. Any vacancy on the board which is not filled by the designated directors will be filled by a vote of the holders of a majority of the common stock. In addition, FTV Capital, the SecurePipe Holders and SRBA each have the right to nominate one observer who may attend board meetings.

In addition, the Stockholders Agreement includes: (i) covenants which impose operational restrictions on the Company; (ii) restrictions on the ability of the parties to the Stockholders Agreement to transfer or otherwise dispose of their shares; (iii) a right of first refusal if any stockholder desires to sell any shares to a person who is not a “permitted transferee;” (iv) tag-along rights; and (v) drag-along rights.

The Stockholders Agreement will terminate upon the completion of this offering.

Other Transactions and Agreements

On September 22, 2010, in connection with Stuart Harvey joining our board of directors, we issued Mr. Harvey a warrant entitling its holder to purchase 125,000 shares of our common stock at an exercise price of $8.20 per share. The warrant is exercisable at any time or from time to time on or prior to September 21, 2015. In addition, from April 2008 until August 2010, Mr. Harvey was the President and Chief Executive Officer of Elavon, Inc. (a subsidiary of U.S. Bank), our largest customer. During 2009 and 2010, we recognized revenue from U.S. Bank in the amount of $8.4 million and $11.1 million, respectively.

Richard Kiphart, one of our directors and a greater than 5% stockholder, is the head of William Blair & Company, L.L.C.’s Private Client Advisors and a member of that firm’s executive committee. William Blair & Company, L.L.C. is one of the underwriters of this offering and, in that capacity, will receive customary fees and compensation from us. We have agreed to sell to William Blair & Company L.L.C. in this offering           shares of common stock on which it will receive a discount and commission of $           per share, or $           in the aggregate. See “Underwriting-Other Relationships.” Upon completion of this offering, Mr. Kiphart will beneficially own 2,555,841 shares, or          %, of our outstanding common stock and members of his immediate family will beneficially own 467,529 shares, or     %, of our outstanding common stock. William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P. will hold an aggregate of 20,862 shares, or     % of our common stock upon completion of their offering.

Kevin Bradford, our former Chairman and Chief Executive Officer and currently one of our directors, will be entitled to a $250,000 payment from us in connection with the completion of this offering pursuant to the employment arrangement he previously had with us.

On March 21, 2011, Mr. Bradford acquired 1,660,958 shares of our Class A common stock and 1,660,958 shares of our Class B common stock through the exercise of outstanding stock options. We understand that Mr. Bradford intends to sell up to 1,250,000 shares of Class A common stock to certain of our existing stockholders, including MBK Ventures, and certain of our director designees primarily in order to fund the associated tax payments due in connection with such exercise. The final details of the sale are still being discussed, but we expect the sale to be completed prior to the completion of this offering.

In order to obtain the consent of the holders of our Series A preferred stock to convert their shares into common stock, we have agreed to make a one-time cash payment to such holders in an aggregate amount of approximately $7.8 million, which will be paid upon, and is subject to, the closing of this offering. We intend to fund such payment out of our existing cash. FTV (Q) and FTV II, which together are significant stockholders, and Mr. Kiphart, one of our directors, together with members of his immediate family, will receive approximately $4.6 million and $3.2 million, respectively, on account of this payment. Mr. Garman, one of our directors, is a Managing Member of Financial Technology Management II, L.L.C., the general partner of FTV (Q) and FTV II, and in that capacity will receive a portion of the amount paid to FTV (Q) and FTV II.

We have entered into indemnification agreements with MBK Ventures and FTV Capital pursuant to which we have agreed to indemnify each such entity and its affiliates against all expenses and liabilities incurred or paid by such entity or its affiliates in connection with any proceeding arising from the fact that such entity or its affiliates is or has nominated a director of our company or one of our subsidiaries, and to advance expenses as incurred by or on behalf of such entity or its affiliates in connection therewith.

Prior to the completion of this offering, we expect to enter into indemnity agreements with each of our directors and executive officers in which we will agree to indemnify, defend and hold harmless, and also advance expenses as incurred, to the fullest extent permitted under applicable law, from damage arising from the fact that such person is or was an officer or director of our company or our subsidiaries.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Amended and Restated Loan and Security Agreement

On August 19, 2009, we entered into an Amended and Restated Loan Agreement, as amended, or the “Loan Agreement,” with Silicon Valley Bank, or “SVB.” We, along with certain of our subsidiaries, are borrowers under the Loan Agreement. The Loan Agreement provides for a revolving credit facility of up to $20.0 million and the issuance of letters of credit in a face amount not to exceed $2.5 million, with the outstanding amount of letters of credit reducing the amount available under the revolving facility. As of March 31, 2011, we had no borrowings outstanding and $2.0 million of outstanding letters of credit under the Loan Agreement.

Interest Rate.  Borrowings under the revolving facility bear interest at floating per annum rates equal to the greater of (i) 4.5% per annum and (ii) SVB’s most recently announced “prime rate,” even if it is not SVB’s lowest rate. In addition, there is a fee payable quarterly in an amount equal to 0.25% per annum of the average unused portion of the facility.

Maturity.  The Loan Agreement has a scheduled maturity of November 30, 2011.

Security.  The borrowers have granted SVB a first priority perfected security interest in substantially all present and future assets of the borrowers, including goods, accounts, equipment, inventory, contract rights, leases, license agreements, general intangibles, intellectual property, commercial tort claims, instruments, cash, deposit accounts, securities and all other investment properties.

Affirmative Covenants.  The Loan Agreement contains customary affirmative covenants, including (i) maintenance of legal existence and compliance with laws and regulations, (ii) delivery of consolidated financial statements and other information, (iii) maintenance of inventory in good and marketable condition, (iv) payment of taxes, (v) maintenance of adequate insurance, (vi) maintenance of operating accounts with SVB and (vii) protection and registration of intellectual property.

Negative Covenants.  The Loan Agreement contains customary negative covenants, including restrictions on (i) the sale, transfer or disposition of assets and businesses, (ii) changes in business, management, ownership and business locations, (iii) mergers and consolidations, (iv) indebtedness, (v) liens and other encumbrances, (vi) investments and dividends and other distributions on capital stock, (vii) transactions with affiliates and (viii) the payment or amendment of subordinated debt.

Financial Covenants.  We are required to comply with financial covenants that, among other things, require us to maintain a minimum amount of unrestricted cash and cash equivalents with SVB as of the end of each month, generate a minimum amount of EBITDA on a quarterly basis and annual limits on the amount of our capital expenditures.

Events of Default.  The Loan Agreement contains customary events of default (with customary grace periods and thresholds), including (i) failure to pay principal, interest or other obligations when due, (ii) failure to perform or observe covenants, (iii) a material adverse change affecting the borrowers, (iv) attachment or seizure of or levy on borrowers’ assets, (v) bankruptcy and insolvency, (vi) cross-defaults to other indebtedness in an amount not less than $50,000, (vii) monetary judgments in an amount not less than $50,000, (viii) incorrectness of representations and warranties in any material respect and (ix) the termination of any guaranty or a material impairment in the perfection or priority of SVB’s lien.

Additional Information.  The foregoing is a brief summary of the material terms of the Loan Agreement. We have filed a copy of the complete Loan Agreement as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon completion of this offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Authorized Capitalization

Our amended and restated certificate of incorporation will provide that our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.10 per share. Upon completion of this offering, we will have           shares of common stock outstanding and no shares of preferred stock outstanding after giving effect to the conversion of our previously outstanding Class A common stock, Class B common stock and preferred stock into a single class of common stock, the one-for-four reverse stock split and the issuance and sale of shares of common stock in this offering. Upon completion of this offering,          shares of our common stock will be issuable upon the exercise of outstanding stock options at a weighted average exercise price of $      .

We currently have five outstanding classes of capital stock, all of which will be converted into a single class of common stock on a share-for-share basis, after which we will affect a one-for-four reverse stock split, in each case in connection with the Recapitalization. The table below sets forth certain information regarding our outstanding capital stock as of March 31, 2011:

Class of Capital Stock	Number of Shares Outstanding	Number of Record Holders

Class A common stock	93,509,597	181
Class B common stock	4,945,371	51
Series A-1 preferred stock	10,952,633	2
Series A-2 preferred stock	11,505,258	4
Series B preferred stock	5,882,351	14

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. For additional information, see “Dividend Policy” and “Description of Certain Indebtedness.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and liquidation preferences. In either such case, we will be required to pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We have applied to list our common stock on The NASDAQ Global Market under the proposed symbol “TWAV”.

Undesignated Preferred Stock

Our certificate of incorporation will authorize our board of directors to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference, and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any of the preferred stock.

Warrants

As of July 12, 2011, we had outstanding warrants to purchase an aggregate of 1,695,326 shares of our Class A common stock. The table below sets forth certain information with respect to these outstanding warrants:

Number of Shares	Exercise Price	Expiration Date

82,639	$6.05	June 12, 2014
500,000	2.05	September 21, 2015
25,000	3.00	November 13, 2015
78,580	0.83	April 26, 2016
953,884	1.08	February 28, 2020
5,223	1.08	June 5, 2021
50,000	3.16	July 6, 2016(1)

(1)	Warrant is not exercisable before the completion of the offering to which this prospectus relates, and is subject to cancellation if the offering is not completed by October 31, 2011.

Except as set forth in the table above, holders may exercise their warrants at any time or from time to time. The number of shares issuable upon exercise of the warrants and the exercise prices are subject to adjustment in the case of any stock dividends, stock splits, reclassification or other similar events affecting our Class A common stock. In connection with the Recapitalization, each of our outstanding warrants will relate to shares of common stock and otherwise be appropriately adjusted to give effect to the one-for-four reverse stock split. As a result, following the Recapitalization, we will have outstanding warrants to purchase an aggregate of 423,826 shares of our common stock at a weighted average exercise price of $6.75. For more information regarding these warrants, see note 10 to the notes to our consolidated financial statements included elsewhere in this prospectus.

Registration Rights

For a description of the registration rights of certain of our stockholders, see “Certain Relationships and Related Party Transactions — Investor Rights Agreement.”

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with each class serving three-year staggered terms. In addition, our amended and restated certificate of incorporation will provide that directors may only be removed from the board of directors with cause and by an affirmative vote of 66 2/3% of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by the chairman of the board of directors or pursuant to a resolution adopted by a majority of the total number of directors then in office. In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by all directors then in office.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•	at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person that beneficially owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Requirements for Amendments to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation will provide, among other things, that our amended and restated bylaws may be adopted, amended, altered or repealed by (i) the vote of a majority of directors then in office or (ii) the vote of 66 2/3% of holders of all of our outstanding capital stock entitled to vote generally in the election of directors.

Our amended and restated certificate of incorporation will also provide that the provisions of our amended and restated certificate of incorporation relating to our classified board of directors, requirements for advance notice and stockholder action by written consent described above under the heading “-Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws” may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have           shares of common stock outstanding. Of these shares of common stock, the           shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining           shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may sell their shares upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days prior to the date of the sale and have filed all reports required thereunder, or (2) the expiration of a one-year holding period. We believe that holders who acquired their common stock in connection with the Recapitalization will be permitted to “tack” the holding period of their Class A common stock, Class B common stock or preferred stock to the holding period of their common stock for purposes of establishing these six-month or one-year holding periods.

At the expiration of the six-month holding period, assuming we have been subject to the Exchange Act reporting requirements for at least 90 days and have filed all reports required thereunder, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Registration Rights

As described above in “Certain Relationships and Related Party Transactions — Investor Rights Agreement,” following the completion of this offering, subject to the 180-day lock-up period described above, certain of our existing stockholders will be entitled, subject to certain exceptions, to demand that we register under the Securities Act all or any portion of their shares. Following this offering, holders of an aggregate of           shares will be entitled to demand that we register the shares of common stock held by them. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. We have not granted any other holders of our securities any demand registration rights other than pursuant to the Investor Rights Agreement.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our existing option plan and the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We and each of our directors and officers and certain stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLP on behalf of the underwriters, we and they will not (subject to certain exceptions), during the period ending 180 days after the date of this prospectus (subject to certain extensions):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. For additional information, see “Underwriting.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. This summary applies only to a non-U.S. holder that holds our common stock as a capital asset, within the meaning of Section 1221 of the Code. For purposes of this summary, a “non-U.S. holder” means any beneficial owner of our common stock other than:

•	an individual citizen or resident of the United States, as defined for federal income tax purposes;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, or the “IRS,” with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	former citizens or residents of the U.S.;

•	brokers or dealers in securities;

•	persons who hold our common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction;

•	controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations;

•	banks, insurance companies, or other financial institutions; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. and, where a tax treaty applies, are generally attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the U.S., and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment;

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the U.S.; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.) but may not be offset by any capital loss carryovers. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•	If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a “U.S.-related person,” information reporting and backup withholding tax generally will not apply.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

New Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally will impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as defined in the legislation), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly own more than 10 percent of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. This legislation generally is effective for payments made after December 31, 2012. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Barclays Capital Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. Subject to the terms and conditions of an underwriting agreement among us and the underwriters dated the date of this prospectus, we have agreed to sell to the underwriters the number of shares indicated below:

Name	Number of Shares

Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
William Blair & Company, L.L.C.
BMO Capital Markets Corp.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers (which may include the underwriters, at such offering price less a selling concession not in excess of $      per share). After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to           additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional           shares of common stock.

Total
	Per	No	Full
	Share	Exercise	Exercise

Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on The NASDAQ Global Market under the proposed symbol “TWAV.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, or the “restricted period”:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus to the extent described herein;

•	the issuance by us of options or other stock-based compensation pursuant to equity compensation plans in existence on the date of this prospectus and described herein, provided that the recipient agrees to the same restrictions described in the immediately preceding paragraph or, in the case of options, such options do not become exercisable during the 180-day restricted period or any extension thereof;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or voluntarily made; or

•	the issuance by us of shares of common stock as consideration for bona fide acquisitions, provided that the number of shares issued or issuable shall not, in the aggregate, exceed 10% of the total number of shares of common stock outstanding immediately following this offering (determined on a fully-diluted basis) and, upon of receipt of such securities, each recipient of such securities issued pursuant thereto recipient agrees to be subject to the restrictions described in the immediately preceding paragraph.

Our directors and officers and certain holders of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, they will not, during the restricted period:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, it will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. To the extent any such person that is a party to the Investor Rights Agreement is released from any such restrictions during the restricted period, then the remaining parties to the Investor Rights Agreement shall be released from such restrictions in the same proportion.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or voluntarily made;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	the exercise of any stock options pursuant to employee benefit plans described herein or warrants held as of the date of this offering in accordance with their terms;

•	any transfer pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of the company, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock will remain subject to the restrictions described in the preceding paragraph;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift or by will or intestacy;

•	distributions of shares of common stock or any security convertible into common stock to general or limited partners, members or stockholders of the transferor or distributor;

•	transfers by directors, officers and stockholders of shares of common stock or any security convertible into common stock as a bona fide gift to any trust for the direct or indirect benefit of such transferee or the immediate family members of such transferee;

provided that in the case of any transfer or distribution described in the last three bullet points above, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period.

The restricted period will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved 6.5% of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, including each Relevant Member State that has implemented amendments to Article 3(2) of the Prospectus Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities, each of which we refer to as an Early Implementing Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of shares of our common stock offered hereby will be made in the Institutional Offering to the public in that Relevant Member State (other than offers, which we refer to as Permitted Public Offers where a prospectus will be published in relation to the shares of our common stock offered hereby that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares of our common stock offered hereby may be made to the public in that Relevant Member State at any time:

(a) to “qualified investors,” as defined in the Prospectus Directive, including:

(i) (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(ii) (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognised as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

(b) to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the Subscribers; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock offered hereby shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares of our common stock offered hereby or to whom any offer is made under the Institutional Offering will be deemed to have represented, acknowledged and agreed to and with each Subscriber and the Bank that (A) it is a “qualified investor,” and (B) in the case of any shares of our common stock offered hereby acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares of our common stock offered hereby acquired by it in the Institutional Offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares of our common stock offered hereby have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of our common stock offered hereby in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any such shares to be offered so as to enable an investor to decide to purchase any such shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including that Directive as amended, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This Prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the “Order” or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or each such person being referred to as a “relevant person.” This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus or any of its contents.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX,” or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing

Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Issuer, or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “CISA.” The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Shares.

Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or “DFSA.” This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

Other Relationships

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory services for us. In addition, we have customer agreements with certain affiliates of the underwriters and such financial institutions are increasingly requiring certain of their customers to enter into customer agreements with us.

William Blair & Company, L.L.C. is one of the underwriters of this offering. Mr. Richard P. Kiphart, who is head of William Blair & Company, L.L.C.’s Private Client Advisors and a member of the firm’s executive committee, is one of our directors and, upon completion of this offering, will own approximately 2,555,841 shares, or    % of our outstanding common stock. In addition, members of Mr. Kiphart’s immediate family will beneficially own 467,529 shares, or    % of our outstanding common stock upon completion of this offering. William Blair Capital Partners VII QP, L.P. and William Blair Capital Partners VII, L.P. will hold an aggregate of 20,862 shares, or     %, of our common stock upon completion of this offering.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Trustwave Holdings, Inc. as of December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Intellitactics and subsidiary as of December 31, 2008 and 2009 and February 28, 2010, and for each of the two years in the period ended December 31, 2009 and the two months in the period ended February 28, 2010, included in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, upon on the authority of said firm as experts in auditing and accounting in giving said report.

The consolidated financial statements of Breach Security as of December 31, 2008 and 2009, and for each of the two years in the period ended December 31, 2009, appearing in this prospectus have been so included in reliance on the report of Mayer Hoffman McCann P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of BitArmor as of December 31, 2008 and 2009, and for each of the two years in the period ended December 31, 2009, appearing in this prospectus have been so included in reliance on the report of Alpern Rosenthal, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Vericept as of December 31, 2008 and 2009, and for the one year period ended December 31, 2008 and the period from January 1, 2009 to August 25, 2009, appearing in this prospectus have been so included in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.trustwave.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements of Trustwave Holdings, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2010	F-3
Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010	F-4
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2008, 2009 and 2010	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Financial Statements of Trustwave Holdings, Inc.
Consolidated Balance Sheets as of December 31, 2010 and March 31, 2011	F-35
Consolidated Statements of Operations for the three months ended March 31, 2010 and 2011	F-36
Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2011	F-37
Consolidated Statements of Cash Flows for the three months ended March 31, 2010 and 2011	F-38
Notes to the Unaudited Consolidated Financial Statements	F-39
Audited Financial Statements of Intellitactics, Inc.
Report of Independent Certified Public Accountants	F-49
Consolidated Balance Sheets as of February 28, 2010, December 31, 2009 and 2008	F-50
Consolidated Statements of Operations for the period from January 1, 2010 through February 28, 2010 and the years ended December 31, 2009 and 2008	F-51
Consolidated Statements of Stockholders’ Deficits for the period from January 1, 2010 through February 28, 2010 and the years ended December 31, 2009 and 2008	F-52
Consolidated Statements of Cash Flows for the period from January 1, 2010 through February 28, 2010 and the years ended December 31, 2009 and 2008	F-53
Notes to Consolidated Financial Statements	F-54
Unaudited Financial Statements of Breach Security, Inc.
Consolidated Balance Sheets as of March 31, 2010 and December 31, 2009 (audited)	F-68
Consolidated Statements of Operations for the three month periods ended March 31, 2010 and 2009	F-69
Consolidated Statements of Cash Flows for the three month periods ended March 31, 2010 and 2009	F-70
Notes to Consolidated Financial Statements	F-71
Audited Financial Statements of Breach Security, Inc.
Independent Auditors’ Report	F-79
Consolidated Balance Sheets as of December 31, 2009 and December 31, 2008	F-80
Consolidated Statements of Operations for the years ended December 31, 2009 and 2008	F-81
Consolidated Statements of Stockholders’ Deficit for the years ended December 31, 2009 and 2008	F-82
Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008	F-83
Notes to Consolidated Financial Statements	F-84
Financial Statements of BitArmor Systems, Inc.
Independent Auditors’ Report	F-97
Balance Sheets as of December 31, 2009 and December 31, 2008	F-98
Statements of Operations for the years ended December 31, 2009 and 2008 (audited) and for the period from May 20, 2003 (inception) to December 31, 2009 (unaudited)	F-99
Statements of Stockholders’ Deficit for the year ended December 31, 2009 (audited) and for the period from May 20, 2003 (inception) to December 31, 2009 (unaudited)	F-100
Statements of Cash Flows for the years ended December 31, 2009 and 2008 (audited) and for the period from May 20, 2003 (inception) to December 31, 2009 (unaudited)	F-102
Notes to the Financial Statements	F-103
Audited Financial Statements of Vericept Corporation
Independent Auditors’ Report	F-113
Balance Sheets as of August 25, 2009 (restated) and December 31, 2008 (restated)	F-114
Statements of Operations for the period ended August 25, 2009 and the year ended December 31, 2008	F-115
Statements of Changes in Stockholders’ Deficit for the period ended August 25, 2009 (restated) and the year ended December 31, 2008 (restated)	F-116
Statements of Cash Flows for the period ended August 25, 2009 and the year ended December 31, 2008	F-117
Notes to Financial Statements	F-118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Trustwave Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Trustwave Holdings, Inc. and its subsidiaries at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue in 2010 and the manner in which it accounts for business combinations in 2009.

/s/  PricewaterhouseCoopers LLP

Chicago, Illinois
April 21, 2011, except for Note 16 as to which the date is June 2, 2011

TRUSTWAVE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2010

	2009	2010
	(in thousands,
	except share and
	per share data)

ASSETS
Current assets
Cash and cash equivalents	$23,916	$14,558
Accounts receivable, net	16,621	32,099
Inventories	482	488
Income tax receivable	72	—
Deferred tax asset, current	752	1,539
Prepaid expenses and other	1,509	3,542

Total current assets	43,352	52,226
Property and equipment, net	7,776	10,226
Intangible assets, net	7,165	17,488
Goodwill	28,281	42,050
Other assets	101	78

Total assets	$86,675	$122,068

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,396	$1,775
Deferred revenue, current	21,619	34,033
Accrued wages and payroll related	6,155	10,057
Note payable, current	1,000	—
Capital lease obligations, current	428	450
Income tax payable	—	182
Accrued expenses and other	3,095	5,473

Total current liabilities	33,693	51,970
Deferred revenue	14,875	8,349
Capital lease obligations	633	320
Deferred tax liabilities	734	1,465
Other long term liabilities	1,924	2,327

Total liabilities	51,859	64,431

Commitments and contingent liabilities (see Note 18)
Convertible redeemable preferred stock
Series A-1, $0.0001 par value, 10,952,633 shares authorized; 10,952,633 shares issued and outstanding at December 31, 2009 and 2010	13,041	13,541
Series A-2, $0.0001 par value, 11,505,258 shares authorized; 11,505,258 issued and outstanding at December 31, 2009 and 2010	7,393	7,893

Total convertible redeemable preferred stock	20,434	21,434

Stockholders’ equity
Series B Convertible Preferred Stock, $0.0001 par value, 5,882,353 shares authorized; 5,882,351 issued and outstanding at December 31, 2009 and 2010	10,000	10,000
Class B convertible common stock, $0.0001 par value, 6,174,654 shares authorized; issued and outstanding: 2,934,847 and 3,233,288 at December 31, 2009 and 2010	—	—
Class A common stock, $0.0001 par value, 125,175,210 and 144,175,210 shares authorized; issued and outstanding: 74,435,719 and 91,353,635 at December 31, 2009 and 2010	7	9
Additional paid-in capital	24,696	50,501
Accumulated deficit	(19,525)	(24,147)
Accumulated other comprehensive loss	(796)	(160)

Total stockholders’ equity	14,382	36,203

Total liabilities, convertible redeemable preferred stock, and stockholders’ equity	$86,675	$122,068

The accompanying notes are an integral part of these consolidated financial statements.

TRUSTWAVE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2008, 2009, and 2010

	2008	2009	2010
	(in thousands, except share and
	per share data)

Revenue
Subscription revenue	$44,356	$56,708	$81,677
Professional services	13,219	15,056	19,639
Product sales	753	1,343	10,187

Total revenue	58,328	73,107	111,503

Cost of sales
Service delivery, excluding depreciation and amortization	22,525	26,431	33,415
Product sales, excluding depreciation and amortization	440	481	1,715
Depreciation and amortization	591	718	1,403

Total cost of sales	23,556	27,630	36,533

Gross profit	34,772	45,477	74,970

Operating Expenses
Product development	6,749	9,146	20,112
Sales and marketing	14,059	17,388	29,264
General and administrative	16,030	20,511	29,602

Total operating expenses	36,838	47,045	78,978

Loss from operations	(2,066)	(1,568)	(4,008)
Interest expense, net	(151)	(112)	(87)
Other income (loss), net	193	(304)	(155)
Gain on acquisition	—	552	—

Loss before income taxes	(2,024)	(1,432)	(4,250)
Income tax expense	(22)	(114)	(372)

Net loss	$(2,046)	$(1,546)	$(4,622)

Cumulative annual preferred dividends	(1,441)	(1,800)	(1,800)

Net loss attributable to common shareholders	$(3,487)	$(3,346)	$(6,422)

Basic and diluted net loss per common share	$(0.05)	$(0.05)	$(0.07)

Basic and diluted weighted average common shares outstanding	69,100,346	71,339,985	86,721,283

Pro forma basic and diluted net loss per common share (unaudited)			$(0.04)

Pro forma basic and diluted weighted average common shares outstanding (unaudited)			117,449,911

The accompanying notes are an integral part of these consolidated financial statements.

TRUSTWAVE HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years Ended December 31, 2008, 2009, 2010

	Number of Shares			Amount					Accumulated
	Series B	Class B	Class A	Series B	Class B	Class A	Additional		Other
	Preferred	Common	Common	Preferred	Common	Common	Paid-In	Accumulated	Comprehensive
	Stock	Stock	Stock	Stock	Stock	Stock	Capital	Deficit	Loss	Total
	(in thousands)

Balance at January 1, 2008	—	1,897	68,626	$—	$—	$7	$21,863	$(15,933)	$(23)	$5,914
Acquisition of ControlPath	—	—	250	—	—	—	195	—	—	195
Grants to outside advisors	—	—	50	—	—	—	39	—	—	39
Exercise of stock options	—	86	762	—	—	—	193	—	—	193
Issuance of Series B preferred stock	5,882	—	—	10,000	—	—	—	—	—	10,000
Accrued dividends on Series A-1 and A-2 preferred stock	—	—	—	—	—	—	(1,000)	—	—	(1,000)
Compensation expense associated with stock option grants	—	—	—	—	—	—	246	—	—	246
Net loss	—	—	—	—	—	—	—	(2,046)	—	(2,046)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(696)	(696)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	(2,742)

Balance at December 31, 2008	5,882	1,983	69,688	10,000	—	7	21,536	(17,979)	(719)	12,845

Acquisition of Vericept	—	—	4,744	—	—	—	3,747	—	—	3,747
Exercise of stock options	—	952	4	—	—	—	135	—	—	135
Accrued dividends on Series A-1 and A-2 preferred stock	—	—	—	—	—	—	(1,000)	—	—	(1,000)
Compensation expense associated with stock option grants	—	—	—	—	—	—	278	—	—	278
Net loss	—	—	—	—	—	—	—	(1,546)	—	(1,546)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(77)	(77)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	(1,623)

Balance at December 31, 2009	5,882	2,935	74,436	10,000	—	7	24,696	(19,525)	(796)	14,382

Acquisition of BitArmor	—	—	3,000	—	—	—	3,450	—	—	3,450
Acquisition of Intellitactics	—	—	6,229	—	—	1	7,063	—	—	7,064
Acquisition of Breach	—	—	7,400	—	—	1	15,169	—	—	15,170
Exercise of stock options	—	298	289	—	—	—	97	—	—	97
Accrued dividends on Series A-1 and A-2 preferred stock	—	—	—	—	—	—	(1,000)	—	—	(1,000)
Compensation expense associated with stock option grants	—	—	—	—	—	—	1,026	—	—	1,026
Net loss	—	—	—	—	—	—	—	(4,622)	—	(4,622)
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	636	636

Total comprehensive loss	—	—	—	—	—	—	—	—	—	(3,986)

Balance at December 31, 2010	5,882	3,233	91,354	$10,000	$—	$9	$50,501	$(24,147)	$(160)	$36,203

The accompanying notes are an integral part of these consolidated financial statements.

TRUSTWAVE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008, 2009, and 2010

	2008	2009	2010
	(in thousands)

Cash flows from operating activities:
Net loss	$(2,046)	$(1,546)	$(4,622)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	2,136	3,012	4,970
Provision for doubtful accounts	417	662	1,476
Loss from disposal of property and equipment	—	65	191
Inventory provision	—	—	169
Gain on acquisition	—	(552)	—
Non-cash compensation expense	285	278	1,026
Changes in assets and liabilities
Increase in accounts receivable	(4,866)	(798)	(12,948)
(Increase) decrease in prepaid expenses and other current assets	(606)	222	(1,168)
(Increase) decrease in inventories	1	(152)	(89)
(Increase) decrease in other assets	34	44	60
(Increase) decrease in deferred taxes	(9)	(9)	(24)
Decrease in accounts payable	(845)	(649)	(1,303)
Increase (decrease) in income taxes payable	9	187	253
Increase (decrease) in accrued expenses	2,135	(3,926)	2,401
Increase (decrease) in other long-term liabilities	(150)	1,924	403
Increase (decrease) in deferred revenue	4,176	22,181	(1,007)

Net cash provided by (used in) operating activities	671	20,943	(10,212)

Cash flows from investing activities
Purchases of property and equipment	(1,786)	(2,743)	(4,273)
Acquisition of businesses, net of cash acquired	(440)	451	12,854

Net cash (used in) provided by investing activities	(2,226)	(2,292)	8,581

Cash flows from financing activities
Payments on notes payable	(3,450)	(1,083)	(7,279)
Payments on capital lease obligations	(75)	(217)	(313)
Proceeds from issuance of convertible preferred stock	10,000	—	—
Proceeds from issuance of stock options	193	135	97

Net cash provided by (used in) financing activities	6,668	(1,165)	(7,495)

Effect of changes in exchange rates on cash flows	40	(164)	(232)

Net increase (decrease) in cash and cash equivalents	5,153	17,322	(9,358)
Cash and cash equivalents
Beginning of year	1,441	6,594	23,916

End of year	$6,594	$23,916	$14,558

Supplemental disclosure of cash flow information
Cash paid for interest	222	151	87
Cash paid for income taxes	19	(87)	122
Supplemental disclosure of non-cash investing and financing activities
Acquisition of property and equipment under capital leases	524	809	167
Issuance of stock and stock options in acquisitions of businesses	195	3,747	25,682
Notes payable and capital leases assumed in business combinations	—	—	6,299
Acquisition of leasehold improvements through landlord reimbursements	—	734	575

The accompanying notes are an integral part of these consolidated financial statements.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2008, 2009 and 2010
(in thousands, except share and per share data)

1.	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Trustwave is a leading provider of on-demand data security compliance solutions that enable businesses and other organizations of all sizes to efficiently achieve and maintain compliance with regulatory requirements and industry standards. The Company’s compliance management solutions, including its easy-to-use software-as-a-service TrustKeeper® offering, have helped hundreds of thousands of organizations simplify the complex process of validating compliance. Additionally, the Company’s broad suite of compliance enablement solutions remediates data security deficiencies, allowing its customers to achieve and maintain compliance in a cost effective manner. These solutions assist the Company’s subscribers in comprehensively securing their network infrastructure, data communications and sensitive information assets, protecting them against the increasing threats of unauthorized access, fraudulent activity and other intrusions or breaches. The Company has been successful in rapidly expanding its customer base across a broad range of industries as a result of our differentiated partner network, which is comprised of many of the world’s largest financial institutions and other organizations influential to the compliance and data security mandates of their customers.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Trustwave and its wholly-owned subsidiaries TW Breach, Inc., Trustwave Do Brasil Segurança Da Informação e Conformidade, Trustwave Holdings, Ltd, Trustwave Pte. Ltd., TW Vericept Corporation, hereinafter referred to as the Company. Significant intercompany accounts and transactions have been eliminated. The Company has included the results of operations of acquired companies from their dates of acquisition.

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. For purposes of reporting under accounting principles generally accepted in the United States of America, the Company has determined that the U.S. dollar is its reporting currency.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates these estimates, including those related to the allowance for doubtful accounts, useful lives of long-lived assets, goodwill and indefinite-lived intangible assets, stock-based compensation, deferred taxes, commitments and contingencies and litigation, among others. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Recent Accounting Pronouncements

In December 2010, the FASB provided clarification regarding the acquisition date that should be used for reporting pro forma financial information disclosures required by Topic 805 when comparative financial statements are presented. This guidance also required entities to provide a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

Revenue Recognition

The Company has three types of revenue: (i) subscription revenue, (ii) professional services revenue, and (iii) product revenue.

Subscription revenue.  Subscription revenue includes compliance management and compliance enablement solutions sold under subscription arrangements, as well as revenue from software license and appliance maintenance agreements.

Professional services.  Services revenue includes consulting, implementation, training and other services.

Product revenue.  Product revenue includes perpetual software licenses and related hardware for Security Information and Event Management (“SIEM”), web application firewall technology (“WAF”), and Network Access Control (“NAC”).

All subscription contracts have a fixed price for the subscription period. The majority of subscription customers are billed in advance, per the terms of their agreement, which can be on a monthly, quarterly or annual basis. Certain larger customers with a positive credit history with the Company are billed in arrears throughout the subscription period. In the event of cancellation, the contractual arrangements with such customers typically require the customer to pay a cancellation fee equal to the remaining payments under the contract. Service contracts are billed at a fixed price for the services to be provided or based upon a fixed hourly rate as services are performed.

Revenue is recognized when all of the following four criteria are met: persuasive evidence of an arrangement exists, service has been rendered or delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. If the Company determines that any one of the four criteria is not met, revenue recognition will be deferred until all the criteria are met. Revenues related to subscription contracts are recognized ratably over service, maintenance or subscription period, which vary from one to five year terms. Revenues from professional services are recognized at the time the service is performed. Revenues from the sale of perpetual software licenses and related hardware are recognized upon delivery, assuming all other conditions for revenue recognition noted above have been met.

The Company records deferred revenue when it receives payments in advance of delivery of products or the performance of services.

The Company does not issue refunds during the normal course of business.

Revenue Arrangements with Multiple Deliverables

Arrangements with customers may include multiple deliverables, including any combination of products, equipment, services and software. For these arrangements the deliverables are separate units of accounting and the related revenue is recognized as each unit meets the revenue recognition criteria. Units of accounting are elements that (i) have value to the customer on a stand-alone basis, and (ii) delivery of the undelivered element(s) is probable and substantially in the control of the Company.

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance which amended the accounting standards for revenue arrangements with multiple deliverables. The new guidance changes the criteria required to separate deliverables into separate units of accounting when they are sold in a bundled arrangement and requires an entity to allocate an arrangement’s consideration based on its relative selling price. The new guidance also eliminates the use of the residual method to allocate an arrangement’s consideration. The Company elected to early adopt this guidance, on a prospective basis for applicable arrangements entered into, or materially modified, after January 1, 2010.

In October 2009, the FASB also issued new guidance for tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality. This

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

guidance is effective for fiscal years beginning on or after June 15, 2010 for revenue arrangements entered into, or materially modified. The standards permit prospective or retrospective adoption as well as early adoption. The Company elected to early adopt this guidance, on a prospective basis for applicable arrangements entered into, or materially modified, after January 1, 2010.

Under the standards discussed above, the Company allocates revenue to each element based on their relative selling price. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”) and (iii) best estimate of the selling price (“BESP”).

VSOE is the price the Company sells the deliverable for separately. VSOE exists for professional services and certain maintenance offerings based on stand-alone sales of these elements. TPE is based upon competitor prices for similar deliverables when sold separately. The Company has not identified relevant TPE for its products. The selling price used for each deliverable is based on BESP if VSOE and TPE are not available. It represents the Company’s best estimate of what the selling price of what an element would be if it were sold regularly on a stand-alone basis. Determining BESP requires significant judgment. The Company determines BESP for a product or service by considering multiple factors including, but not limited to, geographies, market conditions, customer-specific factors, gross margin objectives and pricing practices.

Under the historical accounting principles, the Company was required to account for hardware sales embedded with software under the software revenue recognition guidance. For those sales that included maintenance for which VSOE did not exist, the revenue was deferred and recognized ratably over the maintenance period.

The new accounting guidance requires the Company to account for the sale of these products as two deliverables. The first deliverable is the hardware, including software considered essential to the functionality of the hardware, and the second deliverable is the maintenance. The new accounting guidance results in the recognition of more of the revenue and appliance costs at the time of their sale.

The majority of the impact of the new accounting standard relates to the ability to recognize revenue on a hardware appliance upon delivery. Under the prior guidance, this revenue was recognized over the related maintenance period. The impact on the Company’s consolidated statements of operations of adopting this new accounting standard was as follows:

Year Ended
December 31,
2010

Increase in revenue	$609
Increase in cost of sales	$(120)
Decrease to loss before income taxes	$489
Decrease to net loss	$489

The Company’s arrangements with multiple deliverables may also contain a stand-alone software deliverable which is subject to the software revenue recognition guidance. The revenue for these multiple-element arrangements is allocated to the software deliverable and the non-software deliverable(s) based on the relative selling prices of all of the deliverables in the arrangement.

For software deliverables revenue is allocated to the deliverables based on VSOE. Should VSOE not exist for the undelivered software element, revenue is deferred until either the undelivered element is delivered or VSOE is established for the element, whichever occurs first. When the fair value of a delivered software element has not been established, and fair value exists for the undelivered elements, the Company uses the residual method to recognize

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining revenue is allocated to the delivered elements.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at cost which approximates fair value. The Company deposits cash and cash equivalents with financial institutions that management believes are of high credit quality. Cash equivalents which consist primarily of deposits in money market funds were $178 and $758 as of December 31, 2009 and 2010, respectively.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at cost which approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying values of notes payable and capital lease obligations approximate fair values.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3: Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

All of the Company’s financial instruments meet the criteria for Level 1 classification.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash, cash equivalents and accounts receivable.

The Company primarily places its temporary cash investments with high-credit quality financial institutions which invest predominantly in high-grade securities. Deposits of cash outside the United States were $1,584 and $4,301 as of December 31, 2009 and 2010, respectively.

The Company derives its accounts receivable from revenues earned from customers located in the U.S. and other locations outside the U.S. The Company performs credit evaluations of its substantial customer’s financial condition to reduce credit risk and, generally requires no collateral from its customers. The Company maintains an allowance for potential credit losses on its accounts receivable. One customer accounted for more than 10% of Company’s accounts receivable balance at December 31, 2010 ($6,212) and no customer accounted for more than 10% at December 31, 2009. No significant customer had revenue greater than 10% in 2008 and 2010 and one major customer had total revenue greater than 10% in 2009 ($8,071). The 2009 sales were recorded in the North America,

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

Europe Middle East and Africa (“EMEA”), Asia Pacific (“APAC”) and Latin America and the Caribbean (“LAC”) segments.

Accounts Receivable

In the normal course of business, the Company extends trade credit to its customers. The standard credit terms are net 30 days.

Unbilled receivables represent labor hours and materials provided under the terms of executed contracts but not yet billed and are included in accounts receivable.

Allowance for Doubtful Accounts

Receivables are shown at the amount the Company believes will be collected. The Company records an allowance for potential losses on uncollectible accounts receivable. A portion of the Company’s customers make recurring payments using credit cards, which reduces the Company’s exposure for uncollectible accounts receivable. For the customers that are billed for services rendered, management considers the following factors in assessing collectibility: (i) the Company’s historical write-offs, (ii) the aging of the accounts receivable, including trends within the ratios involving the age of the accounts receivable, (iii) changes in the credit-worthiness of its customers, and (iv) general economic conditions. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet their obligations to it, the Company records a specific allowance against amounts due from the customer. Customer account balances are recorded against the allowance when the Company considers it is probable that a receivable will not be recovered.

Inventories

Inventories consist primarily of finished products held for sale. Inventories are stated at the lower of cost or market, using the first-in, first-out method. Rapid technological change and new product introductions and enhancements could result in excess or obsolete inventory. To reduce this risk, the Company performs periodic reviews for obsolescence.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets as follows:

Computer and equipment	3-5 years
Furniture and fixtures	7 years
Software	3-5 years
Leasehold improvements	shorter of lease term or estimated useful life
Equipment under capital leases	3-5 years

The Company recognized depreciation expense on property and equipment of approximately $1,255, $2,020, and $2,731 in 2008, 2009, and 2010, respectively. Repairs and maintenance costs are expensed as incurred. Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation are written off and any resulting gain or loss is credited or charged to income.

Goodwill and Intangible Assets

Goodwill represents the excess of costs over the fair value of the net assets of businesses acquired. Goodwill is not amortized, but is subject to an impairment review annually and whenever indicators of impairment exist. The

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

Company tests for goodwill impairment, at the reporting unit level, using a two-step process. The first step involves a comparison of the estimated fair value of each reporting unit with its carrying value. Fair value is estimated using discounted cash flows of the reporting unit based on planned growth rates, and estimates of discount rates and residual values. If the carrying value exceeds the fair value, the second step of the process is necessary. The second step measures the difference between the carrying value and implied fair value of goodwill. If the carrying value exceeds fair value, goodwill is considered impaired and is reduced to fair value. The Company performs its annual goodwill impairment test in the fourth quarter. The annual impairment tests conducted for 2008, 2009, or 2010 did not result in impairment.

The Company amortizes its finite-lived intangibles over their estimated useful lives and tests for potential impairment when events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable. Finite-level intangible assets consist of customer contracts, trademarks, technology, and non-compete agreements. No impairment charges for intangible assets were recorded in 2008, 2009 or 2010.

Business Combinations

In December 2007, the FASB amended the authoritative guidance for business combinations. The new guidance retains the fundamental requirements of the historic business combinations standard and broadens its scope by applying the acquisition method to all transactions and other events in which an entity obtains control over one or more businesses. Among other things, the standard requires that assets acquired and liabilities assumed be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, and that income be recognized if the fair value of the net assets acquired exceeds the fair value of the consideration transferred. The new guidance was adopted by the Company on January 1, 2009 and applied prospectively to all acquisitions in 2009 and 2010. For 2008, acquisition-related costs were included in the purchase price allocation.

Product Development Costs

Costs incurred in research and development are expensed as incurred and consist primarily of personnel costs and consulting services.

Advertising

Advertising costs are charged to operations as incurred. Advertising costs were approximately $179, $178, and $579 for the years ended December 31, 2008, 2009, and 2010, respectively.

Income Taxes

The Company’s provision for income taxes is primarily based on current period income, changes in deferred tax assets and liabilities and changes in estimates with regard to uncertain tax positions. The Company estimates its current tax expense and assesses temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. The Company’s total deferred tax assets are principally comprised of net operating loss carryforwards and expense accruals.

Significant management judgment is required to assess the likelihood that its deferred tax assets will be recovered from future taxable income. In assessing the realizability of these deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Management makes this assessment on a jurisdiction by jurisdiction basis considering the historical trend of taxable losses, projected future taxable income and the reversal of deferred tax liabilities. As of December 31, 2010, the Company had a valuation allowance against $24,404 of net deferred tax assets due to uncertainty of realization of these deferred tax assets.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

The Company evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment. Interest and penalties, if any, associated with uncertain tax positions are included in income tax expense.

Leases

The Company leases its office facilities under operating leases. The Company accounts for certain operating leases that contain rent escalation provisions, rent abatements and /or lease incentives by recognizing rent expense on a straight-line basis over the lease term. The difference between the rent paid and the straight-line rent is recorded as a deferred liability. Assets acquired under capital leases are amortized over a lease term which coincides with the estimated useful life of the leased assets. For purposes of recognizing the above mentioned lease incentives on a straight-line basis over the term of the lease, the Company uses the date of initial possession to begin amortization. Lease renewal periods are considered in the determination of the lease term.

Stock-Based Compensation

Under the accounting guidance related to stock-based payment arrangements, companies are required to record compensation expense, using a fair value based method, for costs related to all share based payments, including stock options. Stock-based compensation expense is recognized over the requisite service period, which is the vesting period, on a straight-line basis.

Foreign Currency Translation

The functional currency of the Company’s international subsidiaries is generally the local currency. Assets and liabilities of the foreign subsidiaries are translated into U.S. dollars using period-end rates of exchange while income and expenses are translated at the average exchange rate for the periods presented. Gains or losses resulting from foreign currency translation are the only component of accumulated other comprehensive loss in the consolidated balance sheet. Gains or losses resulting from foreign currency transactions and remeasurements are included in other income (loss) in the consolidated statements of operations. Net foreign currency gains (losses) included in other income (loss) were $178, $(259), and $(232) in 2008, 2009, and 2010, respectively.

Commitments and Contingencies

The Company evaluates all pending or threatened contingencies and commitments, if any, that are reasonably likely to have a material effect on its operations or financial position. The Company assesses the probability of an adverse outcome and records a provision for a liability when management believes that it is probable that a liability has been incurred and the amount can be reasonably estimated.

Presentation of Certain Taxes

The Company collects various taxes from customers and remits these amounts to the applicable taxing authorities. The Company’s accounting policy is to exclude these taxes from revenue and cost of revenue.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

2.	Business Combinations

2010 Acquisitions:

The table below summarizes the net assets acquired related to the 2010 acquisitions:

	BitArmor	Intellitactics	Breach

Assets acquired
Cash	$441	$2,302	$10,111
Accounts receivable, net	242	2,610	846
Income taxes recoverable	—	—	2
Deferred tax asset	—	—	28
Inventory	—	7	78
Prepaid expenses and other	59	295	495
Fixed assets	152	361	306
Goodwill	3,416	5,674	3,956
Customer relationships	560	4,290	1,270
Developed technology	1,270	3,620	1,440
Trademarks	—	130	—
Other long-term assets	6	—	27

Total assets acquired	$6,146	$19,289	$18,559

Liabilities assumed
Accounts payable	652	406	360
Accrued expenses & other	294	1,503	520
Accrued wages & related	35	513	939
Deferred revenue	770	4,449	1,570
Notes payable	945	5,333	—
Capital leases	—	21	—

Total liabilities assumed	$2,696	$12,225	$3,389

Net assets acquired	$3,450	$7,064	$15,170

The useful lives for intangible assets for the acquired companies in 2010 are as follows:

	BitArmor	Intellitactics	Breach

Customer relationships	5.0	8.8	8.5
Developed technology	7.0	6.8	6.5
Trademarks	—	2.0	—
Total Weighted Average	6.4	7.8	7.4

BitArmor Systems, Inc.

On January 6, 2010, Trustwave entered into an asset purchase agreement with BitArmor Systems, Inc. (“BitArmor”) a Delaware corporation, and acquired certain assets and liabilities in return for 3,000,000 shares of the

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

Company’s Class A Common Stock. The transaction qualified as a tax free reorganization under Section 368 of the Internal Revenue Code. The Class A common stock issued for this acquisition was valued based on the Company’s estimate of the fair value of the shares. The fair value of the shares was determined by allocating the Company’s enterprise value using generally accepted valuation methodologies such as discounted cash flows, guideline public company and guideline transaction analysis. This acquisition allows the Company to offer full disk encryption and persistent file encryption and has served as a foundation for both its DataControl solution and its end-to-end encryption product. Encrypting sensitive information is a key component to complying with many data security standards, including PCI. As a result of the acquisition, which was treated as a qualified reorganization under Section 368 of the Internal Revenue Code, the Company recorded goodwill of $3,416, which is not deductible for income tax purposes. Such goodwill is assigned to the North America segment and reflects the value of the product portfolio enhancements from the BitArmor acquisition. Transaction costs of approximately $69 have been expensed as incurred as general and administrative expenses. The total purchase price of $3,450 was allocated to acquired assets and liabilities assumed based on their respective fair values at January 6, 2010.

Intellitactics, Inc

On March 1, 2010, AmbironTrustWave Government Solutions, Inc., a Delaware corporation, a wholly owned subsidiary of Trustwave entered into a stock purchase agreement acquiring all the shares of Intellitactics, Inc. (“Intellitactics”), a Delaware corporation in return for 6,228,928 shares of the Company’s common stock and 1,061,523 of Class A common stock warrants. The Class A common stock issued for this acquisition was valued based on the Company’s estimate of the fair value of the shares. The fair value of the shares was determined by allocating the Company’s enterprise value using generally accepted valuation methodologies such as discounted cash flows, guideline public company and guideline transaction analysis. The Class A common stock warrants were valued based on the present value at grant date using the Black-Scholes pricing model. Intellitactics is a provider of SIEM technology. The acquired technology provides comprehensive reporting of events logged in networks, systems, applications and databases, and is a critical component of robust security architectures, as well as a requirement of many information security regulations and industry standards. The total purchase price of $7,064 was allocated to acquired assets and liabilities assumed based on their respective fair value at March 1, 2010. As a result of the acquisition, the Company recorded goodwill of $5,674, which is not deductible for income tax purposes. Such goodwill is assigned to the North America segment and reflects the value of the product portfolio enhancements from the Intellitactics acquisition. Transaction costs of approximately $131 have been expensed as incurred as general and administrative expenses. Severance costs of $567, $46 and $56 have been expensed as incurred and recorded in general and administrative, product development and sales and marketing expenses, respectively.

Breach Security, Inc.

On June 18, 2010, Trustwave Acquisition Corp., a Delaware corporation, a wholly owned subsidiary of Trustwave entered into a stock purchase agreement acquiring all the shares of Breach Security, Inc. (“Breach”), a Delaware corporation in return for 7,400,000 shares of the Company’s Class A Common Stock. The Company’s Class A common stock issued for this acquisition was valued based on the Company’s estimate of the fair value of the shares. The fair value of the shares was determined by allocating the Company’s enterprise value arrived at using generally accepted valuation methodologies such as discounted cash flows, guideline public company and guideline transaction analysis. This acquisition gave the Company access to WAF which provides protection for web applications, such as e-commerce sites, against attacks. WAF helps organizations using active web applications to safely maintain the flow of critical network traffic into and out of their organizations and enables compliance with multiple requirements of PCI as well as requirements of other regulatory standards. The purchase price of $15,170 was allocated to acquired assets and liabilities assumed based on their respective fair values at the June 18, 2010. As a result of the acquisition, which was treated as a qualified reorganization under Section 368 of the Internal Revenue

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

Code, the Company recorded goodwill of $3,956, which is not deductible for income tax purposes. Such goodwill is assigned to the North America segment and reflects the value of the product portfolio enhancements from the Breach acquisition. Transaction costs of approximately $118 have been expensed as incurred as general and administrative expenses. Severance costs of $222 and $23 have been expensed as incurred and recorded in general and administrative and sales and marketing expenses, respectively.

Financial results since the date of acquisition for acquired entities have been included in the consolidated statement of operations. The acquired businesses contributed revenues of $16,012 to the Company from January 6, 2010 to December 31, 2010. Net income is not segregated after the acquiree’s respective acquisition date.

2009 Acquisitions:

The table below summarizes the net assets acquired related to the 2009 acquisitions:

	Mirage	Vericept

Assets acquired
Cash	$392	$59
Accounts receivable, net	674	760
Inventory	138	191
Prepaid expenses and other	186	340
Fixed assets	70	294
Goodwill	—	5,360
Customer relationships	—	2,180
Developed technology	600	1,120
Non-compete agreement	110	50
Trademarks	50	210
Other long-term assets	112	81

Total assets acquired	$2,332	$10,645
Liabilities assumed
Accounts payable	331	449
Accrued expenses & other	388	1,101
Accrued wages & related	321	489
Deferred revenue	740	4,859

Total liabilities assumed	$1,780	$6,898

Net assets acquired	$552	$3,747

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

Also summarized are the useful lives for intangible assets for the acquired companies:

	Mirage	Vericept

Customer relationships	—	9.3
Developed technology	8.9	9.3
Trademarks	1.9	9.3
Non-compete agreements	2.9	4.3
Total Weighted Average	7.4	9.3

Mirage Networks, Inc.

On February 1, 2009, TW Acquisition, Inc., a wholly owned subsidiary of Trustwave entered into an asset purchase agreement with Mirage Networks, Inc. (“Mirage”), a Texas corporation, and acquired certain assets and liabilities in return for the assumption of specific liabilities. The technology acquired in the business combination added to the range of compliance enablement solutions offered by the Company. The total purchase price of $1,780 consisted of the assumption of short-term liabilities and resulted in a gain on bargain purchase of $552 which was recorded as a gain on acquisition in the Consolidated Statement of Operations. The gain was the result of the excess of total acquired assets over liabilities assumed. Transaction costs of $32 were expensed as incurred and recorded in general and administrative expense. The fair values of the assets acquired and liabilities assumed are as of February 1, 2009.

Vericept Corporation

On August 26, 2009, TrustWave Acquisition, Inc., a wholly owned subsidiary of Trustwave entered into a stock purchase agreement acquiring all the shares of Vericept Corporation (“Vericept”), a Delaware corporation, in return for 4,743,447 shares of the Company’s Class A common stock. The transaction was a cash merger treated as an asset purchase for tax purposes. The Company’s Class A common stock issued for this acquisition was valued based on the Company’s estimate of the fair value of the shares. The fair value of the shares was determined by allocating the Company’s enterprise value arrived at using generally accepted valuation methodologies such as discounted cash flows, guideline public company and guideline transaction analysis. The Company acquired Vericept to give its customers access to advanced data loss prevention solutions. As a result of the acquisition, the Company recorded goodwill of $5,360, which is deductible for income tax purposes, as the transaction was treated as an asset purchase. Such goodwill is assigned to the North America segment and reflects the value of the product portfolio enhancements from the Vericept acquisition. Transaction costs of $183 were expensed as incurred and have been recorded in general and administrative expense. The total purchase price of $3,747 was allocated to the acquired assets and liabilities assumed based on their respective fair values on August 26, 2009.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

2008 Acquisition

The table below summarizes the net assets acquired related to the 2008 acquisition:

ControlPath

Assets acquired
Accounts receivable, net	$41
Prepaid expenses and other	5
Fixed assets	275
Developed technology (useful life of 5 years)	371

Total assets acquired	$692

Liabilities assumed
Deferred revenue	57

Total liabilities assumed	$57

Net assets acquired	$635

ControlPath Inc.

On August 18, 2008, Trustwave executed an asset purchase agreement with ControlPath Inc. (“ControlPath”), a Delaware corporation, and acquired certain assets and liabilities in return for cash consideration of $416 and 250,000 shares of the Company’s Class A common stock. The Company’s Class A common stock issued for this acquisition was valued based on the Company’s estimate of the fair value of the shares. The fair value of the shares was determined by allocating the Company’s enterprise value (arrived at using generally accepted valuation methodologies such as discounted cash flows, guideline public company and guideline transaction analysis) to the various securities making up the Company’s equity structure. All goodwill arising on this transaction is expected to be deductible for tax purposes. ControlPath offers software platforms for managing and automating enterprise governance, risk management and compliance of multiple regulatory regimes. The total weighted average useful life for intangible assets acquired is 5 years.

Unaudited Supplemental Pro Forma Financial Information

The unaudited supplemental pro forma financial information in the table below summarizes the combined results of operations for Trustwave as if Mirage and Vericept were acquired on January 1, 2008 and BitArmor, Breach, and Intellitactics were acquired on January 1, 2009. The pro forma financial information for all periods presented includes adjustments for amortization of acquired intangible assets, acquisition-related costs, conforming accounting policies, and elimination of interest expense and any derivative gains or losses related to the debt settled as part of the acquisitions. The pro forma financial information as presented below is for informational purposes only and is not indicative of the results of operations that would have been achieved if the Mirage and Vericept acquisitions had taken place on January 1, 2009 and if the BitArmor, Breach, and Intellitactics acquisitions had taken place on January 1, 2010.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

	For The Year Ended December 31,
	2008	2009	2010
	(unaudited)

Revenue	$74,155	$98,501	$116,013
Net loss	$(17,242)	$(19,786)	$(10,169)
Net loss per weighted average share, basic and diluted attributable to Trustwave common shareholders	$(0.23)	$(0.22)	$(0.11)

3.	Accounts Receivable

Accounts receivable consist of the following:

	2009	2010

Billed receivables	$15,444	$30,512
Unbilled receivables	1,768	3,134

Total accounts receivable	17,212	33,646
Less: Allowance for doubtful accounts	591	1,547

Total accounts receivable	$16,621	$32,099

Changes in the allowance for doubtful accounts are as follows:

	2009	2010

Balance at January 1	$481	$591
Charged to expense	662	1,476
Write-offs, net of recoveries	(552)	(520)

Balance at December 31	$591	$1,547

4.	Property and Equipment

	2009	2010

Leasehold improvements	$2,728	$3,763
Computer equipment	7,097	8,800
Software	948	1,466
Office furniture and equipment	1,039	1,428
Equipment under capital lease	1,361	1,519

	13,173	16,976
Less: Accumulated depreciation	5,397	6,750

Total fixed assets	$7,776	$10,226

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

5.	Intangible Assets

The following table sets forth balance sheet information for intangible assets subject to amortization, excluding goodwill:

				Non-
	Customer		Developed	compete
	Contracts	Trademarks	Technology	Agreements	Total

December 31, 2009
Gross carrying value	$5,498	$260	$4,381	$705	$10,844
Accumulated amortization	(2,034)	(22)	(1,046)	(577)	(3,679)

Intangible assets, net	$3,464	$238	$3,335	$128	$7,165

December 31, 2010
Gross carrying value	$11,674	$390	$10,711	$709	$23,484
Accumulated amortization	(3,211)	(116)	(2,014)	(655)	(5,996)

Intangible assets, net	$8,463	$274	$8,697	$54	$17,488

Intangible assets amortization expense was $881, $992, and $2,239 in 2008, 2009, and 2010, respectively. The portion of this expense charged to cost of sales was $256, $317, and $823 for 2008, 2009, 2010, respectively. The remaining amortization expense was recorded in general and administrative expense.

Amortization expense for the each of the five succeeding years is expected to be as follows:

	2011	2012	2013	2014	2015

Amortization expense	$2,790	$2,901	$2,849	$2,778	$2,633

Intangible assets are all amortizable and have estimated useful lives as follows:

Years

Intangible asset
Customer contracts	2 - 4
Customer relationships	5 - 10
Non-compete agreements	2 - 4
Trademarks	1 - 10
Developed technology	5 - 10

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

6.	Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2009 and 2010 were as follows:

	North America	EMEA	Total

Balance as of December 31, 2008	$21,349	$1,429	$22,778
Acquisitions	5,360	—	5,360
Foreign currency translation adjustments	—	143	143

Balance as of December 31, 2009	$26,709	$1,572	$28,281
Acquisitions	13,046	—	13,046
Foreign currency translation adjustments	768	(45)	723

Balance as of December 31, 2010	$40,523	$1,527	$42,050

The APAC and LAC segments have no goodwill.

7.	Notes Payable

During fiscal 2006, the Company assumed a loan for $583 due to a financial institution. The loan had an effective interest rate of 2.5% above the Prime Rate and was payable over 36 months. Total repayments were $250 and $83 in 2008 and 2009, respectively. The loan was fully repaid in April 2009.

In June 2007, the Company issued a subordinated, convertible promissory note in the principal amount of $3,000. The effective interest rate of 5.5% per annum on the note was payable monthly beginning June 27, 2007 and on the last day of each month thereafter through and including the maturity date of May 31, 2010. The note was due in three installments of $1,000 each on May 31, 2008, 2009 and 2010 and the Company made all payments according to the installment schedule. The note was fully paid in May 2010.

In September 2008, the Company executed a new loan agreement under which the total limit on the lines of credit and short term capital loans was raised from $3,000 to $10,000. Certain terms and conditions of this original loan agreement were modified in August 2009 and November 2010 which included an increase in the credit line to $20,000. The agreement requires that the Company comply with financial covenants by maintaining certain levels of liquidity, meeting minimum targets for Earnings Before Income Taxes and Depreciation and Amortization (“EBITDA”), and limiting capital expenditures. The interest rate on outstanding borrowings for this line of credit was the Prime Rate and includes a fee of 0.25% on unused portions of the revolving line. The line of credit is scheduled to mature on November 30, 2011. We had no outstanding borrowings under the line of credit and $1.5 million, $1.7 million and $2.0 million of outstanding letters of credit under this agreement as of December 31, 2008, 2009 and 2010.

8.	Income Taxes

The following is a geographical breakdown of loss before the provision for income taxes:

	2008	2009	2010

Domestic	$(1,397)	$1,088	$(2,034)
Foreign	(627)	(2,520)	(2,216)

Total loss before provision for income taxes	$(2,024)	$(1,432)	$(4,250)

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

The income tax expense (benefit) consisted of the following for the years ended December 31, 2008, 2009, and 2010:

	2008	2009	2010

Income tax expense (benefit)
Current
Federal	—	—	—
State	—	94	222
Foreign	31	28	174

Total current taxes	31	122	396

Deferred
Federal	(384)	447	(1,147)
State	(93)	108	157
Foreign	(93)	(611)	(722)

Total deferred taxes	(570)	(56)	(1,712)

Total tax (benefit) expense before valuation allowance	(539)	66	(1,316)
Increase of valuation allowance against deferred tax assets	561	48	1,688

Total tax expense	22	114	372

The net deferred tax assets and liabilities arising from temporary differences at December 31, 2009 and 2010 are as follows:

	2009	2010

Depreciation	(1,467)	(2,093)
Intangible assets amortization	(1,692)	(6,105)
Net operating losses	7,359	24,324
Accrued expenses	1,385	6,710
Wages and related	274	500
Allowance for doubtful accounts	138	292
Stock-based compensation	565	850

Total deferred tax assets	6,562	24,478
Valuation allowance balance	(6,544)	(24,404)

Net deferred tax assets	18	74

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

The differences between the U.S. federal statutory tax rate and the Company’s effective rate for the years ended December 31, 2008, 2009, and 2010 are reflected in the following table:

	2008	2009	2010

Federal statutory income tax	34.0%	34.0%	34.0%
State income tax, net of federal tax benefit	3.5%	(10.6)%	6.6%
Effect of foreign taxes	(4.7)%	(19.2)%	(4.7)%
Meals and entertainment	(6.1)%	(8.8)%	(3.8)%
Valuation allowance net of deferred tax assets	(27.7)%	(3.4)%	(39.7)%
Other	—	—	(1.2)%

Effective income tax rate	(1.0)%	(8.0)%	(8.8)%

The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. The Company has determined that the cumulative net losses in recent periods required that they record a valuation allowance of $24,404 against all of the Company’s net deferred tax assets in the United States, the United Kingdom, Canada, Singapore, Mexico, Brazil, Hong Kong and India. Total net operating losses, from all jurisdictions, available to offset future taxable income are $60,984 as of December 31, 2010. Approximately $637 of the federal net operating loss carryforwards resulted from exercises of employee stock options and were not recorded on the Company’s consolidated balance sheet. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital if and when realized through a reduction in income tax payable.

The Company’s subsidiaries in Israel and South Africa reported taxable income in 2010 and accrued $69 in income taxes. Also in 2010, the Company’s subsidiary in Singapore had physical presence in China and accrued approximately $40 in income taxes. The increase in tax expense in 2010 relates primarily to state minimum taxes, gross receipts tax and similar state taxes of $222.

At December 31, 2010, the Company has federal net operating loss carry-forwards (“NOL”) of approximately $45,267 available to reduce future taxable income in the United States. Under the provisions of Section 382 of the Internal Revenue Code, the change in ownership caused by the merger of Ambiron LLC and Trustwave Corporation in March of 2005 limited the annual deduction related to $5,800 of accumulated net operating losses to approximately $740 per year. Section 382 of the Internal Revenue Code also limited the annual deduction related to $10,500 of accumulated net operating losses acquired through the acquisition of SecurePipe, Inc. in December of 2006 to approximately $537 per year. The Company’s net operating loss carryforwards are subject to expiration from 2022 through 2030.

Pursuant to Internal Revenue Code Sections 382, the use of the Company’s acquired subsidiaries’ net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period from the acquisition date. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The Company is in a process of preparing a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the acquired subsidiaries’ formation. If any of the acquired subsidiaries has experienced an ownership change at any time since its formation, and prior to the acquisition, utilization of the NOL carryforwards would be subject to an annual limitation under Section 382 of the Internal Revenue Code. Any limitation may result in expiration of a portion of the NOL carryforwards before utilization. Further, until a study is completed and any limitation known, no amounts are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact its effective tax rate. Any NOL carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

The Company is a direct owner of certain foreign subsidiaries. Deferred foreign income taxes are not provided for unremitted foreign earnings of such foreign subsidiaries because the company expects earnings will be indefinitely reinvested and such amounts of unremitted earnings would not be material.

The Company has cumulative losses in its worldwide foreign subsidiaries. The foreign operations that have undistributed earnings are newly formed entities that expect to use the earnings to fund growth and expansion in the jurisdictions they operate.

As of December 31, 2010, the Company had $124 of liabilities recorded as a result of tax positions taken in prior periods, of which $50 were related to penalties. The Company does not expect that changes in the liability for unrecognized tax benefits during the next 12 months will have a significant impact on financial position or results of operations. The Company recorded $14 of interest and penalties in 2010 and no interest or penalties were incurred in 2008 and 2009.

The Company and its subsidiaries are subject to taxation in the U.S. and various states as well as in certain foreign jurisdictions. The Company remains subject to examination by the U.S. federal, state and foreign taxing authorities for the years 2005 through 2009.

For 2009, the classification of deferred tax balances has been revised to show the effects of assets and liabilities by jurisdiction.

9.	Leases

Capital Leases

The following is a schedule of future minimum lease payments under capital leases:

Capital Leases

Year Ending December 31,

2011	$498
2012	324
2013	10

832
Less: Portion representing interest at 5.00% to 9.98%	62

Present value of net minimum lease payments	770
Less: Portion due within one year	450

$320

The following is an analysis of the leased property under capital leases:

	2009	2010

Computer equipment	$1,361	$1,519
Less: Accumulated amortization	(193)	(491)

	$1,168	$1,028

The capital leases expire in July 2011, March 2012, October 2012 and February 2013 and require monthly payments ranging from $1 to $26, including interest.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

Operating Leases

The Company currently occupies nine domestic facilities under operating leases. The facilities are located in Chicago, Illinois; Greenwood Village, Colorado; Madison, Wisconsin; Addison, Texas; Austin, Texas; Waltham, Massachusetts, Pittsburgh, Pennsylvania; Reston, Virginia and Carlsbad, California. Rents under certain of the Company’s operating leases increase throughout the term of the lease. In accordance with the applicable accounting guidance, the Company records rent expense on these leases straight-line over the term of the lease. The operating leases expire on various dates through October 2019. Monthly rentals range from $2 to $49. The Company is responsible for taxes, insurance, and maintenance. Certain of the leases provide for a five year renewal option upon expiration of the initial lease term.

The Company also has facilities rented under operating leases in London, England; Stockholm, Sweden; Pretoria, South Africa; Cambridge, Canada; Sao Paolo, Brazil; and Herzliya, Israel. These leases expire on various dates through April 2015. Monthly rentals range from $4 to $21.

Rent expense under all operating leases was $1,129, $2,075, and $3,268 in 2008, 2009, and 2010, respectively.

The Company vacated its office space in Arizona in 2005 and executed a sublease agreement for the facility. The base rental amounts due for the office space for the balance of the term exceeded the total payments received under the sublease agreement by $19 in 2009. In 2005, the Company also entered into a lease for its Annapolis, Maryland office and was able to execute a sublease agreement for its previous office space. The sublease agreements provided for base monthly rentals ranging from $7 to $36 and expired on various dates in 2009. The sublease tenants are responsible for taxes, insurance, and maintenance.

Rental income obtained from the subleasee was $525, $306, and $24, in 2008, 2009, and 2010, respectively. Final payments received in 2010 were per an amended payment schedule. No other sublease agreements exist as of December 31, 2010.

Minimum lease payments for the next 5 years under non-cancelable operating leases as of December 31, 2010 are as follows:

Operating Leases

2011	$2,499
2012	1,539
2013	1,068
2014	927
2015	884

$6,917

10.	Warrants

As part of the consideration for the 2006 acquisition of SecurePipe, Inc., the Company issued 78,580 warrants to purchase shares of the Company’s Class A common stock. Each warrant, exercisable immediately, enables the holder to purchase one share of Class A common stock for $0.83 per share. The warrants expire on April 26, 2016.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

As part of the Intellitactics acquisition in 2010, the Company issued 1,061,523 warrants, exercisable immediately, to purchase the Company’s Class A common stock. Warrants were issued as follows:

Number of	Exercise
Warrants	Price	Expiration Date

82,639	$6.05	June 12, 2014
25,000	$3.00	November 13, 2015
953,884	$1.08	February 28, 2020

In September 2010, the Board of Directors awarded 500,000 warrants to a Director of the Company. The warrants, exercisable immediately, expire on September 21, 2015 and entitle the grantee to acquire Class A common stock for $2.05 per share. The Company recorded $460 of related compensation charges in general and administrative expenses in 2010.

The fair values of warrants issued in 2010 were valued at the grant date using the Black-Scholes option pricing model using the following average assumptions for the year ended December 31, 2010:

Volatility	38.1%
Dividend yield	0%
Weighted-average expected warrant life (in years)	5.0
Risk free rate	2.07%
Weighted average fair value per warrant at issuance date	$0.51

11.	Integration charges

Accounting guidance requires that the fair value of a liability for costs associated with an exit or disposal activity be recognized and measured when the liability is incurred. The Company has initiated integration plans including workforce reductions which involve employee severance benefits and abandonment of excess facilities related to an acquisition.

Severance

The Company accounted for severance obligations in accordance with accounting guidance on exit and disposal activities because the majority of the severance activities related to one-time events in 2006 and 2010 and the company has no exiting plans. As a result of an acquisition in December 2006, the Company paid severance to former employees from 2007 to 2009.

In 2010, the Intellitactics and Breach acquisitions resulted in $914 of severance charges. Cash payments were made in 2010 and will continue through 2011.

Facilities

Excess facilities charges take into account the fair value of the future lease obligations of the abandoned space, including the potential for sublease income. Estimating the amount of sublease income requires management to make estimates for the space that will be rented, the rate per square foot that might be received and the vacancy period of each property. These estimates could differ materially from actual amounts due to changes in the real estate markets in which the properties are located, such as changes in the supply of office space and prevailing lease rates. Changing market conditions by location and considerable work with third-party leasing companies require us to periodically review each lease and change the Company’s estimates on a prospective basis, as necessary.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

In December 2010, the Company abandoned its facility in Carlsbad, California. The Company recorded a lease abandonment accrual for $450 and facility impairment costs for $98. The lease abandonment accrual is net of $107 in estimated sublease income.

The table below summarizes both the severance and facilities charges:

	Accrued	Accrued
	Severance	Facilities
	Costs	Costs	Total

Balance at January 1, 2008	$248	$40	$288
Cash payments	(238)	(19)	(257)

Balance at December 31, 2008	$10	$21	$31
Cash payments	(10)	—	(10)
Adjustments	—	(21)	(21)

Balance at December 31, 2009	$—	$—	$—
Severance/Facilities expense	914	450	1,364
Cash payments	(688)	—	(688)

Balance at December 31, 2010	$226	$450	$676

Both office integration and severance pay expenses were recorded in general and administrative expense on the consolidated statements of operations and in accrued expenses and other on the consolidated balance sheets. These expenses were only incurred in the North America business segment.

12.	401(k) Savings Plan

Trustwave Holdings qualified 401(k) plan covers employees over age 21 credited with at least one month of service. Participating employees can contribute up to $16.5 of their compensation, subject to statutory limitations. The Company may, at its discretion, match 50% of the amount contributed by each employee to a maximum of 6% of each employee’s compensation. The plan may be amended or terminated at any time. The Company’s contributions were $459, $748, and $968 for 2008, 2009, and 2010, respectively.

13.	Stockholders’ Equity

Class A Voting Common Stock

The holders of Class A common stock are entitled to receive dividends, when and as declared by the Board of Directors, and to vote on all matters entitled to be voted on by the stockholders of the Company.

Class B Non-voting Convertible Common Stock

The holders of Class B common stock are not entitled to receive dividends or to vote on any Company matters. Class B common shares automatically convert to Class A shares on a 1:1 ratio upon the occurrence of liquidation, dissolution, or winding up of the Company subject to certain qualifications, or on the closing of the sale of shares of Class A common stock in an underwritten public offering subject to certain qualifications.

Series B Convertible Preferred Stock

In June 2008, the Company issued the Series B shares of preferred stock (“Series B Preferred”) and as of December 31, 2009 and 2010 there were 5,882,353 shares issued and outstanding. Series B Preferred ranks senior to

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

Class A and B common stock and junior to Series A-1 and A-2 preferred stock as to dividends and upon liquidation, dissolution or winding up. Each Series B Preferred holder is entitled to voting rights equivalent to those votes which the holder would have as a Class A common stock holder upon conversion.

Series B Preferred shares are entitled to a liquidation preference equal to the original purchase price plus any Series B Preferred accrued unpaid dividends, less any participating dividends received. As of December 31, 2009 and 2010, the liquidation preference of Series B Preferred was $11,241 and $12,041, respectively.

The holders of the Series B Preferred shares are entitled to receive cumulative annual dividends at an annual rate of 8.0% on the original issuance price. Such dividends are payable only upon liquidation, dissolution or winding up of the Company or when declared by the Board of Directors. Participating dividends may also be paid to Series B Preferred holders to the extent dividends are paid to common stockholders. For 2009, the presentation of the Series B Preferred shares has been revised to record previously recorded accreted, unpaid, undeclared dividends as additional paid in capital.

Each share of Series B Preferred is convertible, at the option of the holder, into Class A common stock at any time at a conversion ratio of 1 to 1. The conversion ratio is subject to adjustment for events such as a stock split or stock dividend. All of the Series B Preferred shares outstanding shall automatically be converted into shares of Class A common stock upon the closing of the sales of shares of Class A common stock pursuant to an underwritten public offering.

14.	Convertible Redeemable Preferred Stocks

The Company’s authorized convertible redeemable preferred stock as of December 31, 2009 and 2010 consists of 22,457,891 shares of preferred stock, par value $0.0001 of which 10,952,633 are designated as Series A-1 preferred stock and 11,505,258 shares are designated as Series A-2 preferred stock.

Series A-1 Convertible Redeemable Preferred Stock

At December 31, 2009 and 2010 there were 10,952,633 shares of Series A-1 preferred stock (“Series A-1”) issued and outstanding. Series A-1 shares rank senior to common stock and Series B Preferred stock of the Company as to dividends and upon liquidation, dissolution or winding up. Each Series A-1 holder is entitled to voting rights equivalent to those votes which the holder would have as a Class A common stock holder upon conversion.

Series A-1 shares are entitled to a liquidation preference equal to the original purchase price plus any Series A-1 accrued unpaid dividends, less any participating dividends received. As of December 31, 2009 and 2010, the liquidation preference of Series A-1 was $13,041 and $13,541, respectively.

At any time on or after April 8, 2009, all of the outstanding shares of Series A-1 preferred stock can be redeemed at the written request of the holders of 66 2/3% of the Series A-1 preferred stock at an amount equal to the liquidation preference.

The holders of the Series A-1 shares are entitled to receive cumulative annual dividends at the rate of $0.045651 per each share. Such dividends are payable upon liquidation, dissolution or winding up of the Company, redemption of Series A-1, or when declared by the Board of Directors. Participating dividends may also be paid to Series A-1 holders to the extent dividends are paid to common stockholders.

Each share of Series A-1 is convertible, at the option of the holder, into Class A common stock at any time at a conversion ratio of 1 to 1. The conversion ratio is subject to adjustment for events such as a stock split, stock dividend or an issuance of stock. All Series A-1 shares outstanding shall automatically be converted into shares of Class A common stock at the then effective conversion price, upon a vote of 66 2/3% of the Series A preferred

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

stockholders to do so, or upon the closing of the sales of shares to Class A common stock pursuant to an underwritten public offering.

Series A-2 Convertible Redeemable Preferred Stock

At December 31, 2009 and 2010 there were 11,505,258 shares of Series A-2 preferred stock (“Series A-2”) issued and outstanding. Series A-2 has the same rights, privileges and restrictions as Series A-1, except the annual dividend per share is $0.043458. As of December 31, 2009 and 2010, the liquidation preference of Series A-2 was $7,393 and $7,893, respectively.

15.	Incentive Stock Plan

The Company adopted the Trustwave Stock Incentive Plan (the “Plan”) in May 2001. Under the Plan, the Company may grant incentive stock options, non-qualified stock options and shares of common stock to officers, directors, employees and others. The Company issues new shares of stock upon the exercise of stock options. Options may be granted that are exercisable into either Class A or Class B common stock. The Board, at its sole discretion, determines the price of the shares subject to an option on the date of the grant. Generally, these options vest and become exercisable over a period of four years and the exercise price is set at the grant-date fair market value of Company’s stock, as determined by a third-party appraisal. Options awarded under the Plan may carry a term of up to 10 years from the grant date.

The Board has reserved 22,155,957 shares of the Company’s stock for the Plan. The compensation cost charged against income for the Plan was approximately $246, $278, and $566 in 2008, 2009, and 2010, respectively. The Company did not realize any current tax benefits related to the exercise of stock options.

The fair value of stock options for Class A common stock is calculated based on the estimated present value at grant date using the Black-Scholes option pricing model that uses assumptions in the following table:

	2008	2009	2010

Dividend yield	0%	0%	0%
Volatility	45.0%	39.0%	32.0%
Risk-free interest rate	3.36%	2.73%	2.74%
Weighted-average expected option life (in years)	6.0	6.0	6.0

	2008	2009	2010

Weighted-average grant-date fair value of options	$0.38	$0.32	$0.50
Total intrinsic value of options exercised	$453	$524	$637

The dividend yield was based on the Company’s policy of not paying dividends, which we expect to continue in the future. The volatility assumption is based on implied and historical stock price volatility of a peer group of publicly traded companies. The risk-free interest rate assumption is based on United States Treasury instruments. The expected life was estimated using the simplified method for all options in all periods as the Company does not have sufficient historical exercise data.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

The following table summarizes the activity of the Company’s stock option plan:

	Year Ended 12/31/2010
		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term (Years)	Value(1)

Outstanding — beginning of period	13,640,117	$0.41
Granted at fair value
Class A	1,849,500	1.34
Class B	—	—
Exercised
Class A	(288,988)	0.26
Class B	(298,441)	0.07
Forfeited
Class A	(469,529)	0.86
Class B	(2,344)	0.21
Expired
Class A	(89,918)	0.71
Class B	(92,659)	0.10

Outstanding — end of period	14,247,738	$0.53	5.07	$33,623
Class A	11,855,036	$0.62
Class B	2,392,702	$0.09
Options vested and expected to vest at December 31, 2010(2)	13,853,007	0.52	4.97	32,885
Exercisable at end of period	10,302,255	0.34	3.69	26,252

(1)	The Company has computed the aggregate intrinsic value amounts disclosed in the above table based on the difference between the original exercise price of the options and the estimated fair value of the Company’s common stock of $2.89 per share at December 31, 2010.
(2)	Options vested and expected to vest reflect the Company’s estimated forfeiture rates.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

A summary of the Company’s non-vested stock option grants at December 31, 2010 and changes during the years are presented in the table below:

	Class A		Class B
		Weighted		Weighted
		Average		Average
		Grant Date		Grant Date
Equity Classified Awards	Number	Fair Value	Number	Fair Value

Non-vested at December 31, 2009	4,037,699	$0.33	39,758	$0.10
Granted	1,849,500	0.50	—	—
Vested	(1,472,187)	0.34	(37,414)	0.10
Forfeited	(469,529)	0.35	(2,344)	0.10

Non-vested at December 31, 2010	3,945,483	$0.41	—

The total fair value of shares vested during the year was $229, $254, and $496 in 2008, 2009, and 2010, respectively.

As of December 31, 2010 total compensation costs related to unvested stock option grants not yet recognized was $1,200, to be recognized over 1.4 years. Total cash received from exercises of share options was $193, $135, and $97 in 2008, 2009, and 2010, respectively. Due to the accumulated net operating losses, the Company did not realize any tax benefits for the exercise of stock options.

16.	Net Loss per Share

Basic net loss per common share is calculated by dividing net loss available to common stockholders by the weighted average Class A common stock outstanding for the period. Diluted earnings per common share is calculated by dividing net income by the weighted average number of Class A common shares outstanding for the period plus amounts representing the dilutive effect of stock options on Class A common, warrants, restricted stock and convertible preferred stock, as applicable. Preferred dividends were added to net loss in arriving at net loss attributable to common shareholders. The Company calculates basic net loss and diluted net loss per common share using the treasury stock method, the as-if-converted method, and the two-class method, as applicable.

	December 31
	2008	2009	2010

Net loss	$(2,046)	$(1,546)	$(4,622)
Less: Cumulative annual preferred dividends	(1,441)	(1,800)	(1,800)

Net loss attributable to common stockholders	(3,487)	(3,346)	(6,422)

Net loss per share (basic and diluted)	$(0.05)	$(0.05)	$(0.07)
Weighted average shares outstanding (basic and diluted)	69,100,346	71,339,985	86,721,283

Weighted average shares have been revised for the years ended 2008, 2009 and 2010 to exclude Class B common shares from the weighted average shares outstanding. Weighted average shares as previously reported were 71,047,256, 73,904,725 and 89,109,669 for the years ended 2008, 2009 and 2010, respectively. Weighted average shares as revised were 69,100,346, 71,339,985 and 86,721,283 for the years ended 2008, 2009 and 2010, respectively.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

As shares of Class B common stock are not entitled to receive dividends or to vote on any Company matters in their current form, no income or loss is allocated to these shares for basic earnings per share calculations. Upon the occurrence of liquidation, dissolution or winding up of the Company, or on the closing of the sale of shares of Class A common stock in an underwritten public offering subject to certain qualifications, the shares of Class B common stock automatically convert into shares of Class A common stock. However, since the conditions for conversion have not been met, shares and options of Class B common are excluded from the computation of diluted earning per share.

Due to the Company’s loss position in 2008, 2009, and 2010, the impacts of preferred stock, options on Class A common, and warrants were excluded from the calculation of diluted earnings per share because the effects are antidilutive. The following instruments may have a dilutive effect in future periods:

	December 31
	2008	2009	2010

Stock options outstanding	12,198,717	13,640,117	14,247,738
Stock warrants outstanding	78,580	78,580	1,640,103
Convertible preferred shares	28,340,242	28,340,242	28,340,242
Class B common stock	1,983,312	2,934,847	3,233,288

Unaudited Pro Forma Net Loss Per Share

Unaudited pro forma basic and diluted net loss per common share for the year ended December 31, 2010 have been computed to give effect to the conversion of Series A-1, Series A-2, Series B convertible preferred and Class B common stock as though the conversion had occurred as of January 1, 2010. Due to the Company’s loss position in 2010, the impacts of options and warrants were excluded from the calculation of diluted earnings per share because the effects are antidilutive.

17.	Segment Information

The Company conducts its business in four geographic operating segments. The results of these geographic operating segments are reviewed regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The four operating segments are North America, EMEA, APAC and LAC. The products and services from which each operating segment derives its revenues are similar and include both compliance management and compliance enablement solutions. Revenues are attributed to a geographic area based on the location of the customer.

The Company defines Adjusted EBITDA, a non-GAAP financial measure, as net income (loss) before income tax expense (benefit), depreciation and amortization, net interest expense, stock-based compensation, gain (loss) on foreign currency exchange, severance and transition costs, and acquisition, transaction and integration expenses. The Company reports segment results in a manner consistent with management’s internal reporting of operating results to the chief operating decision maker (Chief Executive Officer) for purposes of evaluating segment performance and allocating resources.

Adjusted EBITDA is not a measure of financial performance under GAAP. Items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to, or substitute for, net income, net change in cash and cash equivalents or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and thus is susceptible to varying calculations, Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

Items that apply to the Company as a whole (such as corporate expenses) are included in the North America operating segment.

	2008	2009	2010

Revenues from external customers
North America(1)	$47,932	$61,936	$94,706
EMEA	9,640	9,957	13,509
LAC	268	579	1,980
APAC	488	635	1,308

Total	$58,328	$73,107	$111,503

Depreciation and amortization expense
North America	$1,874	$2,726	$4,690
EMEA	262	286	276
LAC	—	—	3
APAC	—	—	1

Total	$2,136	$3,012	$4,970

Total assets
North America	$47,870	$79,117	$108,985
EMEA	6,116	5,518	8,900
LAC	308	724	2,312
APAC	727	1,316	1,871

Total	$55,021	$86,675	$122,068

Segment reported Adjusted EBITDA
North America	$959	$4,175	$7,111
EMEA	8	329	492
LAC	(254)	(624)	(1,817)
APAC	(306)	(801)	(930)

Total segment reported Adjusted EBITDA	$407	$3,079	$4,856
Taxes	(22)	(114)	(372)
Depreciation and amortization	(2,136)	(3,012)	(4,970)
Interest expense, net	(151)	(112)	(87)
Stock compensation expense	(285)	(278)	(1,026)
Foreign currency exchange gains (losses)	178	(259)	(232)
Severance and transition costs	—	(948)	(1,268)
Acquisition, transaction and integration expenses	(37)	98	(1,523)

Net Loss	$(2,046)	$(1,546)	$(4,622)

Revenues in the United States were $45,590, $57,962, and $86,896 in 2008, 2009, and 2010, respectively.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Years Ended December 31, 2008, 2009 and 2010

Long-lived assets, excluding financial instruments, deferred tax assets, goodwill and intangible assets, in the United States were $7,701 at December 31, 2009 and $9,434 at December 31, 2010.

Internationally, long-lived assets, excluding financial instruments and deferred tax assets, were $178 at December 31, 2009 and $870 at December 31, 2010. No country other than the United States accounted for 10% or more of total long-lived assets, excluding financial instruments, deferred tax assets, goodwill and intangible assets at December 31, 2009 or 2010.

18.	Commitments and Contingent Liabilities

The Company is involved in various legal proceedings in the normal course of business. It is management’s opinion, after consultation with counsel and a review of the facts, a material loss with regard to the statement of financial position, operations and cash flows from any current litigation is not probable or reasonably possible.

19.	Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through April 21, 2011, which is the date the financial statements were issued. The Company determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements.

TRUSTWAVE HOLDINGS, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

			Pro Forma
	December 31,	March 31,	March 31, 2011
	2010	2011	(Notes 11 and 12)
	(in thousands, except share
	and per share data)

ASSETS
Current assets
Cash and cash equivalents	$14,558	$18,492	$10,670
Accounts receivable, net	32,099	25,480	25,480
Inventories	488	422	422
Deferred tax asset, current	1,539	1,215	1,215
Prepaid expenses and other	3,542	4,651	4,651

Total current assets	52,226	50,260	42,438
Property and equipment, net	10,226	10,454	10,454
Intangible assets, net	17,488	16,804	16,804
Goodwill	42,050	42,587	42,587
Other assets	78	70	70

Total assets	$122,068	$120,175	$112,353

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,775	$1,190	$1,190
Deferred revenue, current	34,033	34,308	34,308
Accrued wages and payroll related	10,057	9,299	9,299
Capital lease obligations, current	450	411	411
Income tax payable	182	96	96
Accrued expenses and other	5,473	5,632	5,632

Total current liabilities	51,970	50,936	50,936

Deferred revenue	8,349	5,969	5,969
Capital lease obligations	320	230	230
Deferred tax liabilities	1,465	1,135	1,135
Other long term liabilities	2,327	2,242	2,242

Total liabilities	64,431	60,512	60,512

Commitments and contingent liabilities (see Note 13)
Convertible redeemable preferred stock
Series A-1, $0.0001 par value, 10,952,633 shares authorized; 10,952,633 shares issued and outstanding at December 31, 2010 and March 31, 2011 and no shares issued and outstanding at March 31, 2011 pro forma	13,541	13,666	$—
Series A-2, $0.0001 par value, 11,505,258 shares authorized; 11,505,258 issued and outstanding at December 31, 2010 and March 31, 2011 and no shares issued and outstanding at March 31, 2011 pro forma	7,893	8,018	—

Total convertible redeemable preferred stock	21,434	21,684	—

Stockholders’ equity
Series B Convertible Preferred Stock, $0.0001 par value, 5,882,353 shares authorized; 5,882,351 issued and outstanding at December 31, 2010 and March 31, 2011 and no shares issued and outstanding at March 31, 2011 pro forma	10,000	10,000	—
Class B convertible common stock, $0.0001 par value, 6,174,654 and 5,625,990 shares authorized; issued and outstanding: 3,233,288 and 4,945,371 at December 31, 2010 and March 31, 2011 and no shares issued and outstanding at March 31, 2011 pro forma	—	—	—
Class A common stock, $0.0001 par value, 144,175,210 and 150,223,874 shares authorized; issued and outstanding: 91,353,635 and 93,509,597 at December 31, 2010 and March 31, 2011 and no shares issued and outstanding at March 31, 2011 pro forma	9	9	—
Preferred stock, $0.10 par value per share 5,000,000 authorized; no shares issued and outstanding at March 31, 2011 pro forma	—	—	—
Common stock $0.01 par value, 150,000,000 shares authorized; 126,795,210 issued and outstanding at March 31, 2011 pro forma	—	—	1,268
Additional paid-in capital	50,501	51,115	73,718
Accumulated deficit	(24,147)	(23,488)	(23,488)
Accumulated other comprehensive loss	(160)	343	343

Total stockholders’ equity	36,203	37,979	$51,841

Total liabilities, convertible redeemable preferred stock, and stockholders’ equity	$122,068	$120,175	$112,353

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TRUSTWAVE HOLDINGS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2010	2011
	(in thousands, except share and per share data)

Revenue
Subscription revenue	$16,829	$23,448
Professional services	3,342	5,721
Product sales	1,518	2,229

Total revenue	21,689	31,398

Cost of sales
Service delivery, excluding depreciation and amortization	7,406	9,363
Product sales, excluding depreciation and amortization	273	508
Depreciation and amortization	266	450

Total cost of sales	7,945	10,321

Gross profit	13,744	21,077

Operating Expenses
Product development	3,744	6,194
Sales and marketing	5,753	7,122
General and administrative	6,491	7,002

Total operating expenses	15,988	20,318

(Loss) income from operations	(2,244)	759
Interest expense, net	(36)	(8)
Other (loss) income, net	(106)	18

(Loss) income before income taxes	(2,386)	769
Income tax expense	(78)	(110)

Net (loss) income	$(2,464)	$659

Cumulative annual preferred dividends	(450)	(450)

Net (loss) income attributable to common shareholders	$(2,914)	$209

Net (loss) income per common share:
Basic	$(0.04)	$0.00

Diluted	$(0.04)	$0.00

Weighted average shares outstanding:
Basic	79,317,662	91,783,570
Diluted	79,317,662	98,215,085
Pro forma net income per common share:
Basic		$0.01

Diluted		$0.01

Pro forma weighted average shares outstanding:
Basic		123,566,144
Diluted		130,647,795

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TRUSTWAVE HOLDINGS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

	Number of Shares			Amount					Accumulated
	Series B	Class B	Class A	Series B	Class B	Class A	Additional		Other
	Preferred	Common	Common	Preferred	Common	Common	Paid-In	Accumulated	Comprehensive
	Stock	Stock	Stock	Stock	Stock	Stock	Capital	Deficit	Profit (loss)	Total
	(in thousands, except share and per share data)

Balance at December 31, 2010	5,882	3,233	91,354	$10,000	$—	$9	$50,501	$(24,147)	$(160)	$36,203

Exercise of stock options	—	1,712	2,156	—	—	—	571	—	—	571
Accrued dividends on preferred stock	—	—	—	—	—	—	(250)	—	—	(250)
Compensation expense associated with stock option grants	—	—	—	—	—	—	293	—	—	293
Net income	—	—	—	—	—	—	—	659	—	659
Other comprehensive income
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	503	503

Total comprehensive income	—	—	—	—	—	—	—	—	—	1,162

Balance at March 31, 2011	5,882	4,945	93,510	$10,000	$—	$9	$51,115	$(23,488)	$343	$37,979

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TRUSTWAVE HOLDINGS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2010	2011
	(in thousands)

Cash flows from operating activities:
Net (loss) income	$(2,464)	$659
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Depreciation and amortization	1,021	1,517
Provision for doubtful accounts	555	181
Loss from disposal of property and equipment	23	130
Inventory provision	—	24
Non-cash compensation expense	137	293
Changes in assets and liabilities
(Increase) decrease in accounts receivable	(2,167)	6,606
(Increase) decrease in prepaid expenses and other current assets	(210)	(839)
Decrease in inventories	60	42
Decrease in other assets	1	8
Decrease (increase) in deferred taxes	1	(7)
(Decrease) in accounts payable	(667)	(867)
Increase (decrease) in income taxes payable	17	(87)
(Decrease) in accrued expenses	(719)	(725)
Increase (decrease) in other long-term liabilities	18	(44)
(Decrease) in deferred revenue	(1,101)	(2,245)

Net cash (used in) provided by operating activities	(5,495)	4,646

Cash flows from investing activities
Purchases of property and equipment	(333)	(882)
Acquisition of businesses, net of cash acquired	2,743	—

Net cash provided by (used in) investing activities	2,410	(882)

Cash flows from financing activities
Payments on notes payable	(6,279)	—
Payments on capital lease obligations	(108)	(129)
Prepayment of initial public offering costs	—	(252)
Proceeds from issuance of stock options	12	571

Net cash (used in) provided by financing activities	(6,375)	190

Effect of changes in exchange rates on cash flows	(83)	(20)

Net (decrease) increase in cash and cash equivalents	(9,543)	3,934
Cash and cash equivalents
Beginning of year	23,916	14,558

End of year	$14,373	$18,492

Supplemental disclosure of non-cash investing and financing activities
Acquisition of property and equipment under capital leases	167	809
Issuance of stock and stock options in acquisitions of businesses	10,514	—
Notes payable and capital leases assumed in business combinations	6,299	—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

1.	Basis of Presentation

The accompanying unaudited Consolidated Financial Statements include the accounts of Trustwave Holdings, Inc. and subsidiaries (the “Company”) in accordance with accounting principles generally accepted in the United States (“GAAP”) and with the instructions to Form 10-Q and Article 10 of Regulation S-X. All intercompany transactions and balances have been eliminated. The statements have been prepared in accordance with the accounting policies described in the Company’s Form S-1 Registration Statement and should be read in conjunction with the audited Consolidated Financial Statements for the years ended December 31, 2008, 2009 and 2010 and notes included therein. These statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management all material adjustments (primarily consisting of normal recurring accruals) considered necessary for a fair presentation of the financial positions, results of operations and cash flows for the periods presented have been included and the disclosures herein are adequate. The results for interim periods are unaudited and not necessarily indicative of the results that can be expected for a full year.

2.	Accounts Receivable

Accounts receivable consist of the following:

	December 31,	March 31,
	2010	2011

Billed receivables	$30,512	$22,950
Unbilled receivables	3,134	3,998

Total accounts receivable	33,646	26,948
Less: Allowance for doubtful accounts	1,547	1,468

Total accounts receivable	$32,099	$25,480

Changes in the allowance for doubtful accounts are as follows:

March, 31
2011

Balance at January 1	$1,547
Charged to expense	181
Write-offs, net of recoveries	(260)

Balance at March 31	$1,468

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Property and Equipment

	December 31,	March 31,
	2010	2011

Leasehold improvements	$3,763	$3,708
Computer equipment	8,800	9,607
Software	1,466	1,597
Office furniture and equipment	1,428	1,423
Equipment under capital lease	1,519	1,519

	16,976	17,854
Less: Accumulated depreciation	6,750	7,400

Total fixed assets	$10,226	$10,454

4.	Intangible Assets

Intangible assets amortization expense was $447 and $701 in the three months ending March 31, 2010 and 2011, respectively. The portion of this expense charged to cost of sales was $146 and $288 in the three months ending March 31, 2010 and 2011, respectively. The remaining amortization expense was recorded in general and administrative expense.

5.	Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2010 and March 31, 2011 were as follows:

	North America	EMEA	Total

Balance as of December 31, 2010	$40,523	$1,527	$42,050
Foreign currency translation adjustments	482	55	537

Balance as of March 31, 2011	$41,005	$1,582	$42,587

The APAC and LAC segments have no goodwill.

6.	Income Taxes

The provision for income tax was $110 on pretax income of $769 for the three months ending March 31, 2011 compared to a provision of $78 on a pretax loss of $2,386 for the same period in 2010. The effective income tax rate was 14.3% for the first quarter of 2011 reflecting the provision for foreign and state taxes. The effective income tax rate for the first quarter of 2010 was (3.3%) reflecting a provision for foreign and state taxes.

7.	Integration charges

Accounting guidance requires that the fair value of a liability for costs associated with an exit or disposal activity be recognized and measured when the liability is incurred. The Company has initiated integration plans including workforce reductions which involve employee severance benefits and abandonment of excess facilities related to an acquisition.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Severance

For the three months ended March 31, 2010, the acquisition of Intellitactics resulted in severance charges of $669. Cash payments were made in 2010 and will continue through 2011.

Facilities

Excess facilities charges take into account the fair value of the future lease obligations of the abandoned space, including the potential for sublease income. Estimating the amount of sublease income requires management to make estimates for the space that will be rented, the rate per square foot that might be received and the vacancy period of each property. These estimates could differ materially from actual amounts due to changes in the real estate markets in which the properties are located, such as changes in the supply of office space and prevailing lease rates. Changing market conditions by location and considerable work with third-party leasing companies require us to periodically review each lease and change the Company’s estimates on a prospective basis, as necessary.

In December 2010, the Company abandoned its facility in Carlsbad, California. The Company recorded a lease abandonment accrual for $450 and facility impairment costs for $98. The lease abandonment accrual is net of $107 in estimated sublease income.

The table below summarizes both the severance and facilities charges:

	Accrued	Accrued
	Severance	Facilities
	Costs	Costs	Total

Balance at December 31, 2010	$226	$450	$676
Cash payments	(154)	(87)	(241)

Balance at March 31, 2011	$72	$363	$435

Both office integration and severance pay expenses were recorded in general and administrative expense on the consolidated statements of operations and in accrued expenses and other on the consolidated balance sheets. These expenses were only incurred in the North America business segment.

8.	Incentive Stock Plan

The Company adopted the Trustwave Stock Incentive Plan (the “Plan”) in May 2001. Under the Plan, the Company may grant incentive stock options, non-qualified stock options and shares of common stock to officers, directors, employees and others. The Company issues new shares of stock upon the exercise of stock options. Options may be granted that are exercisable into either Class A or Class B common stock. The Board, at its sole discretion, determines the price of the shares subject to an option on the date of the grant. Generally, these options vest and become exercisable over a period of four years and the exercise price is set at the grant-date fair market value of Company’s stock, as determined by a third-party appraisal. Options awarded under the Plan may carry a term of up to 10 years from the grant date.

The Board has reserved 27,655,957 shares of the Company’s stock for the Plan as of March 31, 2011. The compensation cost charged against income for the Plan was approximately $137 and $293 in the three months ending March 31, 2010 and 2011, respectively. The Company did not realize any current tax benefits related to the exercise of stock options.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of stock options for Class A common stock granted in the three months ended March 31, 2010 and 2011 is calculated based on the estimated present value at grant date using the Black-Scholes option pricing model that uses assumptions in the following table:

	Three Months Ended
	March 31,
	2010	2011

Dividend yield	0%	0%
Volatility	32.4%	41.1%
Risk-free interest rate	3.28%	2.47%
Weighted-average expected option life (in years)	6.1	6.0
Weighted-average grant-date fair value of options	$0.44	$1.25
Total intrinsic value of options exercised	$37	$10,607

The dividend yield was based on the Company’s policy of not paying dividends, which we expect to continue in the future. The volatility assumption is based on implied and historical stock price volatility of a peer group of publicly traded companies. The risk-free interest rate assumption is based on United States Treasury instruments. The expected life was estimated using the simplified method for all options in all periods as the Company does not have sufficient historical exercise data.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the activity of the Company’s stock option plan:

	Three Months Ended
	March 31, 2011
		Weighted
		Average
	Number of	Exercise
	Options	Price

Outstanding — beginning of period	14,247,738	$0.53
Granted at fair value
Class A	3,774,000	2.89
Class B	—	—
Exercised
Class A	(2,155,962)	0.21
Class B	(1,712,083)	0.07
Forfeited
Class A	(54,385)	1.71
Class B	—	—
Expired
Class A	(47,745)	0.73
Class B	—	—

Outstanding — end of period	14,051,563	$1.26
Class A	13,370,944	$1.32
Class B	680,619	$0.13
Exercisable at end of period	6,996,390	0.50
Options vested and expected to vest at March 31, 2011(1)	12,822,626	1.18

(1)	Options vested and expected to vest reflect the Company’s estimated forfeiture rates.

As of March 31, 2011 total compensation costs related to unvested stock option grants not yet recognized was $4,690, to be recognized over 1.7 years. Total cash received from exercises of share options was $12 and $571 in the three months ended March 31, 2010 and 2011, respectively. Due to the accumulated net operating losses, the Company did not realize any tax benefits for the exercise of stock options.

9.	Net (Loss) Income per Share

Basic net (loss) income per common share is calculated by dividing net (loss) income available to common stockholders by the weighted average Class A common stock outstanding for the period. Diluted net (loss) income per common share is calculated by dividing net (loss) income by the weighted average number of Class A common shares outstanding for the period plus amounts representing the dilutive effect of stock options on Class A common, warrants, restricted stock and convertible preferred stock, as applicable. Preferred dividends were added to net (loss) income in arriving at net (loss) income attributable to common shareholders. The Company calculates basic

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

net (loss) income and diluted net (loss) income per common share using the treasury stock method, the as-if-converted method, and the two-class method, as applicable.

	Three Months Ended March 31,
	2010	2011
	(in thousands, except share and per share data)

Net (loss) income available to common stockholders	(2,464)	659
Less: Undeclared preferred dividends	(450)	(450)

Net (loss) income attributable to common stockholders	(2,914)	209

Basic weighted average common shares outstanding	79,317,662	91,783,570
Dilutive effect of stock options on Class A common and warrants	—	6,431,515

Dilutive weighted average common shares outstanding	79,317,662	98,215,085

Basic (loss) income per common share	$(0.04)	$0.00

Diluted (loss) income per common share	$(0.04)	$0.00

A total of 107,639 warrants with exercise prices that exceed the weighted average fair market value of the underlying stock for the three months ended March 31, 2011 and 28,340,242 convertible preferred shares were excluded from the calculation of diluted earnings per share because of their antidilutive effect. Since the conditions for conversion of Class B common to Class A common have not been met, 4,945,371 shares and 680,619 options of Class B common were also excluded from the calculation.

Due to the Company’s loss position in the three months ended March 31, 2010, the impacts of preferred stock, options on Class A common, and warrants were excluded from the calculation of diluted earnings per share because the effects are antidilutive. Since the conditions for conversion of Class B common to Class A common have not been met, shares and options of Class B common were also excluded from the calculation. The following instruments may have a dilutive effect in future periods:

Three Months Ended
March 31, 2010

Stock options outstanding	14,476,104
Stock warrants outstanding	1,140,103
Convertible preferred shares	28,340,242
Class B common stock	2,965,752

Unaudited Pro Forma Net Loss Per Share

Unaudited pro forma basic and diluted net income per common share for the three months ended March 31, 2011 have been computed to give effect to the conversion of Series A-1, Series A-2, Series B convertible preferred and Class B common stock as though the conversion had occurred as of January 1, 2011.

10.	Segment Information

The Company conducts its business in four geographic operating segments. The results of these geographic operating segments are reviewed regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The four operating segments are North America, EMEA, APAC and LAC. The products and services from which each operating segment derives its revenues are similar and include both

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compliance management and compliance enablement solutions. Revenues are attributed to a geographic area based on the location of the customer.

The Company defines Adjusted EBITDA, a non-GAAP financial measure, as net income (loss) before income tax expense (benefit), depreciation and amortization, net interest expense, stock-based compensation, gain (loss) on foreign currency exchange, severance and transition costs, and acquisition, transaction and integration expenses. The Company reports segment results in a manner consistent with management’s internal reporting of operating results to the chief operating decision maker (Chief Executive Officer) for purposes of evaluating segment performance and allocating resources.

Adjusted EBITDA is not a measure of financial performance under GAAP. Items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to, or substitute for, net income, net change in cash and cash equivalents or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and thus is susceptible to varying calculations, Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

Items that apply to the Company as a whole (such as corporate expenses) are included in the North America operating segment.

	Three Months Ended March 31,
	2010	2011

Revenues from external customers
North America	$18,334	$25,016
EMEA	2,723	5,371
LAC	363	551
APAC	269	460

Total	$21,689	$31,398

Depreciation and amortization expense
North America	$964	$1,439
EMEA	57	71
LAC	—	7
APAC	—	—

Total	$1,021	$1,517

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended March 31,
	2010	2011

Adjusted EBITDA
North America	$(162)	$2,931
EMEA	189	265
LAC	(256)	(556)
APAC	(381)	(103)

Total Adjusted EBITDA	$(610)	$2,537
Taxes	(78)	(110)
Depreciation and amortization	(1,021)	(1,517)
Interest expense, net	(36)	(8)
Stock compensation expense	(137)	(293)
Foreign currency exchange (losses) gains	(84)	50
Severance and transition costs	(350)	—
Acquisition, transaction and integration expenses	(148)	—

Net (loss) income	$(2,464)	$659

	December 31,	March 31,
	2010	2011

Total assets
North America	$108,985	$104,169
EMEA	8,900	11,321
LAC	2,312	2,185
APAC	1,871	2,500

Total	$122,068	$120,175

In February 2011, the Company restructured its operations in Europe and transferred total assets of $189 from its North America segment to EMEA.

11.	Stockholders’ Equity

Class A Voting Common Stock

The holders of Class A common stock are entitled to receive dividends, when and as declared by the Board of Directors, and to vote on all matters entitled to be voted on by the stockholders of the Company.

Class B Non-voting Convertible Common Stock

The holders of Class B common stock are not entitled to receive dividends or to vote on any Company matters. Class B common shares automatically convert to Class A shares on a 1:1 ratio upon the occurrence of liquidation, dissolution, or winding up of the Company subject to certain qualifications, or on the closing of the sale of shares of Class A common stock in an underwritten public offering subject to certain qualifications.

Unaudited Pro Forma Financial Information of Class B Non-Voting Convertible Common Stock

The unaudited pro forma balance sheet as of March 31, 2011 presented in the accompanying financial statements reflects the conversion of all outstanding 4,945,371 shares of Class B common stock into the same

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

number of newly-authorized shares of common stock, which will occur prior to the completion of an initial public offering.

Series B Convertible Preferred Stock

In June 2008, the Company issued the Series B shares of preferred stock (“Series B Preferred”) and as of December 31, 2010 and March 31, 2011 there were 5,882,353 shares issued and outstanding. Series B Preferred ranks senior to Class A and B common stock and junior to Series A-1 and A-2 preferred stock as to dividends and upon liquidation, dissolution or winding up. Each Series B Preferred holder is entitled to voting rights equivalent to those votes which the holder would have as a Class A common stock holder upon conversion.

Series B Preferred shares are entitled to a liquidation preference equal to the original purchase price plus any Series B Preferred accrued unpaid dividends, less any participating dividends received. As of December 31, 2010 and March 31, 2011, the liquidation preference of Series B Preferred was $12,041 and $12,241, respectively.

The holders of the Series B Preferred shares are entitled to receive cumulative annual dividends at an annual rate of 8.0% on the original issuance price. Such dividends are payable only upon liquidation, dissolution or winding up of the Company or when declared by the Board of Directors. Participating dividends may also be paid to Series B Preferred holders to the extent dividends are paid to common stockholders. For 2009, the presentation of the Series B Preferred shares has been revised to record previously recorded accreted, unpaid, undeclared dividends as additional paid in capital.

Each share of Series B Preferred is convertible, at the option of the holder, into Class A common stock at any time at a conversion ratio of 1 to 1. The conversion ratio is subject to adjustment for events such as a stock split or stock dividend. All of the Series B Preferred shares outstanding shall automatically be converted into shares of Class A common stock upon the closing of the sales of shares of Class A common stock pursuant to an underwritten public offering.

Unaudited Pro Forma Financial Information of Series B Convertible Preferred Stock

The unaudited pro forma balance sheet as of March 31, 2011 presented in the accompanying financial statements reflects the conversion of all outstanding 5,882,353 shares of Series B convertible preferred stock into the same number of newly-authorized shares of common stock, which will occur prior to the completion of an initial public offering.

12.	Convertible Redeemable Preferred Stocks

The Company’s authorized convertible redeemable preferred stock as of December 31, 2010 and March 31, 2011 consists of 22,457,891 shares of preferred stock, par value $0.0001 of which 10,952,633 are designated as Series A-1 preferred stock and 11,505,258 shares are designated as Series A-2 preferred stock.

Series A-1 Convertible Redeemable Preferred Stock

At December 31, 2010 and March 31, 2011 there were 10,952,633 shares of Series A-1 preferred stock (“Series A-1”) issued and outstanding. Series A-1 shares rank senior to common stock and Series B Preferred stock of the Company as to dividends and upon liquidation, dissolution or winding up. Each Series A-1 holder is entitled to voting rights equivalent to those votes which the holder would have as a Class A common stock holder upon conversion.

Series A-1 shares are entitled to a liquidation preference equal to the original purchase price plus any Series A-1 accrued unpaid dividends, less any participating dividends received. As of December 31, 2010 and March 31, 2011, the liquidation preference of Series A-1 was $13,541 and $13,666, respectively.

TRUSTWAVE HOLDINGS, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At any time on or after April 8, 2009, all of the outstanding shares of Series A-1 preferred stock can be redeemed at the written request of the holders of 66 2/3% of the Series A-1 preferred stock at an amount equal to the liquidation preference.

The holders of the Series A-1 shares are entitled to receive cumulative annual dividends at the rate of $0.045651 per each share. Such dividends are payable upon liquidation, dissolution or winding up of the Company, redemption of Series A-1, or when declared by the Board of Directors. Participating dividends may also be paid to Series A-1 holders to the extent dividends are paid to common stockholders.

Each share of Series A-1 is convertible, at the option of the holder, into Class A common stock at any time at a conversion ratio of 1 to 1. The conversion ratio is subject to adjustment for events such as a stock split or stock dividend. All Series A-1 shares outstanding shall automatically be converted into shares of Class A common stock at the then effective conversion price, upon a vote of 66 2/3% of the Series A preferred stockholders to do so, or upon the closing of the sales of shares to Class A common stock pursuant to an underwritten public offering.

Unaudited Pro Forma Financial Information of Series A-1 Convertible Redeemable Preferred Stock

The unaudited pro forma balance sheet as of March 31, 2011 presented in the accompanying financial statements reflects the conversion of all outstanding 10,952,633 shares of Series A-1 convertible redeemable preferred stock into the same number of newly-authorized shares of common stock and the payment of $4,602, which will occur prior to the completion of an initial public offering.

Series A-2 Convertible Redeemable Preferred Stock

At December 31, 2010 and March 31, 2011 there were 11,505,258 shares of Series A-2 preferred stock (“Series A-2”) issued and outstanding. Series A-2 has the same rights, privileges and restrictions as Series A-1, except the annual dividend per share is $0.043458. As of December 31, 2010 and March 31, 2011, the liquidation preference of Series A-2 was $7,893 and $8,018, respectively.

Unaudited Pro Forma Financial Information of Series A-2 Convertible Redeemable Preferred Stock

The unaudited pro forma balance sheet as of March 31, 2011 presented in the accompanying financial statements reflects the conversion of all outstanding 11,505,258 shares of Series A-2 convertible redeemable preferred stock into the same number of newly-authorized shares of common stock and the payment of $3,220, which will occur prior to the completion of an initial public offering.

13.	Commitments and Contingent Liabilities

The Company is involved in various legal proceedings in the normal course of business. It is management’s opinion, after consultation with counsel and a review of the facts, a material loss with regard to the statement of financial position, operations and cash flows from any current litigation is not probable or reasonable possible.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Intellitactics, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Intellitactics, Inc. and Subsidiary (a Delaware corporation) as of February 28, 2010, December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the period from January 1, 2010 through February 28, 2010 and the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intellitactics, Inc. and Subsidiary as of February 28, 2010, December 31, 2009 and 2008, and the results of their operations and their cash flows for the period from January 1, 2010 through February 28, 2010 and the years ended December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/  Grant Thornton LLP

McLean, Virginia
December 3, 2010

INTELLITACTICS, INC., AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	February 28,	December 31,	December 31,
	2010	2009	2008

ASSETS
Current Assets
Cash and cash equivalents	$2,301,988	$2,046,302	$3,002,279
Accounts receivable, net of allowance of $65,000, $45,000 and $67,000, respectively	2,601,177	5,744,382	5,252,479
Prepaid expenses and other current assets	280,114	300,096	501,659

Total Current Assets	5,183,279	8,090,780	8,756,417
Property and equipment, net	359,840	392,150	525,847
Other Assets	—	—	62,315

Total Assets	$5,543,119	$8,482,930	$9,344,579

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Notes payable — current	5,333,333	5,922,346	—
Capital lease obligations — current	9,597	9,527	7,494
Accounts payable	406,311	356,261	215,622
Accrued liabilities	2,050,370	1,695,892	1,603,738
Deferred revenue — current	5,126,604	6,789,679	5,094,777

Total Current Liabilities	12,926,215	14,773,705	6,921,631
Notes payable — net of current portion	—	—	5,776,745
Capital lease obligation — net of current portion	11,409	13,163	19,467
Deferred revenue, net of current portion	581,451	703,834	1,306,714

Total Liabilities	13,519,075	15,490,702	14,024,557
Commitments and Contingencies	—	—	—
Series B Redeemable convertible preferred stock, $.001 par value; 2,157,632 shares authorized, issued and outstanding	11,499,711	11,401,170	10,791,554
Series C Redeemable convertible preferred stock, $.001 par value; 326,709 shares authorized, issued and outstanding	923,084	923,084	923,084
Series D Redeemable convertible preferred stock, $.001 par value; 6,200,331 shares authorized, issued and outstanding	11,289,178	11,181,296	10,513,893
Series E Redeemable convertible preferred stock, $.001 par value; 2,478,648 shares authorized, issued and outstanding	5,806,909	5,755,183	5,435,190
Series F Redeemable convertible preferred stock, $.001 par value; 2,481,859 shares authorized, 1,996,893 shares issued and outstanding	4,863,576	4,813,791	4,505,791
Series G Redeemable convertible preferred stock, $.001 par value; 898,614 shares authorized, 855,823 shares issued and outstanding	1,585,051	1,565,655	1,445,655
Stockholders’ Deficit
Common stock $0.001 par value; 25,000,000 shares authorized; 1,282,247, 1,282,247 and 1,281,247 shares issued and outstanding, respectively	1,282	1,282	1,281
Additional paid-in capital	811,370	819,975	812,871
Accumulated deficit	(44,300,993)	(43,018,027)	(38,822,066)
Accumulated other comprehensive loss	(455,124)	(451,181)	(287,231)

Total Stockholders’ Deficit	(43,943,465)	(42,647,951)	(38,295,145)

Total Liabilities and Stockholders’ Deficit	$5,543,119	$8,482,930	$9,344,579

The accompanying notes are an integral part of these statements.

INTELLITACTICS, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Period
	from January 1,
	2010 through	Year Ended
	February 28,	December 31,	December 31,
	2010	2009	2008

Revenue
Product	$864,055	$5,031,862	$5,941,709
Maintenance and consulting services	1,396,336	7,991,111	7,330,286

Total Revenue	2,260,391	13,022,973	13,271,995
Direct Costs
Product	79,190	1,144,407	506,464
Maintenance and consulting services	319,766	1,913,797	1,935,218

Total Direct Costs	398,956	3,058,204	2,441,682

Gross Margin	1,861,435	9,964,769	10,830,313
Expenses
Software development	497,924	2,797,739	3,671,822
Sales and marketing	628,889	5,480,209	6,808,513
Administrative expenses	1,758,896	2,819,672	2,758,471

Loss from operations	(1,024,274)	(1,132,851)	(2,408,493)

Other Income (Expense)
Interest expense, net	(122,749)	(718,002)	(571,441)
Other income (expense)	191,387	(320,096)	422,384

Total Other Income (Expense)	68,638	(1,038,098)	(149,057)

Net Loss	$(955,636)	$(2,170,949)	$(2,557,550)

The accompanying notes are an integral part of these statements.

INTELLITACTICS, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
For the Period January 1, 2010 Through February 28, 2010 and
The Years Ended December 31, 2009 and 2008

					Accumulated
			Additional		Other
	Common Stock		Paid-in	Accumulated	Comprehensive
	Shares	Amounts	Capital	Deficit	(Loss)	Total

Balance at January 1, 2008	1,277,956	$1,278	$749,430	$(34,338,505)	$(361,607)	$(33,949,404)
Exercise of options	3,291	3	359	—	—	362
Dividends and accretion of preferred stock	—	—	—	(1,926,011)	—	(1,926,011)
Stock-based compensation	—	—	7,556	—	—	7,556
Issue of stock warrants	—	—	55,526	—	—	55,526
Comprehensive Loss
Net loss	—	—	—	(2,557,550)	—	(2,557,550)
Foreign currency translation adjustment	—	—	—	—	74,376	74,376
Total Comprehensive Loss						(2,483,174)

Balance at December 31, 2008	1,281,247	1,281	812,871	(38,822,066)	(287,231)	(38,295,145)
Exercise of options	1,000	1	89	—	—	90
Dividends and accretion of preferred stock	—	—	—	(2,025,012)	—	(2,025,012)
Stock-based compensation	—	—	7,015	—	—	7,015
Comprehensive Loss
Net loss	—	—	—	(2,170,949)	—	(2,170,949)
Foreign currency translation adjustment	—	—	—	—	(163,950)	(163,950)
Total Comprehensive Loss						(2,334,899)

Balance at December 31, 2009	1,282,247	$1,282	$819,975	$(43,018,027)	$(451,181)	$(42,647,951)
Dividends and accretion of preferred stock	—	—	—	(327,330)	—	(327,330)
Stock-based compensation	—	—	6,395	—	—	6,395
Settlement of stock warrants	—	—	(15,000)	—	—	(15,000)
Comprehensive Loss
Net loss	—	—	—	(955,636)	—	(955,636)
Foreign currency translation adjustment	—	—	—	—	(3,943)	(3,943)
Total Comprehensive Loss						(959,579)

Balance at February 28, 2010	1,282,247	$1,282	$811,370	$(44,300,993)	$(455,124)	$(43,943,465)

The accompanying notes are an integral part of these statements.

INTELLITACTICS, INC., AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Period
	from January 1,
	2010 through	Year Ended
	February 28,	December 31,	December 31,
	2010	2009	2008

Cash Flows from Operating Activities
Net loss	$(955,636)	$(2,170,949)	$(2,557,550)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	42,630	302,567	273,057
Amortization of debt discount	77,654	145,601	137,370
Stock-based compensation	6,395	7,015	7,556
Changes in operating assets and liabilities:
Accounts receivable	3,143,205	(491,903)	(115,694)
Prepaid expenses and other assets	19,982	263,878	(271,023)
Accounts payable	50,050	140,639	(75,984)
Accrued liabilities	354,478	92,154	319,680
Deferred revenue	(1,785,458)	1,092,022	864,289

Net Cash Provided by (Used in) Operating Activities	953,300	(618,976)	(1,418,299)

Cash Flows from Investing Activities
Purchases of property and equipment	(11,470)	(201,900)	(377,764)

Net Cash Used in Investing Activities	(11,470)	(201,900)	(377,764)

Cash Flows from Financing Activities
Proceeds from debt obligations	—	—	1,038,690
Payment of debt obligations	(666,667)	—	—
Payment of capital lease obligations	(1,684)	(4,271)	(13,084)
Proceeds from issuance of preferred stock	—	—	1,429,874
Payment to cancel stock warrants	(15,000)	—	—
Proceeds from exercise of stock options	—	90	362

Net Cash (Used in) Provided by Financing Activities	(683,351)	(4,181)	2,455,842

Effect of Exchange Rate on Cash	(2,793)	(130,920)	79,852

Increase (Decrease) in Cash	255,686	(955,977)	739,631
Cash, beginning of year	2,046,302	3,002,279	2,262,648

Cash, end of year	$2,301,988	$2,046,302	$3,002,279

The accompanying notes are an integral part of these statements.

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Period from January 1, 2010 Through February 28, 2010 and
The Years Ended December 31, 2009 and 2008

Note A — Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Intellitactics, Inc. (Intellitactics US), was incorporated in Delaware on March 20, 2003, as part of the reorganization with its Canada-based subsidiary Intellitactics, Inc. (Intellitactics Canada) (collectively the Company). The Company develops, markets, and supports enterprise security management software (ISM), which enables its customers to identify information security incidents, deploy resources to the threats that pose risks to the business, and assess and resolve such incidents on an enterprise-wide basis. Headquartered in Reston, Virginia, the Company markets ISM and its other products to companies, government organizations, and managed security service providers throughout the United States and abroad.

The accompanying consolidated financial statements include the accounts of Intellitactics US and its subsidiary, Intellitactics Canada. All significant intercompany transactions and balances have been eliminated.

Effective March 1, 2010 the Company was acquired by Trustwave Holdings, Inc. (Trustwave). The accompanying consolidated financial statements include the financial position and operations of the Company through the effective date of the transaction.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents.

Cash held in foreign financial institutions was approximately $71,000, $180,000 and $73,000 as of February 28, 2010, December 31, 2009 and December 31, 2008, respectively.

Revenue Recognition

The Company derives revenue primarily from software licenses, maintenance support, and consulting and development services. License revenue is recognized upon delivery, when the license fee is fixed and determinable and collection is reasonably assured.

Revenue recognized from multiple-element software arrangements is allocated to each element of an arrangement based on vendor specific objective evidence of the fair value (“VSOE”) of the element. The VSOE of maintenance support has been determined based upon the optional stated renewal fee for maintenance support in the contract, which is the price the customer is required to pay when maintenance support is renewed (sold separately) from software. As such, revenue is recognized under the residual method for arrangements in which licenses are sold with maintenance support, provided that all other applicable revenue recognition criteria have been met.

Maintenance support is provided, including product enhancements and updates, for fees which are payable annually. Customers generally prepay for an annual maintenance period. These prepayments are recorded as deferred revenue and recognized ratably over the contract period.

Revenue for consulting and development services is recognized as services are performed. The Company expenses anticipated losses on contracts in the period in which the losses become probable and reasonably estimable. Prepayments for consulting or training services are recorded as deferred revenue and recognized when earned.

Sales taxes collected from customers are excluded from revenues. The obligation is included in accounts payable until the taxes are paid.

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Revenue and Advance Payments

Deferred revenue and advance payments related to product support and other services result from payments received prior to the performance of services for consulting and technical support. Deferred revenue is comprised of deferred product licenses or deferred product support and other services revenue based on the VSOE of the elements of the arrangement, except for software licenses for which the Company does not have VSOE.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are generally due between 30 and 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Credit is extended based on evaluation of a customer’s financial condition and collateral is not required. The Company determines its allowance for doubtful accounts by considering a number of factors, including the number of days trade accounts receivable are past due, the Company’s previous loss history and the customer’s current ability to pay its obligation to the Company. The Company writes off accounts receivable when they become uncollectible. Any payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic life or the lease term.

Foreign Currency Transactions

The functional currency of the Company’s Canadian operations is the local currency. Accordingly, all assets and liabilities of the subsidiary are translated using exchange rates in effect at the end of the period and revenue and costs are translated using weighted average exchange rates for the period. The related translation adjustments are reported in accumulated other comprehensive income (loss) in stockholders’ deficit. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the results of operations.

Transaction gains and losses arising from transactions denominated in foreign currencies resulted in a nominal loss for the period from January 1, 2010 through February 28, 2010, a net loss of approximately $164,000 in 2009 and a net gain of approximately $74,000 in 2008 and are included in other income (expense) in the accompanying consolidated statements of operations.

Software Development Costs

Development costs relating to new software products and enhancements to existing products are expensed as incurred until technological feasibility has been established, after which additional costs are capitalized. There were no software costs capitalized for the period from January 1, 2010 through February 28, 2010, or the years ended December 31, 2009 and December 31, 2008, as the costs incurred between technological feasibility and general availability were not significant.

Income Taxes

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company evaluates its ability to benefit from all deferred tax assets and establishes valuation allowances for amounts it believes may not be realizable.

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On January 1, 2009, the Company adopted a new accounting standard which provides guidance on accounting for uncertain tax positions. The guidance prescribes a recognition threshold that a tax position is required to meet before recognition in the financial statements and provides guidance on de-recognition, measurement, classification, interest and penalties, disclosure and transitional issues. The adoption of the guidance did not have a material effect on the Company’s financial statements.

The Company recognizes financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority. Recognized tax positions are initially and subsequently measured as the largest amounts of tax benefit that is more than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The Company has chosen to treat interest and penalties related to uncertain tax liabilities as income tax expense.

Advertising Costs

Advertising costs are expensed as incurred and included in sales and marketing expenses. Advertising costs for the period from January 1, 2010 through February 28, 2010 were not significant. Advertising costs for the years ended December 31, 2009 and 2008 were approximately $30,000 and $21,000, respectively.

Stock-Based Compensation

Share-based payment arrangements are measured at estimated fair value. The Company has elected to use the Black-Scholes-Merton option pricing model to value any options granted and to recognize the compensation expense relating to share-based payments on a straight-line basis over the requisite service period.

Fair Value of Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Financial instruments are defined as cash or contracts that impose an obligation to deliver cash or other financial instruments to a second party. Accounts receivable and accounts payable are considered to be recorded at fair value given their short maturities, and the carrying amounts of notes payable approximate fair value as the interest rates on such notes are considered to be at market.

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the period. On an on-going basis, the Company evaluates its significant estimates, including but not limited to, those related to those assumptions and estimates used in the determination of fair value for revenue recognition and share-based payments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Impairment of Long-Lived Assets

Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be fully recoverable, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If any impairment is indicated as a result of this analysis, the Company would recognize a loss based on the amount by which the carrying amount exceeds the estimated fair value of such asset.

Recently Issued Accounting Pronouncements

Revenue Arrangements with Multiple Deliverables.  In October 2009, the FASB revised the accounting guidance pertaining to revenue arrangements with multiple deliverables. Prior to this guidance, in order for deliverables within an arrangement to be separated, the items must have stand-alone value as defined by the statement and there must be objective and reliable evidence of fair value for all elements or at a minimum the undelivered elements within the arrangement. Objective and reliable evidence of fair value meant there was vendor-specific-objective-evidence (VSOE) of fair value, which consisted of the price charged when the deliverable is sold separately or a price established by management with the authority to establish the price for the item before it is to be sold separately. Or if VSOE did not exist, third-party evidence was also acceptable. The new standard allows for the use of an estimated management selling price to determine the value of deliverables within an arrangement when VSOE or third-party evidence does not exist. The new guidance also eliminates the use of the residual method of allocation allowed in the previous guidance. The guidance will be effective for the Company beginning January 1, 2011. While the Company occasionally may enter into software arrangements falling outside the scope of software revenue recognition guidance, the adoption of this guidance is not expected to have a material impact on the Company’s financial condition or results of operations.

Subsequent Events

The Company evaluated its financial statements for subsequent events through December 3, 2010, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements, other than the transaction discussed with Trustwave discussed in Note J.

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note B — Property and Equipment

Property and equipment consist of the following as of:

	February 28,	December 31,	December 31,
	2010	2009	2008

Computer equipment	$2,309,323	$2,318,941	$2,004,213
Software	759,087	763,573	674,427
Furniture and fixtures	308,496	300,356	265,542
Leasehold improvements	45,300	45,610	116,051

	3,422,206	3,428,480	3,060,233
Accumulated depreciation and amortization	3,062,366	3,036,330	2,534,386

	$359,840	$392,150	$525,847

Depreciation and amortization expense of property and equipment was approximately $43,000, $303,000 and $273,000 for the period from January 1, 2010 through February 28, 2010, and the years ended December 31, 2009 and December 31, 2008, respectively.

Note C — Notes Payable

	February 28,	December 31,	December 31,
	2010	2009	2008

Orix Venture Finance loan	$5,333,333	$6,000,000	$6,000,000
Less related unamortized discount	—	(77,654)	(223,255)

Total long term debt	5,333,333	5,922,346	5,776,745
Less current maturities	(5,333,333)	(5,922,346)	—

Net long term debt	$—	$—	$5,776,745

Line of Credit Facility

Prior to January 1, 2007 the Company held a $1.5 million credit facility with a bank to provide working capital financing. The credit facility matured on February 28, 2007, and was not subsequently renewed at the option of Company management. As a condition of entering into the credit facility, the Company issued to the bank a warrant to purchase 50,000 shares of the Company’s common stock with an initial exercise price of $0.30 per share. On February 28, 2010 these warrants were redeemed by the Company at the aggregate exercise price of $15,000.

Horizon Technology Loan

On November 3, 2005, the Company entered into a loan and security agreement with Horizon Technology Funding Company for $3.5 million. The loan was repaid in full on June 14, 2007 using proceeds from the Orix Venture Finance loan described below.

Concurrent with execution of the Horizon loan agreement, warrants were issued to the lender to purchase 199,692 shares of Series F Convertible Preferred Stock at a price of $1.75 per share under certain terms and conditions. The warrants were exercisable from the date of grant through the later of seven years from the grant date, or four years after the closing of the Company’s initial public offering. The Company recorded the fair value of the warrant of $263,314 as a discount to the face amount of the debt and a credit to additional paid-in capital, and

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amortized this over the intended life of the loan. The discount was fully amortized prior to 2008. The warrants were canceled in conjunction with the sale of the business effective March 1, 2010 as discussed in Note J.

The holders of the warrants were also entitled to receive, upon exercise of the warrant, a proportionate share of any such Series F dividend as though it were the holder of the preferred stock, from the date the warrants were issued. Accumulated dividends payable to the warrant holders have been included within the carrying value of the Series F Convertible Preferred Stock.

Orix Venture Finance Loan

On June 14, 2007, the Company entered into a loan and security agreement with Orix Venture Finance LLC and obtained a $5 million term loan and $1.5 million revolving loan. Prior to the amendment described below, the term loan required interest only payments on amounts outstanding at a rate of prime plus 3.0 percent from June 18, 2007 through December 18, 2008 and also required 30 equal monthly payments to commence January 18, 2009, of principal plus accrued interest on the outstanding principal.

The revolving loan provided for borrowings up to the lesser of $1.5 million or 80 percent of eligible accounts receivable. The revolving loan was terminated on November 13, 2008 as part of the amendment of the loan and security agreement described below. Prior to termination, it required monthly payments of interest on outstanding principal equal to prime plus 1.0 percent per annum and matured on June 14, 2009.

On November 13, 2008, the Company entered into an amendment of the loan and security agreement with Orix Venture Finance LLC, increasing the principal balance on the term loan to $6 million. Interest on the principal balance of the term loan was due monthly at a rate of the base rate, plus 3.5 percent. The base rate is defined as the higher of the prime rate or the LIBOR rate plus 2.5 percent, or 4 percent. Principal repayment commenced in January 2010 and was due in eight equal monthly payments of $333,333, with the remaining principle balance of the term loan being payable on the maturity date, which was extended through September 12, 2010. For the period from January 1, 2010 through February 28, 2010 and the years ended December 31, 2009 and 2008 the interest rate on the facility was 9.5%. As described in Note J, the Orix Venture Finance Loan outstanding balance was paid in full on March 1, 2010 in conjunction with the Company’s transaction with Trustwave.

The borrowings of the term loan were secured by substantially all the Company’s assets, and subject the Company to certain financial and restrictive covenants. The Company is in compliance with all covenants for the period from January 1, 2010 through February 28, 2010 and for the years ended December 31, 2009 and 2008.

The Company incurred interest expense on this loan of approximately $89,000, $578,000 and $466,000 for the period from January 1, 2010 through February 28, 2010 and the years ended December 31, 2009 and December 31, 2008, respectively.

Upon execution of the original loan and security agreement, warrants were issued to the lender to purchase 285,274 shares of Series F Convertible Preferred Stock at a price of $1.7527 per share under certain terms and conditions. The warrants are exercisable from the date of grant through the later of seven years after the date of grant, or four years after the closing of the Company’s initial public offering.

Additionally, with the execution of the amendment, warrants were issued to the lender to purchase 42,791 shares of Series G Convertible Preferred Stock at a price $1.7527 per share under certain terms and conditions. The warrants were exercisable from the date of the grant through the later of seven years after the date of the grant. As discussed in Note J, these warrants were exchanged for warrants to purchase common stock of Trustware.

The estimated fair value of the warrants issued above was determined using a Black-Scholes option pricing model. This resulted in an estimated fair value Series F warrants of $379,956 and an estimated fair value of the Series G warrants of $55,526. Such amounts were recorded as a discount to the face amount of the debt, and amortization of such discount was recognized over the term of the debt.

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note D — Income Taxes

No provision for income taxes has been recorded for the period from January 1, 2010 through February 28, 2010 and the years ended December 31, 2009 and December 31, 2008, as a result of the operating losses incurred by the Company. The income tax benefit of the operating losses has been offset by increases in the valuation allowance.

Components of the Company’s net deferred income taxes are as follows:

	February 28,	December 31,	December 31,
	2010	2009	2008

Deferred tax assets:
Net operating loss carryforwards	$8,138,883	$7,615,354	$6,735,165
Tax credits	2,434,742	2,452,574	2,121,692

	10,573,625	10,067,928	8,856,857
Valuation allowance	(10,573,625)	(10,067,928)	(8,856,857)

Net deferred tax asset	$—	$—	$—

At February 28, 2010, December 31, 2009 and December 31, 2008, the Company has recorded a full valuation allowance against its net deferred tax asset due to the uncertainty surrounding the realizability of such asset. The Company has net operating losses (NOL) carryforwards in Canada. The NOL carryforwards in Canada will expire between 2010 and 2011. The Company has NOL carryforwards in the U.S. of approximately $12.2 million, $10.9 million and $9.2 million, as of February 28, 2010, December 31, 2009 and December 31, 2008 respectively. The NOL carryforwards in the U.S. expire at various periods through 2025.

Due to changes in the Company’s ownership over time, it is possible that future utilization of the net operating loss carryforwards may be subject to certain limitations imposed under Internal Revenue Code Section 382. While the scope of any such limitations has not been determined, they could result in significant permanent impairments to be the Company’s net operating loss carryforwards and reduction in the gross deferred tax asset that is disclosed above.

The Canadian investment tax credits of $2.4 million (USD) will expire between 2010 and 2017.

Note E — Capital Structure

On November 10, 2008, the Company amended and restated its Certificate of Incorporation and authorized 25,000,000 shares of common stock, $0.001 par value per share and 14,543,792 shares of preferred stock, $0.001 par value, of which 2,157,632 were designated as Series B Preferred Stock, 326,709 were designated as Series C Preferred Stock, 6,200,331 were designated as Series D Preferred Stock, 2,478,648 were designated as Series E Preferred Stock, 2,481,859 were designated as Series F Preferred Stock, and 898,614 were designated as Series G Preferred Stock. Upon amending and restating the Certificate of Incorporation, the Company issued 855,823 shares of $0.001 par value Series G Convertible Preferred Stock for cash consideration totaling $1,429,874 (or 1.7527 per share), net of issuance costs totaling $70,126. The holders of Series G Preferred Stock have a priority liquidation preference over all other classes of preferred stock, and the same redemption rights as holders of Series B, D, E, and F Preferred Stock.

The following are the rights and preferences of the series of preferred stock. Each Series of Preferred Stock entitled the shareholder to a ratable distribution of assets upon sale or liquidation of the Company. Refer to Note J which discusses the terms of Trustwave’s acquisition of the Company.

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Series B Preferred Stock

Series B Preferred Stock gave the holder certain rights, including the right to elect two of the five directors of the Company and (together with the holders of the Series D, Series E, Series F and Series G Preferred Stock) certain voting rights. The shares are convertible, at the option of the holder, into a specified number of shares of common stock as determined by dividing the original issue price of $2.8254 per share by the applicable adjusted conversion price in effect at the time of the conversion. The shares were to be converted automatically into shares of common stock immediately prior to the closing of an initial public offering. The holders also had the right to a one-time dividend on each share of Series B Preferred Stock held equal to $0.5506 per share (the Series B Accrued Dividend) plus dividends on each share of Series B Preferred Stock held at the per annum rate of $0.28254 per share (the Series B Accruing Dividends). For the Series B, Series D, Series E and Series F Preferred Stock, the privileges and rights ranked equally in right as to dividends, but junior to the Series G Preferred Stock dividend rights. Accumulated dividends totaled $5,403,538, $5,304,997 and $4,695,380 at February 28, 2010, December 31, 2009 and December 31, 2008, respectively.

The holders of Series B Preferred Stock together with the holders of Series D, Series E and Series F were entitled equally to receive a distribution in cash or property out of the assets of the Company upon liquidation, dissolution or wind up of the Company after the Series G holders receive their full liquidation preference. The liquidation preference to which holders of Series B Preferred Stock are entitled shall be equal to $2.8254 per share plus the sum of all unpaid Series B Accrued Dividends (whether or not declared), unpaid Series B Accruing Dividends (whether or not declared), and any other dividends declared but unpaid. In the event the Company’s assets are not sufficient to pay the full amount per share to which holders of Series B, Series D, Series E and Series F Preferred Stock are entitled, then the holders of these series of Preferred Stock shall share ratably in any such distribution of assets in proportion to the fully liquidating distributions to which they otherwise would be entitled. The shares participate with common stock on all amounts remaining after the payment of all liquidation preferences.

As amended, the shares were redeemable in cash on or after October 31, 2012, at the option of the holders of two-thirds of the Series B, Series D, Series E, Series F and Series G Preferred Stock voting as a single class. The redemption price for each share of preferred stock shall be the greater of the applicable liquidation preference through the date of payment or the book value of a share of preferred stock as determined by the Board of Directors. In the event sufficient funds were not available on the redemption closing date, holders of Series B, Series D, Series E, Series F and Series G Preferred Stock were to share ratably in any funds legally available for redemption of such shares.

Series C Preferred Stock

Series C Preferred Stock gave the holder certain rights subordinate to Series B, D, E, F and G Preferred Stock. Series C Preferred Stock was convertible, at the option of the holder, into a specified number of shares of common stock as determined by dividing the original issue price of $2.8254 per share by the applicable adjusted conversion price in effect at the time of the conversion. Shares of Series C Preferred Stock were to be converted automatically into shares of common stock immediately prior to the closing of an initial public offering. The holders of Series C Preferred Stock were entitled, after all required distributions are made to the holders of Series B, D, E, Series F and G Preferred Stock but before any distribution to holders of common stock, to a distribution in cash or property at its estimated fair value as determined by the Board of Directors in an amount per share equal to the distribution preference. The liquidation preference to which holders of Series C Preferred Stock were entitled was equal to $2.8254 per share. The Series C shares did not participate with common stock after payment of their liquidation preference.

As amended, Series C Preferred Stock was redeemable in cash on or after October 31, 2012, at the option of the holders of two-thirds of the Series B, Series D, Series E, Series F and Series G Preferred Stock voting as a single class. The redemption price for each share of preferred stock was the greater of the applicable liquidation preference

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

through the date of payment or the book value of a share of Preferred Stock as determined by the Board of Directors. In the event sufficient funds were not available on the redemption closing date, holders of Series C were to share ratably in any funds legally available for redemption only after all shares of Series B, D, E, Series F and Series G Preferred Stock had been redeemed.

Series D Preferred Stock

Series D Preferred Stock gave the holder certain rights, including the right to elect one of five directors of the Company and (together with the holders of Series B, Series E, Series F and Series G Preferred Stock) certain voting rights. Series D Preferred Stock gave the holder certain rights, which were the same as the holders of Series B,C, E, F and G Preferred Stock have as related to liquidation preferences and redemption rights. The Series D Preferred Stock, however, was convertible, at the option of the holder, into a specified number of shares of common stock as determined by dividing the original issue price of $1.0764 per share by the applicable adjusted conversion price in effect at the time of the conversion. Shares of Series D Preferred Stock were to be converted automatically into shares of common stock immediately prior to the closing of an initial public offering or upon the vote or consent of at least 80 percent of the holders of Series D Preferred Stock. Dividends accrued at the per annum rate of $0.10764 per share. The Series B, Series D, Series E and Series F Preferred Stock ranked equally in right as to dividends, but junior to the Series G Preferred Stock dividend rights. Accumulated dividends totaled $4,615,142, $4,507,260 and $3,839,856 at February 28, 2010, December 31, 2009 and December 31, 2008, respectively.

The holders of Series D Preferred Stock together with the holders of Series B, Series E and Series F were entitled equally to receive a distribution in cash or property out of the assets of the Company upon liquidation, dissolution or wind up of the Company after the Series G holders receive their full liquidation preference. The liquidation preference to which holders of Series D Preferred Stock were entitled was equal to $1.0764 per share plus the sum of all unpaid Series D Accrued Dividends (whether or not declared), unpaid Series D Accruing Dividends (whether or not declared), and any other dividends declared but unpaid. In the event the Company’s assets were not sufficient to pay the full amount per share to which holders of Series B, Series D, Series E and Series F Preferred Stock were entitled, then the holders of these series of Preferred Stock would have shared ratably in any such distribution of assets in proportion to the fully liquidating distributions to which they otherwise would have been entitled. The shares participated with common stock on all amounts remaining after the payment of all liquidation preferences.

Series E Preferred Stock

Series E Preferred Stock gave the holder certain rights, including the right to elect one of five directors of the Company and (together with the holders of Series B, Series D, Series F and Series G Preferred Stock) certain voting rights. Series E Preferred Stock gave the holder certain rights, which were the same as the holders of Series B as related to liquidation preferences and redemption rights. The holders of Series E also had certain voting rights and the right to elect one of the four directors of the Company. The shares were convertible, at the option of the holder, into a specified number of shares of common stock as determined by dividing the original issue price of $1.6138 per share by the applicable adjusted conversion price in effect at the time of the conversion. The shares would have converted automatically into shares of common stock immediately prior to the closing of an initial public offering. Dividends accrued at the per annum rate of $0.1291 per share. The Series B, Series D, Series E and Series F Preferred Stock ranked equally in right as to dividends, but junior to the Series G Preferred Stock dividend rights. Accumulated dividends totaled $1,806,867, $1,755,142 and $1,435,149 at February 28, 2010, December 31, 2009 and December 31, 2008, respectively.

The holders of Series E Preferred Stock together with the holders of Series B, Series D and Series F were entitled equally to receive a distribution in cash or property out of the assets of the Company upon liquidation, dissolution or wind up of the Company after the Series G holders received their full liquidation preference. The liquidation preference to which holders of Series E Preferred Stock were entitled was equal to $2.2190 per share

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

plus the sum of all unpaid Series E Accrued Dividends (whether or not declared), unpaid Series E Accruing Dividends (whether or not declared), and any other dividends declared but unpaid. In the event the Company’s assets were not sufficient to pay the full amount per share to which holders of Series B, Series D, Series E and Series F Preferred Stock were entitled, then the holders of these series of Preferred Stock would have shared ratably in any such distribution of assets in proportion to the fully liquidating distributions to which they otherwise would be entitled. The shares participated with common stock on all amounts remaining after the payment of all liquidation preferences.

Series F Preferred Stock

Series F Preferred Stock gave the holder certain rights, including (together with the holders of Series B, Series D, Series E and Series G Preferred Stock) certain voting rights. Series F Preferred Stock gave the holder certain rights, which were the same as the holders of Series B, D, and E Preferred Stock had related to liquidation preferences and redemption rights. The Series F Preferred Stock, however, was convertible, at the option of the holder, into a specified number of shares of common stock as determined by dividing the original issue price of $1.7527 per share by the applicable adjusted conversion price in effect at the time of the conversion. Shares of Series F Preferred Stock would have converted automatically into shares of common stock immediately prior to the closing of an initial public offering or upon the vote or consent of at least two-thirds of the holders of Series F Preferred Stock. Dividends accrued at the per annum rate of $0.14022 per share. Series B, Series D, Series E and Series F Preferred Stock shall rank equally in right as to dividends, but junior to the Series G Preferred Stock dividend rights. Accumulated dividends on Series F totaled $1,363,622, $1,313,837 and $1,005,840 at February 28, 2010, December 31, 2009 and December 31, 2008, respectively.

The holders of Series F Preferred Stock together with the holders of Series B, Series D and Series E were entitled equally to receive a distribution in cash or property out of the assets of the Company upon liquidation, dissolution or wind up of the Company after the Series G holders received their full liquidation preference. The liquidation preference to which holders of Series F Preferred Stock were entitled was equal to $1.7527 per share plus the sum of all unpaid Series F Accrued Dividends (whether or not declared), unpaid Series F Accruing Dividends (whether or not declared), and any other dividends declared but unpaid. In the event the Company’s assets were not sufficient to pay the full amount per share to which holders of Series B, Series D, Series E and Series F Preferred Stock were entitled, then the holders of these series of Preferred Stock would have shared ratably in any such distribution of assets in proportion to the fully liquidating distributions to which they otherwise would be entitled. The shares participated with common stock on all amounts remaining after the payment of all liquidation preferences.

Series G Preferred Stock

Series G Preferred Stock gave the holder certain rights, including (together with the holders of Series B, Series D, Series E and Series F Preferred Stock) certain voting rights. Series G Preferred Stock was convertible, at the option of the holder, into a specified number of shares of common stock as determined by dividing the original issue price of $1.7527 per share by the applicable adjusted conversion price in effect at the time of conversion. The shares would have converted automatically into shares of common stock immediately prior to the closing of an initial public offering or upon the vote or consent of at least two-thirds of the holders of Series G Preferred Stock. Dividends accrued at the per annum rate of $0.14022 per share. The Series G Preferred Stock ranked senior to the Common Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock and any other junior class of capital stock of the Corporation in right as to dividends , and any dividends were to be paid to the holders of Series G Preferred Stock prior and in preference thereto. Accumulated dividends on Series G totaled $155,177, $135,781 and $15,781 at February 28, 2010, December 31, 2009 and December 31, 2008, respectively.

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The holders of Series G Preferred Stock ranked senior in liquidation preference to all other classes of Preferred Stock in the event of a distribution in cash or property out of the assets of the Company upon liquidation, dissolution or wind up of the Company. The liquidation preference to which holders of Series G Preferred Stock were entitled was equal to $1.7527 per share plus the sum of all unpaid Series G Accrued Dividends (whether or not declared), unpaid Series G Accruing Dividends (whether or not declared), and any other dividends declared but unpaid. The Series G Preferred Stock participated with common stock on all amounts remaining after the payment of all liquidation preferences.

Note F — Employee Benefit Plan

The Company offered a 401(k) benefit plan to all employees. Employees were eligible to enroll immediately upon employment with the Company. Vesting began at date of hire. Eligible employees could elect to contribute 1 percent to 15 percent of their compensation on a pre-tax basis to the plan. The Company did not match or contribute any amounts to the plan.

Note G — Incentive Stock Option Plan

In June 2003, the Company implemented a stock option and incentive plan to provide stock options and other equity interest to employees, officers, directors and contractors. Pursuant to the plan, the Company’s Board of Directors was authorized to grant awards to acquire up to 3,901,303 shares within 10 years of adoption of the plan. The exercise price of each stock option granted under the plan and the conditions and limitations applicable to the exercise of each option were determined at the sole discretion of the Board of Directors. The options had a term of up to 10 years when issued and vested over varying terms as determined by the Board of Directors.

The Company accounted for share-based payment arrangements using estimated fair value. As such, the fair value of each option award is estimated on the date of grant using the Black-Scholes model and the following weighted average assumptions:

	February 28,	December 31,	December 31,
Period Ended	2010	2009	2008

Volatility	70%	70%	70%
Expected dividend yield	—	—	—
Expected term (in years)	6.25	6.25	6.25
Risk-free interest rate	3%	3%	3%

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides a summary of activity in the Incentive Stock Option plan for the periods ended February 28, 2010, December 31, 2009 and December 31, 2008:

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Outstanding at January 1, 2008	2,488,911	$0.18
Granted	33,500	0.09
Exercised	(3,291)	0.11
Forfeited	(33,909)	0.33

Outstanding at December 31, 2008	2,485,211	0.26
Granted	15,500	0.09
Exercised	(1,000)	0.09
Forfeited	(123,409)	0.38

Outstanding at December 31, 2009	2,376,302	0.25
Granted	—	—
Exercised	—	—
Forfeited	(156,738)	0.45

Outstanding at February 28, 2010	2,219,564	$0.25

The following table provides a summary of change in unvested options outstanding:

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Unvested, January 1, 2008	1,038,508	$0.43
Granted	33,500	0.09
Vested	(511,184)	0.21
Forfeited	(20,264)	0.42

Unvested, December 31, 2008	540,560	0.43
Granted	15,500	0.09
Vested	(242,791)	0.42
Forfeited	(71,633)	0.40

Unvested, December 31, 2009	241,636	0.42
Granted
Vested	(45,973)	0.42
Forfeited	—	—

Unvested at February 28, 2010	195,663	$0.42

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company recognized share-based compensation expense of $6,395, $7,514 and $7,556 for the period from January 1, 2010 through February 28, 2010 and the years ended December 31, 2009 and December 31, 2008, respectively, relating to the grants of stock options.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009 and 2008 was $0.06. There were no grants made during the period from January 1, 2010 through February 28, 2010. As of February 28, 2010, there was no unrecognized compensation cost related to stock options.

At February 28, 2010, December 31, 2009 and December 31, 2008, options to purchase 2,023,901, 2,134,666 and 1,944,651 shares, respectively, of common stock were exercisable at a weighted-average exercise price of $0.23, $0.23 and $0.21 per share, respectively. The weighted-average remaining contractual life of options outstanding at February 28, 2010, December 31, 2009 and December 31, 2008 was 4.98, 5.14 and 6.06, respectively.

As of February 28, 2010, 399,578 shares were available for awards under the Incentive Stock Plan.

As described in Note J all of the outstanding stock options to purchase common shares of the Company were effectively cancelled on March 1, 2010, the effective date of the acquisition by Trustwave.

Note H — Supplemental Cash Flow Information

Supplemental Disclosure of Cash Flow Information

The Company paid the following amounts for interest:

	February 28,	December 31,	December 31,
Period Ended	2010	2009	2008

Interest	$95,528	$580,437	$468,104

Note I — Commitments and Contingencies

Office Space Leases

The Company has non-cancelable operating leases for facilities requiring minimum lease payments through 2015. Certain of these leases are subject to fixed escalations over the life of the lease. Minimum rental expense relating to such leases is recognized on a straight-line basis over the term of the lease. Rent expense was approximately $67,000, $395,000 and $378,000 for the period from January 1, 2010 through February 28, 2010, and the years ended December 31, 2009 and December 31, 2008, respectively.

As of February 28, 2010, the future minimum operating lease payments are as follows:

March 1, 2010, through December 31, 2010	$341,000
2011	403,000
2012	412,000
2013	360,000
2014	181,000
Thereafter	60,000

$1,757,000

Capital Leases

The Company maintains computers under long-term leases that qualified as capital leases for financial reporting purposes. Accordingly, the present value of the future minimum lease payments has been capitalized. The leases expire in 2012. The leased property had a total cost basis of $465,500, at February 28, 2010, December 31,

INTELLITACTICS, INC., AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2009 and December 31, 2008, respectively. Accumulated amortization of leased equipment at February 28, 2010, December 31, 2009 and December 31, 2008 was $445,974, $444,322 and $434,407, respectively. Amortization expense relating to such capital leases was $1,652, $9,915 and $7,436 the period from January 1, 2010 through ended February 28, 2010, and the years ended December 31, 2009 and December 31, 2008, respectively.

The following is a schedule of approximate future minimum lease payments under the Company’s capital leases as of February 28, 2010:

Total future minimum lease payments	$23,017
Less: amount representing interest	(2,011)

Present value of future minimum lease payments	21,006
Less: current maturities of obligations under capital leases	(9,597)

Obligations under capital leases, net of current portion	$11,409

Litigation and Claims

Various lawsuits, claims and contingent liabilities arise in the ordinary course of the Company’s business. The ultimate disposition of certain of these contingencies is not determinable at this time. The Company’s management believes there are no current outstanding matters that will materially affect the Company’s financial position or results of operations.

Note J — Subsequent Events

On March 1, 2010, the Company was acquired by Trustwave through execution of a merger agreement. As part of this agreement, the Orix Venture Finance Loan (discussed in Note C) was repaid in full and all Common stock and Series C Preferred Stock (discussed in Note E) were cancelled. The remaining Series B, D, E, F and G Preferred Stock were all converted to common stock in the acquirer (Trustwave). All options to purchase common stock of Intellitactics, Inc. were cancelled at this date, together with all outstanding warrants other than the warrants issued to Orix Venture Finance, which were converted to warrants to receive common stock of Trustwave.

The Company evaluated its financial statements for subsequent events through December 3, 2010, the date of the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements except those transactions discussed above.

BREACH SECURITY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2010	2009
	(unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$1,048,839	$982,578
Trade accounts receivable — net	1,331,605	973,265
Inventories — net	79,311	132,316
Prepaid expenses and other current assets	567,744	569,674

Total Current Assets	3,027,499	2,657,833
Fixed Assets — Net	331,831	382,984
Capitalized Software — Net	309,256	364,577
Deposits	26,552	26,552

	$3,695,138	$3,431,946

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Line of credit	$1,000,000	$1,000,000
Current portion of note payable	1,000,000	1,000,000
Note payables — related parties	9,099,934	7,299,934
Accounts payable	345,926	279,069
Accrued expenses and other current liabilities	2,195,644	1,951,205
Deferred revenue	1,624,960	1,456,117

Total Current Liabilities	15,266,464	12,986,325
Note payable, less current portion	1,416,667	1,666,667
Other liabilities	89,176	80,476
Deferred revenue	218,518	120,444

Total Liabilities	16,990,825	14,853,912
Commitments and Contingencies (Note 7)
Stockholders’ Deficit
Redeemable Convertible Preferred stock, $0.001 par value; 48,272,927 shares authorized:
Series B — 38,558,333 shares designated; 38,125,000 shares issued and outstanding at both March 31, 2010 and December 31, 2009 (liquidating preference $22,875,000)	38,125	38,125
Series A — 9,714,594 shares designated; 9,687,094 shares issued and outstanding at both March 31, 2010 and December 31, 2009 (liquidating preference $9,687,094)	9,688	9,688
Common stock, $0.001 par value; 66,450,000 shares authorized; 2,717,467 and 3,329,906 shares issued and outstanding at March 31, 2010 and December 31, 2009, respectively	2,717	2,717
Additional paid-in capital	34,996,718	34,985,716
Accumulated deficit	(48,342,935)	(46,458,212)

Total stockholders’ deficit	(13,295,687)	(11,421,966)

	$3,695,138	$3,431,946

The accompanying notes are an integral part of these consolidated financial statements.

BREACH SECURITY, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2010	2009

Revenues	$1,300,969	$1,387,112
Cost of revenues	420,824	393,403

Gross Profit	880,145	993,709
Sales and marketing expenses	1,181,652	1,568,197
Research and development expenses	734,560	697,131
General and administrative expenses	620,236	906,898

Loss from Operations	(1,656,303)	(2,178,517)

Other Income (Expense)
Interest expense	(222,732)	(128,590)
Other income	4,500	13,270
Other expense	(2,488)	—
Interest income	40	2,610

Total Other Expense	(220,680)	(112,710)

Loss Before Income Taxes	(1,876,983)	(2,291,227)
Income tax provision	7,740	261,495

Net Loss	$(1,884,723)	$(2,552,722)

The accompanying notes are an integral part of these consolidated financial statements.

BREACH SECURITY, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months
	Ended March 31,
	2010	2009

Cash Flows From Operating Activities
Net loss	$(1,884,723)	$(2,552,722)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	107,066	116,444
Provision for (recovery of) bad debts	(30,403)	22,533
Excess and obsolete inventory reserve	27,968	20,211
Stock-based compensation	11,002	21,281
Amortization of debt discount	4,822	4,822
Increase (decrease) in cash resulting from changes in:
Trade accounts receivable	(327,937)	(208,272)
Inventories	25,037	(133,898)
Prepaid expenses and other current assets	(2,892)	45,881
Deposits	—	16,800
Accounts payable	66,857	39,972
Accrued expenses and other current liabilities	244,439	333,410
Deferred revenue	266,917	142,127
Other liabilities	8,700	(14,896)

Net cash used in operating activities	(1,483,147)	(2,146,307)

Cash Flows From Investing Activities
Purchases of fixed assets	(592)	(28,091)

Cash Flows From Financing Activities
Proceeds from issuance of notes payable	1,800,000	299,934
Principal payments on notes payable	(250,000)	—
Proceeds from exercise of stock options	—	1,484

Net cash provided by financing activities	1,550,000	301,418

Net Increase (Decrease) in Cash and Cash Equivalents	66,261	(1,872,980)
Cash and Cash Equivalents at Beginning of Period	982,578	3,717,537

Cash and Cash Equivalents at End of Period	$1,048,839	$1,844,557

Supplemental Disclosures of Cash Flow Information:
Cash paid during the quarter for:
Interest	$55,698	$59,053
Income taxes	$2,856	$800

The accompanying notes are an integral part of these consolidated financial statements.

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Nature of Operations

Breach Security, Inc. (“the Company”), a Delaware corporation, was incorporated in May 2004. The Company is organized to develop web application firewalls that protect against online attacks bypassed by traditional network security solutions. The Company also provides security assessment services as well as training and support for its products.

The Company has two wholly-owned subsidiaries, Breach Security, Ltd. in Herzliya, Israel and Breach Security (UK) Limited, in the United Kingdom. The Company’s principal market is the United States and Europe with potential to expand into other areas of the world.

In June 2010, the Company was acquired by TrustWave Holdings, Inc. (see Note 8).

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8-03 of Regulation S-X. Accordingly, these consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited consolidated financial statements contain all adjustments, consisting of normal recurring items, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows. Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results of operations for the year ending December 31, 2010.

The consolidated balance sheet at December 31, 2009, has been derived from the audited consolidated financial statements as of that date but does not include all of the information and footnotes included in the Company’s audited financial statements for the year ended December 31, 2009. For further information, refer to the consolidated financial statements and footnotes thereto.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates used in preparing the consolidated financial statements include those assumed in computing the allowance for uncollectible accounts receivable, the reserve for obsolete inventory, the valuation allowance on deferred tax assets, testing intangible assets for impairment, certain accrued liability account balances, and stock-based compensation expense.

Liquidity

At March 31, 2010, the Company had an accumulated deficit of approximately $48,343,000 and a net loss of approximately $1,885,000. The Company also had negative cash flows from operations of approximately $1,483,000 for the three months ended March 31, 2010.

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company expects to cover its future anticipated operating expense through cash on hand, billings to customers, and additional financing from existing investors. However, while the likelihood of a liquidity crisis is considered remote, should one occur, there are no guarantees that the Company would obtain sufficient cash from outside sources on a timely basis. Management does not believe this situation represents a significant risk to the Company.

Subsequent to March 31, 2010, the Company obtained $14,865,000 in debt financing from its major investor (see Note 8).

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Accounts Receivable

The Company has established an allowance for doubtful accounts for potential credit losses that are expected to be incurred, based on historical information and specific identification. Trade receivables deemed uncollectible are written off against the allowance.

The allowance for doubtful accounts at March 31, 2010 and 2009 was approximately $96,000 and $97,000, respectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market, and consist primarily of finished goods. At March 31, 2010 and 2009, the Company has provided a reserve for obsolete inventory of approximately $336,000 and $306,000, respectively.

Fixed Assets and Depreciation

Property and equipment are carried at cost. Expenditures that extend the life of the asset are capitalized and depreciated. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term. The estimated useful life of the fixed assets range between three to fourteen years.

Impairment of Long-Lived Assets

In accordance with authoritative guidance related to accounting for the impairment or disposal of long-lived assets, management reviews the Company’s long-lived assets, including property and equipment and capitalized software, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates whether future undiscounted net cash flows will be less than the carrying amount of the assets and adjusts the carrying amount of its assets to fair value. Management has determined that no impairment of long-lived assets occurred during the three months ended March 31, 2010 or 2009.

Foreign Currency

The U.S. dollar is the functional currency of the Company’s foreign subsidiaries. Assets and liabilities are translated at the current year end exchange rate, equity at the historical rate, and income statement items at the weighted average exchange rate for the period. Translation gains or losses are included in the consolidated statements of operations. For 2010 and 2009, such gains and losses were insignificant.

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Options

The Company accounts for stock options issued to employees in accordance with the authoritative guidance on stock compensation. Under this guidance, stock based compensation cost is measured at the grant date, based on the calculated fair value of the award. The cost is recognized as an expense, under the straight-line method, over the employee’s requisite service period, which is generally the vesting period of the equity grant.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the combination of the tax payable for the year and the change during the year in deferred tax assets and liabilities. The Company’s foreign subsidiaries are subject to foreign corporate income taxes. Deferred U.S. income taxes are not accrued on undistributed earnings of foreign subsidiaries because such earnings are permanently reinvested.

Revenue Recognition

Prior to 2009, the Company recognized revenue in accordance with authoritative guidance related to the accounting for software. Under this guidance, the Company used the “residual method” to recognize revenue when evidence of the fair value of all undelivered elements existed. Under the residual method, the fair value of the undelivered elements (i.e. maintenance) based on vendor specific objective evidence of fair value (“VSOE”) was deferred and the remaining portion of the arrangement fee was allocated to the delivered elements (i.e. software license and hardware). The Company determined VSOE of the fair value of the maintenance services based on customer renewals. If the Company could not establish VSOE on the undelivered elements, then all revenue was deferred and recognized ratably over the maintenance and support agreements which are typically twelve months.

Effective January 1, 2009, the Company early adopted new accounting guidance that relates to certain revenue arrangements that include hardware and software elements. Previously, companies that sold tangible products with “more than incidental” software were required to apply software revenue recognition guidance. Under the new guidance, tangible products that have software components that are “essential to the functionality” of the tangible product are excluded from the software revenue recognition guidance. Upon the adoption of this guidance, the Company’s software-enabled products are now subject to the new guidance for multiple deliverable arrangements. Under this guidance, because the Company is unable to establish VSOE or third party evidence for deliverables in an arrangement, it has applied its best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. In estimating the selling price, the Company considered the cost to provide service, equipment cost, profit margin, customer demand, the effect of competition on the product, and other market constraints. After weighting the relevance of all data, the Company estimated the stand alone selling price which is included in its published price lists. The early adoption of this guidance resulted in approximately $36,000 and $37,000 of additional revenue recognized in 2010 and 2009, respectively, that would have been deferred as of March 31, 2010 and 2009 had the Company elected not to early adopt the provisions of this guidance.

Revenue is recognized when delivery has occurred, there is persuasive evidence that an arrangement exists, the sales price is fixed or determinable, and collection is probable. Revenue on the hardware and embedded software is generally recognized upon shipment of the unit. Revenue from maintenance and support agreements is recognized ratably over the contractual period or as services are performed.

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and Development

The Company is actively engaged in new product development efforts. Research and development expense relating to possible future products are expensed as incurred.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were approximately $30,000 and $70,000 through March 31, 2010 and 2009, respectively.

New Accounting Standards

In June 2008 the Financial Accounting Standards Board (“FASB”) issued new authoritative guidance relating to the accounting for derivatives and hedging. This guidance provides direction when assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock and the resulting classification of this instrument as equity or a liability. The guidance provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise provisions and settlement provisions. It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. The Company adopted this guidance effective January 1, 2009, which did not have a material impact on its consolidated financial statements.

In June 2009 the FASB issued new authoritative guidance that establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. The issuance of this authoritative guidance and the Codification does not change GAAP. This guidance became effective for the Company for 2009 and did not have a material impact on the Company’s consolidated financial statements.

2.	Line of Credit

The Company has a $1,000,000 line of credit with a bank which matured on November 30, 2009, and was subsequently extended to May 15, 2010. Interest is payable monthly at the prime rate (3.25% at March 31, 2010) plus 4.5%. Advances on the line are collateralized by substantially all of the Company’s assets. The outstanding balance on the line of credit was $1,000,000 at March 31, 2010 and 2009. In June 2010 the Company repaid the outstanding balance on the line of credit (see Note 8).

3.	Note Payable

In August 2008 the Company entered into a loan and security agreement with a bank for a $3,000,000 note payable. Interest is payable in monthly installments at the prime rate (3.25% at March 31, 2010) plus 2.5%, with the principal and all unpaid interest due in August 2012. Advances on the note are collateralized by substantially all of the Company’s assets. The outstanding balance on the note was $2,416,667 and $3,000,000 at March 31, 2010 and 2009, respectively. In June 2010 the Company repaid the balance of the note payable in full (see Note 8).

The note payable and security agreement contains certain non-financial covenants. Management is not aware of any violations of these covenants at March 31, 2010.

The Company entered into various notes payable with related parties during 2009 and 2010 (see Note 6).

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Stockholders’ Equity

Breach Security, Inc. is authorized to issue 66,450,000 shares of common stock and 48,272,927 shares of preferred stock with a par value of $0.001 per share.

Common Stock

During the three months ended March 31, 2009, the Company issued 14,842 shares of common stock upon exercise of stock options at $0.10 per share.

Warrants

In October 2004 the Company issued warrants to purchase 20,000 shares of Series A preferred stock. The warrants have an exercise price of $1.00 and expire in October 2011. None of the warrants have been exercised as of March 31, 2010.

In February 2006 the Company issued warrants to purchase 7,500 shares of Series A preferred stock at an exercise price of $1.00 per share. The warrants are exercisable any time until February 2013. None of the warrants have been exercised as of March 31, 2010.

In July 2007 the Company issued warrants to purchase 200,000 shares of Series B preferred stock at an exercise price of $0.60 per share. The warrants are exercisable any time until July 2014. None of the warrants have been exercised as of March 31, 2010.

During August 2008 in connection with the line of credit and note payable issued to a bank, the Company issued warrants to purchase 200,000 shares of Series B preferred stock. The exercise price of the warrants is $0.60 per share and the warrants are exercisable any time until August 2018. None of the warrants have been exercised as of March 31, 2010. During 2008 the Company recorded approximately $78,000 related to the fair value of the warrants issued. The warrants were valued using the Black-Scholes pricing model and the following assumptions: contractual term of 10 years, an average risk free interest rate of 3.91%, a dividend yield of 0%, and volatility of 50%. This amount is presented as a discount to the carrying value of the related debt, and is accreted as interest expense over the life of the debt.

Subsequent to March 31, 2010, all outstanding warrants were cancelled.

Stock Options

During 2004 the Company adopted the 2004 USA and Israel Stock Option Plan, as amended, (the “Plan”) which provides for the granting of stock options, restricted stock, or stock appreciation rights to employees, directors, and consultants. The exercise price for options granted under the Plans may not be less than their fair market value. The Plan terminates on the earlier of ten years or the date on which all available options are issued and fully vested. Options generally vest over four years, with a 25% cliff vesting on the first anniversary of the grant date, and then 1/48th monthly, and expire no later than ten years from the date of grant. With respect to incentive options, the exercise price for a stock option granted to someone with greater than 10% of the total combined voting power of all classes of stock of the Company shall not be less than 110% of the fair market value per share of common stock on the option grant date. Additionally, with respect to incentive options, the aggregate fair market value of the shares of common stock for which options granted to any employee under the Plan that may become exercisable during any one calendar year shall not exceed $100,000. The Company has reserved 13,057,204 shares of common stock for issuance under the Plan.

The Company uses the Black-Scholes valuation model to calculate the fair value of stock options. No stock options were granted during the three months ended March 31, 2010. The fair value of stock options granted during

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the three months ended March 31, 2009 was measured at the grant date using the weighted average assumptions in the table below:

Expected volatility	38.9%
Dividend yield	0%
Risk-free interest rate	2.1%
Expected terms in years	6.0

Expected Volatility — The expected volatility is based on a peer group in the industry in which the Company does business.

Dividend Yield — The Company has not, and does not, intend to pay dividends.

Risk-Free Interest Rate — The Company applies the risk-free interest rate based on the U.S. Treasury yield in effect at the time of the grant.

Expected Term in Years — The expected term is based upon the Company’s consideration of the historical life of options, the vesting period of the option granted and the contractual period of the option granted. The Company calculated the expected term as the average of the contractual term of the option and the vesting period, consistent with authoritative guidance.

Weighted Average Fair Value of Options Granted — Using the weighted average assumptions described above, the weighted average fair value of options granted was $0.04 for 2009.

Forfeitures — Stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, reduced for estimated forfeitures. The authoritative guidance related to the accounting for stock compensation requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under the authoritative guidance.

A summary of stock option activity under the Plan is as follows:

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Options outstanding at December 31, 2009	6,267,037	$0.11
Cancelled/forfeited	(662,614)	$0.11

Options outstanding at March 31, 2010	5,604,423	$0.10

As of March 31, 2010, there were 4,135,412 stock options outstanding and exercisable with a weighted average remaining contractual life of 6.8 years and a weighted average exercise price of $0.10 per share. The weighted average remaining contractual life for all options outstanding at March 31, 2010 was 7.1 years. The total fair value of shares vested during the three months ended March 31, 2010 was approximately $15,000.

The aggregate intrinsic value of options outstanding and exercisable at March 31, 2010 was approximately $27,000, based on the difference between the exercise price and the value of the Company’s stock of $0.11 at March 31, 2010.

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the three months ended March 31, 2010 and 2009, total stock-based compensation expense included in the consolidated statements of operations of $11,002 and $21,281, respectively, was charged as follows:

	Quarter Ended March 31,
	2010	2009

Selling and marketing	$4,790	$8,993
General and administrative	2,714	7,930
Research and development	3,267	4,161
Cost of revenues	231	197

Total stock-based compensation expense	$11,002	$21,281

The Company has a 100% valuation allowance recorded against its deferred tax assets; therefore, the stock-based compensation has no tax effect on the consolidated statements of operations.

As of March 31, 2010, there was approximately $51,000 of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.9 years.

Subsequent to March 31, 2010, all options under the Plan were cancelled and the Company terminated the Plan.

5.	Income Taxes

Effective January 1, 2009, the Company adopted the authoritative guidance related to uncertain tax positions. The Company identified uncertain tax positions primarily associated with penalties for late filing of certain information returns related to its foreign subsidiaries for the years 2005, 2006, and 2007, a potential assessment as a result of an audit of the 2004 and 2005 tax years by the State of Israel, and other foreign income taxes related to the Company’s operations. The Company recorded a reserve of approximately $256,000 as a result of the uncertainties surrounding these positions, which is included in accrued expenses in the consolidated balance sheets as of March 31, 2010 and 2009.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of March 31, 2009 and 2010, the Company recognized approximately $50,000 and $0, respectively, in interest and penalties associated with its unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease within the next twelve months.

The Company’s federal and state filings from inception to date are all subject to examination.

6.	Related Party Transactions

At various times prior to 2009 the Company issued promissory notes payable to its major investors in the aggregate amount of $5,400,000, with an annual interest rate of 8%. Notes totaling $2,400,000 were converted into Series B preferred stock prior to 2008. The remaining notes totaling $3,000,000 were outstanding at March 31, 2010 and 2009. The maturity date on the notes was initially March 31, 2009, and was subsequently extended to May 31, 2010, subject to the Company first satisfying its obligations under it notes payable and line of credit to a financial institution.

At various times during 2009 the Company issued promissory notes payable to its major investors in the aggregate amount of approximately $4,300,000. The notes bear an annual interest rate of 8% with a maturity date of

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

April 30, 2010, subject to the Company first satisfying its obligations under its notes payable and line of credit to a financial institution. Approximately $2,000,000 of these promissory notes are convertible into Series B preferred stock at a conversion rate of $0.45, or into shares of the Company’s equity securities sold in any subsequent equity financing transaction at 75% of the price per share for such shares. No amounts were converted during 2009 or 2010.

During the three months ended March 31, 2010, the Company issued $1,800,000 in notes payable to its major investors, with an annual interest rate of 8% and a maturity date of May 31, 2010.

Subsequent to March 31, 2010 the Company issued $14,865,000 in notes payable to one of its investors (see Note 8).

7.	Commitments and Contingencies

Accrued Severance

Under Israeli law and in accordance with employment agreements, the Company’s Israeli subsidiary is required to make severance payments to terminated employees. This liability is computed for each employee based on the latest monthly salary multiplied by the number of years of service. The Company is obligated to pay the difference between the amount of the liability computed and the amounts funded by Company insurance policies. As of March 31, 2010 and 2009, the Company had accrued severance of approximately $89,000 and $117,000, respectively, which is included in other liabilities on the consolidated balance sheets.

8.	Subsequent Events

In April 2010 the Company issued a promissory note payable to its major investor in the amount of $800,000, with an annual interest rate of 8% and a maturity date of May 31, 2010. In June 2010 the Company issued a promissory note payable to the same major investor in the amount of approximately $14,065,000, with an annual interest rate of 8% and a maturity date of June 30, 2010. The Company used the proceeds from this note payable to repay the balance of its then outstanding bank debt under the line of credit and note payable agreements with a financial institution (see Notes 2 and 3).

Effective June 18, 2010, TrustWave Holdings, Inc. acquired Breach Security, Inc. and Subsidiaries in a transaction whereby a subsidiary of TrustWave Holdings, Inc. was merged into Breach Security, Inc., under the name of TW Breach Security, Inc. In connection with this acquisition, all of the issued and outstanding shares of the Company’s preferred stock were converted into shares of the Class A Voting Common Stock of Trustwave Holdings, Inc. All of the issued and outstanding shares of common stock were cancelled and extinguished without any conversion thereof and without payment of any consideration therefore. Additionally, all previously issued warrants and options were cancelled without any conversion for payment of consideration. Immediately prior to the effective time of the merger, Trustwave Holdings, Inc. issued shares of its Class A Voting Common Stock to the holders of the Company’s outstanding promissory notes in full satisfaction of the obligations of the Company pursuant to such promissory notes.

The Company has evaluated subsequent events through October 15, 2010, which is the date the financial statements were available to be issued.

INDEPENDENT AUDITORS’ REPORT
To the Shareholders
Breach Security, Inc. and Subsidiaries
Carlsbad, California

We have audited the accompanying consolidated balance sheets of Breach Security, Inc. and Subsidiaries (a Delaware Corporation) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2009 and 2008 financial statements of Breach Security, Ltd., a foreign subsidiary of the Company, whose statements reflect total assets of approximately $599,000 and $709,000 as of December 31, 2009 and 2008, respectively. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the 2009 and 2008 amounts included for Breach Security, Ltd., is based solely on the report of the other auditors.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors for 2009 and 2008, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Breach Security, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Mayer Hoffman McCann P.C.

San Diego, CA
September 1, 2010

BREACH SECURITY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008

ASSETS
Current Assets
Cash and cash equivalents	$982,578	$3,717,537
Trade accounts receivable — net	973,265	1,489,479
Inventories — net	132,316	129,652
Prepaid expenses and other current assets	569,674	505,351

Total Current Assets	2,657,833	5,842,019
Fixed Assets — Net	382,984	495,339
Capitalized Software — Net	364,577	599,918
Deposits	26,552	43,352

	$3,431,946	$6,980,628

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Line of credit	$1,000,000	$1,000,000
Current portion of note payable	1,000,000	333,333
Note payables — related parties	7,299,934	3,000,000
Accounts payable	279,069	361,590
Accrued expenses and other current liabilities	1,951,205	1,318,736
Deferred revenue	1,456,117	991,973

Total Current Liabilities	12,986,325	7,005,632
Note payable, less current portion	1,666,667	2,666,667
Other liabilities	80,476	132,292
Deferred revenue	120,444	102,269

Total Liabilities	14,853,912	9,906,860
Commitments and Contingencies (Note 11)
Stockholders’ Deficit
Redeemable Convertible Preferred stock, $0.001 par value; 48,272,927 shares authorized:
Series B — 38,558,333 shares designated; 38,125,000 shares issued and outstanding at both 2009 and 2008 (liquidating preference $22,875,000)	38,125	38,125
Series A — 9,714,594 shares designated; 9,687,094 shares issued and outstanding at both 2009 and 2008 (liquidating preference $9,687,094)	9,688	9,688
Common stock, $0.001 par value; 66,450,000 shares authorized;
2,717,467 and 3,329,906 shares issued and outstanding
at 2009 and 2008, respectively	2,717	3,329
Additional paid-in capital	34,985,716	34,890,336
Accumulated deficit	(46,458,212)	(37,867,710)

Total Stockholders’ Deficit	(11,421,966)	(2,926,232)

	$3,431,946	$6,980,628

The accompanying notes are an integral part of these consolidated financial statements.

BREACH SECURITY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2009	2008

Revenues	$5,609,720	$6,075,703
Cost of revenues	1,644,870	1,885,367

Gross Profit	3,964,850	4,190,336
Sales and marketing expenses	5,491,093	7,340,361
Research and development expenses	3,129,304	3,375,571
General and administrative expenses	2,976,015	3,699,209

Loss from Operations	(7,631,562)	(10,224,805)

Other Income (Expense)
Interest expense	(652,369)	(298,281)
Other expense	(1,448)	(157)
Interest income	5,783	20,248
Other income	4,500	50,000

Total Other Expense	(643,534)	(228,190)

Loss Before Income Taxes	(8,275,096)	(10,452,995)
Income tax provision	315,406	39,279

Net Loss	$(8,590,502)	$(10,492,274)

The accompanying notes are an integral part of these consolidated financial statements.

BREACH SECURITY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Series B		Series A				Additional
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance at December 31, 2007	21,041,666	$21,042	9,687,094	$9,688	2,831,044	$2,830	$24,427,031	$(27,375,436)	$(2,914,845)
Issuance of Series B preferred stock	17,083,334	17,083	—	—	—	—	10,232,917	—	10,250,000
Issuance of common stock for options exercised	—	—	—	—	498,862	499	49,387	—	49,886
Stock-based compensation expense	—	—	—	—	—	—	103,063	—	103,063
Fair value of warrants issued	—	—	—	—	—	—	77,938	—	77,938
Net loss	—	—	—	—	—	—	—	(10,492,274)	(10,492,274)

Balance at December 31, 2008	38,125,000	38,125	9,687,094	9,688	3,329,906	3,329	34,890,336	(37,867,710)	(2,926,232)
Repurchase of common stock	—	—	—	—	(627,281)	(627)	—	—	(627)
Issuance of common stock for options exercised	—	—	—	—	14,842	15	1,469	—	1,484
Stock-based compensation expense	—	—	—	—	—	—	93,911	—	93,911
Net loss	—	—	—	—	—	—	—	(8,590,502)	(8,590,502)

Balance at December 31, 2009	38,125,000	$38,125	9,687,094	$9,688	2,717,467	$2,717	$34,985,716	$(46,458,212)	$(11,421,966)

The accompanying notes are an integral part of these consolidated financial statements.

BREACH SECURITY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008

Cash Flows From Operating Activities
Net loss	$(8,590,502)	$(10,492,274)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	462,900	420,693
Stock-based compensation	93,911	103,063
Excess and obsolete inventory reserve	96,673	238,093
Provision for bad debts	28,130	4,902
Amortization of debt discount	19,289	7,233
Loss on disposal of fixed assets	1,449	—
Fair value of warrants issued	—	77,938
Amortization of note discount	—	8,080
Increase (decrease) in cash resulting from changes in:
Trade accounts receivable	488,084	(106,826)
Inventories	(99,337)	(167,606)
Prepaid expenses and other current assets	(83,612)	(215,984)
Deposits	16,800	(3,377)
Accounts payable	(82,521)	(140,427)
Accrued expenses and other current liabilities	632,469	11,632
Deferred revenue	482,319	387,761
Other liabilities	(51,816)	72,514

Net Cash Used in Operating Activities	(6,585,764)	(9,794,585)

Cash Flows from Investing Activities
Purchases of fixed assets	(116,653)	(328,553)
Payment in connection with acquisition	—	(250,000)

Net Cash Used in Investing Activities	(116,653)	(578,553)

Cash Flows from Financing Activities
Proceeds from issuance of notes payable	4,299,934	8,900,000
Principal payments on notes payable	(333,333)	(3,266,244)
Proceeds from exercise of stock options	1,484	49,886
Repurchase of common stock	(627)	—
Proceeds from issuance of preferred stock	—	7,836,608

Net Cash Provided by Financing Activities	3,967,458	13,520,250

Net Increase (Decrease) in Cash and Cash Equivalents	(2,734,959)	3,147,112
Cash and Cash Equivalents at Beginning of Year	3,717,537	570,425

Cash and Cash Equivalents at End of Year	$982,578	$3,717,537

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$241,229	$302,247
Income taxes	$5,121	$1,600
Noncash Investing and Financing Activities:
During 2008 the Company issued 4,022,414 shares of series B Preferred Stock valued at $0.60 per share in lieu of repayment of $2,400,000 in notes payable and approximately $13,400 in accrued interest.

The accompanying notes are an integral part of these consolidated financial statements.

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Nature of Operations

Breach Security, Inc. (“the Company”), a Delaware corporation, was incorporated in May 2004. The Company is organized to develop web application firewalls that protect against online attacks bypassed by traditional network security solutions. The Company also provides security assessment services as well as training and support for its products.

The Company has two wholly-owned subsidiaries, Breach Security, Ltd. in Herzliya, Israel and Breach Security (UK) Limited, in the United Kingdom. The Company’s principal market is the United States and Europe with potential to expand into other areas of the world.

In June 2010, the Company was acquired by TrustWave Holdings, Inc. (see Note 13).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates used in preparing the consolidated financial statements include those assumed in computing the allowance for uncollectible accounts receivable, the reserve for obsolete inventory, the valuation allowance on deferred tax assets, testing intangible assets for impairment, certain accrued liability account balances, and stock-based compensation expense.

Liquidity

At December 31, 2009, the Company had an accumulated deficit of approximately $46,458,000 and a net loss of approximately $8,591,000. The Company also had negative cash flows from operations of approximately $6,586,000 for the year ended December 31, 2009.

During 2010 the Company obtained $16,665,000 in debt financing from its major investor.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Accounts Receivable

The Company has established an allowance for doubtful accounts for potential credit losses that are expected to be incurred, based on historical information and specific identification. Trade receivables deemed uncollectible are written off against the allowance.

The allowance for doubtful accounts at December 31, 2009 and 2008 was approximately $102,000 and $75,000, respectively.

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market, and consist primarily of finished goods. At December 31, 2009 and 2008, the Company has provided a reserve for obsolete inventory of approximately $328,000 and $285,000, respectively.

Fixed Assets and Depreciation

Property and equipment are carried at cost. Expenditures that extend the life of the asset are capitalized and depreciated. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term. The estimated useful life of the fixed assets range between three to fourteen years.

Impairment of Long-Lived Assets

In accordance with authoritative guidance related to accounting for the impairment or disposal of long-lived assets, management reviews the Company’s long-lived assets, including property and equipment and capitalized software, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates whether future undiscounted net cash flows will be less than the carrying amount of the assets and adjusts the carrying amount of its assets to fair value. Management has determined that no impairment of long-lived assets occurred in 2009 or 2008.

Foreign Currency

The U.S. dollar is the functional currency of the Company’s foreign subsidiaries. Assets and liabilities are translated at the current year end exchange rate, equity at the historical rate, and income statement items at the weighted average exchange rate for the period. Translation gains or losses are included in the consolidated statements of operations. For 2009 and 2008, such gains and losses were insignificant.

Stock Options

The Company accounts for stock options issued to employees in accordance with the authoritative guidance on stock compensation. Under this guidance, stock based compensation cost is measured at the grant date, based on the calculated fair value of the award. The cost is recognized as an expense, under the straight-line method, over the employee’s requisite service period, which is generally the vesting period of the equity grant.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the combination of the tax payable for the year and the change during the year in deferred tax assets and liabilities. The Company had a federal income tax expense of approximately $50,000 and $0 for 2009 and 2008, respectively, and a state income tax expense of approximately $2,000 and $3,000 for 2009 and 2008, respectively.

The Company’s foreign subsidiaries are subject to foreign corporate income taxes. Deferred U.S. income taxes are not accrued on undistributed earnings of foreign subsidiaries because such earnings are permanently reinvested. The subsidiaries had a foreign income tax expense of approximately $263,000 and $36,000 for 2009 and 2008, respectively.

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

In years prior to 2009, the Company recognized revenue in accordance with authoritative guidance related to the accounting for software. Under this guidance, the Company used the “residual method” to recognize revenue when evidence of the fair value of all undelivered elements existed. Under the residual method, the fair value of the undelivered elements (i.e. maintenance) based on vendor specific objective evidence of fair value (“VSOE”) was deferred and the remaining portion of the arrangement fee was allocated to the delivered elements (i.e. software license and hardware). The Company determined VSOE of the fair value of the maintenance services based on customer renewals. If the Company could not establish VSOE on the undelivered elements, then all revenue was deferred and recognized ratably over the maintenance and support agreements which are typically twelve months.

Effective January 1, 2009, the Company early adopted new accounting guidance that relates to certain revenue arrangements that include hardware and software elements. Previously, companies that sold tangible products with “more than incidental” software were required to apply software revenue recognition guidance. Under the new guidance, tangible products that have software components that are “essential to the functionality” of the tangible product are excluded from the software revenue recognition guidance. Upon the adoption of this guidance, the Company’s software-enabled products are now subject to the new guidance for multiple deliverable arrangements. Under this guidance, because the Company is unable to establish VSOE or third party evidence (“TPE”) for deliverables in an arrangement, it has applied its best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. In estimating the selling price, the Company considered the cost to provide service, equipment cost, profit margin, customer demand, the effect of competition on the product, and other market constraints. After weighting the relevance of all data, the Company estimated the stand alone selling price which is included in its published price lists. The early adoption of this guidance resulted in approximately $157,000 of additional revenue recognized in 2009 that would have been deferred as of December 31, 2009, had the Company elected not to early adopt the provisions of this guidance.

Revenue is recognized when delivery has occurred, there is persuasive evidence that an arrangement exists, the sales price is fixed or determinable, and collection is probable. Revenue on the hardware and embedded software is generally recognized upon shipment of the unit. Revenue from maintenance and support agreements is recognized ratably over the contractual period or as services are performed.

Research and Development

The Company is actively engaged in new product development efforts. Research and development expense relating to possible future products are expensed as incurred.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were approximately $223,000 and $139,000 for 2009 and 2008, respectively.

Other Income

In 2008 the Company received $50,000 in proceeds from its insurance company as a result of misappropriation of funds by a former employee during 2006 and 2007. This is recorded as other income in the consolidated statements of operations.

New Accounting Standards

In June 2008 the Financial Accounting Standards Board (“FASB”) issued new authoritative guidance relating to the accounting for derivatives and hedging. This guidance provides direction when assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock and the resulting classification of this instrument as equity or a liability. The guidance provides that an entity should use a two step approach to

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise provisions and settlement provisions. It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. The Company adopted this guidance effective January 1, 2009, which did not have a material impact on its consolidated financial statements.

In June 2009 the FASB issued new authoritative guidance that establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. The issuance of this authoritative guidance and the Codification does not change GAAP. This guidance became effective for the Company for 2009 and did not have a material impact on the Company’s consolidated financial statements.

2.	Business Combination

In August 2006 the Company acquired Breach Security (UK) Limited (formerly Thinking Stone, Ltd.) (“Thinking Stone”), a company organized under the laws of England and Wales. The acquisition was accounted for in accordance with authoritative guidance relating to the accounting for business combinations.

The consideration paid by the Company for Thinking Stone consisted of 1,505,475 shares of the Company’s common stock valued at $150,548, and $1,000,000 due to the former Thinking Stone shareholder for a total of $1,150,548. Of the $1,000,000 in payments due, $500,000 was paid upon closing, with $250,000 paid on August 24, 2007, and $250,000 paid on August 24, 2008. The Company recorded the liability at its present value with the discount amortized to interest expense over the life of the obligation.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. The Company recorded approximately $1,111,000 of identifiable intangible assets and $3,000 in net tangible assets in connection with this acquisition. The primary reason for the acquisition and the factors that contributed to the recognition of an intangible asset related to Thinking Stone’s developed software technology.

The purchased technology is being amortized on a straight-line basis over five years. See Note 4.

3.  Fixed Assets

Fixed assets consisted of the following:

	December 31,
	2009	2008

Computers	$781,495	$731,314
Software	158,277	123,062
Furniture and fixtures	135,785	126,747
Equipment	57,461	50,903
Leasehold improvements	48,051	36,760

	1,181,069	1,068,786
Less accumulated depreciation and amortization	(798,085)	(573,447)

	$382,984	$495,339

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation and amortization expense was approximately $228,000 and $185,000 for 2009 and 2008, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of operations.

4.  Capitalized Software

Intangible assets consisted of the following:

	December 31,
	2009	2008

Purchased technology	$1,176,720	$1,176,720
Less accumulated amortization	(812,143)	(576,802)

	$364,577	$599,918

Amortization expense was approximately $235,000 for 2009 and 2008, and is included in cost of revenues in the accompanying consolidated statements of operations.

Estimated amortization expense at December 31, 2009 for each of the two succeeding years is as follows:

Year Ending December 31,

2010	$221,289
2011	$143,288

5.	Line of Credit

The Company has a $1,000,000 line of credit with a bank which matured on November 30, 2009, and was subsequently extended to May 15, 2010. Interest is payable monthly at the prime rate (3.25% at December 31, 2009) plus 4.5%. Advances on the line are collateralized by substantially all of the Company’s assets. The outstanding balance on the line of credit was $1,000,000 at December 31, 2009 and 2008. In June 2010 the Company repaid the outstanding balance on the line of credit (see Note 13).

6.	Note Payable

In August 2008 the Company entered into a loan and security agreement with a bank for a $3,000,000 note payable. Interest is payable in monthly installments at the prime rate (3.25% at December 31, 2009) plus 2.5%, with the principal and all unpaid interest due in August 2012. Advances on the note are collateralized by substantially all of the Company’s assets. The outstanding balance on the note was $2,666,667 and $3,000,000 at December 31, 2009 and 2008, respectively. In June 2010 the Company repaid the balance of the note payable in full (see Note 13).

Future minimum principal payments on the note payable are as follows:

Year Ending December 31,

2010	$1,000,000
2011	1,000,000
2012	666,667

Total	$2,666,667

The note payable and security agreement contain certain non-financial covenants. Management is not aware of any violations of these covenants at December 31, 2009.

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company entered into various notes payable with related parties during 2008 and 2009. See Note 10.

7.	Stockholders’ Equity

Breach Security, Inc. is authorized to issue 66,450,000 shares of common stock and 48,272,927 shares of preferred stock with a par value of $0.001 per share.

Common Stock

During 2009 and 2008 the Company issued 14,842 and 498,862 shares of common stock, respectively, upon exercise of stock options at $0.10 per share.

During 2009 the Company repurchased and retired 627,281 shares of common stock at $0.001 per share.

Preferred Stock

During February and June 2008 the Company issued an aggregate of 17,083,334 shares of Series B preferred stock at a price of $0.60 per share. 13,060,920 shares were issued for total proceeds of approximately $7,837,000. The remaining 4,022,414 shares were issued in lieu of repayment of $501,000 in notes payable and accrued interest that were outstanding at December 31, 2007 to two investors and approximately $1,912,000 of notes payable and accrued interest that were issued to investors during 2008.

Dividends

The holders of each series of preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of the funds legally available, cash dividends on each share of preferred stock held at a rate of $0.048 and $0.080 per share of each of Series B and A preferred stock, respectively. Dividends shall not be cumulative.

The holders of Series B preferred stock have preference over all other capital stock holders. Upon full payment to the Series B preferred stock holders, the holders of Series A preferred stock, in preference to the holders of common stock, will be paid accordingly.

Additionally, the holders of Series A and B preferred stock are entitled to receive, when, as and if declared by the Board of Directors to the holders of common stock, a proportionate share of any distribution as though such holders were the holders of the number of shares of common stock into which their respective shares of preferred stock are convertible as of the record date fixed for the determination of the holders of common stock entitled to receive such distribution.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B preferred stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution before any payment will be made to the holders of Series A preferred stock or common stock, an amount equal to the sum of $0.60 per share, plus any declared but unpaid dividends.

If, upon any such liquidation event, the remaining assets of the Company available for distribution are insufficient to pay the holders of Series B preferred stock the full amount of the Series B liquidation payment, each of the holders of Series B preferred stock will share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable.

After the payment of the full Series B liquidation payment, the holders of Series A preferred stock will be entitled to be paid out of the assets of the Company available for distribution before any payment will be made to the holders of common stock, an amount equal to $1.00 per share, plus any declared but unpaid dividends.

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

If upon any such liquidation event, after payment of the Series B liquidation payment, the remaining assets of the Company available for distribution are insufficient to pay the holders of Series A preferred stock the full amount of the Series A liquidation payment, each of the holders of Series A preferred stock will share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable.

After payment of the full preferred stock liquidation payments, the remaining funds and assets of the Company legally available for distribution will be distributed ratably to the holders of common stock, Series A and B preferred stock on an “as if converted to common stock” basis.

Voting Rights

Each outstanding share of Series A and B preferred stock are entitled to a number of votes equal to the number of whole shares of common stock into which such shares of preferred stock are then convertible.

Conversion

Each share of Series A and B preferred stock are convertible, at the option of the holder, at any time into such number of fully paid and nonassessable shares of common stock determined by dividing $0.81 for Series A preferred stock and $0.60 for Series B preferred stock by the then effective Series A or B conversion price, respectively, and are subject to adjustment. Initially the conversion price was $1.00 for Series A and $0.60 for Series B preferred stock, respectively.

All shares of Series A and B preferred stock will automatically convert into shares of common stock, at the then effective conversion price, at any time upon the affirmative election of the holders of at least a majority of the then outstanding shares of Series A and B preferred stock voting together as a single class on an as-converted to common stock basis or at any time upon the closing of the sale of shares of common stock in a public offering provided that the offering price per share is not less than $1.80 and the aggregate proceeds are not less than $25,000,000.

Optional Redemption

The holders of at least 66.7% percent of the then outstanding shares of Series A or B preferred stock, voting as a separate class, may require the Company to redeem all of the shares of preferred stock out of funds legally available in three equal annual installments beginning on May 25, 2011. The Company will redeem the shares by paying in cash a sum equal to the Series A and B liquidation amount, as applicable, in effect as of the redemption date.

Warrants

In October 2004 the Company issued warrants to purchase 20,000 shares of Series A preferred stock. The warrants have an exercise price of $1.00 and expire in October 2011. None of the warrants have been exercised as of December 31, 2009.

In February 2006 the Company issued warrants to purchase 7,500 shares of Series A preferred stock at an exercise price of $1.00 per share. The warrants are exercisable any time until February 2013. None of the warrants have been exercised as of December 31, 2009.

In July 2007 the Company issued warrants to purchase 200,000 shares of Series B preferred stock at an exercise price of $0.60 per share. The warrants are exercisable any time until July 2014. None of the warrants have been exercised as of December 31, 2009.

During August 2008 in connection with the line of credit and note payable issued to a bank, the Company issued warrants to purchase 200,000 shares of Series B preferred stock. The exercise price of the warrants is $0.60 per share and the warrants are exercisable any time until August 2018. None of the warrants have been exercised as of December 31, 2009. During 2008 the Company recorded approximately $78,000 related to the fair value of the

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

warrants issued. The warrants were valued using the Black-Scholes pricing model and the following assumptions: contractual term of 10 years, an average risk free interest rate of 3.91%, a dividend yield of 0%, and volatility of 50%. This amount is presented as a discount to the carrying value of the related debt, and is accreted as interest expense over the life of the debt.

Subsequent to December 31, 2009, all outstanding warrants were cancelled.

Stock Options

During 2004 the Company adopted the 2004 USA and Israel Stock Option Plan, as amended, (the “Plan”) which provides for the granting of stock options, restricted stock, or stock appreciation rights (“SAR”) to employees, directors, and consultants. The exercise price for options granted under the Plans may not be less than their fair market value. The Plan terminates on the earlier of ten years or the date on which all available options are issued and fully vested. Options generally vest over four years, with a 25% cliff vesting on the first anniversary of the grant date, and then 1/48th monthly, and expire no later than ten years from the date of grant. With respect to incentive options, the exercise price for a stock option granted to someone with greater than 10% of the total combined voting power of all classes of stock of the Company shall not be less than 110% of the fair market value per share of common stock on the option grant date. Additionally, with respect to incentive options, the aggregate fair market value of the shares of common stock for which options granted to any employee under the Plan that may become exercisable during any one calendar year shall not exceed $100,000. The Company has reserved 13,057,204 shares of common stock for issuance under the Plan.

The Company uses the Black-Scholes valuation model to calculate the fair value of stock options. The fair value of stock options was measured at the grant date using the weighted average assumptions in the table below:

	Years Ended December 31,
	2009	2008

Expected volatility	37.6%	53.3%
Dividend yield	0%	0%
Risk-free interest rate	2.3%	2.8%
Expected terms in years	6.0	6.2

Expected Volatility — The expected volatility is based on a peer group in the industry in which the Company does business.

Dividend Yield — The Company has not, and does not, intend to pay dividends.

Risk-free Interest Rate — The Company applies the risk-free interest rate based on the U.S. Treasury yield in effect at the time of the grant.

Expected Term in Years — The expected term is based upon the Company’s consideration of the historical life of options, the vesting period of the option granted and the contractual period of the option granted. The Company calculated the expected term as the average of the contractual term of the option and the vesting period, consistent with authoritative guidance.

Weighted Average Fair Value of Options Granted — Using the weighted average assumptions described above, the weighted average fair value of options granted was $0.04 and $0.06 for 2009 and 2008, respectively.

Forfeitures — Stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, reduced for estimated forfeitures. The authoritative guidance related to the accounting for stock compensation requires forfeitures to be estimated at the time of grant and revised, if

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company under the authoritative guidance.

A summary of stock option activity under the Plan is as follows:

		Weighted
		Average
	Number of	Exercise
	Shares	Price

Options outstanding at December 31, 2007	7,620,156	$0.10
Granted	7,062,136	$0.11
Exercised	(498,862)	$0.10
Cancelled/forfeited	(3,455,833)	$0.10

Options outstanding at December 31, 2008	10,727,597	$0.11
Granted	135,000	$0.11
Exercised	(14,842)	$0.10
Cancelled/forfeited	(4,580,718)	$0.11

Options outstanding at December 31, 2009	6,267,037	$0.11

As of December 31, 2009, there were 4,185,035 stock options outstanding and exercisable with a weighted average remaining contractual life of 6.8 years and a weighted average exercise price of $0.10 per share. The weighted average remaining contractual life for all options outstanding at December 31, 2009 was 7.3 years. The total fair value of shares vested during 2009 was $142,698.

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2009 was $26,939, based on the difference between the exercise price and the value of the Company’s stock of $0.11 at December 31, 2009. The intrinsic value of options exercised for 2009 was $148.

During 2009 and 2008, total stock-based compensation expense included in the consolidated statements of operations of $93,911 and $103,063, respectively, was charged as follows:

	Year Ended December 31,
	2009	2008

Selling and marketing	$41,816	$36,119
General and administrative	31,722	45,369
Research and development	18,837	21,575
Cost of revenues	1,536	—

Total stock-based compensation expense	$93,911	$103,063

The Company has a 100% valuation allowance recorded against its deferred tax assets; therefore, the stock-based compensation has no tax effect on the consolidated statements of operations.

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009, there was $71,729 of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.2 years.

Subsequent to December 31, 2009, all options under the Plan were cancelled and the Company terminated the Plan.

8.	Income Taxes

As of December 31, 2009 and 2008, a current deferred tax asset of approximately $262,000 and $252,000, respectively, had been recognized for the temporary differences primarily related to the reserve for uncollectible accounts receivable, the reserve for obsolete inventory and accrued expenses.

As of December 31, 2009 and 2008, a non-current deferred tax asset of approximately $2,983,000 and $14,150,000, respectively, had been recognized for the temporary differences primarily related to a carryforward of unused net operating losses, capitalized research and development costs, and depreciation of fixed assets.

On February 17, 2009 the Company had a change in ownership (as defined by Section 382 of the Internal Revenue Code). As such, the Company’s net operating losses generated from years prior to the change in ownership are no longer available to be used and accordingly resulted in a significant reduction in the non-current deferred tax asset as of December 31, 2009.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company believes that it does not have a sufficient history of taxable income to justify recognizing its net deferred tax asset. Accordingly, the net deferred tax asset has been completely offset by a valuation allowance. The valuation allowance at December 31, 2009 and 2008 was approximately $3,245,000 and $14,402,000, respectively.

At December 31, 2009, the Company had unused federal and state net operating loss carryforwards of approximately $4,603,000 and $4,600,000, respectively. The federal and state tax loss carryforwards will begin to expire in 2030 and 2020, respectively. The California net operating losses have been suspended for the 2008 and 2009 tax year.

Effective January 1, 2009, the Company adopted the authoritative guidance related to uncertain tax positions. The Company identified uncertain tax positions primarily associated with penalties for late filing of certain information returns related to its foreign subsidiaries for the years 2005, 2006, and 2007, a potential assessment as a result of an audit of the 2004 and 2005 tax years by the State of Israel, and other foreign income taxes related to the Company’s operations. The Company recorded a reserve of approximately $256,000 as a result of the uncertainties surrounding these positions, which is included in accrued expenses in the consolidated balance sheets.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2009, the Company recognized approximately $50,000 in interest and penalties associated with its unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease within the next twelve months.

The Company’s federal and state filings from inception to date are all subject to examination.

9.	Employee Benefit Plans

401(k) Plan

The Company sponsors a 401(k) savings plan (“the Plan”) for all eligible employees. Participants may contribute up to 90% of their eligible compensation, subject to a certain dollar limit which is set by law. The Company may match a uniform percentage of the compensation that will be determined each year by the Company. The Company made no contributions to the Plan for 2009 and 2008.

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Management Participation Bonus Plan

During 2008 the Company adopted a Management Participation Bonus Plan (“the Bonus Plan”) for all eligible employees. Under the Bonus Plan, participants are eligible to receive a bonus payment at the time the Company undergoes a Change of Control Transaction, as defined in the agreement, if the participant chooses not to receive any payment for their shares of the Company’s stock and options that, in each case, were previously awarded under the Company’s stock option plan. The one-time bonus payment will be available only to the extent that there are sufficient proceeds from any Change of Control Transaction.

Subsequent to December 31, 2009, the Plan was cancelled.

10.	Related Party Transactions

At various times during 2007 and 2008 the Company issued promissory notes payable to its major investors in the aggregate amount of $5,400,000, with an annual interest rate of 8%. Notes totaling $2,400,000 were converted into Series B preferred stock during 2008 (see Note 7). The remaining notes totaling $3,000,000 were outstanding at December 31, 2009 and 2008. The maturity date on the notes was initially March 31, 2009, and was subsequently extended to May 31, 2010, subject to the Company first satisfying its obligations under it notes payable and line of credit to a financial institution.

At various times during 2009 the Company issued promissory notes payable to its major investors in the aggregate amount of approximately $4,300,000. The notes bear an annual interest rate of 8% and mature on April 30, 2010, subject to the Company first satisfying its obligations under it notes payable and line of credit to a financial institution. Approximately $2,000,000 of these promissory notes are convertible into Series B preferred stock at a conversion rate of $0.45, or into shares of the Company’s equity securities sold in any subsequent equity financing transaction at 75% of the price per share for such shares. No amounts were converted during 2009.

Subsequent to December 31, 2009 the Company issued $16,665,000 in notes payable to one of its investors. See Note 13.

11.	Commitments and Contingencies

Operating Leases

The Company leases office space under non-cancelable operating leases. Certain of these leases include renewal and purchase options. Rent expense under these leases was approximately $430,000 and $424,000 for 2009 and 2008, respectively.

Certain of these leases provide for future fixed increases over the term of the lease, which are recorded to expense on a straight-line basis. The amount recorded as deferred rent is included in accrued expenses in the consolidated balance sheets and represents the amount of rent expense recorded in excess of cash payments made to be deferred against future payments over the latter portion of the lease term. Deferred rent was approximately $163,000 as of December 31, 2009. The deferred rent balance as of December 31, 2008 was insignificant.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year Ending December 31,

2010	$378,356
2011	338,876
2012	203,101

Total	$920,333

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accrued Severance

Under Israeli law and in accordance with employment agreements, the Company’s Israeli subsidiary is required to make severance payments to terminated employees. This liability is computed for each employee based on the latest monthly salary multiplied by the number of years of service. The Company is obligated to pay the difference between the amount of the liability computed and the amounts funded by Company insurance policies. As of December 31, 2009 and 2008, the Company had accrued severance of approximately $80,000 and $132,000, respectively, which is included in other liabilities on the consolidated balance sheets.

12.	Concentrations

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. Accounts receivable are primarily derived from revenue earned from customers located in North America. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally requires no collateral.

The Company maintains cash balances at various financial institutions primarily located in San Diego. Accounts at these institutions are secured by the Federal Deposit Insurance Corporation. At times the cash at these institutions may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Supplier

During 2009 and 2008 the Company had purchases from two and one major vendors that comprised approximately $776,000 and $835,000, respectively, of the total purchases for the year. Management believes that the Company is not exposed to any significant concentration risk related to purchases from these suppliers.

Foreign Assets

Included in the Company’s consolidated balance sheets are the net assets of the Company’s Israel and United Kingdom operations. The net assets represented approximately 2.0% and 2.7% of consolidated assets at December 31, 2009 and 2008, respectively. Management does not believe the Company is exposed to any risk regarding these assets.

13.	Subsequent Events

At various times in 2010 the Company issued four promissory notes payable to its major investor in the aggregate amount of $2,600,000, with an annual interest rate of 8% and a maturity date of May 31, 2010. In June 2010, the Company issued a promissory note payable to the same major investor in the amount of approximately $14,065,000, with an annual interest rate of 8% and a maturity date of June 30, 2010. The Company used the proceeds from this note payable to repay the balance of its then outstanding bank debt under the line of credit and note payable agreements with a financial institution (see Notes 5 and 6).

Effective June 18, 2010, TrustWave Holdings, Inc. acquired Breach Security, Inc. and Subsidiaries in a transaction whereby a subsidiary of TrustWave Holdings, Inc. was merged into Breach Security, Inc., under the name of TW Breach Security, Inc. In connection with this acquisition, all of the issued and outstanding shares of the Company’s preferred stock were converted into shares of the Class A Voting Common Stock of Trustwave Holdings, Inc. All of the issued and outstanding shares of common stock were cancelled and extinguished without any conversion thereof and without payment of any consideration therefore. Additionally, all previously

BREACH SECURITY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issued warrants and options were cancelled without any conversion for payment of consideration. Immediately prior to the effective time of the merger, Trustwave Holdings, Inc. issued shares of its Class A Voting Common Stock to the holders of the Company’s outstanding promissory notes in full satisfaction of the obligations of the Company pursuant to such promissory notes.

The Company has evaluated subsequent events through September 1, 2010, which is the date the financial statements were available to be issued.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
BitArmor Systems, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of BitArmor Systems, Inc. (a Development Stage Company) as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2009 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The 2006 audit was our first audit of the Company’s financial statements and, as instructed, the scope of our engagement did not include an audit of the statements of operations for the period May 20, 2003 (inception) to December 31, 2005 sufficient to enable us to express, and we do not express, an opinion on the consistency of application of accounting principles with the preceding periods as it relates to the statements of operations and cash flows.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BitArmor Systems, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

May 24, 2010

Certified Public Accountants and Business Advisors

A Professional Corporation
Heinz 57 Center  339 Sixth Avenue  8th Floor   Pittsburgh, PA 15222
[p] 412.281.2501  [f] 412.471.1996   www.alpern.com  email@alpern.com
Offices also in West Palm Beach and Stuart, FL

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

BALANCE SHEETS

December 31	2009	2008

ASSETS
Cash and cash equivalents	$506,533	$989,913
Accounts receivable — net	240,277	—
Property and equipment — net — Note 3	152,258	161,766
Other assets — Note 4	200,846	109,433

Total Assets	$1,099,914	$1,261,112

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Deferred revenue	$1,394,700	$2,037,594
Long-term debt — Note 5	992,577	1,083,261
Accounts payable and accrued expenses	775,121	244,980

Total Liabilities	3,162,398	3,365,835

Stockholders’ Deficit — Note 7
Preferred stock, liquidation preference of $11,883,387 (2009) and $6,374,643 (2008)	21,804	13,725
Common stock	8,926	5,526
Additional paid-in capital	10,712,789	5,802,670
Warrants	18,811	15,704
Deficit accumulated during the development stage	(12,824,814)	(7,942,348)

Total Stockholders’ Deficit	(2,062,484)	(2,104,723)

Total Liabilities and Stockholders’ Deficit	$1,099,914	$1,261,112

The accompanying notes are an integral part of these financial statements.

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2009 and 2008 (Audited) and
For the Period May 20, 2003 (Inception) to December 31, 2009 (Unaudited)

	Year Ended	Year Ended	From Inception
	December 31,	December 31,	to December 31,
	2009	2008	2009

Revenue
License revenue	$1,099,252	$1,006,614	$2,528,775
Interest income	10,273	23,949	137,726
Other income	113,345	5,400	302,333

Total Revenue	1,222,870	1,035,963	2,968,834

Operating Expenses
Sales and marketing	1,921,181	2,020,155	5,511,821
Research and development	1,921,166	1,504,268	4,669,170
General and administrative	2,134,643	1,121,020	5,349,901
Interest	106,077	78,039	217,717
Other	22,269	15,869	45,039

Total Operating Expenses	6,105,336	4,739,351	15,793,648

Net Loss	$(4,882,466)	$(3,703,388)	$(12,824,814)

The accompanying notes are an integral part of these financial statements.

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the Year Ended December 31, 2009 (Audited) and
For the Period May 20, 2003 (Inception) to December 31, 2009 (Unaudited)

	Series A-1	Series A-2	Series A-3
	Preferred	Preferred	Preferred
	Stock	Stock	Stock

Issuance of common stock	$—	$—	$—
Net loss	—	—	—

Balance — December 31, 2003	—	—	—
Issuance of common stock	—	—	—
Net loss	—	—	—

Balance — December 31, 2004	—	—	—
Net loss	—	—	—

Balance — December 31, 2005	—	—	—
Issuance of common stock	—	—	—
Issuance of Series A preferred stock	391	1,139	5,965
Stock option grants	—	—	—
Exercise of stock options	—	—	—
Net loss	—	—	—

Balance — December 31, 2006	391	1,139	5,965
Issuance of Series A preferred stock	—	—	1,856
Stock option grants	—	—	—
Exercise of stock options	—	—	—
Net loss	—	—	—

Balance — December 31, 2007	391	1,139	7,821
Issuance of Series A preferred stock	—	—	4,374
Stock option grants	—	—	—
Exercise of stock options	—	—	—
Warrants issued with term loans — Note 5	—	—	—
Net loss	—	—	—

Balance — December 31, 2008	391	1,139	12,195
Issuance of Series B preferred stock	—	—	—
Stock option grants	—	—	—
Common stock grants	—	—	—
Warrants issued with term loans — Note 5	—	—	—
Net loss	—	—	—

Balance — December 31, 2009	$391	$1,139	$12,195

The accompanying notes are an integral part of these financial statements.

				Deficit
				Accumulated
Series B		Additional		During the	Total
Preferred	Common	Paid-in		Development	Stockholders’
Stock	Stock	Capital	Warrants	Stage	Equity

$—	$5,400	$164,600	$—	$—	$170,000
—	—	—		(76,114)	(76,114)

—	5,400	164,600	—	(76,114)	93,886
—	46	24,954	—	—	25,000
—	—	—		(235,632)	(235,632)

—	5,446	189,554	—	(311,746)	(116,746)
—	—	—	—	(434,284)	(434,284)

—	5,446	189,554	—	(746,030)	(551,030)
—	74	(74)	—	—	—
—	—	2,980,783	—	—	2,988,278
—	—	13,503	—	—.	13,503
—	2	758	—	—	760
—	—	—	—	(1,123,689)	(1,123,689)

—	5,522	3,184,524	—	(1,869,719)	1,327,822
—	—	733,946	—	—	735,802
—	—	58,405	—	—	58,405
—	1	403	—	—	404
—	—	—	—	(2,369,241)	(2,369,241)

—	5,523	3,977,278	—	(4,238,960)	(246,808)
—	—	1,731,261	—	—	1,735,635
—	—	93,258	—	—	93,258
—	3	873	—	—	876
—	—	—	15,704	—	15,704
—	—	—	—	(3,703,388)	(3,703,388)

—	5,526	5,802,670	15,704	(7,942,348)	(2,104,723)
8,079	—	4,811,763	—	—	4,819,842
—	—	98,356	—	—	98,356
—	3,400	—	—	—	3,400
—	—	—	3,107	—	3,107
—	—	—	—	(4,882,466)	(4,882,466)

$8,079	$8,926	$10,712,789	$18,811	$(12,824,814)	$(2,062,484)

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009 and 2008 (Audited) and
For the Period May 20, 2003 (Inception) to December 31, 2009 (Unaudited)

	Year Ended	Year Ended	From Inception
	December 31,	December 31,	to December 31,
	2009	2008	2009

Cash Provided by (Used for) Operating Activities
Net loss	$(4,882,466)	$(3,703,388)	$(12,824,814)
Adjustments to reconcile net loss to net cash used for operating activities
Depreciation and amortization	58,073	46,353	145,710
Common stock and stock options issued for services	101,756	93,258	336,922
Accrued interest converted to preferred stock	—	—	8,146
Accrued interest added to convertible notes	—	3,082	16,781
Amortization of debt discount	5,463	3,132	8,595
Changes in
Accounts receivable	(240,277)	162,901	(240,277)
Prepaid expenses and other current assets	(104,940)	(4,996)	(194,441)
Accounts payable and accrued expenses	530,141	45,938	775,121
Deferred revenue	(642,894)	1,642,069	1,394,700

Net Cash Used for Operating Activities	(5,175,144)	(1,711,651)	(10,573,557)

Cash Provided by (Used for) investing Activities
Additions to property and equipment	(35,038)	(76,942)	(272,893)
Purchases of certificates of deposit	—	—	(800,000)
Proceeds from certificates of deposit	—	—	800,000

Net Cash Used for Investing Activities	(35,038)	(76,942)	(272,893)

Cash Provided by (Used for) Financing Activities
Proceeds from convertible notes	—	—	860,000
Proceeds from long-term debt	397,500	1,150,000	1,547,500
Payments on long-term debt	(490,540)	(54,167)	(544,707)
Debt acquisition costs	—	(31,480)	(31,480)
Proceeds from common stock issuance	—	—	125,000
Proceeds from preferred stock issuance (net of
issuance costs)	4,819,842	1,468,854	9,394,630
Exercise of stock options	—	876	2,040

Net Cash Provided by Financing Activities	4,726,802	2,534,083	11,352,983

Net Increase (Decrease) in Cash and Cash Equivalents	(483,380)	745,490	506,533
Cash and Cash Equivalents — Beginning of period	989,913	244,423	—

Cash and Cash Equivalents — End of period	$506,533	$989,913	$506,533

Schedule of Non cash Financing Activities
Notes converted to preferred stock	$—	$266,781	$—

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$107,682	$70,254	$211,537

The accompanying notes are an integral part of these financial statements.

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

A.  Description of Business

BitArmor Systems, Inc. (the Company) develops data control software that enables enterprises to protect and manage sensitive data across their infrastructures. The patent-pending technology enables regulatory compliance, risk mitigation and compliance with internal legal policies.

B.  Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C.  Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. The Company’s cash and cash equivalents are maintained in two financial institutions located in Pennsylvania and California.

D.  Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. No allowance for uncollectible accounts was recorded at December 31, 2009 and 2008. Four customers accounted for approximately 88% of accounts receivable at December 31, 2009. There were no such concentrations at December 31, 2008.

E.  Revenue and Cost Recognition

Revenue is derived principally from the licensing of the BitArmor DataControl software (the system) under multiple element arrangements, which include installation, training, proprietary software, and post-installation services and support. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, and the fee is fixed or determinable and probable of collection. Revenue recognition is evaluated on a contract-by-contract basis as terms of each arrangement vary.

The Company has two primary license fee arrangements: 1) term license agreements, and 2) perpetual license agreements.

License fees from term license agreements are recorded ratably over the term of the agreement, normally one or three years. License fees are recorded net of the fair value of any undelivered element where vendor specific objective evidence of fair value exists. In the absence of fair value of an undelivered element, revenue is deferred until such time as the element is delivered or fair value has been established. Fees associated with the software installation and training are recognized upon delivery and acceptance of the software by the customer. Direct and incremental costs of contracts for which revenue is deferred or recorded ratably are expensed as incurred. These costs consist primarily of labor and other costs associated with the implementation of the software.

For perpetual license agreements, fees associated with the software installation and training are recognized upon delivery and acceptance of the software by the customer. License fees are recorded net of the fair value of any

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

undelivered element where vendor specific objective evidence of fair value exists using the residual method. In the absence of fair value of an undelivered element, revenue is deferred until such time the element is delivered or fair value has been established. In those instances where the fair value of an undelivered element is not substantive, revenue is recognized ratably over the implied or stated term of the agreement. Fees attributable to post-installation support, primarily service and support, are recognized as revenue ratably over the term of the agreement. Costs related to maintenance obligations are expensed as incurred.

Two customers accounted for approximately 89% of the Company’s revenues in 2009 and 2008.

F.  Property and Equipment

Property and equipment are stated at cost, including expenditures for additions and major improvements. Depreciation is computed on the straight-line and accelerated methods for financial reporting purposes at rates calculated to amortize costs over the estimated useful lives of the assets.

Maintenance and repairs which are not considered to extend the useful lives of assets are charged to operations as incurred. The cost of assets sold or retired and the related allowances are removed from the accounts and any resulting gains or losses are included in other income (expense).

G.  Stock-based Compensation

The Company expenses the fair value of employee stock purchase plans, stock option grants and similar awards using the modified prospective method adopted in January 2006.

The modified prospective method requires fair value measurement of new awards and awards modified, repurchased or cancelled after the effective date. Additionally, compensation cost for the portion of outstanding awards for which service had not been rendered (such as unvested options) that were outstanding as of the date of adoption are recognized as the remaining services are rendered. The Company recognizes the fair value of share-based compensation awards in the statements of operations on a straight-line basis over the vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008

Risk-free interest rate	3.04%	1.87%
Expected dividend yield	—	—
Expected term	7 years	7 years
Expected volatility	42%	42%

The risk-free interest rate is based on the U.S. treasury yield curve in effect as of the grant date. When establishing the expected life assumptions, the Company annually reviews historical employee exercise behavior of option grants and other economic data impacting the period the stock options are expected to remain outstanding. Expected volatility is determined using a benchmark of similar public companies. The Company based the assumed dividend yield on its expectation of not paying dividends in the foreseeable future.

Prior to January 1, 2006, the Company accounted for its stock options in accordance with the intrinsic value method. Under this method, the difference in the market price on the date of grant and the contractual purchase price of shares should be recognized as compensation expense over the vesting period on a straight-line basis. The Company did not recognize compensation expense for stock options because the exercise price approximated the fair value of the underlying common stock on the date of grant.

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

H.  Research and Development Expenses

Research and development expenses are charged to operations as incurred.

I.  Intangibles

The Company’s intangible assets consist of patent rights, and are stated at cost. Amortization is computed on the straight-line method for financial reporting purposes over the estimated useful lives of the assets.

J.  Income Taxes

The Company provides for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax reporting. The deferred tax asset or liability represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The principal differences result from the Company reporting on the accrual basis of accounting for financial statement purposes and on the cash basis for income tax reporting purposes. A valuation allowance is established for any deferred tax asset for which it is determined that it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company adopted the accounting standard for uncertain tax positions as of January 1, 2009. The standard requires a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with the asset and liability method. The first step is to evaluate the tax position for recognition by determining whether evidence indicates that it is more likely than not that a position will be sustained if examined by a taxing authority. The second step is to measure the tax benefit as the largest amount that is 50% likely of being realized upon settlement with a taxing authority. The Company has elected to recognize interest expense and penalties associated with the adoption of this standard as a component of income tax expense. The adoption of this accounting standard did not have an effect on the Company’s financial statements.

K.  Recent Accounting Pronouncements

On September 15, 2009, the Financial Accounting Standards Board’s Accounting Standards Codification (Codification) became the single source of authoritative generally accepted accounting principles in the United States of America. The Codification changed the referencing of financial standards but did not change or alter existing generally accepted accounting principles in the United States of America. The Codification became effective for the Company at that date.

L.  Subsequent Events

Management evaluated subsequent events and transactions for potential recognition through May 24, 2010, the day the financial statements were approved and authorized for issue.

Note 2 — Development Stage Operations

The Company is currently in the development stage of operations. Operations from inception through December 31, 2009 have been devoted primarily to raising capital, performing research and development on the Company’s products, and developing sales channels for the products.

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Note 3 — Property and Equipment

Property and equipment consist of the following at December 31:

	2009	2008

Leasehold improvements	$11,075	$11,075
Computer equipment	170,548	148,772
Furniture and fixtures	67,305	63,919
Software	27,019	26,071

	275,947	249,837
Less: Accumulated depreciation	123,689	88,071

Net property and equipment	$152,258	$161,766

Note 4 — Other Assets

Other assets consist of the following at December 31:

	2009	2008

Patent rights and other intangibles — net of accumulated amortization of $15,556 (2009) and $11,029 (2008)	$58,290	$49,044
Prepaid expenses and other current assets	58,817	28,646
Debt acquisition costs — net of accumulated amortization of $15,000 (2009) and $6,000 (2008)	16,480	25,480
Other receivables	60,996	—
Deposits	6,263	6,263

Total other assets	$200,846	$109,433

Note 5 — Debt

Line of Credit

The Company had a revolving line-of-credit agreement with a bank. The arrangement provided for maximum borrowings of $100,000 with interest at prime. The arrangement terminated in January 2008. No borrowings were outstanding under the line-of-credit agreement at December 31, 2008.

In January 2008, the Company entered into an unsecured line-of-credit agreement with a bank. The unsecured line-of-credit agreement provides for maximum borrowings of $50,000 and is personally guaranteed by the Company’s Chief Executive Officer. Interest on outstanding borrowings is payable monthly at the bank’s prime rate (3 1/4% at December 31, 2009) plus 1 1/4%. No borrowings were outstanding under the line-of-credit agreement at December 31, 2009 and 2008. During 2009, this line-of-credit agreement was terminated.

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Term Debt

A summary of outstanding long-term debt is as follows at December 31:

	2009	2008

Term Loan A	$379,167	$595,833
Term Loan B	333,333	500,000
Term Loan C	243,056	—
Bridge Loan	47,237	—

	1,002,793	1,095,833
Less: Unamortized discount	10,216	12,572

	$992,577	$1,083,261

In March 2008, the Company entered into a growth capital loan with a bank. The growth capital loan provides for the Company to borrow funds, designated as Term Loans A and B in accordance with conditions determined in the agreement. In January 2009, the Company entered into a $350,000 term loan (Term Loan C) under the same agreement. The total amount outstanding under the growth capital loan was $955,556 at December 31, 2009 and $1,095,833 at December 31, 2008.

Monthly principal payments on the loans are as follows:

Term Loan A	$18,056	September 2011
Term Loan B	$13,889	December 2011
Term Loan C	$9,722	December 2011

Interest is payable monthly at either the higher of (1) the bank’s prime rate plus 2%, or (2) a fixed rate of 8 1/4%.

The term loans are collateralized by substantially all of the Company’s assets.

In connection with the Term Loans A and B, the Company issued 185,642 detachable warrants to the bank to purchase shares of the Company’s Series A-3 preferred stock. The warrants are convertible to Series A-3 preferred stock on a one-to-one ratio, at a conversion price of $0.40 per share and expire in March and June 2015. Management determined the fair value of each warrant to be approximately $0.08.

In connection with Term Loan C, the Company issued 37,128 detachable warrants to the bank to purchase shares of the Company’s Series A-3 preferred stock. The warrants are convertible to Series A-3 preferred stock on a one-to-one ratio, at a conversion price of $0.40 per share and expire in June 2015. Management determined the fair value of each warrant to be approximately $0.08.

The Company accounted for the warrants issued in connection with Term Loans A, B and C by allocating the fair value of the warrants against the loan proceeds as additional paid-in capital. The fair value of the warrants was recorded as a discount to the loans and is being amortized over the life of the loans using the interest method.

In February 2009, the Company entered into a note agreement with a bank in the amount of $47,500. The Company assigned proceeds from the sale of research and development tax credits awarded in 2008 as collateral for the note. The note bears interest at a rate of 4 1/2% and is due on March 12, 2010.

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Approximate future maturities of long-term debt are as follows:

Year Ending
December 31	Amount

2010	$538,000
2011	465,000

$1,003,000

Note 6 — Income Taxes

There is no Federal income tax currently payable for 2009 and prior periods as a result of net operating losses.

At December 31, 2009, the Company had potential deferred tax assets which consist primarily of net operating loss carryforwards of approximately $5,344,000. At December 31, 2008, the Company had a potential deferred tax asset, primarily for net operating loss carryforwards, of approximately $3,177,000.

The Company has provided an allowance for the entire amount of the potential deferred tax asset at December 31, 2009 and 2008 because of uncertainty about realizability.

The Company has approximately $10,700,000 in Federal and state net operating loss carryforwards that are available to offset future taxable income through 2029.

Note 7 — Stockholders’ Equity

In April 2009, the Company filed a Certificate of Amendment to its Amended and Restated Articles of Incorporation to increase the number of authorized shares to 57,281,188. The amendment authorizes

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

35,000,000 shares of $0.001 par value common stock and 22,281,188 shares of $0.001 par value preferred stock. The Company’s common and preferred stock is as follows at December 31, 2009 and 2008:

	2009	2008

Preferred stock
Series B, $.001 par value
Shares authorized	8,333,350	—
Shares issued and outstanding	8,079,444	—
Liquidation preference	$5,092,874	$—
Series A-3, $.001 par value
Shares authorized	12,417,773	12,417,773
Shares issued and outstanding	12,195,003	12,195,003
Liquidation preference	$5,998,227	$5,628,719
Series A-2, $.001 par value Shares authorized, issued and outstanding	1,138,615	1,138,615
Liquidation preference	$589,588	$555,088
Series A-1, $.001 par value Shares authorized, issued and outstanding	391,450	391,450
Liquidation preference	$202,697	$190,836
Common stock, $.001 par value
Shares authorized	35,000,000	25,000,000
Shares issued and outstanding	8,926,310	5,526,561

Series B

During 2009, the Company issued 8,079,444 shares of Series B redeemable preferred stock for $0.60 per share, generating gross proceeds of $4,848,661 and incurring issuance costs of approximately $28,819.

The holders of Series B preferred stock are entitled to dividends at a rate of 7 1/2% per year. Dividends are due and payable annually and accumulate if not paid. Dividends are payable in cash or additional shares of Series B preferred stock at the option of the Company. Series B preferred stock is senior to Series A preferred stock in the event of liquidation and dividends. Series B preferred stock has a liquidation preference equal to $0.60 per share plus accumulated dividends. Dividends of $245,208 have accumulated for Series B preferred stock. As of December 31, 2009, no dividends have been paid or declared.

Series B preferred stock is convertible into one share of common stock, subject to adjustment for certain anti-dilution provisions, at a conversion price of $0.60 per share. Conversion is at the option of the stockholders and is mandatory with the approval of the majority of the stockholders if the Company consummates a public offering at a designated price and from which the Company receives proceeds of at least $25,000,000. If the Company receives the minimum proceeds, the conversion becomes mandatory. The Series B stockholders have voting rights equal to common stockholders.

Series A-3

In February 2008, the Company issued 3,712,871 shares of Series A-3 redeemable preferred stock for $0.40 per share, generating gross proceeds of $1,500,000 and incurring issuance costs of $31,146.

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

In June 2007, the Company issued convertible promissory notes to certain investors prior to the Series A-3 convertible preferred stock offering. The notes accrued interest at 10%. The convertible promissory notes, totaling $250,000, and accrued interest of $16,781 were converted into 660,349 shares of Series A-3 preferred stock in February 2008.

In June 2007, the Company issued 1,856,436 shares of Series A-3 redeemable preferred stock for $0.40 per share, generating gross proceeds of $750,000 and incurring issuance costs of $14,198.

In March 2006, the Company issued 5,965,347 shares of Series A-3 redeemable preferred stock for $0.40 per share, generating gross proceeds of $2,410,000 and incurring issuance costs of $39,868.

The holders of Series A-3 preferred stock are entitled to dividends at a rate of 7 1/2% per year. Dividends are due and payable annually and accumulate if not paid. Dividends are payable in cash, additional shares of Series A-3 or Series A-2 preferred stock, or a combination of both. As of December 31, 2009 and 2008, $1,071,446 and $701,938 of undeclared dividends have accumulated for Series A-3 preferred stock. As of December 31, 2009 and 2008, no dividends have been paid or declared.

Series A-2

The holders of Series A-2 preferred stock are entitled to dividends at a rate of 7 1/2% per year. Dividends are due and payable annually and accumulate if not paid. Dividends are payable in cash, additional shares of Series A-3 or Series A-2 preferred stock, or a combination of both. As of December 31, 2009 and 2008, $129,588 and $95,088 of undeclared dividends have accumulated for Series A-2 preferred stock. As of December 31, 2009 and 2008, no dividends have been paid or declared.

The Company issued convertible promissory notes to certain stockholders prior to the Series A-2 convertible preferred stock offering. The convertible promissory notes, totaling $460,000 were converted into 1,138,615 shares of Series A-2 preferred stock.

Series A-1

The holders of Series A-1 preferred stock are entitled to dividends at a rate of 7 1/2% per year. Dividends are due and payable annually and accumulate if not paid. Dividends are payable in cash, additional shares of Series A-3 or Series A-2 preferred stock, or a combination of both. As of December 31, 2009 and 2008, $44,552 and $32,691 of undeclared dividends have accumulated for Series A-1 preferred stock. As of December 31, 2009 and 2008, no dividends have been paid or declared.

The Company issued a convertible promissory note to a certain stockholder prior to the Series A-1 convertible preferred stock offering. The convertible promissory note, totaling $150,000, and accrued interest of $8,146 was converted into 391,450 shares of Series A-1 preferred stock and 74,257 shares of common stock.

Each share of Series A-3, A-2 and A-1 (Series A) preferred stock is convertible into one share of common stock, subject to adjustment in certain circumstances at a conversion price of $0.40 per share. Each share of Series A preferred stock has a liquidation preference equal to $0.40 per share plus accumulated dividends.

Conversion is at the option of the stockholders and is mandatory with the approval of the majority of the stockholders if the Company consummates a public offering at a designated price and from which the Company receives proceeds of at least $25,000,000. If the Company receives the minimum proceeds, the conversion becomes mandatory. The Series A-3 stockholders have voting rights equal to common stockholders. Series A-3 preferred stock is senior to Series A-2 and A-1 preferred stock and common stock. Series A-2 preferred stock is senior to Series A-1 preferred stock and common stock.

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Common Stock

In August 2003, the Company issued 5,000,000 shares of restricted common stock to two employees for services rendered. The restricted shares are fully vested as of December 31, 2006. Compensation expense of $64,189 was recorded during 2003 for the issuance of the restricted shares of common stock.

In December 2003, the Company issued a warrant to purchase common stock. The warrant had no fair value at the date of the grant. The holder of the warrant may purchase up to 40,000 shares of common stock at an exercise price of $0.25 per share. The holder of the warrant may also convert the warrant into common stock based on the fair value of the common stock on the date of conversion as determined by the Board of Directors. The warrant expires at the earlier of seven years from the date of issuance, the date the Company consummates a public offering, or the sale of the Company.

As a result of the pending sale of the Company, the Company issued 116,026 shares of restricted common stock to two employees for services rendered in which compensation was not awarded. The restricted shares do not vest and compensation is not recognized until the Company has recognized profits for at least two consecutive quarters, upon acquisition of the Company’s stock by a third party, or in the consummation of a public offering.

Note 8 — Stock Option Plan

The Company has a stock option plan whereby the Company may grant incentive stock options to employees, directors, consultants, and advisors to purchase shares of the Company’s common stock. The Company has authorized 4,398,564 shares to be issued under the plan. Incentive stock options may be granted at an exercise price of not less than 100% of the estimated fair value of the stock at the date of the grant as determined by the Board of Directors of the Company and vest over a 4-year period. Options are exercisable under specified conditions for up to 10 years from the date of grant. If incentive stock options are granted to a stockholder who owns more than 10% of the voting power of all classes of stock of the Company, the exercise price of the incentive stock options must be at least 110% of the estimated fair value of the common stock at the date of the grant and its term cannot exceed 5 years.

Stock option activity for 2009 is set forth below:

		Weighted-
		Average
	Number of	Exercise
	Options	Price

Balance at January 1, 2009	1,955,223	$.28
Granted	1,385,500	.17
Forfeited	(57,000)	.30
Cancellation of stock option plan	(3,283,723)	.20

Balance at December 31, 2009	—	$—

Stock compensation for options granted is recognized over the service period, which approximates the vesting period. Compensation expense was $98,356 at December 31, 2009 and $93,258 at December 31, 2008. The weighted-average grant date fair value of options granted was $0.08 per share in 2009 and $0.13 per share in 2008.

Effective April 1, 2009, the Board of Directors re-priced all of the options granted to the Company’s employees concurrent with the re-pricing of the Company’s common stock, both at $0.17. This re-pricing covered vested, partially vested and non-vested stock options. There was no incremental compensation expense recognized as a result of this repricing. Subsequent to the re-pricing, the Company entered into negotiations with Trustwave

BITARMOR SYSTEMS, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Holdings, Inc. (Trustwave) to purchase the Company (Note 11). As a result of the pending sale transaction, the Company cancelled the existing stock option plan and, therefore, there are no options outstanding at December 31, 2009. Concurrent with the cancellation of the plan, employees were issued shares of the Company’s common stock based upon a prescribed formula in lieu of their cancelled options. As a result of the cancellation of the stock options and subsequent issuance of common stock, the Company recognized approximately $3,400 in compensation expense.

Note 9 — Operating Lease Commitments

The Company’s office space is leased under an operating lease agreement that expires on September 30, 2011. The lease agreement contains an early termination clause that permits the Company to terminate the lease as of June 30, 2009 or 2010. If the Company terminates the lease under this clause, the obligation for the remaining minimum future rental commitments under the agreement will be eliminated. Rent expense totaled approximately $134,000 for 2009 and $106,000 for 2008.

Following are the minimum future rental commitments under the current lease obligations:

Year Ending
December 31	Amount

2010	$116,000
2011	95,000

$211,000

Note 10 — Commitments

The Company had a research agreement with The Technology Collaborative (TTC), that expired on June 30, 2006, to develop certain limited software technology. The Company maintains ownership of the intellectual property, deliverables, and all other technology developed by the Company under the agreement. Upon payment of a fee by TTC to the Company, the Company granted a perpetual, irrevocable, nonexclusive license to TTC for the use of certain limited technology, with certain rights. TTC has the right to sublicense the technology, and an applicable royalty would be due to the Company. Conversely, the Company may also be required to pay TTC a royalty based on the gross amounts received by the Company from the licensing or other transfer of certain limited technology to third parties. The maximum amount payable by the Company is limited to no more than twice the fee paid by TTC to the Company. The total fee paid by TTC to the Company was $158,555. There were no amounts payable by the Company to TTC in 2009 or 2008 and no amounts were receivable by the Company from TTC in 2009 or 2008.

The employment of an employee terminated effective January 10, 2008. The Company entered into a Confidential Separation Agreement (the Agreement) with the employee which required the Company to compensate the former employee $63,000 through May 2008. The agreement also provided the former employee the ability to exercise their vested stock options for a two-year period following the date of termination. Effective December 31, 2009, the employee’s stock options were cancelled and were replaced with shares of the Company’s common stock.

Note 11 — Subsequent Events

Effective January 6, 2010, the Company entered into an asset purchase agreement with Trustwave whereby Trustwave acquired certain of the assets of the Company and assumed certain liabilities in exchange for Class A voting common stock in Trustwave. These financial statements do not contain any adjustments as a result of this transaction.

INDEPENDENT AUDITORS’ REPORT

Board of Directors
Vericept Corporation
Waltham, Massachusetts

We have audited the accompanying balance sheets of Vericept Corporation (the “Company”) as of August 25, 2009 and December 31, 2008, and the related statements of operations, changes in stockholders’ deficit and cash flows for the period and year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vericept Corporation as of August 25, 2009 and December 31, 2008, and the results of its operations and its cash flows for the period and year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5, the Company’s financial statements have been restated to reclassify Series B-1 redeemable convertible preferred stock and Series A-1 redeemable preferred stock previously classified in Stockholders’ Equity to temporary equity.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company merged with and into Trustwave Acquisition, Inc. under the name of TW Vericept Corporation. These financial statements do not include any adjustments that might result from the merger.

/s/ Ehrhardt Keefe Steiner & Hottman PC

May 31, 2011
Denver, Colorado

VERICEPT CORPORATION

BALANCE SHEETS

	August 25,	December 31,
	2009	2008
	(restated)	(restated)

ASSETS
Current assets
Cash and cash equivalents	$59,034	$407,072
Accounts receivable, net of allowance for doubtful accounts of $5,000 (2009) and $28,216 (2008)	759,422	1,681,840
Prepaid expenses	475,052	562,152

Total current assets	1,293,508	2,651,064

Non-current assets
Property, equipment, and licensed software, net	328,017	841,128
Intangible and other assets, net of accumulated amortization of $134,723 (2009) and $121,120 (2008)	21,283	34,886
Long-term prepaid expenses and other	137,087	91,305

Total non-current assets	486,387	967,319

Total assets	$1,779,895	$3,618,383

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$291,724	$605,180
Accounts payable — related party	3,190	107,407
Accrued expenses and other	2,976,912	1,361,394
Deferred revenue	3,951,877	6,098,476
Current portion of long-term debt, net of unamortized discount of $69,673 (2009) and $3,903,748 (2008)	9,805,319	4,536,987
Bridge note derivative liability	—	49,396,203

Total current liabilities	17,029,022	62,105,647

Non-current liabilities
Warrant liability	74,759	60,443
Deferred revenue, net of current portion	5,163,926	5,316,971

Total non-current liabilities	5,238,685	5,377,414

Total liabilities	22,267,707	67,483,061

Series B-1 redeemable convertible preferred stock; $0.001 par value. Authorized 60,857,203 shares; issued and outstanding 54,727,242 shares; estimated liquidation preference of $40,200,000 at August 25, 2009 and December 31, 2008	13,264,080	13,264,080
Series A-1 redeemable preferred stock; $0.001 par value. Authorized, issued, and outstanding 9,086,548 shares; estimated liquidation preference of $10,900,000 at August 25, 2009 and December 31, 2008	10,903,887	10,903,887

	24,167,967	24,167,967
Commitments and contingencies
Stockholders’ deficit
Series A redeemable preferred stock; $0.001 par value. Authorized, issued, and outstanding 158,500 shares; estimated liquidation preference of $1,585,000 at August 25, 2009 and December 31, 2008	787,500	787,500
Common stock; $0.001 par value. Authorized 165,000,000 shares; issued and outstanding 62,471,268 shares	62,471	62,471
Additional paid-in capital	49,679,337	49,607,688
Accumulated deficit	(95,185,087)	(138,490,304)

Total stockholders’ deficit	(44,655,779)	(88,032,645)

Total liabilities and stockholders’ deficit	$1,779,895	$3,618,383

See notes to financial statements.

VERICEPT CORPORATION

STATEMENTS OF OPERATIONS

		Year Ended
	Period Ended	December 31,
	August 25, 2009	2008

Revenues	$5,456,746	$11,176,398

Operating expenses
Direct costs of revenues	332,563	1,017,780
Research and development	2,495,751	6,838,278
Sales and marketing	2,915,048	9,975,901
General and administrative	1,555,426	1,983,750

Total operating expenses	7,298,788	19,815,709

Loss from operations	(1,842,042)	(8,639,311)

Other income (expense)
Interest income	—	35,074
Interest expense	(6,074,682)	(3,839,850)
Gain (loss) on bridge loan embedded derivative	51,221,791	(42,217,411)
Other	150	(1,515)

Total other income (expense)	45,147,259	(46,023,702)

Net income (loss)	$43,305,217	$(54,663,013)

See notes to financial statements.

VERICEPT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
For the Period Ended August 25, 2009 (restated) and Year Ended December 31, 2008 (restated)

	Series A Redeemable				Additional
	Preferred Stock		Common Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	(Deficit)	(Deficit)

Balance — December 31, 2007 (restated)	158,500	$787,500	62,449,634	$62,450	$49,482,409	$(83,827,291)	$(33,494,932)
Exercise of stock options	—	—	21,634	21	2,927	—	2,948
Stock-based compensation	—	—	—	—	122,352	—	122,352
Net loss	—	—	—	—	—	(54,663,013)	(54,663,013)

Balance — December 31, 2008 (restated)	158,500	787,500	62,471,268	62,471	49,607,688	(138,490,304)	(88,032,645)
Stock-based compensation	—	—	—	—	71,649	—	71,649
Net income	—	—	—	—	—	43,305,217	43,305,217

Balance — August 25, 2009 (restated)	158,500	$787,500	62,471,268	$62,471	$49,679,337	$(95,185,087)	$(44,655,779)

See notes to financial statements.

VERICEPT CORPORATION

STATEMENTS OF CASH FLOWS

	Period Ended	Year Ended
	August 25,	December 31,
	2009	2008

Cash flows from operating activities
Net income (loss)	$43,305,217	$(54,663,013)

Adjustments to reconcile net income to net cash used by operating activities
Non-cash interest	5,680,376	3,352,214
Stock-based compensation	71,649	122,352
Change in fair value of warrant liability	—	—
(Gain) loss on bridge loan derivative liability	(51,221,791)	42,217,411
Loss (gain) on disposal of assets	1,808	(4,138)
Depreciation and amortization	531,204	1,001,685
Changes in operating assets and liabilities
Accounts receivable	922,418	1,329,008
Prepaid expenses and other	34,921	425,666
Accounts payable	(313,456)	(1,361,312)
Accounts payable — related party	(104,217)	5,004
Accrued expenses and other	1,615,518	(505,363)
Deferred revenue	(2,299,644)	(2,562,116)
Royalty obligation	—	(800,000)

	(45,081,214)	43,220,411

Net cash used by operating activities	(1,775,997)	(11,442,602)

Cash flows from investing activities
Purchases of property, equipment and software	(6,298)	(191,295)
Proceeds from sales of property, equipment, software	—	9,000

Net cash used by investing activities	(6,298)	(182,295)

Cash flows from financing activities
Payments on notes payable	(391,327)	(1,956,563)
Proceeds from notes payable	1,825,584	7,178,791
Proceeds from exercise of stock options	—	2,948

Net cash provided by financing activities	1,434,257	5,225,176

Net decrease in cash and cash equivalents	(348,038)	(6,399,721)
Cash and cash equivalents — beginning of year	407,072	6,806,793

Cash and cash equivalents — end of year	$59,034	$407,072

Supplemental disclosure of cash flow information:

Cash paid for interest for the period ended August 25, 2009 and year ended December 31, 2008 was $41,634 and $286,483, respectively.

Supplemental disclosure of non-cash investing and financing activities:

During 2008, the Company issued Series Preferred B-1 warrants in connection with the issuance of bridge loans and recorded the fair value of $60,443 as a warrant liability and debt discount. In addition, the Company recorded an embedded derivative liability related to the bridge loans of $44,883,518 and $7,178,791 was recorded as a debt discount.

During 2009, the Company issued Series Preferred B-1 warrants valued at $15,159 in connection with the issuance of bridge loans and recorded as a warrant liability and debt discount. In addition, the Company recorded an additional embedded derivative liability related to the bridge loans of $14,782,540 and $1,825,588 was recorded as a debt discount.

See notes to financial statements.

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Business and Summary of Significant Accounting Policies

Vericept Corporation (the “Company”), a Delaware corporation, was formed in June 1999 and develops, manufactures, supports, and markets enterprise software for data loss prevention applications. The software performs content analysis on network traffic, including e-mail and attached documents, webmail, peer-to-peer traffic, file transfer protocol, telnet and instant messaging, provides reports, and prevents the leakage of sensitive data due to inadvertent or malicious actions by trusted insiders (“employees”). The Company’s products are marketed primarily to assist in providing automation and efficiencies in regulatory compliance controls, defense of intellectual property and other sensitive documents, and monitoring and enforcement of adherence to appropriate use policies. The products are sold primarily in the United States through both direct sales and resellers and distribution partners. The Company is privately-held and based in Denver, Colorado, and Waltham, Massachusetts. In August 2009, the Company was acquired by Trustwave Holding Inc. as discussed in Note 2. Subsequent to Trustwave Acquisition, Inc.’s acquisition of the Company (Note 2), Trustwave Holdings Inc. filed a registration statement with the Securities and Exchange Commission (“SEC”). The financial statements have been restated as discussed in Note 5 in order to comply with SEC reporting requirements.

The Company is subject to various risks and uncertainties frequently encountered by companies in the new and rapidly evolving market for technology-based products and services. Such risks and uncertainties include, but are not limited to, its limited operating history, operating losses, competition, changing marketplace demands, an evolving business model, and dependence on key personnel. To address these risks, the Company must, among other things, develop its customer base, implement and successfully execute its business and marketing strategies, continue to develop and upgrade its technology, provide superior customer service, provide for sufficient funding, and attract, retain, and motivate qualified personnel. There can be no guarantee that the Company will be successful in addressing these or other such risks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates relate to revenue recognition, the estimated fair values of equity securities, the valuation of the embedded derivative liability, the allowance for doubtful accounts and estimated lives used for depreciation and amortization purposes. The Company has recorded transactions that include the issuance of warrants, options and stock of the Company based upon fair values of the Company’s equity securities that were estimated by management and the Board of Directors. The Company believes these estimates of fair value are reasonable.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. At December 31, 2008, cash and cash equivalents exceeded the federally insured limit by approximately $300,000 with none in excess at August 25, 2009.

Concentrations of Credit Risk and Product Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable, cash and cash equivalents. The Company performs initial and ongoing credit evaluations of its customers’ financial condition and generally requires no collateral. As of August 25, 2009, the Company’s accounts receivable balances from customers in excess of 10% of the net trade accounts receivable balance consisted of four customers with balances totaling approximately $200,000. As of December 31, 2008, the

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Company’s accounts receivable balances from customers in excess of 10% of the net trade accounts receivable balance consisted of three customers with balances of approximately $830,000.

The Company’s cash equivalents are invested in money market securities with financial institutions that management believes are creditworthy. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced losses in such accounts.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable based on historical experience. The Company reviews its allowance for doubtful accounts periodically, with a focus on past due balances and balances over a specified amount. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Intangible Assets

Included in intangible and other assets are costs associated with patents and trademarks, which are amortized over their estimated economic lives of five years. At August 25, 2009 and December 31, 2008, the Company had total intangible assets of approximately $156,000. Amortization expense was $13,603 and $25,252 for the periods ended August 25, 2009 and December 31, 2008, respectively. Future expected amortization is $10,258 in 2010; $6,915 in 2011; and $4,110 in 2012.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the estimated undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. The Company determined that no impairment expense was necessary for the periods ended August 25, 2009 and December 31, 2008.

Stock-Based Compensation

The Company recognizes compensation expense over the vesting term for share-based payments based on the estimated fair value of the awards. Tax benefits relating to the deductibility of increases in the value of equity instruments issued under share-based compensation arrangements that are not included in costs applicable to sales (“excess tax benefits”) are presented as financing cash inflows in the statements of cash flows.

Revenue Recognition

The Company primarily sells software, post contract support (“PCS”), professional services and hardware. Software is sold under perpetual and term license agreements. Term licenses often cover multi-year periods which generally require customers to make payment 30 days from the time the contract is executed. PCS is generally sold as a separate element in perpetual software license agreements and is combined with the license fee for term software license agreements. Perpetual licenses can include PCS commitments covering multi-year periods which generally require customers to make payment 30 days from the time the contract is executed. Professional services include training and consulting services which do not involve significant production, customization or modification of the Company’s software. Hardware is generally sold to customers requiring a preloaded appliance solution of the Company’s software.

The Company’s software is generally sold as part of a multiple element arrangement that includes PCS and can also include professional services and/or hardware. Revenue from software arrangements involving multiple elements may be allocated to each element and separately recognized only if there is vendor specific objective

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

evidence (“VSOE”) of the fair value of the elements. Assuming all other revenue recognition criteria are met, the Company may use the residual method of revenue recognition for all multiple element arrangements. Under the residual method, revenue is allocated to the undelivered elements based on the VSOE of such elements and the difference between the total arrangement fee and the VSOE of the undelivered elements is recognized as revenue. VSOE is determined using the price charged in multiple transactions for the individual elements of the multiple element arrangement when the element is sold separately. If sufficient evidence of VSOE cannot be determined for any of the undelivered elements, all revenue for the arrangement is deferred until VSOE can be established or until all elements of the arrangement have been delivered. In the cases where the only remaining undelivered element is PCS for which VSOE cannot be established, the entire arrangement fee is recognized as revenue ratably over the remaining contracted PCS term.

Undelivered elements of multiple element arrangements typically include professional services and PCS. The Company was unable to maintain VSOE, and, therefore, has not established VSOE for any elements in multiple deliverable arrangements. As such, revenue from sales of the Company’s products, which includes hardware, software, and services and maintenance, as well as renewals of annual maintenance agreements, are deferred until the only undelivered element is PCS and then recognized ratably over the remaining terms of the agreements, which are typically one to three years.

All costs associated with licensing of software products, support, updates, and other services are expensed as incurred.

Direct Cost of Revenue

Direct cost of revenue primarily consists of royalty expenses related to third-party software that is embedded into the Company’s software products as well as certain hardware and software costs.

Research and Development Costs

Research and development costs are charged to expense as incurred and consist of salaries and other direct costs. The Company capitalizes certain software development costs subsequent to the establishment of technological feasibility. The Company’s software is deemed to be technologically feasible at the point a working model of the software product is developed, which is generally at or near the point the Company commences field testing of the software. Through August 25, 2009, for products developed by the Company, the period from attainment of technological feasibility through the date of general release has been brief and qualifying costs were not material, and, accordingly, the Company has not capitalized any qualifying software development costs in the accompanying financial statements.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the periods ended August 25, 2009 and December 31, 2008 was $0 and $14,000, respectively.

Income Taxes

A current provision for income taxes represents actual or estimated amounts payable on tax return filings each period. Deferred income tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carryforwards. A change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. The Company’s net deferred tax asset has been completely reduced by a valuation allowance as management does not believe the realization of the deferred tax asset is more likely than not at the balance sheet date (Note 6).

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, bridge note derivative liability, warrant liability, and debt. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable are considered to be representative of their fair value due to the short maturity of these instruments. The book value of the Company’s bridge note debt approximates its fair value as the interest rate approximates the Company’s credit adjusted cost of borrowing. The fair values of the Company’s bridge note derivative liability and warrant liability is discussed in Note 4.

Accounting standards establish a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Accounting standards require financial assets and liabilities to be classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following assets are measured at fair value as of:

	August 25, 2009
Description	Level 1	Level 2	Level 3	Total

Bridge note derivative liability	$—	$—	$—	$—
Warrant liability	$—	$—	$74,759	$74,759

	December 31, 2008
Description	Level 1	Level 2	Level 3	Total

Bridge note derivative liability	$—	$—	$49,396,203	$49,396,203
Warrant liability	$—	$—	$60,443	$60,443

The Company’s estimate of the bridge note derivative and warrant liability is discussed in Note 4.

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Level 3 Changes

The following is a reconciliation of the beginning and ending balances for assets measured at fair value using significant unobservable inputs (Level 3) during the period ended August 25, 2009 and year ended December 31, 2008:

	Bridge Note
	Derivative	Warrant
	Liability	Liability	Total

December 31, 2007	$—	$—	$—
Bridge note liability	44,883,518	—	44,883,518
Warrants issued	—	60,443	60,443
Change in value	4,512,685	—	4,512,685

December 31, 2008	49,396,203	60,443	49,456,646
Additional bridge note liability	1,825,588	—	1,825,588
Additional warrants issued	—	15,159	15,159
Change in value	(51,221,791)	(843)	(51,222,634)

August 25, 2009	$—	$74,759	$74,759

Subsequent Events

The Company has evaluated all subsequent events through March 1, 2010, which is the date the financial statements were made available for use.

Note 2 — Sale of Company

On August 26, 2009, the Company was merged into Trustwave Acquisition, Inc., a subsidiary of Trustwave Holdings, Inc. (“Acquiring Company”). In connection with the merger, the Company’s Bridge Notes and all related obligations there under were canceled and exchanged for 4,000,000 shares of Class A Voting Common Stock of Trustwave Holding Inc. plus an additional adjustment as defined in the agreement. At the effective date of the merger, all shares of the Vericept company stock issued and outstanding, stock options and warrants were canceled.

The final consideration paid is subject to a working capital adjustment based on the closing balance sheet of the Company. Any proceeds from the sale as the result of the working capital adjustment will be distributed to the stockholders based on the preferences described in Notes 4 and 5.

The Company incurred transaction costs for investment banker and legal fees of approximately $1,300,000. These costs were expensed as incurred.

The financial statements do not reflect the financial position of the Company subsequent to the acquisition date.

Note 3 — Property, Equipment, and Licensed Software

Property, equipment, and licensed software are recorded at cost. Depreciation and amortization are computed using the straight-line method based on estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the service lives of the improvements or the term of the lease, whichever is shorter. Routine maintenance is expensed as incurred; betterments are capitalized.

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Property, equipment, and licensed software consist of the following:

	August 25,	December 31,
	2009	2008

Computer equipment	$3,329,745	$3,329,745
Software	1,301,886	1,295,587
Leasehold improvements	448,169	456,306
Office equipment	578,655	578,655

	5,658,455	5,660,293
Less accumulated depreciation and amortization	(5,330,438)	(4,819,165)

	$328,017	$841,128

Depreciation and amortization expense for the period ended August 25, 2009 and year ended December 31, 2008 was $517,601 and $976,433, respectively. All office equipment, computer equipment, software, and furniture are pledged as collateral for borrowings under the bank loan facility.

Note 4 — Notes Payable

In 2006, the Company entered into a Growth Capital line-of-credit facility for $5,000,000 that was to mature June 1, 2009 and is collateralized by certain assets of the Company. The $5,000,000 was to be repaid over 30 months beginning January 1, 2007. The interest rate on the Growth Capital line is 9.5% plus an additional payment equal to 3.728% of the amount advanced due at the end of the term. The Company is accruing these obligations at 13.23% over the term of the agreement. In connection with securing this facility, the Company issued warrants to the bank to purchase 537,500 shares of Series D redeemable convertible preferred stock with an exercise price of $1.20 per share. The warrants had an estimated fair value of $333,430 upon issuance determined using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, approximate risk-free rate of 4.77%, volatility of 42%, a contractual life of seven years, and an exercise price of $1.20 per share. The fair value of the warrants was recorded as a debt discount that is amortized as additional interest expense over the term of the facility. In 2007, these warrants were exchanged for 537,500 warrants to purchase common stock in connection with a recapitalization and classified as a liability at January 1, 2009 in accordance with the applicable authoritative literature. The incremental fair value at the exchange date and through August 25, 2009 was not significant. Borrowings under the facility are collateralized by all assets of the Company, including intellectual property.

In 2009, the agreement was amended to reduce the monthly payments for February 2009 through April 2009 to $20,000 per month, with payments in May 2009 of $186,955 and in June 2009 of $878,320, representing the amount of these reductions. Subsequent to April 2009, the lenders suspended payments on the facility. A portion of the facility representing the interest of one of the lenders in the amount of $175,905 was repaid in August 2009. The remaining balance was satisfied after the acquisition with stock of the Acquiring Company. At August 25, 2009 and December 31, 2008, $870,617 and $1,261,944 was outstanding and current, respectively.

In May 2008 and June 2008, the Company issued subordinated secured convertible promissory notes and warrants for $800,297 and $850,620, respectively. Also in June 2008, the Company entered into an agreement, as amended, to issue up to $8,051,713 of subordinated secured convertible promissory notes and warrants through July 2009. Notes issued under this agreement were $1,825,584 and $5,527,874 in 2009 and 2008, respectively. The notes under the May 2008 and both June 2008 agreements (collectively, the “Bridge Notes”) have a stated interest rate of 7% per annum. The notes are secured by all assets of the Company. The Bridge Notes are convertible, based on subsequent financing events, into either shares of a “qualified” subsequent financing or shares of Series B-1 redeemable convertible preferred stock. Outstanding amounts under these agreements at August 25, 2009 and December 31, 2008 totaled $9,004,375 and $7,178,791, respectively.

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

In connection with the issuance of the Bridge Notes, the Company issued warrants exercisable for 9,199,407 shares of Series B-1 Redeemable Convertible Preferred Stock (“Series B-1”) at a price of $.01 per share. The warrants are exercisable for ten years. The warrants had an estimated fair value of $75,602 upon issuance determined using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, approximate risk-free rate of 2.15% and 3.15% for 2009 and 2008 issuances, respectively, volatility of 80%, a contractual life of ten years, and a strike price of $0.01 per share. The fair value of the warrants was recorded as a debt discount and was fully amortized as additional interest expense through the July 2009 maturity date.

Also in connection with the terms of the Bridge Note agreements, the Company recorded an embedded derivative liability associated with the contingent mandatory payment as defined and amended in the Bridge Note agreements. The mandatory payment required the Company to pay nine times the Bridge Note outstanding balance in the event of a Corporate Transaction, as defined in the agreement, and further defined in the Articles of Incorporation as a liquidation event.

During 2008, the Company recorded an embedded derivative liability of $44,883,518 and a debt discount equal to the amount of the outstanding debt of $7,178,791 resulting in a loss on the embedded derivative. The Company determined the fair value of the embedded derivative using a probability weighted model. Management estimated that the probability of a mandatory payment was approximately 75% probability of default due to diminishing cash flows and bookings and 10% due to a private sale, both events representing a Corporate Transaction as discussed earlier. The Company then discounted the liability through the estimated potential trigger dates using an internally estimated discount rate of 17%. At December 31, 2008, the Company adjusted the embedded derivative liability to the estimated fair value at the balance sheet date and amortized the debt discount.

During 2009, the Company recorded an embedded derivative liability of $14,782,540 and debt discount equal to the amount of additional debt of $1,825,588 resulting in an additional loss on the embedded derivative. During 2009, the Company calculated the probability of a mandatory payment assuming a 75% probability of default and a 20% probability of a private sale using the discount rate of 17% and adjusted the embedded derivative liability, the debt discount and the loss on the embedded derivative accordingly.

At August 25, 2009, the Company evaluated the liability and determined that the probability of a Corporate Transaction was reasonably assured given the proposed sale of the Company as described in Note 2 and the Company’s default under the Bridge Notes. However, the probability that the mandatory payment would be waived at the acquisition date was also reasonably assured given the negotiations with the noteholders in connection with the proposed acquisition. Therefore, the Company reduced the embedded derivative liability to a deminimis amount accordingly. Upon execution of the acquisition agreement, the mandatory prepayment was canceled.

Note 5 — Stockholders’ Agreements

The Company is authorized to issue 165,000,000 shares of common stock. The Company is also authorized to issue 83,430,578 shares of preferred stock, of which 158,500 shares are designated Series A Redeemable Preferred Stock (“Series A”), 9,086,548 shares are designated Series A-1 Redeemable Preferred Stock (“Series A-1”), 60,857,203 shares are designated Series B-1, and 13,328,327 shares are designated as Series B-2 Preferred Stock (“Series B-2”). The rights, preferences, privileges, and restrictions of the Company’s capital stock are set forth in the Company’s Restated Certificate of Incorporation, as amended from time to time. All shares of common stock and preferred stock have a par value of $0.001 per share.

Series A Preferred Stock

Between January 2000 and June 2000, the Company completed an offering of “units,” which consisted of one share of common stock and one share of Series A. Pursuant to such offering the Company sold 158,500 “units” (i.e. 158,500 shares of common stock and 158,500 shares of Series A) for $10 per Unit and raised $1,585,000 in capital. The Series A is not convertible into common stock and does not have any voting rights, and the holders are entitled

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

to receive dividends when and if declared by the Company’s Board of Directors. Upon a Liquidation (as defined below) and after payment of the full liquidation preference of the Series B-1, Series B-2, and Series A-1, the holders of Series A are entitled to be paid an amount per share equal to $9.999, or a total of $1,585,000, plus all declared and unpaid dividends per share of Series A held by them. The Company allocated the $10 unit purchase price evenly between Series A and common stock. The Company, at the option of the Board of Directors, may at any time redeem all or any part of the Series A by paying a redemption price per share equal to $9.999, or a total of $1,585,000, plus any declared and unpaid dividends thereon.

Series Preferred

In 2007, the Company raised $8,000,000 in capital through the sale of 32,693,080 shares of a new class of preferred stock, Series B-1. The terms of this funding called for the creation of two other new classes of preferred stock, Series A-1 and Series B-2. The Series B-2 was created to provide a pool for a management equity incentive plan.

During 2007, the Company issued an additional 22,034,162 shares of Series B-1 as the result of the conversion of certain bridge notes and associated accrued interest at a conversion rate of $0.2447 per share.

During 2007, the Company issued 9,086,548 shares of Series A-1 as the result of the conversion of certain bridge notes and associated accrued interest at a conversion rate of $1.20 per share.

Holders of the Series B-1, Series B-2, and Series A-1 (collectively, the “Series Preferred”), in preference to the holders of any other securities of the Company, are entitled to receive, when and if declared by the Company’s Board of Directors, cash dividends at the rate of 8% of the applicable original issue price per annum on each outstanding share of Series Preferred. Series B-1 dividends are in preference to Series A-1 dividends and Series A-1 dividends are in preference to Series B-2 dividends. Such dividends are noncumulative.

In the event of liquidation, dissolution or winding up of the Company (a “Liquidation”), before any distribution or payment may be made to the holders of common stock or Series A, the holders of the Series B-1 are entitled to be paid an amount per share equal to three times the original issue price plus all declared and unpaid dividends, if any, for each share of Series Preferred held by them. After the payment of the full liquidation preference of the Series B-1, Series A-1 are entitled to be paid an amount per share equal to the “deemed liquidation price” of $1.20 per share plus all declared and unpaid dividends, if any, for each share of Series preferred held by them. After the payment of the full liquidation preference of the Series A-1, holders of the holders of the Series B-2 are entitled to be paid an amount per share equal to two times the original issue price plus all declared and unpaid dividends, if any, for each share of Series Preferred held by them. Following the payment of the liquidation preference, the holders of Series A, in preference to the holders of common stock, are entitled to be paid an amount per share equal to $9.999 per share plus all declared dividends for each share of Series A held by them. After the payment of the full liquidation preference of the Series Preferred, the holders of common stock will be entitled to be paid up to $1,000,000 allocated on a pro rata basis. Remaining proceeds, if any, will be distributed ratably to the holders of common stock and Series Preferred on an as-if-converted-to-common-stock basis. A Liquidation includes (i) the sale, lease or other disposition of all or substantially all of the assets of the Company, (ii) the acquisition of the Company by another entity, or (iii) a change in control.

The holders of a majority of the then outstanding shares of Series Preferred, voting as a single class on an as-if-converted to common stock basis, could require the Company to redeem the Series Preferred in three equal annual installments beginning on the sixth anniversary of the original issue date and ending on the date two years from such first redemption date. The Series B-1 is redeemable at the original issuance price per share, plus declared and unpaid dividends, and the Series A-1 is redeemable at the liquidation price per share, plus declared and unpaid dividends.

Each holder of Series Preferred is entitled to the number of votes equal to the number of shares of the Company’s common stock into which such shares of Series Preferred could be converted.

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

As discussed in Note 2, the Company entered into a merger agreement which qualified as a Liquidation. Any proceeds received as a result of the working capital adjustment discussed in Note 2 will be paid to Series Preferred as outlined above.

Restatement

Subsequent to Trustwave Acquisition, Inc.’s acquisition of the Company (Note 2), Trustwave Holdings Inc. filed a registration statement with the SEC. The financial statements have been restated in order to comply with SEC reporting requirements. The Series Preferred stock has certain rights including the right upon the vote of the majority of the Series Preferred holders to redeem the Series Preferred for cash. In consideration of presentation requirements of ASC 480-10-S99-3A and ASR 268, the Series Preferred have been restated from Stockholders’ Equity to temporary equity on the balance sheet. Beginning retained earnings have been adjusted to reflect the impact of the restatement. The statement of changes in stockholders’ deficit reflects a decrease of $24,167,967 in Equity (deficit) to restate Series B-1 and Series A-1 in the amounts of $13,264,280 and $10,903,887, respectively, from Stockholders’ Equity to temporary equity as of August 25, 2009, December 31, 2008, and December 31, 2007. The restatement did not impact the statement of operations.

Warrants

The Company’s common stock warrants are classified as equity, with the exception of 537,500 warrants discussed in Note 4 which were issued in connection with the line of credit. The 537,500 common stock warrants and the 9,199,407 Series B-1 warrants are recorded as a liability under the applicable authoritative guidance and accordingly, the warrants are recorded at fair value with changes in fair value reflected in the statements of operations.

The following table presents the activity for warrants outstanding:

	Common
	Stock	Series B-1	Total
	Warrants	Warrants	Warrants

Outstanding — December 31, 2007	3,810,792	—	3,810,792
Issued	—	7,333,994	7,333,994

Outstanding — December 31, 2008	3,810,792	7,333,994	11,144,786
Issued	—	1,865,413	1,865,413

Outstanding — August 25, 2009	3,810,792	9,199,407	13,010,199

Stock Options

In February 2001, the Company adopted a 2001 stock option plan as amended from time to time (the “Plan”) under which the Company is authorized to grant incentive and nonqualified stock options to acquire up to 12,887,006 shares of the Company’s common stock to employees, directors, and consultants of the Company. Options granted generally vest over a period of four years and expire after a maximum of ten years. At August 25, 2009 and December 31, 2008, shares available for grant were 6,332,134 and 5,710,642, respectively.

In October 2007, the Company adopted a 2007 stock option plan (the “B-2 Plan”) under which the Company is authorized to grant incentive and nonqualified stock options to acquire up to 13,328,327 shares of the Company’s B-2 Preferred Stock to employees, directors, and consultants of the Company. Options granted vest over a period of four years and expire after a maximum of ten years. At August 25, 2009 and December 31, 2008, shares available for grant were 3,428,768 and 962,844, respectively.

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

The fair value of each award is estimated on the date of grant using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including the expected term of the option award, expected stock price volatility, and expected dividends. These estimates involve inherent uncertainties and the application of management judgment. Expected volatilities used in the valuation model are based on the average volatility of stock for five publicly traded companies determined to be in a similar industry as the Company. The risk-free rate for the expected term of the option is based on the United States Treasury yield curve in effect at the time of grant. The valuation model assumes no dividends. The Company applies a 40% forfeiture rate to the value. For the period ended August 25, 2009 and the year ended December 31, 2008, the Company recorded compensation expense associated with stock options of $71,649 and $122,352, respectively. As of August 25, 2009, the Company has an estimated $91,579 of future compensation costs related to the unvested portions of outstanding stock options.

The following table presents the activity for options outstanding:

	Common Stock Options		B-2 Preferred Stock Options
		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price

Outstanding — December 31, 2007	9,517,565	$0.187	—	$—
Granted	175,000	0.070	13,328,327	0.02447
Forfeited/canceled	(2,494,567)	0.030	(962,844)	0.02447
Exercised	(21,634)	0.136	—	—

Outstanding — December 31, 2008	7,176,364	0.153	12,365,483	0.02447
Forfeited/canceled	(621,492)	0.195	(2,465,924)	0.02447

Outstanding — August 25, 2009	6,554,872	$0.149	9,899,559	$0.02447

The following table presents the composition of common stock options outstanding and exercisable at August 25, 2009:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Price*	Life*	Number	Price*

$0.0700	7,000	$0.0700	8.93	2,042	$0.0700
$0.1270	10,000	$0.1270	4.11	10,000	$0.1270
$0.1470	6,414,247	$0.1470	6.36	5,750,080	$0.1470
$0.1473	20,000	$0.1473	6.78	16,042	$0.1473
$0.2800	73,625	$0.2800	7.70	41,810	$0.2800
$0.3900	30,000	$0.3900	5.62	30,000	$0.3900

Total	6,554,872			5,849,974

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table presents the composition of B-2 Preferred Stock options outstanding and exercisable at August 25, 2009:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Price*	Life*	Number	Price*

$0.02447	9,899,559	$0.02447	8.45	5,362,261	$0.02447

*	Price and Life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the year ended December 31, 2008:

	Common	B-2 Preferred
	Stock Options	Stock Options

Approximate risk-free rate	2.80%	2.80%
Average expected life	6.5 years	6.5 years
Dividend yield	0.00%	0.00%
Volatility	80%	80%
Estimated fair value per share	$0.0025	$0.0050

Note 6 — Income Taxes

Components reflected in the statements of income are as follows:

	August 25,	December 31,
	2009	2008

Current
Federal	$—	$—
State	—	—

	—	—

Deferred
Federal	16,567,435	(19,829,790)
State	1,557,853	(1,932,075)
Change in valuation allowance	(18,125,288)	21,761,865

	$—	$—

Differences between the income tax expense reported in the statements of operations and the amount computed by applying the statutory federal income tax rate of 34% to loss before income taxes are due primarily to the effects of state income taxes, certain nondeductible expenses, and the change in the valuation allowance recorded on the Company’s net deferred tax assets.

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

The net current and long-term deferred tax assets and (liabilities) in the accompanying balance sheets include the following:

	August 25,	December 31,
	2009	2008

Current
Accrued liabilities and other	$376,158	$275,013
Allowance for bad debt	1,865	10,562
Deferred revenue	1,474,050	2,226,723
Bridge note derivative liability	—	18,440,235

	1,852,073	20,952,533
Non-current
Net operating loss carryforwards	30,089,245	29,429,066
Property, equipment, and licensed software	196,989	103,269
Deferred revenue	1,653,017	1,430,575
Research and development costs	8,776	9,945

Total net deferred tax assets	33,800,100	51,925,388
Valuation allowance	(33,800,100)	(51,925,388)

Net deferred tax asset	$—	$—

For income tax reporting purposes, the Company has approximately $81,000,000 of net operating loss carryforwards that expire at various dates through 2029. The Tax Reform Act of 1986 contains provisions that limit the net operating loss carryforwards available to be used in any given year in the event of a significant change in ownership interests. The rules regarding such limitations are complex, and management did not complete its assessment as to whether a limitation has, in fact, occurred since the Company did not generate taxable income during the period ended August 25, 2009 and December 31, 2008. Realization of net operating loss carryforwards is dependent on generating sufficient taxable income prior to their expiration dates.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Due to the structure of the sale of the Company as discussed in Note 2, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences and therefore has established a full valuation allowance.

Note 7 — Employee Benefit Plan

Effective May 1, 2001, the Company adopted a retirement savings plan. The Vericept Corporation, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan and covers all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, and Section 401(k) of the Internal Revenue Code.

The assets of the Plan are held and the related investments are executed by the Plan’s trustee. Participants in the Plan have investment alternatives in which to place their funds and may place their fund in one or more of these investment alternatives. Administrative fees are paid by the Company on behalf of the Plan. The Plan provides for discretionary matching contributions by the Company. The Company contributed $33,680 and $23,820 for the

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

period ended August 25, 2009 and for the year ended December 31, 2008, respectively. Effective November 2009, the Plan was terminated.

Note 8 — Commitments and Contingencies

Operating Leases

During February 2005, the Company entered into an office lease agreement for the Denver administrative offices through November 2010. The lease was terminated by mutual consent of the parties effective July 31, 2009, and the Company was released from all liabilities under the lease and was obligated to pay $160,000 in lease termination fees. Under the agreement, the Company was allowed to occupy the space through October 2009 for $30,000 per month beginning August 1, 2009. The termination payments and post lease occupancy payments were classified as rent expense. Upon termination of the lease, the Company released the remaining balance of the deferred rent accrual of $67,670. Rent expense under this lease was $162,698 and $489,812 for the period ended August 25, 2009 and the year ended December 31, 2008, respectively.

During January 2007, the Company entered into an office lease agreement for the Boston administrative offices beginning March 2007 and ending March 2011. Rent expense under this lease was $194,492 and $257,522 for the period ended August 25, 2009 and the year ended December 31, 2008, respectively.

The Company also leases equipment under noncancelable operating leases. Rent expense under these leases was $41,972 and $74,390 for the period ended August 25, 2009 and the year ended December 31, 2008, respectively.

Future minimum lease payments under these leases are approximately as follows:

Year Ending August 25,

2010	$245,700
2011	123,667

$369,367

Commitments

In May 2006, the Company entered into an amendment to an existing software license agreement. The software covered by the agreement is embedded in the Company’s product. The amendment, which had a term through July 2008, charged a one-time unlimited use license fee of $420,000 with annual maintenance fees of $84,000. The license fee was being amortized over the remaining term of the agreement, and the annual maintenance fee was amortized over 12 months. In July 2007, the Company entered into a second amendment to this existing software license agreement. This amendment, which had a term through July 2010, charged a one-time fee of $400,000 for an unlimited use license and maintenance through the term of the agreement. The fee is being amortized over the term of the agreement.

In September 2006, the Company entered into a software license and marketing agreement through December 31, 2009. The software covered by the agreement is embedded in the Company’s product. The agreement includes minimum quarterly commitments for software license royalty fees that were set at $250,000 per quarter. Software license royalty fees in excess of these minimums and maintenance fees will be due in addition to these amounts. In 2009, the agreement was amended so that the minimum quarterly commitments, including maintenance fees, were reduced to $50,000 per quarter through the second quarter of 2010 and $100,000 per quarter through the second quarter of 2012, and the aggregate amount of the minimum quarterly commitments can be reduced based on fees paid to the licensor under another partner agreement it has with the Acquiring Company.

In March 2008, the Company entered into a two-year software license agreement. The software is embedded in the Company’s product. The agreement includes a one-time unlimited use license fee of $220,000 and $29,500 per

VERICEPT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

year for maintenance. The license fee was being amortized over the term of the agreement, and the annual maintenance fees were amortized over 12 months. In December 2008, the agreement was amended to allow the Company to embed the software into an additional product and the term was extended though March 2011. The amendment includes a one-time unlimited use license fee of $100,000 and $10,000 per year for maintenance. The license fee is being amortized over the remaining term of the amended agreement, and the annual maintenance fees are amortized over 12 months. The unamortized portion of initial license fee at the time of the amendment is being amortized over the term extended term of the amendment.

In September 2008, the Company entered into a two-year software license agreement for calendar 2008 and 2009. The software covered by the agreement is embedded in the Company’s product. The agreement includes royalty and related maintenance payments based on the Company’s sales of royalty bearing products. The agreement includes a prepaid royalty payment of $54,300 and initial annual support fees of $5,973. The royalty and maintenance fees were amortized to expense ratably over 24 months and the annual maintenance was amortized over 12 months. The royalties are expensed as incurred and the maintenance is amortized over the maintenance term.

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

Product Warranties

The Company’s agreements with customers generally state the Company’s software, documentation, maintenance services, professional services, and any other services that may be provided are provided “as is” without any warranty of any kind. As such, the Company has not incurred warranty costs, and does not maintain a warranty reserve.

Product Indemnifications

The Company’s software arrangements generally include a product indemnification provision that will indemnify and defend a client in actions brought against the client that claim the Company’s products infringe upon a copyright, trade secret, or valid patent. Historically, the Company has not incurred any significant costs related to product indemnification claims, and as a result, does not maintain a reserve for such exposure.

Note 9 — Related Party Transactions

Accounts payable — related party represents amounts payable at year-end under an agreement with an entity in which the CEO has an ownership interest. The agreement provides administrative and consulting services until terminated with 14-days’ written notice. Total expenditures incurred under this agreement were $5,700 and $79,197 in 2009 and 2008, respectively.

The Company had an agreement with an entity in which an investor is affiliated. The agreement provided technical support and contractual services. In 2009, this entity released the Company from certain obligations under this agreement including $105,293 of fees for work performed. Total net expenditures incurred under this agreement were $52,179 and $268,772 in 2009 and 2008, respectively.

Note 10 — Subsequent Events

On August 26, 2009, the Company merged with and into Trustwave Acquisition Inc. under the name of TW Vericept Corporation, a Delaware corporation (Note 2).

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or “FINRA” filing fee.

SEC registration fee		$11,610
FINRA filing fee		10,500
Stock exchange listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, or the “DGCL,” allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or “Section 145,” provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation will provide that to the fullest extent permitted by the DGCL, none of our directors shall be liable to our company or our stockholders for monetary damages arising from a breach of fiduciary duty owed to our company or our stockholders. In addition, our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We have entered into indemnification agreements with certain of our officers and directors pursuant to which we have agreed to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company or one of our subsidiaries, and to advance expenses as incurred by or on behalf of such person in connection therewith.

Prior to the completion of this offering, we expect to enter into indemnity agreements with each of our directors and executive officers in which we will agree to indemnify, defend and hold harmless, and also advance expenses as incurred, to the fullest extent permitted under applicable law, from damage arising from the fact that such person is or was an officer or director of our company or our subsidiaries.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is certain information regarding unregistered securities sold or issued by the registrant during the past three years. No underwriters were involved in any of the issuances or grants described below.

The table below sets forth certain information regarding our sales and issuances of unregistered securities since January 1, 2008.

Date of Sale	Title of Security	Number of Shares	Proceeds

June 3, 2008(1)	Series B preferred stock	1,019,606	$1,733,333
June 13, 2008(1)	Series B preferred stock	4,862,745	8,266,667
October 8, 2008(2)	Class A common stock	50,000	—

(1)	Sold to existing stockholders and DBRC Investments, LLC.
(2)	Issued to a consultant as consideration for advisory services.

The table below sets forth certain information regarding warrants to purchase our Class A common stock that we have issued since January 1, 2008:

Issue Date	Number of Shares	Exercise Price

March 1, 2010(1)	953,884	$1.08
March 1, 2010(2)	82,639	6.05
March 1, 2010(2)	25,000	3.00
September 22, 2010(3)	500,000	2.05
June 5, 2011(4)	5,223	1.08
July 6, 2011(5)	50,000	3.16

(1)	Issued as partial consideration in connection with our acquisition of Intellitactics.

(2)	In connection with our acquisition of Intellitactics, we assumed certain outstanding warrants to purchase stock of Intellitactics. Such warrants were converted into warrants to purchase shares of our Class A common stock.
(3)	Issued to Stuart Harvey, one of our directors.
(4)	Issued in connection with a post-closing purchase price adjustment relating to our acquisition of Intellitactics.

(5)	Warrant is not exercisable before the completion of our initial public offering and is subject to cancellation if the offering is not completed by October 31, 2011.

The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act since each such transaction did not involving a public offering, and all recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act. These offers, sales and issuances were generally made to our employees, executive officers, existing stockholders or persons with whom we otherwise had a business relationship.

The table below sets forth information with respect to options granted by us since January 1, 2008. All of the options were granted to our employees under our 2001 Stock Incentive Plan and are exercisable for shares of our Class A common stock.

	Aggregate
Date of Grant	Number of Shares	Exercise Price

May 12, 2008	25,000	$0.64
May 12, 2008	620,500	0.78
July 24, 2008	90,000	0.78
October 30, 2008	373,000	0.78
March 9, 2009	1,220,000	0.72
April 30, 2009	87,000	0.72
August 16, 2009	35,500	0.72
October 26, 2009	83,500	0.79
December 9, 2009	2,006,500	0.79
January 6, 2010	1,000,000	1.15
June 3, 2010	461,500	1.08
September 22, 2010	342,000	2.05
December 16, 2010	46,000	2.89
January 25, 2011	1,138,000	2.89
March 4, 2011	2,636,000	2.89
April 4, 2011	12,500	2.05
April 4, 2011	29,000	2.89
April 18, 2011	113,000	2.89
June 2, 2011	136,000	3.16
June 30, 2011	114,000	3.16

The aggregate exercise price for the options set forth above is $18,094,155. These grants were made in the ordinary course of business and did not involve any cash payment from the recipients. These grants did not involve a “sale” of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance on Rule 701 under the Securities Act.

Appropriate legends were affixed to the securities issued in all of these transactions. None of the share numbers set forth in this Item 15 have been adjusted to give effect to the Recapitalization.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of
Trustwave Holdings, Inc.:

Our audits of the consolidated financial statements referred to in our report dated April 21, 2011 appearing in this Registration Statement on Form S-1 of Trustwave Holdings, Inc. also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/  PricewaterhouseCoopers LLP
Chicago, Illinois

April 21, 2011

SCHEDULE II — Valuation and Qualifying Accounts
(in thousands)

				Addition
	Balance at	Additions		Acquired	Balance
	Beginning	Charged	Write-offs,	in Business	at End of
	of Period	to Expense	Net of Recoveries	Combinations	Period

Allowance for doubtful accounts:
Year Ended December 31, 2008	$790	$364	$(673)	$—	$481
Year Ended December 31, 2009	481	662	(552)	—	591
Year Ended December 31, 2010	591	1,476	(520)	—	1,547

Allowance for deferred taxes:
Year Ended December 31, 2008	$5,827	$609	$—	$—	$6,436
Year Ended December 31, 2009	6,436	108	—	—	6,544
Year Ended December 31, 2010	6,544	1,618	—	16,242	24,404

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, State of Illinois, on July 13, 2011.

Trustwave Holdings, Inc.

By:	/s/ Robert J. McCullen
Name:     Robert J. McCullen

Title:	Chairman, Chief Executive Officer and President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Robert J. McCullen Robert J. McCullen	Chairman, Chief Executive Officer and President (principal executive officer)	July 13, 2011

/s/ Mark Iserloth Mark Iserloth	Chief Financial Officer (principal financial officer and principal accounting officer)	July 13, 2011

* Andrew Bokor	Director	July 13, 2011

* Kevin Bradford	Director	July 13, 2011

* Richard Garman	Director	July 13, 2011

* Stuart C. Harvey Jr.	Director	July 13, 2011

* Richard Kiphart	Director	July 13, 2011

* Timothy Nicholson	Director	July 13, 2011

* Joseph Patanella	Director	July 13, 2011

Signature	Title	Date

* Howard Smith	Director	July 13, 2011

*	The undersigned by signing his name hereto, does sign and execute this Amendment No. 2 to Registration Statement on Form S-1 pursuant to the Power of Attorney executed by the above-named officers and directors of Trustwave Holdings, Inc. and filed with the Securities and Exchange Commission.

/s/  Mark Iserloth

Mark Iserloth
Attorney-in-Fact

POWER OF ATTORNEY

We, the undersigned directors of Trustwave Holdings, Inc., hereby severally constitute and appoint Robert J. McCullen, Mark Iserloth and Justin C. Choi, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ William Bertrand, Jr. William Bertrand, Jr.	Director	July 13, 2011

/s/ Walter Hosp Walter Hosp	Director	July 13, 2011

/s/ L. Neil Hunn L. Neil Hunn	Director	July 13, 2011

/s/ Ruth Ann Marshall Ruth Ann Marshall	Director	July 13, 2011

/s/ Zachary Nelson Zachary Nelson	Director	July 13, 2011

EXHIBIT INDEX

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement.
3	.1*	Form of Amended and Restated Certificate of Incorporation of Trustwave Holdings, Inc., to be effective upon completion of this offering.
3	.2*	Form of Amended and Restated Bylaws of Trustwave Holdings, Inc., to be effective upon completion of this offering.
4	.1*	Specimen Common Stock certificate.
5	.1**	Form of Opinion of Kirkland & Ellis LLP.
10	.1**	Amended and Restated Loan and Security Agreement, dated as of August 19, 2009, by and among Trustwave Holdings, Inc., TW Mirage Networks, Inc., Trustwave Intermediate, Inc. and TW Vericept Corporation, as borrowers, and Silicon Valley Bank.
10	.2**	First Loan Modification Agreement, dated as of October 18, 2009, by and among Trustwave Holdings, Inc., TW Mirage Networks, Inc., Trustwave Intermediate, Inc. and TW Vericept Corporation, as borrowers, and Silicon Valley Bank.
10	.3**	Consent and Second Loan Modification Agreement, dated as of January 6, 2010, by and among Trustwave Holdings, Inc., Trustwave Intermediate, Inc. and TW Vericept Corporation, as borrowers, and Silicon Valley Bank.
10	.4**	Consent and Third Loan Modification Agreement, dated as of March 1, 2010, by and among Trustwave Holdings, Inc., Trustwave Intermediate, Inc. and TW Vericept Corporation, as borrowers, and Silicon Valley Bank.
10	.5**	Joinder and Fourth Loan Modification Agreement, dated as of April 7, 2010, by and among Trustwave Holdings, Inc., Trustwave Intermediate, Inc. and TW Vericept Corporation, as borrowers, and Silicon Valley Bank.
10	.6**	Waiver and Fifth Loan Modification Agreement, dated as of August 30, 2010, by and among Trustwave Holdings, Inc., Trustwave Intermediate, Inc. and TW Vericept Corporation, as borrowers, and Silicon Valley Bank.
10	.7**	Sixth Loan Modification Agreement, dated as of November 2, 2010, by and among Trustwave Holdings, Inc., Trustwave Intermediate, Inc. and TW Vericept Corporation, as borrowers and Silicon Valley Bank.
10	.8**	Seventh Loan Modification Agreement, dated as of November 2, 2010, by and among Trustwave Holdings, Inc., Trustwave Intermediate, Inc. and TW Vericept Corporation, as borrowers, and Silicon Valley Bank.
10	.9**	Trustwave Holdings, Inc. 2001 Stock Incentive Plan.
10	.10**	Form of Stock Option Agreement under the 2001 Stock Incentive Plan.
10	.11**	Form of 2011 Cash and Equity Incentive Plan.
10	.12**	Form of Non-Qualified Stock Option Agreement under the 2011 Cash and Equity Incentive Plan.
10	.13**	Form of Incentive Stock Option Agreement under the 2011 Cash and Equity Incentive Plan.
10	.14**	Form of Restricted Stock Agreement under the 2011 Cash and Equity Incentive Plan.
10	.15**	Investor Rights Agreement, dated as of March 14, 2005, by and among Trustwave Holdings, Inc. and the investors and stockholders named therein.
10	.16**	Amendment to Investor Rights Agreement, dated as of December 29, 2006, by and among Trustwave Holdings, Inc. and the persons signatory thereto.
10	.17**	Second Amendment to Investor Rights Agreement, dated as of June 3, 2008, by and among Trustwave Holdings, Inc. and the persons signatory thereto.
10	.18**	Third Amendment to Investor Rights Agreement, dated as of August 26, 2009, by and among Trustwave Holdings, Inc. and the persons signatory thereto.
10	.19**	Fourth Amendment to Investor Rights Agreement, dated as of March 1, 2010, by and among Trustwave Holdings, Inc. and the persons signatory thereto.

Exhibit
Number		Description

10	.20**	Stockholders Agreement, dated as of March 14, 2005, by and among Trustwave Holdings, Inc. and the investors and stockholders named therein.
10	.21**	Amendment to Stockholders Agreement, dated as of December 29, 2006, by and among Trustwave Holdings, Inc. and the persons signatory thereto.
10	.22**	Second Amendment to Stockholders Agreement, dated as of June 3, 2008, by and among Trustwave Holdings, Inc. and the persons signatory thereto.
10	.23**	Third Amendment to Stockholders Agreement, dated as of August 26, 2009, by and among Trustwave Holdings, Inc. and the persons signatory thereto.
10	.24**	Fourth Amendment to Stockholders Agreement, dated as of September 8, 2009, by and among Trustwave Holdings, Inc. and the persons signatory thereto.
10	.25**	Fifth Amendment to Stockholders Agreement, dated as of March 1, 2010, by and among Trustwave Holdings, Inc. and the persons signatory thereto.
10	.26**	Sixth Amendment to Stockholders Agreement, dated as of June 18, 2010, by and among Trustwave Holdings, Inc. and the persons signatory thereto.
10	.27**	Seventh Amendment to Stockholders Agreement, dated as of September 22, 2010, by and among Trustwave Holdings Inc. and the persons signatory thereto.
10	.28**	Warrant to Purchase Stock, dated as of September 22, 2010, by and among Trustwave Holdings, Inc. and Stuart Harvey.
10	.29*	Employment Agreement, dated as of May 22, 2008, by and among Trustwave Holdings, Inc. and Andrew Bokor.
10	.30*	Employment Agreement, dated as of March 1, 2011, by and among Trustwave Holdings, Inc. and Mark Iserloth.
10	.31*	Employment Agreement, dated as of March 1, 2011, by and among Trustwave Holdings, Inc. and Douglas Klotnia.
10	.32*	Employment Agreement, dated as of May 22, 2008, by and among Trustwave Holdings, Inc. and Robert McCullen.
10	.33*	Employment Agreement, dated as of August 26, 2009, by and among Trustwave Holdings, Inc. and David Parkinson.
10	.34**	Asset Purchase Agreement, dated as of January 6, 2010, by and among Trustwave Holdings, Inc. and BitArmor Systems Inc.
10	.35**	Agreement and Plan of Merger and Reorganization, dated as of March 1, 2010, by and among Trustwave Holdings, Inc., Ambiron Trustwave Government Solutions, Inc., Intellitactics Inc., Lazard Technology Partners II LP, JMI Equity Fund IV, L.P., JMI Equity Fund IV (AI), L.P., JMI Euro Equity Fund IV, L.P., JMI Equity Side Fund, L.P., JMI Incubator Fund, L.P. and JMI Incubator Fund (QP), L.P.
10	.36**	Agreement and Plan of Merger and Reorganization, dated as of June 18, 2010, by and among Trustwave Holdings, Inc., Trustwave Acquisition Corp., Breach Security, Inc., SRBA #5, L.P., Evergreen Partners US Direct Fund III, L.P., Evergreen Partners Direct Fund III (Israel) L.P. and Evergreen Partners Direct Fund III (Israel 1) L.P.
10	.37**	Indemnification Agreement, dated as of March 14, 2005, by and between Trustwave Holdings, Inc., Richard Kiphart and David Valentine.
10	.38**	Indemnification Agreement, dated as of March 14, 2005, by and between Trustwave Holdings, Inc., MBK Ventures, LLC, Andrew Bokor and Robert McCullen.
10	.39**	Indemnification Agreement, dated as of March 14, 2005, by and between Trustwave Holdings, Inc., Joseph Patanella and Erik Schetina.
10	.40**	Indemnification Agreement, dated as of March 14, 2005, by and between Trustwave Holdings, Inc., Financial Technology Management II, LLC, Richard Garman and Kevin Bradford.
10	.41**	Form of indemnification agreement for directors.
10	.42**	Form of indemnification agreement for officers.
10	.43**	General Release, dated as of May 20, 2011, between Trustwave Holdings, Inc. and David Parkinson.

Exhibit
Number		Description

10	.44*	Trustwave Holdings, Inc. 2011 Employee Stock Purchase Plan.
21	.1**	List of subsidiaries of Trustwave Holdings, Inc.
23.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2		Consent of Grant Thornton LLP, independent registered public accounting firm.
23.3		Consent of Mayer Hoffman McCann P.C., independent registered public accounting firm.
23.4		Consent of Alpern Rosenthal, independent registered public accounting firm.
23.5		Consent of Ehrhardt Keefe Steiner & Hottman PC, independent registered public accounting firm.
23	.6**	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24	.1**	Powers of Attorney (included on signature page).

*	To be filed by amendment.
**	Previously filed.